Form 10-K, Exhibit 13
period 1994-04-02
MARSH SUPERMARKETS INC
filed 1994-06-29
CIK 62737

                                                            EXHIBIT 13

                                PORTIONS OF ANNUAL REPORT TO SHAREHOLDER INCORPORATED BY REFERENCE

SELECTED FINANCIAL DATA (in thousands, except per share amounts)
As of and for the year ended               April 2, 1994    March 27, 1993   March 28, 1992   March 30, 1991   March 31, 1990
- - ------------------------------------------------------------------------------------------------------------------------------
Sales and other revenues (a)                   $1,263,191        $1,170,398       $1,131,326       $1,092,823       $1,002,021
Income before income taxes and changes
   in accounting principles  (a)                   13,517            15,569           15,268           20,005           16,709
Income before cumulative effect of changes
   in accounting principles                         8,526             9,828            9,725           12,793           10,723
Cumulative effect of accounting changes             1,941                 -                -                -                -
                                               ----------        ----------       ----------       ----------       ----------
Net income                                     $   10,467        $    9,828       $    9,725       $   12,793       $   10,723
                                               ==========        ==========       ==========       ==========       ==========
Net income per share, fully diluted  (b)       $     1.17        $     1.23       $     1.23       $     1.62       $     1.38
Dividends declared per share                          .44               .44              .43              .39              .34
Total assets                                      375,349           352,511          305,031          273,324          237,225
Long-term liabilities                             148,818           155,444          128,029         110, 328           89,002

(a) State income taxes and depreciation expense have been reclassified to conform with the 1994 presentation.
(b) 1994 and 1993 earnings per share reflect dilutive options and convertible debentures issued in March 1993. 1992 and 1991 earnings per share reflect dilutive options. For 1990, earnings per share are calculated on average shares outstanding; dilution was deemed insignificant.



SELECTED QUARTERLY FINANCIAL DATA (unaudited)
(in thousands, except per share amounts)
                                                             1994                                          1993
                                          Fourth      Third      Second      First      Fourth       Third      Second      First
                                          -----------------------------------------   --------------------------------------------
Sales and other revenues                  $312,044   $291,191   $375,189   $284,767    $269,826    $275,913   $355,193    $269,466
Gross profit                                76,446     70,258     91,904     69,243      65,047      65,190     83,785      64,612
Selling, general and administrative         65,380     60,745     79,106     57,561      56,341      56,030     70,900      52,973
Depreciation and amortization                5,038      4,093      5,267      3,808       4,140       3,771      4,938       3,654
                                           -------    -------    -------    -------     -------     -------    -------     -------
Operating profit                             6,028      5,420      7,531      7,874       4,566       5,389      7,947       7,985
Interest and debt expense amortization       3,392      2,982      4,016      2,946       2,429       2,271      3,207       2,411
                                           -------    -------    -------    -------     -------     -------    -------     -------
Income before income tax provision
   and cumulative effect of changes in
   accounting principles                     2,636      2,438      3,515      4,928       2,137       3,118      4,740       5,574
Income taxes                                   916        870      1,382      1,823         964       1,264      1,517       1,996
                                           -------    -------    -------    -------     -------     -------    -------     -------
Income before cumulative effect of
   changes in accounting principles          1,720      1,568      2,133      3,105       1,173       1,854      3,223       3,578
Cumulative effect of changes in
   accounting principles                         -          -          -      1,941           -           -          -           -
                                           -------    -------    -------    -------     -------     -------    -------     -------
Net income                                $  1,720   $  1,568   $  2,133   $  5,046    $  1,173    $  1,854   $  3,223    $  3,578
                                           =======    =======    =======    =======     =======     =======    =======     =======
EARNINGS PER SHARE-
Per primary share outstanding:
   Before cumulative effect of
      accounting changes                  $    .20   $    .19   $    .25   $    .37    $    .15    $    .24   $    .41    $    .45
   Cumulative accounting changes                 -          -          -        .23           -           -          -           -
                                           -------    -------    -------    -------     -------     -------    -------     -------
   Net income                             $    .20   $    .19   $    .25   $    .60    $    .15    $    .24   $    .41    $    .45
                                           =======    =======    =======    =======     =======     =======    =======     =======
Assuming full dilution:
   Before cumulative effect of
      accounting changes                  $    .20   $    .18   $    .25   $    .34    $    .15    $    .24   $    .41    $    .45
   Cumulative accounting changes                 -          -          -        .20           -           -          -           -
                                           -------    -------    -------    -------     -------     -------    -------     -------
   Net income                             $    .20   $    .18   $    .25   $    .54    $    .15    $    .24   $    .41    $    .45
                                           =======    =======    =======    =======     =======     =======    =======     =======
COMMON STOCK PRICES:
  Class A-         High                   $  12.25   $  12.75   $  13.00   $  14.75    $  15.50    $  15.25   $  17.50    $  18.00
                   Low                        9.50       9.50      11.50      12.50       13.50       13.00      13.50       15.00
  Class B-         High                      11.25      12.50      12.50      13.25       15.50       15.25      17.00       17.75
                   Low                        9.50       9.50      11.00      11.75       12.25       12.75      13.50       14.50

CASH DIVIDEND:
                   Class A                $    .11   $    .11   $    .11   $    .11    $    .11    $    .11   $    .11    $    .11
                   Class B                     .11        .11        .11        .11         .11         .11        .11         .11

Cash dividends have been paid on the common stock during each quarter of the past 34 years.

Quarterly earnings per share are based on weighted average shares outstanding and dilutive effect of options and convertible securities outstanding for the quarter. The sum of the quarters may not equal the full year income per share amount.

The second quarter is 16 weeks, the first, third and fourth quarters are 12 weeks, except the 1994 fourth quarter which is 13 weeks.

Unusual or infrequently occurring items recognized in net income in the quarterly results are as follows:
First quarter 1994:Includes changes in accounting methods related to adopting
  FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions", and FASB Statement No. 109, "Accounting for Income Taxes". The cumulative effect of the changes was a $1.9 million increase in net income, or $.20 per fully diluted share.

Fourth quarter 1994: Adjustments to various loss reserves decreased net income $.05 per fully diluted share.

Fourth quarter 1993: Adjustment to accrued incentive plan decreased net income $.06 per fully diluted share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table sets forth certain income statement components expressed as a percentage of sales and other revenues and the year-to-year percentage changes in such components:


                                                           Percentage of Revenues
                                                                Year Ended                           Percentage Change
                                                    April 2,     March 27,         March 28,        1994             1993
                                                      1994         1993              1992         vs. 1993         vs. 1992
                                                      ----         ----              ----         --------         --------
Sales and other revenues . . . . . . . . . . .        100.0%        100.0%            100.0%        7.9%              3.5%
Gross profit . . . . . . . . . . . . . . . . .         24.4          23.8              23.6        10.5               4.4
Selling, general and administrative  . . . . .         20.8          20.2              19.9        11.2               5.0
Depreciation and amortization  . . . . . . . .          1.4           1.4               1.4        10.3               3.1
Operating profit . . . . . . . . . . . . . . .          2.1           2.2               2.3         3.7               4.7
Interest and debt amortization
   expense . . . . . . . . . . . . . . . . . .          1.1           0.9               0.9        29.2              (1.7)
Income before income taxes and
   cumulative effect of changes in
   accounting principles . . . . . . . . . . .          1.1           1.3               1.3       (13.2)              2.0
Income taxes . . . . . . . . . . . . . . . . .          0.4           0.5               0.5       (13.1)              3.6
Income before cumulative effect
   of changes in accounting
   principles  . . . . . . . . . . . . . . . .          0.7           0.8               0.9       (13.2)              1.1
Cumulative effect of changes in
   accounting principles . . . . . . . . . . .          0.2             -                 -           -                 -
Net income . . . . . . . . . . . . . . . . . .          0.8           0.8               0.9         6.5               1.1
                                                      =====         =====             =====

SALES AND OTHER REVENUES
In 1994, a 53 week year, consolidated revenue increased $92.8 million, or 7.9% from 1993, a 52 week year. Approximately $23.6 million, or 2%, of the 1994 revenue is attributable to the additional week. Sales of the supermarket, convenience store retail (Village Pantry) and convenience store wholesale distribution operations (CSDC) accounted for 73%, 13% and 14% respectively, of consolidated revenue. Supermarket division sales increased 6.8%, accounting for approximately $58 million of the $92.8 million consolidated increase in 1994 revenue. The supermarket increase was due principally to new stores. Sales by CSDC increased approximately $26 million, or 16.8%, largely due to a 7.4% increase in customers. Village Pantry sales increased by $6.9 million, or 4.7%.

Retail sales (excluding gasoline) in like-stores open all weeks of comparable quarters, ignoring the 53rd week of 1994, declined 1.2% in 1994 from 1993, compared to a decline of 1.9% in the prior year. From 1992 through the second quarter of 1994, a weak economy adversely affected sales. In 1994, moderate deflation in perishable food products and significant reductions in cigarette prices by the manufacturers reduced reported sales, despite unit increases. Further, 1993 and 1994 supermarket sales were adversely impacted by competitors opening new stores, including conventional supermarkets, discount stores and wholesale clubs. The like-store sales trend has improved after reaching a negative 3.2% in the second quarter of 1993, ending with a .4% decrease in the fourth quarter of 1994, compared to the comparable quarters of the prior year.

In 1993, compared to 1992, supermarkets and CSDC generated increased sales. Village Pantry sales were off slightly due to operating fewer gasoline locations.

With the recent improvements in the economy, return of moderate food price inflation and the maturing of newly constructed stores, the Company anticipates improvement in the like-store sales trend.

GROSS PROFIT
Gross profit is net of warehousing, transportation and promotional expenses.

Expressed as a percentage of revenue, consolidated gross profit improved 0.6%, from 23.8% in 1993, to 24.4% in 1994. From 1992 to 1993, gross profit improved 0.2%, from 23.6% to 23.8%. The 1994 improvement was due principally to increased retail margins in the supermarket operation. The improved retail margin is a function of increased emphasis on perishable and prepared foods that traditionally yield higher gross margins, expanded product lines, improved merchandising mixes in new and enlarged stores and increased trade discounts from product procurement. Village Pantry and CSDC margins also improved.

In 1993, the gross profit improvement was principally due to improved grocery and fuel margins in Village Pantry, and moderate improvements in supermarket margins. CSDC margins remained consistent with the prior year.

The LIFO inventory adjustments increased gross profit by $1.3 million in 1994, compared to a decrease of $135 thousand in 1993, and an increase of $300 thousand in 1992.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses, expressed as a percentage of revenues, increased 0.6% from 20.2% in 1993 to 20.8% in 1994. This compares to an increase of 0.3% of revenues in 1993. The negative like-store sales trend of the past two years contributed to the upward expense trend expressed as a percentage of revenues. Increased store labor and benefit costs associated with new stores represented the largest element of increase. Direct wages, in like-stores, decreased slightly in each of 1993 and 1994. The fringe benefit component increased due to higher health care and pension costs. Management anticipates 1995 pension expense will increase approximately $300 thousand as result of a change in the discount rate. The concurrent change in the assumed rate of future compensation increase is expected to offset approximately $200 thousand of the increase. Rent and other occupancy expenses have increased each year due to store expansion activity. Advertising expense was substantially increased, to prepare for a major new competitor entering the Indianapolis market in the first quarter of fiscal 1995. Advertising expense decreased in 1993, after increasing in 1992, due to heavy promotion of the new superstore format. Administrative wages increased in 1993 due to accruals for management incentive plans. No executive bonus was earned for 1994.

In the fourth quarter of 1994, the Company announced an expense reduction plan. The plan encompassed a reduction of approximately 70 non-retail positions and changes to the Company automobile program. The staff reductions resulted from a realignment of corporate headquarter responsibilities and improved warehousing and transportation operating efficiencies. The warehouse and transportation efficiencies relate to redesigning the physical layout of the Company's dry grocery distribution center and the removal of an obsolete mechanized system. These changes will reduce labor and maintenance expense while providing more efficient space utilization. Additional savings resulted from the successful implementation of new warehouse labor standards in the Company's perishable products distribution center and the linkage of the standards to an employee incentive program. The fourth quarter pre-tax charge for severance benefits and other expenses related to the expense reduction plan was approximately $700 thousand. Most of this charge was offset by savings from the expense reductions. Net annualized realizable savings from these changes are projected to be $2.0 million on an after tax basis.

DEPRECIATION AND AMORTIZATION EXPENSE
Depreciation and amortization, expressed as a percentage of revenue, remained constant at 1.4% for 1994, 1993 and 1992. Depreciation and amortization increased over the last three years due primarily to opening new stores.

OPERATING PROFIT
Operating profit, expressed as a percentage of revenues, declined slightly to 2.1% in 1994 from 2.2% in 1993 and 2.3% in 1992. Improvements in gross profit have been offset by increased selling, general and administrative expenses discussed above.

INTEREST EXPENSE
Interest expense increased $3.0 million, or 29.3% in 1994, compared to 1993. The increase is attributable to the Company's decision, at the end of the third quarter of fiscal 1993, to replace $40 million of long-term floating rate bank debt with $50 million of fixed rate unsecured senior notes. The new fixed rate financing has a weighted average interest rate of 8.4%, compared to an average rate of 4.2% on the floating rate bank debt. Additionally, the Company issued $20 million of 7% convertible debentures during the fourth quarter of 1993.


In 1993, interest expense declined 1.7% from 1992. A slightly higher level of interest incurred was offset by an increase in capitalized construction period interest. As discussed above, the increased debt level at March 27, 1993, compared to the prior year end, occurred late in fiscal 1993 and did not proportionately increase interest expense for 1993. During the period of 1993 the floating rate bank debt was outstanding, the Company benefited from interest rates lower than the rates that prevailed on such borrowings in 1992.

INCOME TAXES
The effective income tax rate was 36.9% in 1994 and 1993, and 36.3% in 1992. The enactment of a retroactive federal rate increase in the current year was largely negated by increased charitable contributions of inventory. The 1993 effective rate increased from 1992 due to reduced targeted jobs tax credits with an offset from the favorable settlement of an IRS examination for fiscal years 1989 and 1990. As discussed in Note G to the consolidated financial statements, the Company adopted FASB Statement No. 109, "Accounting for Income Taxes," in the first quarter of 1994. During 1994, the Company reclassified to income tax expense certain state income taxes, for all years presented, that were previously reported as a component of selling, general and administrative expense. This reclassification enhances comparability to other companies.

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES
The Company provides certain health care benefits to early retirees. In the first quarter of 1994, the Company adopted FASB Statement No. 106, "Employers Accounting for Postretirement Benefits Other than Pensions", which requires the accrual of the expected cost of such benefits over employees' years of service. Previously, costs associated with these benefits were expensed when paid (amounts were not material). The Company recognized a $1.7 million (net of tax benefit) accrued benefit obligation as of the date of adoption. Future expense is expected to be immaterial and closely match the expense previously recorded on the "pay as you go" basis.

Also, in the first quarter of 1994, the Company adopted FASB Statement No. 109, "Accounting for Income Taxes", which requires the Company to utilize the liability method of accounting for income taxes. The cumulative effect of this change increased net income by $3.6 million. See Note G to the consolidated financial statements for a detailed analysis of the Company's income tax accounts.

The net effect of the changes discussed above increased 1994 earnings by $1.9 million, or $.20 per fully diluted share.

NET INCOME
Throughout 1992, 1993 and the first half of 1994, earnings were negatively impacted by the weak economy and increased competition. In 1994, the $1.0 million increase in operating profit was offset by a $3.0 million increase in interest expense. In 1992, the Company first experienced the higher expense associated with the new corporate headquarters building into which it relocated in the first quarter of that year. Fiscal 1992 was also impacted by a number of other factors, including: (1) a worsening economy, (2) a retail environment of declining sales and intensified price competition, (3) heavy initial pre-opening, advertising, promotional and operating expenses associated with the opening of a new superstore, and (4) the charge-off of approximately $300 thousand of costs incurred in connection with a withdrawn common stock offering. The effects of adverse economic and competitive conditions in 1993 and 1992 were partially offset by certain property and equipment gains approximating $450 thousand and $750 thousand in the second quarter of 1993 and 1992, respectively.

In 1994, improved Village Pantry and CSDC earnings were offset by lower earnings in supermarket operations, which primarily resulted from expenses associated with opening an abnormally large number of new stores compared to recent years. In 1993, improved Village Pantry earnings offset lower earnings from supermarket operations and CSDC.

OTHER
In the retail food industry, changes in product cost are generally reflected in higher or lower retail prices with gross margin percentages remaining relatively stable. Periods of very moderate food price inflation or price deflation tend to affect adversely operating results since revenues are reduced while inflationary increases continue in certain expense categories. Through the use of the LIFO inventory costing method, current costs are reflected in the cost of merchandise sold.


LIQUIDITY AND CAPITAL RESOURCES

CAPITAL SPENDING

Capital expenditures and major capital projects completed during the last three years consisted of:
                                                                     1994                   1993                1992
                                                                     ----                   ----                ----

Capital expenditures (millions)                                     $44.3                  $26.2               $38.1
                                                                    =====                  =====               =====
Projects completed
   Supermarkets
      New/acquired stores                                             6                      4                   1
      Closed stores                                                   3                      0                   1
      Major remodels/expansions                                       2                      1                   3
   Convenience stores
      New/acquired stores                                             5                      3                   6
      Closed stores                                                   1                      2                   1

In addition to store projects summarized above, 1992 capital expenditures included a portion of the cost of the new corporate headquarters building, which was completed and occupied in May 1991. All years include land acquisitions for future store development.


During 1994, the Company constructed the following:

STORE TYPE                  CATEGORY               SQUARE FEET                 LOCATION                          OPENED
- - ----------                  --------               -----------                 --------                          ------
Superstore                  New                       80,270                Indianapolis, IN              October 29, 1993
Supermarket                 New                       53,633                Bloomington, IN               October 31, 1993
Supermarket                 Replacement               54,213                Warsaw, IN                    May 21, 1993
Supermarket                 Replacement               59,815                Indianapolis IN               June 6, 1993
Supermarket                 Replacement               59,849                Noblesville, IN               November 9, 1993
Supermarket                 Remodel/Expansion         56,273                Indianapolis, IN              March 28, 1994
LoBill                      New                       32,502                Cincinnati, OH                March 1, 1994
LoBill                      Conversion/Remodel        27,200                Cincinnati, OH                November 17, 1993
Convenience                 New                        4,460                Wabash, IN                    August 12, 1993
Convenience                 New                        4,633                Fishers, IN                   August 26, 1993
Convenience                 New                        4,528                Noblesville, IN               September 30, 1993
Convenience                 New                        1,600                Shelbyville, IN               January 13, 1994
Convenience                 Replacement                4,460                Kokomo, IN                    August 19, 1993


The projects listed above (net of stores closed) increased total selling area square footage 9.7% in 1994. The Supermarket and Village Pantry divisions increased selling area square footage 10.5% and 3.1%, respectively.

During 1993, the Company constructed an 81,000 square foot supermarket, two 27,000 square foot LoBill Supermarkets, and three Village Pantry stores (two were replacement stores); acquired an existing 31,000 square foot supermarket, and converted an older supermarket to the LoBill format. In 1993, total retail square footage increased 6%.

For 1995, the Company plans to open two new supermarkets, a new LoBill, five new convenience stores, and acquire several sites for future store development. The cost of these projects and other routine capital commitments is projected to be $35 million. Of this amount, $8 million will be funded through equipment leasing, one supermarket will be leased, and the Company believes it can finance the balance of this development program with current cash balances and internally generated funds.

The Company anticipates completion of most of these projects by November or December 1994; however, the actual completion dates could be delayed.

The Company's plans with respect to store construction, expansion and remodeling may be revised in light of changing conditions, such as competitive influences, the ability to sucessfully negotiate site acquisitions or leases, zoning limitations, and other governmental regulations. The timing of projects is subject to normal construction and other delays. It is possible the projects described above may not commence, others may be added, and a portion of the planned expenditures with respect to projects commenced during the current fiscal year may carry over to the subsequent fiscal year.

FINANCING AND LIQUIDITY
The Company's capital requirements have traditionally been financed through internally generated funds, long-term borrowings and lease financings, including capital and operating leases. In March 1993, the Company sold, in a public offering, $20 million of convertible subordinated debentures and 569,900 shares of Class B Common Stock for aggregate net proceeds of approximately $26 million (these amounts include $2.5 million of debentures and 69,900 shares of stock, issued in 1994, pursuant to underwriters' overallotment options). In addition to the public offering, recent major financings include private placements of long-term fixed rate debt of $23.0 million in fiscal 1991 and $50 million in December 1992. Of the long-term debt and capital lease obligations at April 2, 1994, 97% is at fixed rates of interest averaging 8.9%, while 3% is at fluctuating rates of interest averaging 4.3%.

The $16.4 million decrease in cash from March 27, 1993 to April 2, 1994, is largely a function of capital expenditures, as previously discussed.

The Company's bank revolving credit agreements provide $45 million of financing. Commitments for short-term bank borrowings provide an additional $15 million. At April 2, 1994, $4 million was outstanding on a short-term bank borrowing.

The Company historically has financed expansion through long-term debt placements and lease financings, including capital and operating leases. It anticipates continued access to such financing sources. The Company's senior note agreements preclude additional long-term borrowings if the Company's total long-term liabilities, including capital lease obligations, would exceed 60% of the Company's consolidated net tangible assets. Under the most restrictive of these borrowing limitations, additional long-term borrowings are limited to approximately $20 million as of April 2, 1994.

REPORT OF MANAGEMENT ON RESPONSIBILITY FOR FINANCIAL REPORTING

         The management of Marsh Supermarkets, Inc. is responsible for the preparation and integrity of the consolidated financial statements included in this annual report. The financial statements were prepared in accordance with generally accepted accounting principles and necessarily include some amounts based on management's best estimates and judgment. All financial information appearing in this annual report is consistent with that in the financial statements.
         The Company maintains a system of internal controls which is designed to provide reasonable assurance, on a cost-effective basis, that assets are safeguarded and transactions are properly authorized and recorded accurately in the financial records. The Company believes its control system is enhanced by its long-standing emphasis on conducting business in accordance with the highest standards of conduct and ethics.
         Independent auditors, Ernst & Young, have audited the accompanying financial statements and their report is included herein. Their audits, conducted in accordance with generally accepted auditing standards, included review and evaluation of selected internal accounting controls for purposes of designing their audit tests.
         The Audit Committee of the Board of Directors meets periodically with the independent auditors to discuss the scope and results of their audit work, their assessment of internal controls, and the quality of financial reporting. The independent auditors are engaged by the Board of Directors, upon recommendation of the Audit Committee.


                                        /s/ Don E. Marsh
                                        ---------------------------------------
                                            Don E. Marsh
                                            Chairman of the Board, President and
                                            Chief Executive Officer

                                        /s/ Douglas Dougherty
                                        ---------------------------------------
                                            Douglas Dougherty
                                            Chief Financial Officer

                                        /s/ Michael D. Castleberry
                                        ---------------------------------------
                                            Michael D. Castleberry
                                            Director of Accounting
                                            Chief Accounting Officer

- - --------------------------------------------------------------------------------
ERNST & YOUNG      One Indiana Square                  Phone: (317) 681-7000
                   Suite 3400                          Fax:   (317) 681-7216
                   Indianapolis, Indiana 46204-2094

REPORT OF INDEPENDENT AUDITORS



To the Shareholders and Board of Directors of Marsh
Supermarkets, Inc.

        We have audited the accompanying consolidated balance sheets of Marsh Supermarkets, Inc. and subsidiaries as of April 2, 1994 and March 27, 1993, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended April 2, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marsh Supermarkets, Inc. and subsidiaries at April 2, 1994 and March 27, 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 2, 1994, in conformity with generally accepted accounting principles.
        As discussed in Note A to the consolidated financial statements, in 1994 the Company changed its methods of accounting for postretirement health benefits and income taxes.

                                        /s/ Ernst & Young


Indianapolis, Indiana
June 9, 1994


CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

YEAR ENDED                                                                 April 2, 1994        March 27, 1993     March 28, 1992
- - ---------------------------------------------------------------------------------------------------------------------------------
Sales and other revenues  . . . . . . . . . . . . . . . . . . . .             $1,263,191          $1,170,398         $1,131,326
Cost of merchandise sold, including
     warehousing and transportation . . . . . . . . . . . . . . .                955,340             891,764            864,487
                                                                              ----------          ----------         ----------
Gross profit  . . . . . . . . . . . . . . . . . . . . . . . . . .                307,851             278,634             266,839
Selling, general and administrative . . . . . . . . . . . . . . .                262,792             236,244             225,071
Depreciation and amortization . . . . . . . . . . . . . . . . . .                 18,206              16,503             16,002
                                                                              ----------          ----------         ----------
Operating profit  . . . . . . . . . . . . . . . . . . . . . . . .                 26,853              25,887             25,766
Interest and debt expense
     amortization-Note C  . . . . . . . . . . . . . . . . . . . .                 13,336              10,318             10,498
                                                                              ----------          ----------         ----------
Income before income taxes and cumulative
     effect of changes in accounting
     principles . . . . . . . . . . . . . . . . . . . . . . . . .                 13,517              15,569             15,268
Income taxes-Note G . . . . . . . . . . . . . . . . . . . . . . .                  4,991               5,741              5,543
                                                                              ----------          ----------         ----------
Income before cumulative effect of changes
     in accounting principles . . . . . . . . . . . . . . . . . .                  8,526               9,828              9,725
Cumulative effect of changes in accounting
     principles (net of tax benefits)-
     Notes F and G  . . . . . . . . . . . . . . . . . . . . . . .                  1,941                   -                  -
                                                                              ----------          ----------         ----------
   NET INCOME . . . . . . . . . . . . . . . . . . . . . . . . . .             $   10,467          $    9,828         $    9,725
                                                                              ==========          ==========         ==========


EARNINGS PER SHARE:
Primary
- - -------
Before cumulative effect of changes in
     accounting principles  . . . . . . . . . . . . . . . . . . .             $     1.01          $     1.24         $     1.23
Cumulative effect of accounting changes . . . . . . . . . . . . .                    .23                   -                  -
                                                                              ----------          ----------         ----------
   NET INCOME . . . . . . . . . . . . . . . . . . . . . . . . . .             $     1.24          $     1.24         $     1.23
                                                                              ==========          ==========         ==========


Fully diluted
- - -------------
Before cumulative effect of changes in
     accounting principles  . . . . . . . . . . . . . . . . . . .             $      .97           $    1.23         $     1.23
Cumulative effect of accounting changes . . . . . . . . . . . . .                    .20                   -                  -
                                                                              ----------           ---------         ----------
   NET INCOME . . . . . . . . . . . . . . . . . . . . . . . . . .             $     1.17           $    1.23         $     1.23
                                                                              ==========           =========         ==========

Dividends per share . . . . . . . . . . . . . . . . . . . . . . .             $      .44           $     .44         $      .43
                                                                              ==========           =========         ==========
- - ---------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.



CONSOLIDATED BALANCE SHEETS
(in thousands)

ASSETS                                                                       April 2, 1994   March 27, 1993
- - -----------------------------------------------------------------------------------------------------------
Current Assets
  Cash and equivalents  . . . . . . . . . . . . . . . . . . . . . . .            $ 24,112      $ 40,529
   Accounts receivable, less allowances of
    $612 in 1994, and $308 in 1993  . . . . . . . . . . . . . . . . .              16,247        14,723
   Inventories -Note B  . . . . . . . . . . . . . . . . . . . . . . .              87,806        74,891
   Prepaid expenses . . . . . . . . . . . . . . . . . . . . . . . . .               5,159         6,511
   Recoverable income taxes . . . . . . . . . . . . . . . . . . . . .                 102             -
   Deferred income taxes -Note G  . . . . . . . . . . . . . . . . . .               2,399             -
                                                                                 --------      --------
          TOTAL CURRENT ASSETS  . . . . . . . . . . . . . . . . . . .             135,825       136,654


Property and Equipment -Note C
   Land . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              38,231        33,630
   Buildings  . . . . . . . . . . . . . . . . . . . . . . . . . . . .             112,792        85,570
   Fixtures and equipment . . . . . . . . . . . . . . . . . . . . . .             100,287        92,612
   Leasehold improvements . . . . . . . . . . . . . . . . . . . . . .              45,937        45,737
   Construction in progress . . . . . . . . . . . . . . . . . . . . .               2,295         7,314
                                                                                 --------      --------
                                                                                  299,542       264,863
   Allowances for depreciation and amortization . . . . . . . . . . .              85,304        74,684
                                                                                 --------      --------
          TOTAL PROPERTY AND EQUIPMENT  . . . . . . . . . . . . . . .             214,238       190,179


Capitalized lease property, less amortization - Note D  . . . . . . .               7,439        10,424
Other assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . .              17,847        15,254
                                                                                 --------      --------
                                                                                 $375,349      $352,511
                                                                                 ========      ========
- - -----------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.



LIABILITIES AND SHAREHOLDERS' EQUITY
(in thousands)

                                                                                April 2, 1994      March 27, 1993
- - -----------------------------------------------------------------------------------------------------------------
Current Liabilities
   Notes payable to banks . . . . . . . . . . . . . . . . . . . . . . . .           $  4,000           $   -
   Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . .             50,370             37,281
   Employee compensation  . . . . . . . . . . . . . . . . . . . . . . . .              9,634              9,498
   State and local taxes  . . . . . . . . . . . . . . . . . . . . . . . .             10,128              9,713
   Other accounts payable and accrued expenses  . . . . . . . . . . . . .             15,068             13,045
   Incomes taxes -Note G  . . . . . . . . . . . . . . . . . . . . . . . .                -                2,337
   Dividends payable  . . . . . . . . . . . . . . . . . . . . . . . . . .                929                921
   Current maturities of long-term liabilities  . . . . . . . . . . . . .              7,246              4,529
                                                                                    --------           --------
          TOTAL CURRENT LIABILITIES . . . . . . . . . . . . . . . . . . .             97,375             77,324

Long-Term Liabilities
   Long-term debt -Note C . . . . . . . . . . . . . . . . . . . . . . . .            138,484            143,988
   Obligations under capital leases-Note D  . . . . . . . . . . . . . . .             10,334             11,456
                                                                                    --------           --------
          TOTAL LONG-TERM LIABILITIES . . . . . . . . . . . . . . . . . .            148,818            155,444

Deferred Items
   Income taxes -Note G . . . . . . . . . . . . . . . . . . . . . . . . .             12,583             13,141
   Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              6,779              5,063
                                                                                    --------           --------
          TOTAL DEFERRED ITEMS  . . . . . . . . . . . . . . . . . . . . .             19,362             18,204

Shareholders' Equity -Notes C and H
   Series A Junior Participating Cumulative Preferred Stock:
      Authorized: 5,000,000 shares
      Issued: None
   Class A Common Stock, no par value:
      Authorized: 15,000,000 shares
      Issued: 1994 - 4,695,253; 1993 -
      4,695,258 shares  . . . . . . . . . . . . . . . . . . . . . . . . .              8,552              8,394
   Class B Common Stock, no par value:
      Authorized: 15,000,000 shares
      Issued: 1994 - 5,265,158; 1993 -
      5,195,258 shares  . . . . . . . . . . . . . . . . . . . . . . . . .             15,461             14,487
   Retained earnings  . . . . . . . . . . . . . . . . . . . . . . . . . .             92,204             85,451
   Cost of Common Stock in treasury
      Class A: 1994 - 762,655, 1993 - 799,530 shares  . . . . . . . . . .           ( 3,058)           ( 3,206)
      Class B: 1994 - 755,754, 1993 - 787,567 shares  . . . . . . . . . .           ( 3,012)           ( 3,139)
   Notes receivable-stock options . . . . . . . . . . . . . . . . . . . .           (   353)                  -
   Deferred cost-employee stock plan  . . . . . . . . . . . . . . . . . .                  -           (   448)
                                                                                    --------           --------
          TOTAL SHAREHOLDERS' EQUITY  . . . . . . . . . . . . . . . . . .            109,794            101,539
                                                                                    --------           --------
                                                                                    $375,349           $352,511
                                                                                    ========           ========
- - -----------------------------------------------------------------------------------------------------------------



CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands)

- - -------------------------------------------------------------------------------------------------------------------------------

                                                Class A      Class B                     Cost of
                                                 Common       Common      Retained       Stock in
                                                 Stock        Stock       Earnings       Treasury       Other          Total
Balance at March 30, 1991 . . . . . . . . .     $ 16,640    $     -       $ 72,755       $ (6,490)     $(1,170)      $  81,735
  Recapitalization-Note H . . . . . . . . .     (  8,319)      8,319      (     12)                                   (     12)
  Net income  . . . . . . . . . . . . . . .                                  9,725                                       9,725
  Cash dividends declared . . . . . . . . .                               (  3,341)                                   (  3,341)
  Exercise of stock options . . . . . . . .           25         64                            75                          164
  Amortization of deferred
   cost-employee stock plan . . . . . . . .                                                                313             313
                                                --------    -------       --------       ---------     --------      ---------
Balance at March 28, 1992 . . . . . . . . .        8,346      8,383         79,127       (  6,415)     (   857)         88,584
  Net income  . . . . . . . . . . . . . . .                                  9,828                                       9,828
  Cash dividends declared . . . . . . . . .                               (  3,504)                                   (  3,504)
  Public offering of 500,000
   shares . . . . . . . . . . . . . . . . .                   6,016                                                      6,016
  Exercise of stock options . . . . . . . .           48         34                            76                          158
  Amortization of deferred
   cost-employee stock plan . . . . . . . .                                                                409             409
  Other . . . . . . . . . . . . . . . . . .                      54                      (      6)                          48
                                                --------    -------       --------       ---------    ---------      ---------
Balance at March 27, 1993 . . . . . . . . .        8,394     14,487         85,451       (  6,345)    (    448)        101,539
  Net income  . . . . . . . . . . . . . . .                                 10,467                                      10,467)
  Cash dividends declared . . . . . . . . .                                ( 3,714)                                   (  3,714)
  Public offering of 69,900
   shares . . . . . . . . . . . . . . . . .                     837                                                        837
  Exercise of stock options . . . . . . . .          158        137                           275                          570
  Notes receivable-stock options  . . . . .                                                           (    353)      (     353)
  Amortization of deferred
   cost-employee stock plan . . . . . . . .                                                                448             448
                                                --------    -------       --------       ---------    ---------      ---------
Balance at April 2, 1994  . . . . . . . . .     $  8,552    $15,461       $ 92,204       $ (6,070)    $(   353)      $ 109,794
                                                ========    =======       ========       =========    =========      =========

- - -------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)


YEAR ENDED                                                 April 2, 1994  March 27, 1993   March 28, 1992
- - ---------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net income . . . . . . . . . . . . . . . . . . . . . . .    $ 10,467       $ 9,828        $ 9,725
   Adjustments to reconcile net income to net cash
     provided by operating activites:
        Depreciation and amortization . . . . . . . . . . .      18,206        16,503         16,002
        Amortization of other assets  . . . . . . . . . . .       6,370         4,802          4,017
        Increase (decrease) in deferred income  . . . . . .    (    661)        2,649         (  435)
        Increase (decrease) in deferred income taxes  . . .         544            61         (  433)
         Changes in operating assets and liabilities:
            Accounts receivable . . . . . . . . . . . . . .    (  1,459)      ( 3,477)        (   44)
            Inventories . . . . . . . . . . . . . . . . . .    ( 12,915)          501         (6,803)
            Prepaid expenses  . . . . . . . . . . . . . . .       1,250       ( 3,904)         1,462
            Accounts payable and accrued expenses . . . . .      14,461         6,418          7,666
         Cumulative effect of accounting changes  . . . . .    (  1,941)            -              -
         Other operating activities . . . . . . . . . . . .       1,961           690            746
                                                               --------       -------        -------
         NET CASH PROVIDED BY OPERATING ACTIVITIES  . . . .      36,283        34,071         31,903


INVESTING ACTIVITIES
   Acquistion of property, equipment and land for
     expansion  . . . . . . . . . . . . . . . . . . . . . .    ( 44,322)      (26,221)       (38,070)
   Disposition of property and equipment  . . . . . . . . .         126         1,322          1,534
   Other investing activities, principally acquistion
     of rental video tapes  . . . . . . . . . . . . . . . .    (  5,941)      ( 4,652)       ( 5,230)
                                                               --------      --------       --------
         NET CASH USED FOR INVESTING ACTIVITIES . . . . . .    ( 50,137)      (29,551)       (41,766)


FINANCING ACTIVITIES
   Proceeds of short-term borrowings  . . . . . . . . . . .       4,000             -              -
   Proceeds of long-term borrowings . . . . . . . . . . . .       4,000        90,278         40,000
   Payments of long-term borrowings and captial leases  . .    (  7,909)      (66,226)       (22,241)
   Proceeds of public offering of Class B Common Stock  . .         837         6,016              -
   Cash dividends paid  . . . . . . . . . . . . . . . . . .    (  3,707)      ( 3,439)       ( 3,261)
   Other financing activities . . . . . . . . . . . . . . .         216           206            150
                                                               --------      --------       --------
         NET CASH PROVIDED BY (USED FOR)
         FINANCING ACTIVITIES . . . . . . . . . . . . . . .    (  2,563)       26,835         14,648
                                                               --------      --------       --------


NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS . . . . . .    ( 16,417)       31,355          4,785
   Cash and equivalents at beginning of year  . . . . . . .      40,529         9,174          4,389
                                                               --------      --------       --------


CASH AND EQUIVALENTS AT END OF YEAR . . . . . . . . . . . .    $ 24,112      $ 40,529       $  9,174
                                                               ========      ========       ========

- - -------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts or as otherwise noted)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Significant accounting policies followed in preparation of the consolidated financial statements are:

FISCAL YEAR
The Company's fiscal year ends on the Saturday of the thirteenth week of the calendar year. All references herein to "1994", "1993" and "1992" relate to the fiscal years ended April 2, 1994, March 27, 1993, and March 28, 1992, respectively. Fiscal year 1994 includes 53 weeks, compared with 52 weeks in each of the two preceding fiscal years.

PRINCIPLES OF CONSOLIDATION AND BUSINESS SEGMENT REPORTING
The consolidated financial statements include the accounts of the Company and all subsidiaries. Significant intercompany accounts and transactions have been eliminated. The Company is principally involved in a single significant business segment, the distribution and retail sale of food and related products through supermarkets and convenience stores.

CASH AND EQUIVALENTS
Cash equivalents consist of highly liquid investments, with a maturity of three months or less when purchased. The balance sheet carrying amount approximates fair value of these assets.

INVENTORIES
Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for the principal components of inventories, and by the first-in, first-out (FIFO) method for the remainder (see Note B).

PROPERTY AND EQUIPMENT
Property and equipment is stated at cost. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives of the assets. For income tax purposes, accelerated methods and statutory lives are used.

CAPITALIZED LEASE PROPERTY
Capitalized lease assets are amortized by the straight-line method over the term of the lease or in accordance with practices established for similar owned assets in instances where the lease transfers ownership to the Company by the end of the lease term. Amortization expense is included with depreciation expense.

COSTS  OF OPENING STORES
Non-capital expenditures associated with opening new stores are expensed as incurred.

EXCISE TAXES
Sales and cost of merchandise sold include state and federal excise taxes on tobacco, gasoline and alcohol products of approximately $72 million, $62 million and $54 million in 1994, 1993 and 1992, respectively.

RECLASSIFICATIONS
Depreciation and amortization expense and state income taxes previously included in selling, general and administrative expenses have been reclassified to depreciation and amortization and income taxes, respectively. Prior periods have been reclassified.

EARNINGS PER SHARE
Earnings per share are presented on a "primary" and "fully diluted" basis. Primary shares are based on the weighted average number of common shares outstanding plus the share equivalent effect of dilutive stock options. Fully diluted earnings per share assumes the dilutive effect of stock options and the conversion of convertible debentures. The Company is required to report fully diluted earnings per share in 1994. The 1993 and 1992 earnings per share are presented on a fully diluted basis for comparability.

ADVERTISING COSTS
The Company capitalizes certain costs of advertising (primarily television commercial production costs) and amortizes these costs over the period the advertising is expected to be used. In the first quarter of fiscal 1996, the Company will be required to adopt AICPA Statement of Position No. 93-7, "Reporting on Advertising Costs". This Statement generally requires all costs of advertising be expensed in the period incurred or the first time the advertising takes place. The Company is evaluating the impact of this Statement and does not anticipate that adoption will be material to the results of operations or financial position.

ACCOUNTING CHANGES
Effective March 28, 1993, the Company adopted FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" and FASB Statement No. 109, "Accounting for Income Taxes". The cumulative effect of these changes was $1.9 million, net of tax, as follows:

                                   Income/       Per Share
                                  (Expense)    Fully Diluted
                                  ---------    -------------
FASB Statement No. 106  . . .      $(2,700)
Tax effect  . . . . . . . . .        1,005
                                   -------
                                    (1,695)      $(.17)
FASB Statement No. 109  . . .        3,636         .37
                                   -------       -----
Cumulative effect of
accounting changes  . . . . .      $ 1,941       $ .20
                                   =======       =====

NOTE B - INVENTORIES
Inventories valued by the last-in, first-out (LIFO) method represented approximately 86% of consolidated inventories at April 2, 1994 and March 27, 1993. Current inventory cost exceeded the carrying amount of LIFO inventories by $18.8 million at April 2, 1994, and $20.1 million at March 27, 1993.

NOTE C - DEBT ARRANGEMENTS
- - --------------------------------------------------------------------------------

                                                                                    1994               1993
                                                                                    ----               ----
Notes payable to insurance companies:
   8.54% senior notes . . . . . . . . . . . . . . . . . . . . . .               $ 35,000           $ 35,000
   8.13% senior notes . . . . . . . . . . . . . . . . . . . . . .                 15,000             15,000
   9.48% senior notes . . . . . . . . . . . . . . . . . . . . . .                 25,000             25,000
   10.05% notes . . . . . . . . . . . . . . . . . . . . . . . . .                 20,775             21,344
   9.05% notes  . . . . . . . . . . . . . . . . . . . . . . . . .                 21,508             22,031
7% convertible subordinated debentures  . . . . . . . . . . . . .                 20,000             17,500
Economic development bond . . . . . . . . . . . . . . . . . . . .                  2,333              2,432
5.1% (average rate) mortgage notes, due in installments
   through 1999 . . . . . . . . . . . . . . . . . . . . . . . . .                  4,861              7,711
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                     -                 826
Less current maturities . . . . . . . . . . . . . . . . . . . . .               (  5,993)          (  2,856)
                                                                                --------           --------
                                                                                $138,484           $143,988
                                                                                ========           ========

The 8.54% senior unsecured notes are payable in installments of $3.5 million due each December 31st from 1998 to 2007.

The 8.13% senior unsecured notes are payable in installments of $1.4 million due each December 31st from 1994 to 2004.

The 9.48% senior unsecured notes are payable in installments of $2.5 million due each June 30th from 1994 to 2003.

The 10.05% notes are payable in monthly installments (principal and interest) of $220 thousand through 2009.

The 9.05% notes are payable in quarterly installments (principal and interest) of $625 thousand through 2011. In 2000, the Company or lender may initiate an interest rate renegotiation or require retirement of the notes.

The 7% convertible subordinated debentures mature February 15, 2003, and are convertible at the holder's option at any time into Class B Common Stock at a conversion price of $15.50 per share. They are redeemable at the Company's option beginning February 15, 1996, at declining prices starting at 103.5% of principal amount in 1996. The debentures are subordinated to all present and future senior indebtedness.

The economic development bond bears interest at 8.25%, and is due in monthly installments of $25 thousand (principal and interest) through 2006.

At April 2, 1994, the carrying amount of long-term debt, including current maturities, was $144.5 million. The estimated fair value, determined using a discounted cash flow method and estimated current incremental borrowing rates for similar types of borrowing arrangements, exceeds the carrying amount by $700 thousand.

Real estate with a net carrying amount of approximately $52 million is pledged as collateral to the 10.05% notes, the 9.05% notes, the economic development bond and the mortgage notes.

Several of the Company's loan agreements require maintenance of minimum working capital, as well as limitations on cash dividends, purchases of its common stock, future indebtedness, lease obligations, investments and disposition of assets. Under the most restrictive covenant, retained earnings available for payment of dividends was approximately $19 million at April 2, 1994.

The Company's revolving credit agreements permit borrowings up to $45 million. On August 1 of each year, either the Company or the banks may elect not to renew the arrangements, in which event, revolving credit borrowings would convert on the following July 31, to term loans payable in twenty quarterly installments. Interest is based on various money market rates selected by the Company at the time of borrowing. The Company pays a commitment fee of 1/4% on unused amounts.

The Company has commitments from various banks for short-term borrowings of up to $15 million at rates at or below the prime rates of the committed banks, of which $4 million was utilized at April 2, 1994.

- - --------------------------------------------------------------------------------

The aggregate principal payments of long-term debt outstanding at April 2, 1994, for the succeeding five fiscal years and thereafter are:


     1995 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $5,993
     1996 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5,850
     1997 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5,906
     1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5,962
     1999 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    9,626
     Thereafter . . . . . . . . . . . . . . . . . . . . . . . . . .  111,140

- - --------------------------------------------------------------------------------

                                                                         1994             1993             1992
                                                                         ----             ----             ----
Interest consisted of:
      Long-term debt  . . . . . . . . . . . . . . . . . . . .          $11,960         $ 8,554          $ 8,556
      Capital lease obligations . . . . . . . . . . . . . . .            1,376           1,682            1,836
      Other . . . . . . . . . . . . . . . . . . . . . . . . .                -              82              106
                                                                       -------         -------          -------
           Total interest expense . . . . . . . . . . . . . .          $13,336         $10,318          $10,498
                                                                       =======         =======          =======
Interest capitalized  . . . . . . . . . . . . . . . . . . . .          $ 1,257         $ 1,263          $   849
                                                                       =======         =======          =======
Cash payments for interest  . . . . . . . . . . . . . . . . .          $14,383         $10,509          $11,185
                                                                       =======         =======          =======

NOTE D - LEASES
Of the Company's 264 retail stores, 111 are under commercial lease agreements providing for initial terms generally from 15 to 20 years with options to extend the initial term up to an additional 20 years. In addition, one supermarket and two warehouses are leased under equity lease arrangements where ownership is transferred to the Company at lease expiration (net carrying amount at April 2, 1994 included in capitalized lease property - $3.5 million). The Company also leases a portion of its transportation and store equipment for periods from five to eight years, plus renewal and purchase options.

- - --------------------------------------------------------------------------------

Capitalized lease property consisted of:


                                                                                   1994             1993
                                                                                   ----             ----
   Store facilities . . . . . . . . . . . . . . . . . . . . . . . .               $14,424          $17,325
   Equipment  . . . . . . . . . . . . . . . . . . . . . . . . . . .                     -              817
   Warehouses . . . . . . . . . . . . . . . . . . . . . . . . . . .                 3,926            4,615
                                                                                  -------          -------
Total interest expense  . . . . . . . . . . . . . . . . . . . . . .                18,350           22,757
   Less amortization  . . . . . . . . . . . . . . . . . . . . . . .                10,911           12,333
                                                                                  -------          -------
Cash payments for interest  . . . . . . . . . . . . . . . . . . . .               $ 7,439          $10,424
                                                                                  =======          =======

- - --------------------------------------------------------------------------------

Future minimum lease payments under capital and operating leases with terms in excess of one year, and the present value of capital lease obligations at April
2, 1994 were as follows:

                                                                                  Capital Leases          Operating Leases
                                                                                  --------------          ----------------
   1995 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               $ 2,522                  $14,685
   1996 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 2,449                   13,072
   1997 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 4,936                   11,513
   1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 1,414                   10,558
   1999 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 1,145                   10,054
   Later years  . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 5,185                   28,526
                                                                                      -------                  -------
                                                                                       17,651                  $88,408
   Less:                                                                                                       =======
     Estimated executory costs  . . . . . . . . . . . . . . . . . . . .                   130
     Amounts representing interest  . . . . . . . . . . . . . . . . . .                 5,934
                                                                                      -------
   Present value of net minimum lease payments  . . . . . . . . . . . .               $11,587
                                                                                      =======

Minimum annual lease payments will be reduced by $3.2 million from future sublease rentals due over the terms of the subleases arrangements.

- - --------------------------------------------------------------------------------

                                                                               1994              1993             1992
                                                                               ----              ----             ----
Rental expense consisted of:
   Minimum rentals  . . . . . . . . . . . . . . . . . . . . . . .           $19,225           $17,733          $16,005
   Contingent rentals . . . . . . . . . . . . . . . . . . . . . .               151               166              178
   Sublease rental income . . . . . . . . . . . . . . . . . . . .           ( 1,814)          ( 1,828)         ( 1,416)
                                                                            -------           -------          -------
Minimum rentals . . . . . . . . . . . . . . . . . . . . . . . . .           $17,562           $16,071          $14,767
                                                                            =======           =======          =======

NOTE E - RETIREMENT PLANS
The Company has a defined benefit pension plan which covers the majority of its non-union (retail and administrative) employees and a supplemental retirement plan. The current benefit formula, under both plans, is based upon years of service and the highest consecutive four years of earnings during the last ten years worked. The benefits under both plans are the same; however, the supplemental retirement plan takes into consideration compensation in excess of amounts that can be recognized under the defined benefit pension plan. For the defined benefit plan, the Company's funding policy is consistent with federal laws and regulations. No contributions have been required in recent years. Funding in the approximate amount of $2.6 million will be required in fiscal 1995 with respect to the 1994 and 1995 plan years. Contributions are intended to provide for benefits attributed to service to date and those expected to be earned in the future. Plan assets consist principally of listed stocks and corporate and government notes and bonds, and 92,675 shares each of Class A and Class B Common Stock of the Company with a market value of $1.9 million at April 2, 1994. The supplemental retirement plan is unfunded.

- - --------------------------------------------------------------------------------

The funded status of the plans and amounts recognized in the consolidated balance sheets at April 2, 1994 and March 27, 1993 were as follows:

                                                                                      1994             1993
                                                                                      ----             ----
   Actuarial present value of benefit obligations:
      Vested benefits . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 26,391         $23,116
      Nonvested benefits  . . . . . . . . . . . . . . . . . . . . . . . . . .          3,082           2,409
                                                                                     -------         -------
   Accumulated benefit obligation . . . . . . . . . . . . . . . . . . . . . .         29,473          25,525
   Effect of projected future salary increases  . . . . . . . . . . . . . . .          6,389           6,415
                                                                                     -------         -------
   Projected benefit obligation . . . . . . . . . . . . . . . . . . . . . . .         35,862          31,940
   Plan assets at fair value  . . . . . . . . . . . . . . . . . . . . . . . .         27,574          27,773
                                                                                     -------         -------
       Funded status  . . . . . . . . . . . . . . . . . . . . . . . . . . . .        ( 8,288)         (4,167)
   Unrecognized net loss from past experience
       different from that assumed  . . . . . . . . . . . . . . . . . . . . .         10,044           7,910
   Unrecognized net asset at March 29, 1987 . . . . . . . . . . . . . . . . .        ( 2,601)         (2,933)
   Unrecognized prior service benefit . . . . . . . . . . . . . . . . . . . .        (   418)         (  468)
                                                                                     -------         -------
   Prepaid (accrued) pension cost . . . . . . . . . . . . . . . . . . . . . .        $(1,263)        $   342
                                                                                     =======         =======

- - --------------------------------------------------------------------------------

The components of net pension expense included the following:
                                                                               1994            1993             1992
                                                                             -------          -------          -------
   Service cost-benefits earned during the year . . . . . . . . . . . .       $1,663           $1,438           $1,245
   Interest cost on projected benefit obligation  . . . . . . . . . . .        2,645            2,409            2,184
   Actual return on plan assets . . . . . . . . . . . . . . . . . . . .       (1,392)          (1,944)          (1,626)
   Net amortization and deferral  . . . . . . . . . . . . . . . . . . .       (1,311)          (1,881)          (1,262)
                                                                              ------           ------           ------
   Net pension expense  . . . . . . . . . . . . . . . . . . . . . . . .       $1,605           $1,022           $  541
                                                                              ======           ======           ======

- - --------------------------------------------------------------------------------

The following actuarial assumptions were used to compute net pension expense and funded status of the plans:

                                                                                1994             1993             1992
                                                                                ----             ----             ----
   Discount rate  . . . . . . . . . . . . . . . . . . . . . . . . . . .          8.0%             8.5%             9.0%
   Rate of increase in compensation levels  . . . . . . . . . . . . . .          3.5              4.0              4.0
   Expected long-term rate of return on assets  . . . . . . . . . . . .         10.0             10.0             10.0

- - --------------------------------------------------------------------------------
The change in discount rate increased the projected benefit obligation by approximately $2.4 million. The change in the rate of increase in compensation levels decreased the projected benefit obligation by $1.1 million.

The Company participates in a multi-employer plan which provides defined benefits to its union employees. Company expense for this plan (in thousands), amounted to $534, $473 and $470 in 1994, 1993 and 1992, respectively.

Effective January 1, 1993, the Company established the Marsh Supermarkets, Inc. 401(k) plan, increasing the number of defined contribution savings plans to two. These plans allow 401(k) contributions covering employees who work a minimum of 1,000 hours per year, are age 21 or older and elect to participate. The purpose of the plans is to provide additional financial security during retirement by providing employees an incentive to make tax advantaged contributions to a savings plan on a regular basis. Company expense for the plans (in millions) was $1.1, $0.5 and $0.3, in 1994, 1993 and 1992, respectively.

NOTE F  - POSTRETIREMENT HEALTH BENEFITS
The Company provides certain health care benefits for its non-union retirees
and their eligible spouses.   The plans are contributory with retiree
contributions adjusted annually and certain other cost sharing features such as deductibles and coinsurance. Eligibility for these benefits is generally limited to retirees, who are at least age 55 and less than age 65, with ten or more years of vested service. Spousal coverage is optional and continues for the lesser of five years after retirement or until the spouse reaches age 65. Benefits generally cease after reaching age 65, since the retiree (spouse) is generally eligible for Medicare.

Prior to 1994, these benefits were expensed when paid (amounts were not material). Effective March 28, 1993, the Company adopted FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", which requires the expected cost of such benefits to be accrued over the employees' years of service. The Company elected to recognize the entire unaccrued benefit obligation as of the date of adoption. As a result of the adoption, the Company recorded an accumulated postretirement benefit obligation of $2.7 million, before taxes, for active employees and retirees as of March 28, 1993.

- - -------------------------------------------------------------------------------

The funded status and amounts recognized in the consolidated balance sheet at April 2, 1994 and March 28, 1993 for the Company's contributory defined benefit postretirement plans were as follows:


                                                                                        1994             1993
                                                                                        ----             ----
   Accumulated postretirement benefit obligation:
      Current retirees  . . . . . . . . . . . . . . . . . . . . . . . . . . .        $ 1,234          $ 1,170
      Fully eligible active plan participants . . . . . . . . . . . . . . . .          1,272            1,110
      Other active plan participants. . . . . . . . . . . . . . . . . . . . .            535              420
                                                                                     -------          -------
         Total benefit obligation . . . . . . . . . . . . . . . . . . . . . .          3,041            2,700
      Unrecognized loss . . . . . . . . . . . . . . . . . . . . . . . . . . .         (  145)               -
                                                                                     -------          -------
      Accrued postretirement benefit cost . . . . . . . . . . . . . . . . . .        $ 2,896          $ 2,700
                                                                                     =======          =======
- - -------------------------------------------------------------------------------

                                                                                       1994
                                                                                       ----
Net postretirement benefit cost includes the following components:
      Service cost of benefits earned during the year . . . . . . . . . . . .         $   64
      Interest cost on liability  . . . . . . . . . . . . . . . . . . . . . .            201
                                                                                      ------
      Service cost of benefits earned during the year . . . . . . . . . . . .         $  265
                                                                                      ======
- - -------------------------------------------------------------------------------

For measurement purposes, the weighted average discount rate used in determining the accumulated postretirement benefit obligation and related expense was 8.0% and 8.5% for 1994 and 1993, respectively. This change in discount rate increased the projected benefit obligation by approximately $145 thousand. The Company's assumed health care cost trend rate is 11% for 1995, decreasing gradually to 5% by fiscal year 2002 and thereafter. If these trend rates were increased by one percentage point each year, the accumulated postretirement benefit obligation and expense would have increased by approximately 4%.

NOTE G - INCOME TAXES
The Company adopted FASB Statement No. 109, "Accounting for Income Taxes", effective March 28, 1993. The adoption resulted in a cumulative effect adjustment which increased 1994 net income by $3.6 million.

Under the liability method of accounting for income taxes prescribed by FASB Statement No. 109, deferred tax assets and liabilities are based on differences between financial reporting and tax basis of assets and liabilities, measured using enacted tax rates and laws expected to be in effect when the differences reverse. Prior to the adoption of FASB Statement No. 109, income tax expense was determined by the deferred method. Deferred income tax expense was based on items of income and expense, reported in different years in the financial statements and tax returns, measured at tax rates in effect in the year the differences originated. As permitted by FASB Statement No. 109, the Company elected not to restate the financial statements of any prior years.

- - -------------------------------------------------------------------------------

Following are the components of deferred tax assets and liabilities:

                                                                                    April 2,        March 27,
                                                                                      1994             1993
                                                                                      ----             ----
   Deferred tax assets:
      Self insurance reserves . . . . . . . . . . . . . . . . . . . . . . . .      $  1,327         $  1,117
      Merchandising allowances  . . . . . . . . . . . . . . . . . . . . . . .           102              944
      Compensation and benefit accruals . . . . . . . . . . . . . . . . . . .         2,019              677
      Inventory . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             -              504
      Federal tax benefit for deferred state taxes  . . . . . . . . . . . . .           449              452
      Targeted jobs tax credit carryforward . . . . . . . . . . . . . . . . .           157                -
      Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           719              442
                                                                                   --------         --------
         Total deferred tax assets  . . . . . . . . . . . . . . . . . . . . .      $  4,773         $  4,136
                                                                                   --------         --------
   Deferred tax liabilities:
      Property and equipment, including leased property . . . . . . . . . . .      $(12,136)        $(11,223)
      Prepaid employee benefits . . . . . . . . . . . . . . . . . . . . . . .       (   669)         ( 1,730)
      Inventory . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (   568)               -
      State income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . .       ( 1,309)         ( 1,329)
      Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (   275)         (   496)
                                                                                   --------         --------
         Total deferred tax liabilities . . . . . . . . . . . . . . . . . . .      $(14,957)        $(14,778)
                                                                                   --------         --------
      Net deferred tax liability  . . . . . . . . . . . . . . . . . . . . . .      $(10,184)        $(10,642)
                                                                                   ========         ========

- - --------------------------------------------------------------------------------

                                                                                       1994             1993             1992
                                                                                    -------          -------          -------
Income tax expense (credit) consisted of the following:
         Current
           Federal  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $  4,805         $  4,734         $  5,029
           State  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           730              946              947
         Deferred
           Federal  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (   525)              61          (   433)
           State  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (    19)               -                -
                                                                                   --------         --------         --------
Interest capitalized  . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $  4,991         $  5,741         $  5,543
                                                                                   ========         ========         ========

         Cash payments  . . . . . . . . . . . . . . . . . . . . . . . . . . .      $  5,922         $  6,080         $  4,939
                                                                                   ========         ========         ========

- - --------------------------------------------------------------------------------

                                                                                                                        1992
                                                                                                                        ----
The 1992 deferred income tax provision relates to the following:
         Employee benefit costs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $(754)
         Vendor allowances  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       22
         Depreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      569
         Self insurance reserves  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (436)
         Pension expense  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (185)
         Leases . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      177
         Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      174
                                                                                                                       -----
                                                                                                                       $(433)
                                                                                                                       =====


                                                                                        1994             1993             1992
                                                                                        ----             ----             ----
A reconciliation of the effective income tax rate is as follows:
   Federal statutory income tax rate  . . . . . . . . . . . . . . . . . . . .           35.0%            34.0%            34.0%
   State and local taxes, net of federal tax benefit  . . . . . . . . . . . .            3.4              4.0              4.1
   New jobs tax credits . . . . . . . . . . . . . . . . . . . . . . . . . . .          (  .5)           (  .7)           ( 1.3)
   Inventory contributions  . . . . . . . . . . . . . . . . . . . . . . . . .          ( 1.6)           (  .3)           (  .8)
   Federal income tax rate increase . . . . . . . . . . . . . . . . . . . . .             .6                -                -
   Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             -             (  .1)              .3
                                                                                        ----             ----             ----
   Effective income tax rate  . . . . . . . . . . . . . . . . . . . . . . . .           36.9%            36.9%            36.3%
                                                                                        ====             ====             ====
- - -----------------------------------------------------------------------------------------------------------------------------------

NOTE H - SHAREHOLDERS' EQUITY AND EMPLOYEE STOCK PLANS

COMMON STOCK RECAPITALIZATION
Following shareholder approval on May 1, 1991, the Company made the following changes in common stock as of May 15, 1991:

        - a one-for-two reverse split of existing common stock
        - reclassification of existing common stock as Class A
          Common Stock
        - distribution of a stock dividend of one share of newly authorized Class B Common Stock for each share of Class A Common Stock.
As a result, approximately 7.8 million shares of previously outstanding common stock were replaced by approximately 3.9 million shares each of Class A and Class B (fractional shares were redeemed for cash).

Class A Common Stock has one vote per share; Class B is non-voting except with respect to certain matters affecting the rights and preferences of that class. Each class is entitled to equal per share dividends and equal per share consideration in any merger, consolidation or liquidation of the Company. A person who, subsequent to May 15, 1991, acquires 10% or more of outstanding Class A Common Stock without acquiring a like percentage of Class B Common Stock must make a public tender offer to acquire additional Class B Common Stock. Failure to do so results in suspension of the voting rights of the Class A Common Stock held by such person.

- - ------------------------------------------------------------------------------

STOCK OPTION PLANS AND SHARES RESERVED
Option activity under the 1987 and 1991 plans is summarized below.  In connection with the common stock recapitalization, outstanding stock options were divided equally between Class A and Class B stock.
                                                                                                             Shares
                                                                                     Option                  ------
                                                                                     Price%          Class A          Class B
                                                                                     -----           -------          -------
1992
   Outstanding at March 30, 1991  . . . . . . . . . . . . . . . . . . . . . .     $10.63-13.81       367,775                -
   Recapitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                       (183,887)         183,887
   Granted  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      13.50-15.94         2,000          180,000
   Exercised  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      10.63-12.75      (  1,126)        (  1,124)
   Cancelled  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        12.75          (    112)        (    113)
                                                                                                     -------          -------
   Outstanding at March 28, 1992  . . . . . . . . . . . . . . . . . . . . . .      10.63-15.94       184,650          362,650
1993
   Cancelled  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      13.50-13.81      (    600)        (  1,900)
                                                                                                     -------          -------
   Outstanding at March 27, 1993  . . . . . . . . . . . . . . . . . . . . . .      10.63-15.94       184,050          360,750
1994
   Cancelled  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      10.63-13.81      ( 15,400)        ( 25,700)
                                                                                                     -------          -------
   Outstanding at April 2, 1994 . . . . . . . . . . . . . . . . . . . . . . .      10.63-15.94       168,650          335,050
                                                                                                     =======          =======

Grants prior to 1992 were made under the 1987 Stock Option Plan at prices equal to 85% of market value at date of grant. They are exercisable pro-rata over a four year period and expire 10 years from date of grant. At April 2, 1994, 1987 Plan options for 299,575 shares were exercisable. No further grants may be made under the 1987 Plan.

On May 1, 1991, shareholders approved the 1991 Employee Stock Incentive Plan under which 300,000 shares of common stock, in any combination of Class A and Class B, were reserved for the grant of stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights, and/or other stock-based awards. The 1992 grants made under this plan represent non-qualified options, substantially all granted at market value at date of grant. They become exercisable pro-rata over a four year period beginning one year from date of grant. At April 2, 1994, 85,200 shares were exercisable.

Certain key employees held exercisable options (granted under an expired 1980 plan) to acquire 36,876 shares of Class A and 31,813 shares of Class B Common Stock at $8.28 per share. The options expired on May 31, 1993. Options were exercised as follows: 1994 - 36,876 Class A and 31,813 Class B shares; 1993 - 11,250 Class A and 7,875 Class B shares; 1992 - 4,187 Class A and 12,624 Class B shares.

NOTE H- SHAREHOLDERS' EQUITY AND EMPLOYEE
STOCK PLANS (continued)


The Company presently holds notes receivable totaling $353 thousand from five officers and employees of the Company. These notes arose when the Company loaned the officers and employees money to exercise the stock options mentioned above. These notes, which bear interest at the rate of 6% per annum, are due on May 28, 1995, and are collateralized by the shares. The amount of the receivable is shown on the balance sheet as a reduction of equity.

At the 1992 Annual Meeting, shareholders approved the 1992 Stock Option Plan for Outside Directors under which 50,000 shares of Class B Common Stock were reserved for the grant of stock options and restricted stock to non-employee directors.

Options were granted for 4,500 shares on August 4, 1992 ($15.50 per share) and 3,000 shares on August 3, 1993 ($11.75 per share). Options were granted at fair market value at date of grant, and 3,000 shares of restricted stock have also been issued. The options become exercisable and restrictions lapse in equal installments on the date of each of the two Annual Meetings following the date of grant.

As of April 2, 1994, a total of 1,290,323 shares of Class B Common Stock were reserved for conversion of debentures and 129,250 shares in any combination of Class A and Class B are reserved for future awards under the 1991 Employee Stock Incentive Plan.

- - ------------------------------------------------------------------------------

CHANGES IN SHARES OUTSTANDING
There were no changes in shares issued during the three years ended April 2, 1994, except for the recapitalization in 1991 and the
1993 public offering. Changes in treasury shares were as follows:

                                                                                    Class A          Class B
                                                                                    -------          -------
   Balance at March 30, 1991  . . . . . . . . . . . . . . . . . . . . . . . .      1,628,367                -
      Recapitalization  . . . . . . . . . . . . . . . . . . . . . . . . . . .     (  814,183)         814,183
      Exercise of stock options . . . . . . . . . . . . . . . . . . . . . . .     (    5,313)      (   13,748)
                                                                                   ---------        ---------
   Balance at March 28, 1992  . . . . . . . . . . . . . . . . . . . . . . . .        808,871          800,435
      Exercise of stock options . . . . . . . . . . . . . . . . . . . . . . .     (   11,250)      (    7,875)
      Issuance of restricted shares . . . . . . . . . . . . . . . . . . . . .              -       (    3,000)
      Acquisition (issuance) of shares  . . . . . . . . . . . . . . . . . . .          1,910       (    1,993)
                                                                                   ---------        ---------
   Balance at March 27, 1993  . . . . . . . . . . . . . . . . . . . . . . . .        799,531          787,567
      Exercise of stock options . . . . . . . . . . . . . . . . . . . . . . .     (   36,876)      (   31,813)
                                                                                   ---------        ---------
   Balance at April 2, 1994 . . . . . . . . . . . . . . . . . . . . . . . . .        762,655          755,754
                                                                                   =========        =========
- - ------------------------------------------------------------------------------

MARSH EQUITY OWNERSHIP PLAN
The Marsh Equity Ownership Plan is an employee stock ownership plan in which retail and administrative employees meeting minimum age and service requirements participate. In 1988 and 1987, the Company sold a total of 238,508 shares of common stock to the Plan for a total of $2.7 million and, in connection therewith, re-loaned to the Plan such portion of a bank loan and undertook to make future contributions to the Plan sufficient to enable it to meet its debt service requirements. The $2.7 million cost was amortized to expense over a period ending in 1994.

SHAREHOLDER RIGHTS PLAN
Under the 1989 Shareholder Rights Plan, preferred stock purchase rights (Rights) were distributed as a dividend at the rate of one Right for each common share held. Each Right entitles a shareholder to buy one one-hundredth of a newly-issued share of Series A Junior Participating Cumulative Preferred Stock of the Company at an exercise price of $65. The Rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of either class of the Company's common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 20% or more of either class of the Company's common stock. If any person becomes the beneficial owner of 20% or more of either class of the Company's common stock, or if a 20% or more shareholder engages in certain self-dealing transactions or a merger transaction with the Company in which the Company is the surviving corporation and its common shares are not changed or converted, then each Right not owned by such person or related parties will entitle its holder to purchase, at the Right's then current exercise price, shares of common stock (or, in certain circumstances as determined by the Board, cash, property or other securities of the Company) having a value of twice the Right's exercise price. In addition, if the Company is involved in a merger or other business combination in which its common stock is changed or converted, or sells 50% or more of its assets or earning power to another person, each Right will entitle its holder to purchase, at the Right's then current exercise price, common shares of such other person having a value of twice the Right's exercise price. The Company is entitled to redeem the Rights at $.01 per Right at any time until the 15th day following public announcement that a 20% position has been acquired. The Rights will expire on July 31, 1999.

SHAREHOLDER INFORMATION

STOCK LISTING
Both classes of common stock trade on the NASDAQ National Market System under the symbols MARSA (Class A Common Stock) and MARSB(Class B Common Stock). As of April 2, 1994, the following firms were acting as market makers:

   A.G. Edwards & Sons, Inc.                   Mayer & Schweitzer, Inc.
   City Securities Corporation                 McDonald & Co. Securities, Inc.
   Goldman, Sachs & Co.                        Raffensperger, Hughes & Co., Inc.
   Herzog, Heine, Geduld, Inc.                 Robinson Humphrey Co., Inc.
   Howard, Weil, Labouisse, Friedrichs, Inc.   Sherwood Securities Corp.
   J.J.B. Hilliard, W.L. Lyons, Inc.           Troster Singer Corp.
   Kemper Securities, Inc.

At April 2, 1994, there were 3,936 record holders of Class A
Common Stock and  4,236 record holders of Class B Common
Stock, for a composite total of 4,524 holders of Marsh common stock.