Form 10-K, Exhibit 13
period 1995-04-01
MARSH SUPERMARKETS INC
filed 1995-06-26
CIK 62737

                                  EXHIBIT 13




                      Portions of 1995 Annual Report to
                    Shareholders Incorporated by Reference

SELECTED FINANCIAL DATA   (in thousands, except per share amounts)

                                                   April 1,     April 2,    March 27,    March 28,   March 30,
As of and for the year ended                          1995       1994          1993         1992        1991
- --------------------------------------------------------------------------------------------------------------
Sales and other revenues  . . . . . . . . .      $1,303,261   $1,263,191   $1,170,398   $1,131,326  $1,092,823
Income before income taxes and changes
  in accounting principles  . . . . . . . .          12,790       13,517       15,569       15,268      20,005
Income before cumulative effect of
  changes in accounting principles  . . . .           8,573        8,526        9,828        9,725      12,793
Cumulative effect of accounting changes . .               -        1,941            -            -           -
                                                 ----------   ----------   ----------   ----------  ----------
Net income  . . . . . . . . . . . . . . . .      $    8,573   $   10,467   $    9,828   $    9,725  $   12,793
                                                 ==========   ==========   ==========   ==========  ==========
Income per share before cumulative
  effect of changes in accounting
  principles - fully diluted (a)  . . . . .      $      .98   $      .97   $     1.23   $     1.23  $     1.62

Net income per share - fully diluted (a). .      $      .98   $     1.17   $     1.23   $     1.23  $     1.62

Dividends declared per share  . . . . . . .      $      .44   $      .44   $      .44   $      .43  $      .39

Total assets  . . . . . . . . . . . . . . .      $  378,573   $  375,349   $  352,511   $  305,031  $  273,324
Long-term liabilities . . . . . . . . . . .         143,102      148,818      155,444      128,029     110,328

(a) Earnings per share for 1995, 1994 and 1993 reflect dilutive options and convertible debentures issued in March 1993.
    Earnings per share for 1992 and 1991 reflect only dilutive options.

SELECTED QUARTERLY FINANCIAL DATA  (unaudited)
(in thousands, except per share amounts)

                                              -------------------------------------   -------------------------------------
                                                               1995                                   1994
                                               Fourth     Third    Second     First   Fourth     Third    Second      First
                                              -------------------------------------   -------------------------------------
Sales and other revenues  . . . . . . . . .   $296,494  $307,345  $396,933  $302,489 $312,044  $291,191  $375,189    $284,767

Gross profit. . . . . . . . . . . . . . . .     72,711    72,552    95,364    72,597   76,446    70,258    91,904      69,243

Selling, general and
  administrative  . . . . . . . . . . . . .     62,619    62,822    81,859    61,390   65,380    60,745    79,106      57,561
Depreciation and amortization . . . . . . .      4,327     4,287     5,597     4,265    5,038     4,093     5,267       3,808
                                              --------  --------  --------  -------- --------  --------  --------    --------
Operating profit  . . . . . . . . . . . . .      5,765     5,443     7,908     6,942    6,028     5,420     7,531       7,874
Interest and debt expense
  amortization  . . . . . . . . . . . . . .      3,130     2,971     4,023     3,144    3,392     2,982     4,016       2,946
                                              --------  --------  --------  -------- --------  --------  --------    --------
Income before income tax provision
  and cumulative effect of changes in
  accounting principles . . . . . . . . . .      2,635     2,472     3,885     3,798    2,636     2,438     3,515       4,928
Income taxes  . . . . . . . . . . . . . . .        578       722     1,499     1,418      916       870     1,382       1,823
                                              --------  --------  --------  -------- --------  --------  --------    --------
Income before cumulative effect of
   changes in accounting
   principles . . . . . . . . . . . . . . .      2,057     1,750     2,386     2,380    1,720     1,568     2,133       3,105
Cumulative effect of changes in
   accounting principles  . . . . . . . . .          -         -         -         -        -         -         -       1,941
                                              --------  --------  --------  -------- --------  --------  --------    --------
Net income  . . . . . . . . . . . . . . . .   $  2,057  $  1,750  $  2,386  $  2,380 $  1,720  $  1,568  $  2,133    $  5,046
                                              ========  ========  ========  ======== ========  ========  ========    ========
EARNINGS PER SHARE -
Per primary share outstanding:  . . . . . .
   Before cumulative effect of
       accounting changes . . . . . . . . .   $    .24  $    .21  $    .28  $    .28 $    .20  $    .19  $    .25    $    .37
   Cumulative accounting changes  . . . . .          -         -         -         -        -         -         -         .23
                                              --------  --------  --------  -------- --------  --------  --------    --------
   Net income . . . . . . . . . . . . . . .   $    .24  $    .21  $    .28  $    .28 $    .20  $    .19  $    .25    $    .60
                                              ========  ========  ========  ======== ========  ========  ========    ========


Assuming full dilution:
   Before cumulative effect of
       accounting changes . . . . . . . . .   $    .24  $    .20  $    .27  $    .27 $    .20  $    .18  $    .25    $    .34

   Cumulative accounting changes  . . . . .          -         -         -         -        -         -         -         .20
                                              --------  --------  --------  -------- --------  --------  --------    --------
   Net income . . . . . . . . . . . . . . .   $    .24  $    .20  $    .27  $    .27 $    .20  $    .18  $    .25    $    .54
                                              ========  ========  ========  ======== ========  ========  ========    ========

COMMON STOCK PRICES:
   Class A -     High   . . . . . . . . . .   $  12.00  $  12.00  $  12.00  $  11.00 $  12.25  $  12.75  $  13.00    $  14.75
                 Low  . . . . . . . . . . .       9.75     10.00     10.25      9.50     9.50      9.50     11.50       12.50

   Class B -     High   . . . . . . . . . .      10.25     10.75     11.00     10.50    11.25     12.50     12.50       13.25
                 Low  . . . . . . . . . . .       9.13      9.00      9.25      9.00     9.50      9.50     11.00       11.75

CASH DIVIDEND:   Class A  . . . . . . . . .   $    .11  $    .11  $    .11  $    .11 $    .11  $    .11  $    .11    $    .11
                 Class B  . . . . . . . . .        .11       .11       .11       .11      .11       .11       .11         .11

Cash dividends have been paid on the common stock during each quarter of the past 35 years.
- -------------------------------------------------------------------------------
Quarterly earnings per share are based on weighted average shares outstanding and dilutive effect of options and convertible securities outstanding for the quarter. The sum of the quarters may not equal the full year earnings per share amount.

The second quarter is 16 weeks. The first, third and fourth quarters are 12 weeks, except the 1994 fourth quarter, which was 13 weeks.

Unusual or infrequently occurring items recognized in net income in the quarterly results are as follows: Fourth quarter 1995: Income per fully diluted share increased $.07 from sales of surplus real estate and $.04 from a change in the effective income tax rate due to charitable donations and research credits.

  First quarter 1994: Includes changes in accounting methods related to adopting FASB Statement No. 106, "Employers' Accounting for
      Postretirement Benefits Other than Pensions", and FASB Statement No. 109, "Accounting for Income Taxes". The cumulative effect of the accounting changes was a $1.9 million increase in net income, or $.20 per fully diluted share.

  Fourth quarter 1994: Adjustments to various loss reserves decreased net income $.05 per fully diluted share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
The following table sets forth certain income statement components, expressed as a percentage of sales and other revenues, and the year-to-year percentage changes in such components:

                                                                 Percentage of Revenues
                                                                       Year Ended                 Percentage Change
                                                             -------------------------------    ---------------------
                                                             April 1,   April 2,  March 27,        1995       1994
                                                               1995       1994       1993        vs. 1994    vs. 1993
                                                             --------   -------   ----------    ----------   --------
Sales and other revenues  . . . . . . . . . . . . . . . .     100.0%    100.0%      100.0%           3.2%       7.9%
Gross profit  . . . . . . . . . . . . . . . . . . . . . .      24.0      24.4        23.8            1.7       10.5
Selling, general and administrative . . . . . . . . . . .      20.6      20.8        20.2            2.2       11.2
Depreciation and amortization . . . . . . . . . . . . . .       1.4       1.4         1.4            1.5       10.3
Operating profit  . . . . . . . . . . . . . . . . . . . .       2.0       2.1         2.2          ( 3.0)       3.7
Interest and debt amortization expense  . . . . . . . . .       1.0       1.1         0.9          ( 0.5)      29.2
Income before income taxes and cumulative effect of
    changes in accounting principles  . . . . . . . . . .       1.0       1.1         1.3          ( 5.4)     (13.2)
Income taxes  . . . . . . . . . . . . . . . . . . . . . .       0.3       0.4         0.5          (15.5)     (13.1)
Income before cumulative effect of changes in
    accounting principles . . . . . . . . . . . . . . . .       0.7       0.7         0.8            0.6      (13.2)
Cumulative effect of changes in accounting principles . .         -       0.2           -              -          -
Net income  . . . . . . . . . . . . . . . . . . . . . . .
                                                                0.7       0.8         0.8          (18.1)       6.5
                                                           ========  ========    ========

SALES AND OTHER REVENUES
Consolidated sales and other revenues increased $40.1 million, or 3.2% in 1995, a 52 week year, from 1994, a 53 week year. Approximately $23.6 million, or 2%, of the 1994 revenue is attributable to the additional week. Supermarket, convenience retail (Village Pantry) and convenience wholesale (CSDC) sales accounted for 72%, 13%, and 15%, respectively, of consolidated revenues. Supermarket Division retail sales increased 1.4%, accounting for approximately $12.8 million of the $40.1 million increase in 1995 consolidated revenues. This increase was due principally to new stores opened in 1994. CSDC sales to unaffiliated customers increased approximately $13.0 million, or 7.3%, largely due to a 3.8% increase in customers. Village Pantry retail sales increased $10.1 million, or 6.5%, largely due to growth in comparable stores.

Excluding fuel sales, retail sales in comparable stores (includes replacement stores and format conversions and ignores the 53rd week of 1994) improved 0.7% in 1995 from 1994. This compared to a 1994 increase of 0.4%. From 1992 through the second quarter of 1994, a weak economy adversely affected sales. In the second half of 1994, moderate price inflation in food products combined with a strengthening economy to increase revenue. These favorable impacts carried over to 1995; however, new conventional supermarkets, discount stores, and wholesale clubs opened by competitors partially offset the benefit of a strengthening economy. The comparable store sales trend began to improve after reaching a negative 3.2% in the second quarter of 1993. Compared to the same quarter of 1994, the fourth quarter of 1995 decreased 1.0%. The fourth quarter of 1994 benefited from Easter sales.

In 1994 the Supermarket, CSDC and Village Pantry divisions increased sales, compared to 1993. The increases were $57.9 million or 6.8%, $25.9 million or 16.8%, and $6.9 million or 4.7%, respectively.

The Company anticipates continued improvement in the comparable store sales trend. Recent economic improvement, the return of moderate food price inflation, and the maturing of recently constructed stores should offset the impact of increased competitive activity in 1996.

GROSS PROFIT
Gross profit is net of warehousing, transportation and promotional expenses.

Expressed as a percentage of revenue, consolidated gross profit was 24.0% in 1995. This was a 0.4% decline from 24.4% in 1994. From 1993 to 1994, gross profit improved 0.6%, from 23.8% to 24.4%. The 1995 decrease was primarily attributable to lower margins in the Village Pantry and CSDC divisions. As a percentage of revenue, CSDC gross margin was impacted by pricing and promotional reductions implemented by major cigarette manufacturers during the second and third quarters of 1994. Lower Village Pantry gross profit resulted from a disproportionate increase in fuel sales, which have a lower gross margin than food products. Supermarket gross profit was slightly higher, as compared to 1994.

In 1994, gross margin improvement was principally due to increased supermarket retail margins. The improvement resulted from increased emphasis on perishable and prepared foods that traditionally yield higher gross margins, expanded product lines, improved merchandising mixes in new and enlarged stores, and increased trade discounts from product procurement. Village Pantry and CSDC margins also improved in 1994.

LIFO inventory adjustments decreased gross profit by $100 thousand in 1995, compared to an increase of $1.3 million in 1994, and a decrease of $135 thousand in 1993.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Expressed as a percentage of revenues, selling, general and administrative expenses decreased 0.2%, from 20.8% in 1994, to 20.6% in 1995. This compared to a 0.6% of revenues increase in 1994. Reductions in corporate overhead of $5.1 million resulted from the cost reduction plan announced in the fourth quarter of 1994. Savings from the cost reduction plan offset an $11.0 million increase in selling expenses, primarily attributable to stores opened during 1994 and 1995.

In 1995, selling expenses benefited from a decrease in direct wages in comparable stores. However, healthcare and pension costs increased $1.9 million, or 18.6%. Advertising expense increased by $1.0 million, or 7.1%, primarily in response to competition in the Indianapolis market. Other occupancy expenses increased due to stores opened during 1994.

In 1994, the Company substantially increased advertising in anticipation of a major new competitor who entered the Indianapolis market in the first quarter of fiscal 1995. Also, in the fourth quarter of 1994, the Company announced the previously mentioned cost reduction plan. The plan encompassed a reduction of approximately 70 non-retail positions and changes to the Company automobile program. The staff reductions resulted from a realignment of corporate headquarters responsibilities and improved warehousing and transportation operating efficiencies. The warehouse and transportation efficiencies resulted from redesigning the physical layout of the Company's dry grocery distribution center and the removal of an obsolete mechanized system. These changes reduced labor and maintenance expense and provide more efficient space utilization. Additional savings resulted from successfully implementing new warehouse labor standards in the Company's product distribution centers and the linkage of the standards to employee incentive programs. The 1994 fourth quarter pre-tax charge for severance benefits and other expenses related to the cost reduction plan was approximately $700 thousand.

DEPRECIATION AND AMORTIZATION EXPENSE
Depreciation and amortization, expressed as a percentage of revenue, remained constant at 1.4% for 1995, 1994 and 1993. Depreciation and amortization increased over the last three years due primarily to opening new stores.

OPERATING PROFIT
As a percentage of revenues, operating profit declined slightly to 2.0% in 1995, from 2.1% in 1994 and 2.2% in 1993. Improvements in administrative expense percentages were offset by gross profit and increased selling expense.

INTEREST EXPENSE
As a result of principal reductions made during the year, interest expense decreased $68 thousand, or 0.5%, in 1995 compared to 1994. Interest expense increased $3.0 million, or 29.3% in 1994 compared to 1993. The increase resulted from the Company's 1993 third quarter decision to replace $40 million of long-term, floating rate bank debt with $50 million of unsecured fixed rate senior notes. The new financing had a weighted average interest rate of 8.4% compared to a 4.2% average rate on the floating rate bank debt. Additionally, during the fourth quarter of 1993, the Company issued $20 million of 7% convertible debentures.

INCOME TAXES
The effective income tax rate was 33.0% in 1995 and 36.9% in 1994 and 1993. The 1995 effective rate decrease resulted from increased charitable contributions, Targeted Jobs Tax Credits and Research and Experimental Credits. During 1994, increased charitable contributions largely negated a retroactive federal rate increase. As discussed in Note G to the consolidated financial statements, the Company adopted FASB Statement No. 109, "Accounting for Income Taxes," in the first quarter of 1994.

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES
The Company provides certain health care benefits to early retirees. In the first quarter of 1994, the Company adopted FASB Statement No. 106, "Employers Accounting for Postretirement Benefits Other than Pensions". This Statement requires the accrual of the expected cost of such benefits over the employees' years of service. Previously, costs associated with these benefits were expensed when paid (amounts were not material). The Company recognized a $1.7 million (net of tax benefit) accrued benefit obligation upon adoption. Future expense is expected to be immaterial and approximate the expense previously recorded on the "pay as you go" basis.

Also, in the first quarter of 1994, the Company adopted FASB Statement No. 109, "Accounting for Income Taxes", which requires the Company to utilize the liability method of accounting for income taxes. The cumulative effect of this change increased net income by $3.6 million. See Note G to the consolidated financial statements for a detailed analysis of the Company's income tax accounts.

The net effect of the above changes increased 1994 earnings by $1.9 million, or $.20 per fully diluted share.

NET INCOME
Net income, before the cumulative effect of changes in accounting principles, of $8.6 million compares to $8.5 million in the prior year. Fiscal 1995 benefited from the sale of excess land which partly offset earnings in fiscal 1994's extra week and a favorable LIFO adjustment. Net income exceeded last year for the last three consecutive quarters. Supermarket Division and Village Pantry earnings exceeded the prior year while CSDC and LoBill earnings were lower.

Throughout 1993 and early 1994, a weak economy and increased competition negatively impacted earnings. In 1994, a $1.0 million increase in operating profit partially offset a $3.0 million increase in interest expense. In 1993, gains from sales of property and equipment, approximating $450 thousand, partially offset adverse economic and competitive conditions.

In 1994, improved Village Pantry and CSDC earnings offset lower Supermarket earnings, primarily attributable to expenses associated with opening a historically high number of new stores compared to recent years. In 1993, improved Village Pantry earnings offset lower earnings from the Supermarket and CSDC divisions.

OTHER
In the retail food industry, changes in product cost generally result in higher or lower retail prices with gross margin percentages remaining relatively stable. Periods of very moderate food price inflation or price deflation tend to affect operating results adversely since revenues are reduced while inflationary increases continue in certain expense categories. Through the use of the LIFO inventory costing method, current costs are reflected in the cost of merchandise sold.

CAPITAL EXPENDITURES
Capital expenditures and major capital projects completed during the last three years consisted of:

                                            1995      1994       1993
                                            ----      ----       ----
Capital expenditures (millions) . . . . .  $30.6     $44.3      $26.2
                                           =====     =====      =====
Supermarkets
       New/acquired stores  . . . . . . .   1         6          4
       Closed stores  . . . . . . . . . .   0         3          0
       Major remodels/expansions  . . . .   0         2          1
   Convenience stores
       New/acquired stores  . . . . . . .   5         5          3
       Closed stores  . . . . . . . . . .   1         1          2

All years include land acquisitions for future store development.

During 1995, the Company constructed  the following stores:

                      SQUARE
 TYPE / CATEGORY       FEET      LOCATION                OPENED
 ---------------      ------     --------                ------
Superstore   New      80,430  Fishers, IN            Nov. 11, 1994
Convenience  New       4,526  Indianapolis, IN       Aug. 18, 1994
Convenience  New       4,526  Plainfield, IN         Sept. 1, 1994
Convenience  New       4,465  Brownsburg, IN         Nov. 3, 1994
Convenience  New       4,465  Kokomo, IN             Dec. 15, 1994
Convenience  Replace   5,041  Indianapolis, IN       Jan. 6, 1995

The projects listed above (net of stores closed) increased sales area square footage 3.0% in 1995. Supermarkets and Village Pantry increased selling area square footage 2.8% and 4.2%, respectively. In addition to these projects, the Company purchased the assets of Crystal Catering and its affiliated companies for $4.7 million. An additional $900 thousand of purchase price is contingent upon the cumulative performance of the catering division for 1996, 1997, and 1998. Crystal was the largest caterer in Indianapolis.

During 1994, the Company completed the following:
- - Opened two new Marsh supermarkets;
- - Replaced three Marsh supermarkets;
- - Constructed one new LoBill supermarket;
- - Constructed four new Village Pantry stores;
- - Replaced one Village Pantry store;
- - Expanded an existing Marsh supermarket; and
- - Converted a Marsh supermarket to the LoBill format.

These 1994 projects increased total sales area square footage 9.7%.

For 1996, the Company plans to open three new Marsh supermarkets (one is a replacement store), convert three Marsh supermarkets to the LoBill format, open five new convenience stores, and acquire several sites for future development. The cost of these projects and other routine capital commitments is estimated to be $35 million. Of this amount, $10 million will be funded through equipment leasing, one supermarket will be leased, and the Company believes it can finance the balance of this development program with current cash balances and internally generated funds. The Company anticipates completion of most of these projects by December 1995.

The Company's plans with respect to store construction, expansion, conversion and remodeling may be revised in light of changing conditions, such as competitive influences, its ability to successfully negotiate site acquisitions or leases, zoning limitations, and other governmental regulations. The timing of projects is subject to normal construction and other delays. It is possible projects described above may not commence, others may be added, and a portion of planned expenditures with respect to projects commenced during the current fiscal year may carry over to the subsequent fiscal year.

In May 1995, the Company purchased the assets of Martz & Associates Food Services, Inc., an Indianapolis based vending and cafeteria food services company, for $1.5 million.

LIQUIDITY AND CAPITAL RESOURCES
The Company's capital requirements are traditionally financed through internally generated funds, long-term borrowings and lease financings, including capital and operating leases; more-over, it anticipates continued access to such financing sources.

The $8.7 million decrease in cash from April 2, 1994 to April 1, 1995, is largely a function of capital expenditures, as previously discussed.

Of the total long-term debt and capital lease obligations at April 1, 1995, 98% are at fixed rates of interest averaging 8.9%, while 2% are at fluctuating rates of interest averaging 6.7%.

Bank revolving credit agreements provide $35 million of financing. Commitments for short-term bank borrowings provide an additional $15 million. At April 1, 1995, $7 million was outstanding on a short-term bank borrowing.

The Company's senior note agreements prohibit additional long-term borrowings if the Company's total long-term liabilities, including capital lease obligations, would exceed 60% of the Company's consolidated net tangible assets. Under the most restrictive of these borrowing limitations, additional long-term borrowings are limited to approximately $23 million as of April 1, 1995. The senior note agreements also prohibit the Company from entering into any operating leases having an original term greater than three years, unless consolidated income available for fixed charges, as defined in the agreements, exceeds 150% of fixed charges in three of the four most recently completed fiscal years. As of April 1, 1995, consolidated income available for fixed charges exceeded 150% of fixed charges in two of the four most recently completed fiscal years. Accordingly, in 1996, the Company will not be able to enter into any lease with a term in excess of three years.

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

YEAR ENDED                                              April 1, 1995  April 2, 1994   March 27, 1993
Sales and other revenues  . . . . . . . . . . . . . .    $1,303,261      $1,263,191     $1,170,398
Cost of merchandise sold, including warehousing
    and transportation  . . . . . . . . . . . . . . .       990,037         955,340        891,764
                                                          ---------      ----------     ----------
Gross profit  . . . . . . . . . . . . . . . . . . . .       313,224         307,851        278,634
Selling, general and administrative . . . . . . . . .       268,690         262,792        236,244
Depreciation and amortization . . . . . . . . . . . .        18,476          18,206         16,503
                                                          ---------      ----------     ----------
Operating profit  . . . . . . . . . . . . . . . . . .        26,058          26,853         25,887
Interest and debt expense amortization - Note C . . .        13,268          13,336         10,318
                                                          ---------      ----------     ----------
Income before income taxes and cumulative effect of
    changes in accounting principles  . . . . . . . .        12,790          13,517         15,569
Income taxes - Note G . . . . . . . . . . . . . . . .         4,217           4,991          5,741
                                                          ---------      ----------     ----------
Income before cumulative effect of changes in
    accounting principles . . . . . . . . . . . . . .         8,573           8,526          9,828
Cumulative effect of changes in accounting principles
    (net of tax benefits) - Notes F and G   . . . . .             -           1,941              -
                                                          ---------      ----------     ----------
        NET INCOME  . . . . . . . . . . . . . . . . .     $   8,573      $   10,467     $    9,828
                                                          =========      ==========     ==========


EARNINGS PER SHARE:
Primary
- -------
Before cumulative effect of changes in accounting
    principles  . . . . . . . . . . . . . . . . . . .     $    1.02      $     1.01     $     1.24
Cumulative effect of accounting changes . . . . . . .             -             .23              -
                                                          ---------      ----------     ----------
    NET INCOME  . . . . . . . . . . . . . . . . . . .     $    1.02      $     1.24     $     1.24
                                                          =========      ==========     ==========

Fully diluted
- -------------
Before cumulative effect of changes in accounting
    principles  . . . . . . . . . . . . . . . . . . .     $     .98      $      .97     $     1.23
Cumulative effect of accounting changes . . . . . . .             -             .20              -
                                                          ---------      ----------     ----------
    NET INCOME  . . . . . . . . . . . . . . . . . . .     $     .98      $     1.17     $     1.23
                                                          =========      ==========     ==========

Dividends per share . . . . . . . . . . . . . . . . .     $     .44      $      .44     $      .44
                                                          =========      ==========     ==========


- --------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS  (in thousands)

                                                            April 1, 1995          April 2,1994
                                                            -------------          ------------
ASSETS
- ------
Current Assets
   Cash and equivalents . . . . . . . . . . . . . . . . . .    $  15,366            $  24,112
   Accounts receivable, less allowances of $893 in
      1995, and $859 in 1994  . . . . . . . . . . . . . . .       18,186               16,247
   Inventories - Note B . . . . . . . . . . . . . . . . . .       83,284               87,806
   Prepaid expenses . . . . . . . . . . . . . . . . . . . .        4,694                5,159
   Recoverable income taxes . . . . . . . . . . . . . . . .          504                  102
   Deferred income taxes - Note G . . . . . . . . . . . . .        3,810                2,399
                                                               ---------            ---------
        TOTAL CURRENT ASSETS  . . . . . . . . . . . . . . .      125,844              135,825
Property and Equipment - Note C
   Land . . . . . . . . . . . . . . . . . . . . . . . . . .       41,027               38,231
   Buildings  . . . . . . . . . . . . . . . . . . . . . . .      121,589              112,792
   Fixtures and equipment . . . . . . . . . . . . . . . . .      100,739              100,287
   Leasehold improvements . . . . . . . . . . . . . . . . .       46,832               45,937
   Construction in progress . . . . . . . . . . . . . . . .        3,604                2,295
   Property under capital leases  . . . . . . . . . . . . .       17,681               18,350
                                                               ---------            ---------
                                                                 331,472              317,892
   Allowances for depreciation and amortization . . . . . .      107,103               96,215
                                                               ---------            ---------
        TOTAL PROPERTY AND EQUIPMENT  . . . . . . . . . . .      224,369              221,677
Other assets  . . . . . . . . . . . . . . . . . . . . . . .       28,360               17,847
                                                               ---------            ---------
                                                               $ 378,573            $ 375,349
                                                               =========            =========

LIABILITIES AND SHAREHOLDERS' EQUITY
- ------------------------------------
Current Liabilities
   Notes payable to banks . . . . . . . . . . . . . . . . .    $   7,000            $   4,000
   Accounts payable . . . . . . . . . . . . . . . . . . . .       48,871               50,370
   Employee compensation and other liabilities  . . . . . .       11,036                9,634
   State and local taxes  . . . . . . . . . . . . . . . . .        9,959               10,128
   Other accounts payable and accrued expenses  . . . . . .       16,779               15,068
   Dividends payable  . . . . . . . . . . . . . . . . . . .          926                  929
   Current maturities of long-term liabilities  . . . . . .        7,142                7,246
                                                               ---------            ---------
        TOTAL CURRENT LIABILITIES . . . . . . . . . . . . .      101,713               97,375
Long-term Liabilities
   Long-term debt - Note C  . . . . . . . . . . . . . . . .      133,939              138,484
   Capital lease obligations - Note D . . . . . . . . . . .        9,163               10,334
                                                               ---------            ---------
        TOTAL LONG-TERM LIABILITIES . . . . . . . . . . . .      143,102              148,818
Deferred Items
   Income taxes - Note G  . . . . . . . . . . . . . . . . .       12,531               12,583
   Other  . . . . . . . . . . . . . . . . . . . . . . . . .        6,913                6,779
                                                               ---------            ---------
        TOTAL DEFERRED ITEMS  . . . . . . . . . . . . . . .       19,444               19,362
Shareholders' Equity - Notes C and H
   Series A Junior Participating Cumulative Preferred stock:
      Authorized: 5,000,000 shares; Issued:  None
   Class A Common Stock, no par value:
      Authorized: 15,000,000 shares; Issued: 4,695,253  . .        8,552                8,552
   Class B Common Stock, no par value:
      Authorized: 15,000,000 shares; Issued: 5,265,158  . .       15,974               15,461
   Retained earnings  . . . . . . . . . . . . . . . . . . .       97,078               92,204
   Cost of Common Stock in treasury
     Class A:  1995 - 817,530; 1994 - 762,655 shares  . . .    (   3,677)           (   3,058)
     Class B:  1995 - 728,494; 1994 - 755,754 shares  . . .    (   3,301)           (   3,012)
   Notes receivable-stock options . . . . . . . . . . . . .    (     312)           (     353)
                                                               ---------            ---------
         TOTAL SHAREHOLDERS' EQUITY . . . . . . . . . . . .      114,314              109,794
                                                               ---------            ---------
                                                               $ 378,573            $ 375,349
                                                               =========            =========

- ---------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands)

                                                         Class A    Class B              Cost of
                                                         Common     Common     Retained  Stock in
                                                          Stock      Stock     Earnings  Treasury     Other      Total
- -----------------------------------------------------------------------------------------------------------------------
Balance at March 28, 1992 . . . . . . . . . . . . .      $  8,346  $ 8,383     $79,127   $( 6,415)  $(   857) $ 88,584
  Net income  . . . . . . . . . . . . . . . . . . .                              9,828                           9,828
  Cash dividends declared . . . . . . . . . . . . .                             (3,504)                        ( 3,504)
  Public offering of 500,000 shares . . . . . . . .                  6,016                                       6,016
  Exercise of stock options . . . . . . . . . . . .            48       34                     76                  158
  Amortization of deferred cost - employee
    stock plan  . . . . . . . . . . . . . . . . . .                                                      409       409
  Other . . . . . . . . . . . . . . . . . . . . . .                     54                (     6)                  48
                                                         --------  -------     -------   --------   --------  --------
Balance at March 27, 1993                                   8,394   14,487      85,451    ( 6,345)   (   448)  101,539
  Net income  . . . . . . . . . . . . . . . . . . .                             10,467                          10,467
  Cash dividends declared . . . . . . . . . . . . .                           (  3,714)                        ( 3,714)
  Public offering of 69,900 shares. . . . . . . . .                    837                                         837
  Exercise of stock options . . . . . . . . . . . .           158      137                    275                  570
  Notes receivable - stock options. . . . . . . . .                                                  (   353)  (   353)
  Amortization of deferred cost - employee. . . . .
    stock plan. . . . . . . . . . . . . . . . . . .                                                      448       448
                                                         --------  -------     -------   --------   --------  --------
Balance at April 2, 1994  . . . . . . . . . . . . .         8,552   15,461      92,204    ( 6,070)   (   353)  109,794
  Net income  . . . . . . . . . . . . . . . . . . .                              8,573                           8,573
  Cash dividends declared . . . . . . . . . . . . .                            ( 3,699)                        ( 3,699)
  Issuance of shares - Crystal Catering
    acquisition . . . . . . . . . . . . . . . . . .                    513                    415                  928
  Repurchase of 125,425 shares. . . . . . . . . . .                                       ( 1,323)             ( 1,323)
  Other . . . . . . . . . . . . . . . . . . . . . .                                                       41        41
                                                         --------  -------     -------   --------   --------  --------
Balance at April 1, 1995  . . . . . . . . . . . . .      $  8,552  $15,974     $97,078   $( 6,978)  $(   312) $114,314
                                                         ========  =======     =======   ========   ========  ========






- -----------------------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)


Year Ended                                                                 April 1, 1995   April 2, 1994  March 27, 1993
- -----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
     Income before cumulative effect of changes in accounting principles  . .   $ 8,573      $ 8,526       $  9,828
     Cumulative effect of changes in accounting principles  . . . . . . . . .         -       1,941               -
                                                                                -------      ------        --------
     Net income   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     8,573       10,467          9,828
Adjustments to reconcile net income to net cash
       provided by operating activities:
          Depreciation and amortization . . . . . . . . . . . . . . . . . . .    18,476       18,206         16,503
          Amortization of other assets  . . . . . . . . . . . . . . . . . . .     6,408        6,370          4,802
          Increase (decrease) in deferred income  . . . . . . . . . . . . . .   (   378)     (   661)         2,649
          Increase (decrease) in deferred income taxes  . . . . . . . . . . .   ( 1,463)         544             61
          Changes in operating assets and liabilities:
             Accounts receivable  . . . . . . . . . . . . . . . . . . . . . .   ( 1,873)     ( 1,459)       ( 3,477)
             Inventories  . . . . . . . . . . . . . . . . . . . . . . . . . .     4,522      (12,915)           501
             Prepaid expenses . . . . . . . . . . . . . . . . . . . . . . . .        63        1,250        ( 3,904)
             Accounts payable and accrued expenses  . . . . . . . . . . . . .     1,446       14,461          6,418
          Cumulative effect of accounting changes . . . . . . . . . . . . . .        -       ( 1,941)             -
          Other operating activities  . . . . . . . . . . . . . . . . . . . .   (   507)       1,961            690
                                                                                -------      -------        -------
          NET CASH PROVIDED BY OPERATING ACTIVITIES . . . . . . . . . . . . .    35,267       36,283         34,071

INVESTING ACTIVITIES
     Acquisition of property, equipment and land for expansion  . . . . . . .   (30,607)     (44,322)       (26,221)
     Disposition of property and equipment  . . . . . . . . . . . . . . . . .     2,835          126          1,322
     Other investing activities, principally acquisition of rental video
           tapes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   ( 6,871)     ( 5,941)       ( 4,652)
                                                                                -------      -------        -------
          NET CASH USED FOR INVESTING ACTIVITIES  . . . . . . . . . . . . . .   (34,643)     (50,137)       (29,551)

FINANCING ACTIVITIES
     Proceeds of short-term borrowings  . . . . . . . . . . . . . . . . . . .     3,000        4,000              -
     Proceeds of long-term borrowings   . . . . . . . . . . . . . . . . . . .    10,000        4,000         90,278
     Payments of long-term debt and capital lease obligations   . . . . . . .   (17,345)     ( 7,909)       (66,226)
     Proceeds of public offering of Class B Common Stock  . . . . . . . . . .         -          837          6,016
     Purchase of Class A and Class B Common Stock for treasury  . . . . . . .   ( 1,323)          -               -
     Cash dividends paid  . . . . . . . . . . . . . . . . . . . . . . . . . .   ( 3,702)     ( 3,707)       ( 3,439)
     Other financing activities   . . . . . . . . . . . . . . . . . . . . . .         -          216            206
                                                                                -------      -------        -------
          NET CASH PROVIDED BY (USED FOR)
          FINANCING ACTIVITIES  . . . . . . . . . . . . . . . . . . . . . . .   ( 9,370)     ( 2,563)        26,835

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS . . . . . . . . . . . . . . .   ( 8,746)     (16,417)        31,355
Cash and equivalents at beginning of year . . . . . . . . . . . . . . . . . .    24,112       40,529          9,174
                                                                                -------      -------        -------
CASH AND EQUIVALENTS AT END OF YEAR . . . . . . . . . . . . . . . . . . . . .   $15,366      $24,112        $40,529
                                                                                =======      =======        =======




- --------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (in thousands, except per share amounts or as otherwise noted)

  NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in preparation of the consolidated financial statements are:

FISCAL YEAR
The Company's fiscal year ends on Saturday of the thirteenth week of each calendar year. All references herein to "1995, 1994 and 1993" relate to the fiscal years ended April 1, 1995, April 2, 1994 and March 27, 1993, respectively. Fiscal year 1994 includes 53 weeks, compared with 52 weeks in each of 1995 and 1993.

PRINCIPLES OF CONSOLIDATION AND BUSINESS SEGMENT REPORTING
The consolidated financial statements include the accounts of the Company and all subsidiaries. Significant inter-company accounts and transactions have been eliminated. The Company is principally involved in a single significant business segment, the distribution and retail sale of food and related products through supermarkets, convenience stores, and food services.

CASH AND EQUIVALENTS
Cash equivalents consist of highly liquid investments with a maturity of three months or less when purchased. The carrying amount approximates fair value of these assets.

INVENTORIES
Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for the principal components of inventories, and by the first-in, first-out (FIFO) method for the remainder (see Note B).

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost, including a provision for capitalized interest. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives of the assets. For income tax purposes, accelerated methods and statutory lives are used to compute depreciation.

CAPITALIZED LEASE PROPERTY
Capitalized lease assets are amortized using the straight-line method over the term of the lease, or in accordance with practices established for similar owned assets if ownership transfers to the Company at the end of the lease term. Amortization is included with depreciation expense.

EXCISE TAXES
Sales and cost of merchandise sold include state and federal excise taxes on tobacco, gasoline and alcohol products of approximately $86 million, $72 million and $62 million in 1995, 1994 and 1993, respectively.

ADVERTISING COSTS
In the first quarter of fiscal 1996, the Company will be required to adopt AICPA Statement of Position No. 93-7 "Reporting on Advertising Costs". In general, this Statement requires costs of advertising to be expensed in the period incurred or the first time the advertising is distributed. The Company historically capitalized certain costs of advertising (primarily television commercial production) and amortized these costs over the period in which the advertising was used. As of April 1, 1995, all such costs were fully amortized; therefore, the adoption of this Statement will not require the recording of a cumulative change in accounting method. Advertising expenses in the amounts of $13.8 million, $12.9 million, and $9.7 million were recorded for 1995, 1994 and 1993, respectively.

COSTS  OF OPENING STORES
Non-capital expenditures associated with opening new stores are expensed as incurred.

EARNINGS PER SHARE
Earnings per share are presented on a "primary" and "fully diluted" basis. "Primary" shares are based on the weighted average number of common shares outstanding and the share equivalent effect of dilutive stock options. "Fully diluted" shares consider the dilutive effect of stock options and the conversion of convertible debentures. The Company was required to report fully diluted earnings per share beginning in 1994. The 1993 earnings per share are presented on a fully diluted basis for comparability.

ACCOUNTING CHANGES
Effective March 28, 1993, the Company adopted FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" and FASB Statement No. 109, "Accounting for Income Taxes". The $1.9 million net of tax, cumulative effect of these changes was as follows:

                                                    Income/      Per Share
                                                   (Expense)   Fully Diluted
                                                   ---------   -------------
FASB Statement No. 106  . . . . . . . . . . .      ($2,700)
Tax effect  . . . . . . . . . . . . . . . . .        1,005
                                                   -------
                                                    (1,695)       ($ .17)
FASB Statement No. 109  . . . . . . . . . . .        3,636           .37
                                                   -------       -------
Cumulative effect of accounting changes . . .      $ 1,941       $   .20
                                                   =======       =======

NOTE B -- INVENTORIES
Inventories valued by the last-in, first-out (LIFO) method represented approximately 83% and 86% of consolidated inventories at April 1, 1995 and April 2, 1994, respectively. Current inventory cost exceeded the carrying amount of LIFO inventories by $18.9 million at April 1, 1995, and $18.8 million at April 2, 1994.

NOTE C -- DEBT ARRANGEMENTS

Long-term debt consisted of the following:                 1995          1994
                                                           ----          ----
  Notes payable to insurance companies:
     8.54% Senior Notes, unsecured  . . . . . . . . .   $ 35,000      $  35,000
     8.13% Senior Notes, unsecured  . . . . . . . . .     13,636         15,000
     9.48% Senior Notes, unsecured  . . . . . . . . .     22,500         25,000
     10.05% notes   . . . . . . . . . . . . . . . . .     20,191         20,775
     9.05% notes  . . . . . . . . . . . . . . . . . .     20,938         21,508
  7% convertible subordinated debentures. . . . . . .     20,000         20,000
  Economic development bond   . . . . . . . . . . . .      2,225          2,333
  6.9% (average rate) mortgage notes,
     due in installments through 1999   . . . . . . .      4,000          4,861
  Other   . . . . . . . . . . . . . . . . . . . . . .      1,430              -
  Less current maturities   . . . . . . . . . . . . .   (  5,981)      (  5,993)
                                                        --------       --------
                                                        $133,939       $138,484
                                                        ========       ========

The 8.54% notes are payable in installments of $3.5 million due each December 31 from 1998 to 2007.

The 8.13% notes are payable in installments of $1.4 million due each December 31 through 2004.

The 9.48% notes are payable in installments of $2.5 million due each June 30 through 2003.

The 10.05% notes are payable in monthly installments (principal and interest) of $220 thousand through 2009.

The 9.05% notes are payable in quarterly installments (principal and interest) of $625 thousand through 2011. In 2000, the Company or lender may initiate an interest rate renegotiation or require retirement of the notes.

The 7% convertible subordinated debentures mature February 15, 2003. They are convertible, at the holder's option at any time, into Class B Common Stock, at a conversion price of $15.50 per share. They are redeemable at the Company's option beginning February 15, 1996, at declining prices starting at 103.5% of the principal amount in 1996. The debentures are subordinated to all present and future senior indebtedness.

The economic development bond bears interest at 8.25%, and is due in monthly installments of $25 thousand (principal and interest) through 2006.

Real estate with a net carrying amount of approximately $53 million is pledged as collateral to the 10.05% notes, the 9.05% notes, the economic development bond and the mortgage notes.

The Company guarantees a portion of two mortgages for a 25% owned, unconsolidated, subsidiary. The total guarantee is $1.5 million.

As of April 1, 1995 and April 2, 1994, the carrying amount of long-term debt, including current maturities, were $139.9 million and $144.5 million, respectively. The estimated fair value, determined using a discounted cash flow method and estimated current incremental borrowing rates for similar types of borrowing arrangements, exceeds the carrying amount by $721 thousand, as of April 1, 1995, and $665 thousand as of April 2, 1994.


The fair value of each obligation is:                      1995          1994
                                                           ----          ----
  Notes payable to insurance companies:
     8.54% Senior Notes, unsecured  . . . . . . . . .  $  35,929      $  35,301
     8.13% Senior Notes, unsecured  . . . . . . . . .     13,431         14,992
     9.48% Senior Notes, unsecured  . . . . . . . . .     23,611         26,465
     10.05% notes   . . . . . . . . . . . . . . . . .     21,582         22,680
     9.05% notes  . . . . . . . . . . . . . . . . . .     20,949         22,076
  7% convertible subordinated debentures  . . . . . .     17,709         16,413
  Economic development bond   . . . . . . . . . . . .      2,240          2,311
  6.9% (average rate) mortgage notes, due in
    installments through 1999 . . . . . . . . . . . .      4,010          4,904
  Other   . . . . . . . . . . . . . . . . . . . . . .      1,180              -
  Less current maturities   . . . . . . . . . . . . .   (  5,981)      (  5,993)
                                                        --------       --------
                                                        $134,660       $139,149
                                                        ========       ========

Several of the loan agreements require maintenance of minimum working capital, as well as limit cash dividends, repurchases of common stock, future indebtedness, lease obligations, investments, and disposition of assets. Under the most restrictive covenant, retained earnings available for payment of dividends was approximately $21 million at April 1, 1995.

The Company's revolving credit agreements permit borrowings up to $35 million. On August 1 of each year, either the Company or the banks may elect not to renew the arrangements, in which event, revolving credit borrowings would convert to term loans payable in twenty quarterly installments, on the following July 31. Interest is based on various money market rates selected by the Company at the time of borrowing. The Company pays a commitment fee of 1/4% on unused amounts.

The Company has commitments from various banks for short-term borrowings of up to $15 million, at rates at or below the prime rates of the committed banks, of which $7 million, at an average rate of 7.0%, was utilized at April 1, 1995. This compares to $4 million, at an average rate of 3.8%, utilized at April 2, 1994.

The aggregate principal payments of long-term debt outstanding at April 1, 1995 for the succeeding five years and thereafter are as follows:

     1996   . . . . . . . .  $  5,981
     1997   . . . . . . . .     6,218
     1998   . . . . . . . .     6,264
     1999   . . . . . . . .     9,903
     2000   . . . . . . . .    10,036
     Thereafter   . . . . .   101,518

Interest expense consisted of:             1995        1994        1993
                                           ----        ----        ----
Long-term debt  . . . . . . . . . .      $12,035     $11,960    $  8,554
Capital lease obligations . . . . .        1,214       1,376       1,682
Other . . . . . . . . . . . . . . .           19           -          82
                                         -------     -------     -------
Total interest expense  . . . . . .      $13,268     $13,336     $10,318
                                         =======     =======     =======
Interest capitalized  . . . . . . .      $   555     $ 1,257     $ 1,263
                                         =======     =======     =======
Cash payments for interest  . . . .      $13,690      14,383     $10,509
                                         =======     =======     =======

The senior note agreements preclude the Company from becoming obligated, as a leasee, under any operating lease having an original term greater than three years, unless at the time the lease is entered into, consolidated income available for fixed charges, as defined by the agreement, exceeds 150% of fixed charges in three out of the four most recently completed years. As of April 1, 1995, only two of the four most recently completed years had consolidated income available for fixed charges in excess of 150% of fixed charges. Accordingly, the Company will not be able to enter into any leases, with a term of more than three years, in 1996.

NOTE D -- LEASES
Of the Company's 269 retail stores, 111 are commercial lease agreements providing for initial terms generally from 15 to 20 years with options to extend the initial term up to an additional 20 years.

In addition, one supermarket and two warehouses are leased under equity lease arrangements where ownership transfers to the Company at lease expiration. The net carrying amount at April 1, 1995, included in capitalized lease property, was $2.8 million. The Company also leases a portion of its transportation and store equipment for periods of from five to eight years plus renewal and purchase options.

Capitalized lease property consisted of:

                                               1995         1994
                                               ----         ----
Store facilities  . . . . . . . . . . . .    $13,765      $14,424
Warehouses  . . . . . . . . . . . . . . .      3,916        3,926
                                             -------      -------
                                              17,681       18,350
Accumulated amortization  . . . . . . . .    (11,072)     (10,911)
                                             -------      -------
                                             $ 6,609      $ 7,439
                                             =======      =======

Future minimum lease payments under capital and operating leases with terms in excess of one year, and the present value of capital lease obligations, at April 1, 1995 were as follows:

                                      Capital   Operating
                                       Leases     Leases
                                       ------     ------
1996  . . . . . . . . . . . . . .     $ 2,250    $13,926
1997  . . . . . . . . . . . . . .       4,931     12,414
1998  . . . . . . . . . . . . . .       1,406     11,391
1999  . . . . . . . . . . . . . .       1,142     10,856
2000  . . . . . . . . . . . . . .       1,105     10,242
Later years . . . . . . . . . . .       4,294     20,420
                                      -------    -------
                                       15,128    $79,249
                                                 =======
Less:
  Estimated executory costs . . .          96
  Amounts representing interest .       4,708
                                      -------
Present value of net minimum
  lease payments  . . . . . . . .     $10,324
                                      =======

Minimum annual lease payments will be reduced by $2.6 million from future sublease rentals due over the term of the sublease arrangements.

Rental expense consisted of:

                                          1995      1994      1993
                                          ----      ----      ----
Minimum rentals . . . . . . . . . .     $19,514    $19,225   $17,733
Contingent rentals  . . . . . . . .         242        151       166
Sublease rental income  . . . . . .     ( 2,023)   ( 1,814)  ( 1,828)
                                        -------    -------   -------
                                        $17,733    $17,562   $16,071
                                        =======    =======   =======


NOTE E -- RETIREMENT PLANS
The Company has a qualified defined benefit pension plan covering the majority of its non-union (retail and administrative) employees and a supplemental retirement plan. The current benefit formula, under the qualified plan, is based upon years of service and the highest consecutive four years of earnings during the last ten years worked. The benefits under both plans are similar; however, the supplemental plan takes into consideration compensation in excess of amounts that can be recognized under the qualified plan. For the qualified plan, the Company's funding policy is consistent with federal laws and regulations. Funding in the amount of $2.2 million was made in fiscal 1995 with respect to the 1994 and 1995 plan years. No contributions were required in fiscal years 1993 or 1994. Funding in the approximate amount of $1.9 million is required in fiscal 1996 with respect to the 1995 and 1996 plan years. Plan assets consist principally of listed stocks, corporate and government notes and bonds, and 92,675 shares each of Class A and Class B Common Stock of the Company with an April 1, 1995, market value of $1.9 million. The supplemental plan is unfunded.

The funded status of the plans and amounts recognized in the consolidated balance sheets at April 1, 1995 and April 2, 1994, were as follows:

Actuarial present value of  benefit obligations:    1995        1994
                                                    ----        ----
   Vested benefits  . . . . . . . . . . . . . .   $ 28,558    $ 26,391
   Nonvested benefits . . . . . . . . . . . . .      3,125       3,082
                                                  --------    --------
Accumulated benefit obligation  . . . . . . . .     31,683      29,473
Effect of projected future salary increases . .      6,250       6,389
                                                  --------    --------
Projected benefit obligation  . . . . . . . . .     37,933      35,862
Plan assets at fair value . . . . . . . . . . .     29,320      27,574
                                                  --------    --------
   Funded status  . . . . . . . . . . . . . . .    ( 8,613)    ( 8,288)
Unrecognized net loss from past
 experience different from that assumed . . . .     10,112      10,044
Unrecognized net asset at adoption  . . . . . .    ( 2,270)    ( 2,601)
Unrecognized prior service benefit  . . . . . .   (    576)    (   418)
                                                 ---------    --------
Accrued pension cost  . . . . . . . . . . . . .  $(  1,347)   $( 1,263)
                                                 =========    ========

The components of net pension expense included:

                                         1995     1994     1993
                                         ----     ----     ----
 Service cost-benefits earned . . .    $1,921    $1,663   $1,438
 Interest cost on projected benefit
   obligation . . . . . . . . . . .     2,867     2,645    2,409
 Actual return on plan assets . . .    (1,436)   (1,392)  (1,944)
 Net amortization and deferral  . .    (1,026)   (1,311)  (  881)
                                       ------    ------   ------
 Net pension expense  . . . . . . .    $2,326    $1,605   $1,022
                                       ======    ======   ======

The following actuarial assumptions were used to compute net pension expense and funded status of the plans:

                                           1995      1994      1993
                                           ----      ----      ----
Discount rate . . . . . . . . . . . . .     8.3%      8.0%      8.5%
Rate of increase in compensation  . . .     3.5       3.5       4.0
Expected long-term rate
  of return on assets . . . . . . . . .     0.0      10.0      10.0


The 0.3% change in discount rate decreased the projected benefit obligation at April 1, 1995 by approximately $1.5 million.

The Company participates in a multi-employer plan that provides defined benefits to its union employees. Company expense for this plan (in thousands) amounted to $583, $534, and $473 in 1995, 1994 and 1993, respectively.

Effective January 1, 1993, the Company established the Marsh Supermarkets, Inc. 401(k) plan, increasing the number of defined contribution savings plans to two. These plans allow 401(k) contributions covering employees who work a minimum of 1,000 hours per year, are age 21 or older and elect to participate. The plans provide additional financial security during retirement by providing employees an incentive to make tax advantaged contributions to a savings plan. Company expense for the plans (in millions) was $1.1, $1.1, and $0.5 in 1995, 1994 and 1993, respectively.

NOTE F -- POSTRETIREMENT HEALTH BENEFITS
The Company provides certain health care benefits for its non-union retirees and their eligible spouses. The plans are contributory with retiree contributions adjusted annually and certain other cost sharing features such as deductibles and coinsurance. Eligibility for these benefits is generally limited to retirees, who are at least age 55 and less than age 65, with ten or more years of vested service. Optional spousal coverage continues for the lesser of five years after retirement or until the spouse reaches age 65. Benefits generally cease after reaching age 65, at which time the retiree or spouse is generally eligible for Medicare.

Prior to 1994 these benefits were expensed when paid (amounts were not material). Effective March 28, 1993, the Company adopted FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", which requires the expected cost of such benefits to be accrued over the employees' years of service. The Company elected to recognize the entire unaccrued benefit obligation as of the date of adoption. Accordingly, the Company recorded an accumulated postretirement benefit obligation of $2.7 million, before taxes, for active employees and retirees as of March 28, 1993.

During 1995, favorable claims experience and reduced levels of participation lowered the benefit obligation. The amounts recognized in the consolidated balance sheet at April 1, 1995 and April 2, 1994, for the Company's contributory defined benefit postretirement plans were as follows:

                                                     1995       1994
                                                     ----       ----
Accumulated benefit obligation:
  Current retirees. . . . . . . . . . . . . . . . . $  626     $1,234
  Fully eligible active plan participants . . . . .    759      1,272
  Other active plan participants  . . . . . . . . .    790        535
                                                    ------     ------
    Total benefit obligation. . . . . . . . . . . .  2,175      3,041
Unrecognized gain (loss). . . . . . . . . . . . . .    912     (  145)
                                                    ------     ------
Accrued postretirement benefit cost . . . . . . . . $3,087     $2,896
                                                    ======     ======

Net postretirement benefit expense includes the following components:

                                                           1995   1994
                                                           ----   ----
Service cost of benefits earned during the year. . . . .   $ 88   $ 64
Interest cost on liability . . . . . . . . . . . . . . .    225    201
                                                           ----   ----
                                                           $313   $265
                                                           ====   ====

For measurement purposes, the weighted average discount rate used in determining the accumulated postretirement benefit obligation and related expense was 8.3% and 8.0% for 1995 and 1994, respectively. The Company's assumed healthcare cost trend rate is 11% for 1996, decreasing gradually to 6% by year 2011, and thereafter. If these trend rates increased by one percentage point each year, the accumulated postretirement benefit obligation and expense would have increased by approximately 5% and 7%, respectively.

NOTE G -- INCOME TAXES
Effective March 28, 1993, the Company adopted FASB Statement No. 109, "Accounting for Income Taxes". The adoption resulted in a cumulative effect adjustment that increased 1994 net income by $3.6 million.

Using the liability method of accounting for income taxes pursuant to FASB Statement No. 109, deferred tax assets and liabilities are based on differences between financial reporting and tax basis of assets and liabilities, measured using enacted tax rates and laws expected to be in effect when the differences reverse. Prior to the adoption of FASB Statement No. 109, income tax expense was determined by the deferred method. Deferred income tax expense was based on items of income and expense, reported in different years in the financial statements and tax returns, measured at tax rates in effect in the year the differences originated.

The following are components of deferred tax assets and liabilities at April 1, 1995 and April 2, 1994:

                                                         1995         1994
                                                         ----         ----
 Deferred tax assets:
  Compensation and benefit accruals. . . . . . . .    $  2,647      $  2,019
  Self insurance reserves. . . . . . . . . . . . .       1,556         1,327
  Federal tax benefit for deferred state taxes . .         386           449
  Provision for doubtful accounts. . . . . . . . .         371           253
  Contribution carryforward  . . . . . . . . . . .         337             -
  EPA remediation reserves . . . . . . . . . . . .         332           298
  Targeted jobs tax credit carryforward. . . . . .         157           157
  Other. . . . . . . . . . . . . . . . . . . . . .         429           194
                                                      --------      --------
     Total deferred tax assets . . . . . . . . . .       6,215         4,697

 Deferred tax liabilities:
  Property and equipment, including
     leased property . . . . . . . . . . . . . . .     (12,425)      (12,136)
  State income taxes . . . . . . . . . . . . . . .     ( 1,161)      ( 1,309)
  Prepaid employee benefits. . . . . . . . . . . .     (   658)      (   669)
  Inventory  . . . . . . . . . . . . . . . . . . .     (   515)      (   568)
  Other  . . . . . . . . . . . . . . . . . . . . .     (   177)      (   199)
                                                      --------      --------
     Total deferred tax liabilities. . . . . . . .     (14,936)      (14,881)
                                                      --------      --------

 Net deferred tax liability. . . . . . . . . . . .    $( 8,721)     $(10,184)
                                                      ========      ========

Income tax expense (credit) consisted of the following:

                                        1995         1994        1993
                                        ----         ----        ----
      Current -  Federal. . . . . .    $4,023        $4,805     $4,734
                 State  . . . . . .       964           730        946
      Deferred - Federal. . . . . .    (  725)       (  525)        61
                 State. . . . . . .    (   45)       (   19)         -
                                       ------        ------     ------
                                       $4,217        $4,991     $5,741
                                       ======        ======     ======

      Cash Payments . . . . . . . .    $5,947        $5,922     $6,080
                                       ======        ======     ======


A reconciliation of the effective income tax rate is as follows:

                                                     1995        1994        1993
                                                     ----        ----        ----
Federal statutory tax rate. . . . . . . . . . . .    35.0%       35.0%       34.0%
State and local, net of federal tax benefit . . .     4.7         3.4         4.0
New jobs tax credits. . . . . . . . . . . . . . .   ( 1.9)     (  0.5)      ( 0.7)
Contributions . . . . . . . . . . . . . . . . . .   ( 3.9)     (  1.6)      ( 0.3)
Research and experimental credits . . . . . . . .   ( 0.9)          -           -
Federal income tax rate increase. . . . . . . . .       -         0.6           -
Other . . . . . . . . . . . . . . . . . . . . . .       -           -       ( 0.1)
                                                    -----      ------       -----
Effective income tax rate . . . . . . . . . . . .    33.0%       36.9%       36.9%
                                                    =====      ======       =====

NOTE H -- SHAREHOLDERS' EQUITY AND EMPLOYEE STOCK PLANS

COMMON STOCK
Class A Common Stock has one vote per share; Class B is non-voting except with respect to certain matters affecting the rights and preferences of that class. Each class is entitled to equal per share dividends and consideration in any merger, consolidation or liquidation of the Company. A person who, subsequent to May 15, 1991, acquires 10% or more of out-standing Class A Common Stock without acquiring a like percentage of Class B Common Stock must make a public tender offer to acquire additional Class B Common Stock. Failure to do so results in suspension of the voting rights of the Class A Common Stock held by such person.

STOCK OPTION PLANS AND SHARES RESERVED
Option activity under the 1987 and 1991 plans is as follows:

                                                                  Shares
                                         Option                   ------
                                          Price           Class A         Class B
                                         -------          -------         -------
Outstanding at March 28, 1992. . .    $10.63-15.94         184,650        362,650
  Canceled . . . . . . . . . . . .     13.50-13.81        (    600)      (  1,900)
                                                          --------       --------
Outstanding at March 27, 1993. . .     10.63-15.94         184,050        360,750
  Canceled . . . . . . . . . . . .     10.63-13.81        ( 15,400)      ( 25,700)
                                                          --------       --------
Outstanding at April 2, 1994 . . .     10.63-15.94         168,650        335,050
  Granted. . . . . . . . . . . . .      9.50-10.38               -        132,100
  Canceled . . . . . . . . . . . .      9.50-15.30        (  6,025)      ( 17,825)
                                                          --------       --------
Outstanding at April 1, 1995 . . .      9.50-13.81         162,625        449,325
                                                          ========       ========

Grants made prior to 1992 were under the 1987 Stock Option Plan at prices equal to 85% of market value at date of grant. They are exercisable pro-rata over a four year period and expire 10 years from date of grant. At April 1, 1995, 1987 Plan options for 325,250 shares were exercisable. No further grants may be made under the 1987 Plan.

Under the 1991 Employee Stock Incentive Plan 300,000 shares of common stock, in any combination of Class A and Class B, are reserved for the grant of stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights, and/or other stock-based awards. Grants made under this plan represent non-qualified options. Substantially all grants were at market value at date of grant. They become exercisable pro-rata over a four year period beginning one year from date of grant. At April 1, 1995, 118,800 shares were exercisable.

Under an expired 1980 plan, options were exercised at $8.28 per share as follows: 1994 - 36,876 Class A and 31,813 Class B shares; 1993 - 11,250 Class A and 7,875 Class B shares; 1992 - 4,187 Class A and 12,624 Class B shares. The Company presently holds notes receivable totaling $312 thousand from four employees of the Company. The notes arose when the Company loaned the employees money to exercise the stock options mentioned above. The notes bear interest at 6% per annum, are due on May 28, 1995, and are collateralized by the shares. The amount of the receivable is shown on the balance sheet as a reduction of equity.

At the 1992 Annual Meeting, shareholders approved the 1992 Stock Option Plan for Outside Directors under which 50,000 shares of Class B Common Stock were reserved for the grant of stock options and restricted stock to non-employee directors. Options were granted for 4,500 shares on August 4, 1992 ($15.50 per share), 3,000 shares on August 3, 1993 ($11.75 per share), and 1,500 shares on August 4, 1994 ($10.38 per share). Options were granted at fair market value at date of grant. Additionally, 3,000 shares of restricted stock have been issued. The options become exercisable and restrictions lapse in equal installments on the date of each of the two Annual Meetings, following the date of grant.

As of April 1, 1995, a total of 1,290,323 shares of Class B Common Stock is reserved for conversion of debentures, and 13,300 shares in any combination of Class A and Class B are reserved for future awards under the 1991 Plan.

CHANGES IN SHARES OUTSTANDING
Changes in shares issued and treasury shares during the three years ended April 1, 1995, were as follow:

Issued shares:                               Class A            Class B
- --------------                               -------            -------
Balance at March 28, 1992. . . . . . .      4,695,253          4,695,258
  Public offering. . . . . . . . . . .              -            500,000
                                            ---------          ---------
Balance at March 27, 1993. . . . . . .      4,695,253          5,195,258
  Public offering. . . . . . . . . . .              -             69,900
                                            ---------          ---------
Balance at April 2, 1994 and
  April 1, 1995. . . . . . . . . . . .      4,695,253          5,265,158
                                            =========          =========

Treasury shares:                             Class A            Class B
- ----------------                             -------            -------
Balance at March 28, 1992. . . . . . .        808,871            800,435
  Exercise of stock options. . . . . .      (  11,250)         (   7,875)
  Issuance of restricted shares. . . .              -          (   3,000)
  Acquisition (issuance) of shares . .          1,910          (   1,993)
                                            ---------          ---------
Balance at March 27, 1993. . . . . . .        799,531            787,567
  Exercise of stock options. . . . . .      (  36,876)         (  31,813)
                                            ---------          ---------
Balance at April 2, 1994 . . . . . . .        762,655            755,754
  Acquisition of shares. . . . . . . .         54,875             70,550
  Issuance of shares -
    Crystal Catering acquisition . . .              -          (  97,810)
                                            ---------          ---------
Balance at April 1, 1995 . . . . . . .        817,530            728,494
                                            =========          =========

MARSH EQUITY OWNERSHIP PLAN
The Marsh Equity Ownership Plan is an employee stock ownership plan in which retail and administrative employees, meeting minimum age and service requirements, participate. In 1988 and 1987, the Company sold 238,508 shares of common stock to the Plan for a total of $2.7 million. In connection therewith, the Company re-loaned to the Plan such portion of a bank loan, and undertook to make future contributions to the Plan sufficient to enable it to meet its debt service requirements. The $2.7 million cost was amortized to expense over a period which ended in 1994.

SHAREHOLDER RIGHTS PLAN
Under the 1989 Shareholder Rights Plan, preferred stock purchase rights (Rights) were distributed as a dividend at the rate of one Right for each common share held. Each Right entitles a shareholder to buy one one-hundredth of a newly issued share of Series A Junior Participating Cumulative Preferred Stock of the Company at an exercise price of $65. The Rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of either class of the Company's common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 20% or more of either class of the Company's common stock. If any person becomes the beneficial owner of 20% or more of either class of the Company's common stock, or if a 20% or more shareholder engages in certain self-dealing transactions or a merger transaction with the Company in which the Company is the surviving corporation and its common shares are not changed or converted, then each Right not owned by such person or related parties will entitle its holder to purchase, at the Right's then-current exercise price, shares of common stock (or, in certain circumstances as determined by the Board, cash, property or other securities of the Company) having a value of twice the Right's exercise price. In addition, if the Company is involved in a merger or other business combination transaction with another person in which its common stock is changed or converted, or sells 50% or more of its assets or earning power to another person, each Right will entitle its holder to purchase, at the Right's then-current exercise price, common shares of such other person having a value of twice the Right's exercise price. The Company will generally be entitled to redeem the rights at $.01 per Right at any time until the 15th day following public announcement that a 20% position has been acquired. The Rights expire on July 31, 1999.

NOTE I -- ACQUISITIONS
On January 1, 1995, the Company purchased the assets of the Crystal Catering and affiliated companies, the largest caterer in Indianapolis. The purchase price of $4.8 million includes; (i) $2.4 million cash, (ii) a $1.4 million note payable to Crystal, and (iii) issuance of 97,810 shares of Class B Common Stock, valued at $1.0 million. An additional $900 thousand adjustment is contingent on the cumulative performance of the catering division in achieving specified profitability levels for 1996, 1997 and 1998. In the event the contingent payment is earned, it will be treated as a purchase price adjustment, and recorded when earned. The results of operations from this acquisition, although not material, are recorded in the Company's 1995 fourth quarter results. Goodwill, resulting from this acquisition in the amount of $4.0 million, will be amortized using a straight-line method over a twenty year life.

In May 1995, the Company purchased the assets of Martz and Associates Food Services, Inc., an Indianapolis vending and food services firm. The purchase price includes $1.0 million cash and 49,751 shares of Class B Common Stock, valued at $500 thousand. Results of operations from the acquisition will be reflected beginning in the Company's 1996 first quarter results.

SHAREHOLDER INFORMATION

STOCK LISTING
At April 1, 1995, there were 3,743 record holders of Class A Common Stock and 4,053 record holders of Class B Common Stock (a composite total of 4,334 holders of Marsh common stock).

Both classes of common stock trade on the NASDAQ National Market System under the symbols MARSA (Class A Common Stock) and MARSB (Class B Common Stock). As of April 1, 1995, the following firms acted as market makers:

A. G. Edwards & Sons, Inc.
City Securities Corporation
Goldman, Sachs & Co.
Herzog, Heine, Geduld, Inc.
Howard, Weil, Labouisse, Friedrichs, Inc.
J.J.B. Hilliard, W.L. Lyons, Inc.
Kemper Securities, Inc.
Mayer & Schweitzer, Inc.
McDonald & Co. Securities, Inc.
Raffensperger, Hughes & Co., Inc.
Robinson Humphrey Co., Inc.
Sherwood Securities Corp.
Troster Singer Corp.

SHAREHOLDER INVESTMENT PLAN
The plan provides shareholders a means by which to acquire shares of common stock through regular dividend reinvestment and voluntary cash payments. For details, contact: Plan Administrator, National City Bank, Corporate Trust Department, 1900 E. Ninth Street, Cleveland, OH 44114-3484; telephone (800) 622-6757.

FORM 10-K AND FINANCIAL INFORMATION
Shareholders, members of the financial community, and news media desiring further information or copies of the annual report on Form 10-K to the Securities and Exchange Commission should contact: Douglas Dougherty, Chief Financial Officer, Marsh Supermarkets, Inc., 9800 Crosspoint Boulevard, Indianapolis, IN 46256-3350; telephone (317) 594-2628.

ANNUAL MEETING OF  SHAREHOLDERS
The Annual Meeting of Shareholders will be held at 10:00 A.M., Tuesday, August 1, 1995, at the Company's principal executive offices at 9800 Crosspoint Boulevard, Indianapolis, Indiana.


                                      35