Form 10-K/A, Exhibit 13
period 1995-04-01
MARSH SUPERMARKETS INC
filed 1996-05-31
CIK 62737

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

     The Company maintains a system of internal controls designed to provide reasonable assurance, on a cost-effective basis, that assets are safeguarded and transactions are properly authorized and recorded accurately in the financial records. The Company believes its control system is enhanced by its long-standing emphasis on conducting business in accordance with the highest standards of conduct and ethics.

     Independent auditors, Ernst & Young LLP, have audited the accompanying financial statements and their report is included herein. Their audits, conducted in accordance with generally accepted auditing standards, included review and evaluation of selected internal accounting controls for purposes of designing their audit tests.

     The Audit Committee of the Board of Directors meets periodically with the independent auditors to discuss the scope and results of their audit work, their assessment of internal controls, and the quality of financial reporting. The independent auditors are engaged by the Board of Directors, upon recommendation of the Audit Committee.


/s/ Don E. Marsh             /s/ Douglas Dougherty        /s/ Michael D. Castleberry
- -----------------------      -----------------------      --------------------------
    Don E. Marsh                 Douglas Dougherty            Michael D. Castleberry
Chairman of the Board,       Vice President,              Assistant Treasurer and
President and                Chief Financial Officer      Director of Accounting
Chief Executive Officer      and Treasurer

_______________________________________________________________________________

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Marsh Supermarkets, Inc.

     We have audited the accompanying consolidated balance sheets of Marsh Supermarkets, Inc. and subsidiaries as of April 1, 1995 and April 2, 1994, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended April 1, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marsh Supermarkets, Inc. and subsidiaries at April 1, 1995 and April 2, 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 1, 1995, in conformity with generally accepted accounting principles.

     As discussed in Note A to the consolidated financial statements, in 1994 the Company changed its methods of accounting for postretirement health benefits and income taxes.

/s/ Ernst & Young LLP
- ---------------------
    Ernst & Young LLP


Indianapolis, Indiana
May 19, 1995

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

The funded status of the plans and amounts recognized in the consolidated balance sheets at April 1, 1995 and April 2, 1994, were as follows:

Actuarial present value of  benefit obligations:    1995        1994
                                                    ----        ----
   Vested benefits  . . . . . . . . . . . . . .   $ 28,558    $ 26,391
   Nonvested benefits . . . . . . . . . . . . .      3,125       3,082
                                                  --------    --------
Accumulated benefit obligation  . . . . . . . .     31,683      29,473
Effect of projected future salary increases . .      6,250       6,389
                                                  --------    --------
Projected benefit obligation  . . . . . . . . .     37,933      35,862
Plan assets at fair value . . . . . . . . . . .     29,320      27,574
                                                  --------    --------
   Funded status  . . . . . . . . . . . . . . .    ( 8,613)    ( 8,288)
Unrecognized net loss from past
 experience different from that assumed . . . .     10,112      10,044
Unrecognized net asset at adoption  . . . . . .    ( 2,270)    ( 2,601)
Unrecognized prior service benefit  . . . . . .   (    576)    (   418)
                                                 ---------    --------
Accrued pension cost  . . . . . . . . . . . . .  $(  1,347)   $( 1,263)
                                                 =========    ========

The components of net pension expense included:

                                         1995     1994     1993
                                         ----     ----     ----
 Service cost-benefits earned . . .    $1,921    $1,663   $1,438
 Interest cost on projected benefit
   obligation . . . . . . . . . . .     2,867     2,645    2,409
 Actual return on plan assets . . .    (1,436)   (1,392)  (1,944)
 Net amortization and deferral  . .    (1,026)   (1,311)  (  881)
                                       ------    ------   ------
 Net pension expense  . . . . . . .    $2,326    $1,605   $1,022
                                       ======    ======   ======

The following actuarial assumptions were used to compute net pension expense and funded status of the plans:

                                           1995      1994      1993
                                           ----      ----      ----
Discount rate . . . . . . . . . . . . .     8.3%      8.0%      8.5%
Rate of increase in compensation  . . .     3.5       3.5       4.0
Expected long-term rate
  of return on assets . . . . . . . . .    10.0      10.0      10.0


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