Form 10-K, Exhibit 13
period 1996-03-30
MARSH SUPERMARKETS INC
filed 1996-06-27
CIK 62737

                                                                     EXHIBIT 13C

FINANCIAL HIGHLIGHTS (in thousands, except per share amounts)

                                                                           1996             1995             1994
                                                                           ----             ----             ----
Sales and other revenues  . . . . . . . . . . . . . . . . . . . . . .  $1,390,543       $1,303,261       $1,263,191

Income before accounting changes  . . . . . . . . . . . . . . . . . .       9,033            8,573            8,526
Cumulative effect of accounting
  changes, net of tax benefits  . . . . . . . . . . . . . . . . . . .           -                -            1,941
                                                                       ----------       ----------       ----------
Net income  (a) . . . . . . . . . . . . . . . . . . . . . . . . . . .  $    9,033       $    8,573       $   10,467
                                                                       ==========       ==========       ==========
Income before cumulative effect of
 accounting changes, per share-fully diluted  . . . . . . . . . . . .  $     1.02       $      .98       $      .97
Dividends per share . . . . . . . . . . . . . . . . . . . . . . . . .  $      .44       $      .44       $      .44

Total assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  387,294       $  378,471       $  375,683
Long-term liabilities . . . . . . . . . . . . . . . . . . . . . . . .     135,066          143,102          148,818
Shareholders' equity  . . . . . . . . . . . . . . . . . . . . . . . .     118,158          114,314          109,794

Book value per share  . . . . . . . . . . . . . . . . . . . . . . . .  $    14.07       $    13.59       $    13.01

Number of shares outstanding at year end  . . . . . . . . . . . . . .       8,396            8,414            8,442

Net income as a percentage of:
   Sales and other revenues . . . . . . . . . . . . . . . . . . . . .          .6%              .7%              .8%
   Average shareholders' equity . . . . . . . . . . . . . . . . . . .         7.7%             7.7%             9.9%

Stores open at year-end:
  Supermarkets  . . . . . . . . . . . . . . . . . . . . . . . . . . .          90               88               87
  Convenience stores  . . . . . . . . . . . . . . . . . . . . . . . .         181              181              177

(a) Reflects cumulative effect of accounting changes (see notes to financial statements). Fiscal 1994 contained 53 weeks.

================================================================================

Marsh Supermarkets, Inc. was founded in 1931 with one store in Muncie, Indiana. In 1953, the Company went public with sixteen stores. Today, it is a leading regional food retailer headquartered in Indianapolis, Indiana. The Company operates 78 Marsh(R) Supermarkets, 12 LoBill Foods(R), 181 Village Pantry(R) convenience stores in Indiana and Ohio, Convenience Store Distributing Company (CSDC(R)) serving 1,360 non-affiliated convenience stores in nine states, and Crystal Food Services(TM), the largest food service operator in Indianapolis.

The 12,400 Marsh employees serve more than two million customers each week.

SELECTED FINANCIAL DATA   (in thousands, except per share amounts)

                                                          March 30,     April 1,     April 2,    March 27,    March 28,
As of and for the  year ended                               1996         1995          1994         1993         1992
- -----------------------------------------------------------------------------------------------------------------------
Sales and other  revenues . . . . . . . . . . . . . .    $1,390,543   $1,303,261    $1,263,191  $1,170,398   $1,131,326
Income before income taxes and changes
    in accounting principles  . . . . . . . . . . . .        14,284       12,790        13,517      15,569       15,268
Income before cumulative effect of
    changes in accounting principles  . . . . . . . .         9,033        8,573         8,526       9,828        9,725
Cumulative effect of accounting changes . . . . . . .             -            -         1,941           -           -
                                                         ----------   ----------    ----------  ----------   ----------
Net income  . . . . . . . . . . . . . . . . . . . . .    $    9,033   $    8,573    $   10,467  $    9,828   $    9,725
                                                         ==========   ==========    ==========  ==========   ==========
Income per share before cumulative
  effect of changes in accounting
  principles
  Primary . . . . . . . . . . . . . . , . . . . . . .    $     1.07   $     1.02    $     1.01  $     1.24   $     1.23
  Fully diluted  (a)  . . . . . . . . . . . . . . . .          1.02          .98           .97        1.23         1.23

Net income per share
  Primary   . . . . . . . . . . . . . . . . . . . . .    $     1.07   $     1.02    $     1.24  $     1.24   $     1.23
  Fully diluted (a) . . . . . . . . . . . . . . . . .          1.02          .98          1.17        1.23         1.23
  Dividends declared per share  . . . . . . . . . . .    $      .44   $      .44    $      .44  $      .44   $      .43

Total assets  . . . . . . . . . . . . . . . . . . . .    $  387,294   $  378,471    $  375,683  $  352,511   $  305,031
Long-term liabilities . . . . . . . . . . . . . . . .       135,066      143,102       148,818     155,444      128,029
Total shareholders' equity  . . . . . . . . . . . . .       118,158      114,314       109,794     101,539       88,584


(a) Earnings per share for 1996, 1995, 1994 and 1993 reflect dilutive options and convertible debentures issued in March 1993. Earnings per share for 1992 reflect only dilutive options.

SELECTED QUARTERLY FINANCIAL DATA  (unaudited)
(in thousands, except per share amounts)

                                            -------------------------------------  ------------------------------------
                                                            1996                                   1995
                                             Fourth    Third    Second     First    Fourth     Third   Second    First
                                            -------------------------------------  ------------------------------------
Sales and other revenues  . . . . . . .     $316,022 $329,275  $425,781  $319,465  $296,506  $307,355 $397,029 $302,371

Gross profit  . . . . . . . . . . . . .       79,884   79,685   105,037    78,744    72,724    72,563   95,459   72,478

Selling, general and administrative . .       69,391   69,202    91,891    66,538    62,607    62,834   81,954   61,271
Depreciation and amortization . . . . .        4,488    4,456     5,779     4,234     4,328     4,286    5,597    4,265
                                            -------- --------  --------  --------  --------  -------- -------- --------
Operating profit  . . . . . . . . . . .        6,005    6,027     7,367     7,972     5,789     5,443    7,908    6,942
Interest and debt expense amortization         3,084    3,099     3,854     3,050     3,154     2,971    4,023    3,144
                                            -------- --------  --------  --------  --------  -------- -------- --------
Income before income tax provision  . .        2,921    2,928     3,513     4,922     2,635     2,472    3,885    3,798
Income taxes  . . . . . . . . . . . . .        1,067    1,115     1,282     1,787       578       722    1,499    1,418
                                            -------- --------  --------  --------  --------  -------- -------- --------
Net income  . . . . . . . . . . . . . .     $  1,854 $  1,813  $  2,231  $  3,135  $  2,057  $  1,750 $  2,386 $  2,380
                                            ======== ========  ========  ========  ========  ======== ======== ========
NET INCOME PER SHARE -
Per primary share outstanding . . . . .     $    .22 $    .21  $    .26  $    .37  $    .24  $    .21 $    .28 $    .28
Assuming full dilution  . . . . . . . .          .21      .21       .26       .34       .24       .20      .27      .27


COMMON STOCK PRICES:
   Class A -     High . . . . . . . . .     $  14.12 $  14.00  $  15.75  $  12.00  $  12.00  $  12.00 $  12.00 $  11.00
                 Low  . . . . . . . . .        11.75    11.75     11.50      9.75      9.75     10.00    10.25     9.50

   Class B -     High . . . . . . . . .        13.75    13.25     14.00     11.00     10.25     10.75    11.00    10.50
                 Low  . . . . . . . . .        12.00    10.75     10.50      9.25      9.13      9.00     9.25     9.00

CASH DIVIDEND:   Class A  . . . . . . .     $    .11 $    .11  $    .11  $    .11  $    .11  $    .11 $    .11 $    .11
                 Class B  . . . . . . .          .11      .11       .11       .11       .11       .11      .11      .11

Cash dividends have been paid on the common stock during each quarter of the past 36 years.
- --------------------------------------------------------------------------------

Quarterly earnings per share are based on weighted average shares outstanding and dilutive effect of options and convertible securities outstanding for the quarter. The sum of the quarters may not equal the full year earnings per share amount.

The first, third and fourth quarters are 12 weeks, and the second quarter is 16 weeks.

Unusual or infrequently occurring items recognized in net income in the quarterly results are as follows:
  Fourth quarter 1996:    Income per fully diluted share increased $.14 from
                          sales of surplus real estate.
  Second quarter 1996:    Income per fully diluted share increased $.03 from
                          sales of surplus real estate.
  First quarter 1996:     Income per fully diluted share increased $.02 from
                          sales of surplus real estate.
  Fourth quarter 1995:    Income per fully diluted share increased $.07 from
                          sales of surplus real estate, and $.04 from a change in the effective income tax rate due to charitable donations and research credits.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
The following discussion includes certain forward-looking statements. Actual results could differ materially from those reflected by the forward-looking statements in the discussion, and a number of factors could adversely affect future results, liquidity and capital resources. These factors include softness in the general retail food industry, the entry of new competitive stores in the Company's market, the stability of distribution incentives from suppliers, the level of discounting by competitors, the timely and on budget completion of store construction, expansion, conversion and remodeling, the level of margins achievable in the Company's operating divisions and their ability to minimize operating expenses. Although management believes it has the business strategy and resources needed for improved operations, future revenue and margin trends cannot be reliably predicted.

The following table sets forth certain income statement components, expressed as a percentage of sales and other revenues, and the year-to-year percentage changes in such components:

                                                             Percentage of Revenues
                                                                   Year Ended                       Percentage Change
                                                       ----------------------------------           -----------------
                                                       March 30,    April 1,     April 2,           1996        1995
                                                         1996        1995         1994            vs. 1995    vs. 1994
                                                         ----        ----         ----            --------    --------
Sales and other revenues  . . . . . . . . . . . . . .   100.0%      100.0%       100.0%             6.7%        3.2%
Gross profit  . . . . . . . . . . . . . . . . . . . .    24.7        24.0         24.4              9.6         1.7
Selling, general and administrative . . . . . . . . .    21.4        20.6         20.8             10.6         2.2
Depreciation and amortization . . . . . . . . . . . .     1.4         1.4          1.4              2.6         1.5
Operating profit  . . . . . . . . . . . . . . . . . .     2.0         2.0          2.1              4.9        (2.9)
Interest and debt amortization expense  . . . . . . .     0.9         1.0          1.1             (1.5)       (0.3)
Income before income taxes and cumulative effect of
    changes in accounting principles  . . . . . . . .     1.0         1.0          1.1             11.7        (5.4)
Income taxes  . . . . . . . . . . . . . . . . . . . .     0.4         0.3          0.4             24.5       (15.5)
Income before cumulative effect of changes in
    accounting principles . . . . . . . . . . . . . .     0.6         0.7          0.7              5.4         0.6
Cumulative effect of changes in accounting
  principles  . . . . . . . . . . . . . . . . . . . .       -           -          0.2                -           -
Net income  . . . . . . . . . . . . . . . . . . . . .     0.6         0.7          0.8              5.4       (18.1)
                                                        =====       =====        =====

SALES AND OTHER REVENUES
Consolidated sales and other revenues of $1,390.5 million increased $87.3 million, or 6.7%, in 1996 from 1995. Consolidated sales and revenues for 1996 include gains from the disposal of real estate and marketable securities of $2.8 million and $170,000, respectively, compared to $1.4 million from sales of real estate in 1995. Supermarket, convenience retail (Village Pantry), convenience wholesale (CSDC), and food service (Crystal Food Services) revenues accounted for 71%, 13%, 15%, and 1%, respectively, of consolidated revenues. Approximately $45.5 million of the increase was from supermarkets, $22.0 million from CSDC, $14.5 million from Crystal Food Services, and $3.6 million from Village Pantry. Retail sales (excluding fuel sales) increased 4.6%.
Sales in comparable stores (including replacement supermarkets and convenience stores and format conversions) in 1996, increased 1.1% from 1995. Low rates of food price inflation and competitive activity constrained comparable stores sales growth. The sales increase in Supermarkets and Village Pantry were due principally to stores opened in 1996. The sales increase at CSDC resulted from the addition of new customers and volume increases from existing customers. At the end of 1996, CSDC served 1,360 non-related stores, compared to 1,350 at the end of 1995. The increase in food service sales and other revenues is attributable to the acquistions of Crystal Catering in January 1995, and Martz & Associates Food Services, Inc. in May 1995.

In 1995, a 52 week year, revenues increased $40.1 million, or 3.2%, from 1994, a 53 week year. Approximately $23.6 million, or 2%, of the 1994 revenues were attributable to the additional week. Supermarket, Village Pantry and CSDC sales accounted for 72%, 13%, and 15%, respectively, of 1995 consolidated revenues. The supermarket, Village Pantry and CSDC operations increased revenues compared to 1994. The increases were $12.8 million, $10.1 million, and $13.0 million, respectively. The supermarket sales increase was due principally to new stores opened in 1994. The Village Pantry sales increase was largely due to growth in comparable stores. CSDC sales to unaffiliated customers increased largely due to a 3.8% increase in customers.

Excluding fuel sales, retail sales in comparable stores (excluding the 53rd week of 1994) improved 0.7% in 1995 from 1994. This compared to a 1994 increase of 0.4% from 1993. New conventional supermarkets, discount stores, and wholesale clubs opened by competitors partially offset the benefit of a strengthening economy; however, the comparable store sales trend has been positive since reaching a negative 3.2% in the second quarter of 1993.

The Company anticipates continued improvement in the comparable store sales trend. Recent economic improvement, the return of moderate food price inflation, and recently constructed stores should offset the impact of increased competitive activity.

GROSS PROFIT
Gross profit is net of warehousing, transportation and promotional expenses.

In 1996, gross profit of $343.4 million increased $30.1 million, or 9.6%, compared to 1995. This increase was primarily attributable to improvements of $16.5 million in supermarkets, $10.1 million in Crystal Food Services, $1.8 million in CSDC, $89,000 in Village Pantry, and $1.6 million in additional gains from sales of real estate and marketable securities. Expressed as a percentage of revenue, consolidated gross profit was 24.7% in 1996, an increase of 0.7% from the 24.0% in 1995. The increase was primarily attributable to a five-fold increase in sales of the food service operations, related to the aforementioned acquisitions, which have gross profit margins significantly higher than the average of the Company's other operations. The food service increase was accompanied by improvements in supermarket and CSDC operations. Gains in these operations more than offset a decline in Village Pantry. The Village Pantry decline resulted from a disproportionate increase in fuel sales, which have a lower gross margin than food products, accompanied by decreases in fuel margins in the second half of 1996.

In 1995, consolidated gross profit increased $5.4 million, or 1.7%, from the prior year. Expressed as a percentage of revenue, consolidated gross profit was 24.0% in 1995 and 24.4% in 1994. This 0.4% decline was primarily attributable to lower margins in Village Pantry and CSDC. Pricing and promotional reductions, implemented by major cigarette manufacturers during the second and third quarters of 1994, impacted CSDC gross profit as a percentage of revenue. The lower Village Pantry gross profit resulted from a disproportionate increase in fuel sales. Supermarket gross profit was slightly higher in 1995, compared to 1994.

LIFO inventory adjustments increased consolidated gross profit by $637 thousand in 1996, compared to a decrease of $100 thousand in 1995, and an increase of $1.3 million in 1994. For calendar year 1995, retail food (food-at-home) prices grew 3.3% compared to 2.9% in 1994, as measured by the "Consumer Price Index (CPI) for all Urban Consumers, U.S. City Average." However, the Company benefited from deflation in meat, frozen and cereal products in its fourth quarter.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses in 1996, compared to 1995, increased $28.4 million or 10.6%, to $297.0 million. Expressed as a percentage of revenues, selling, general and administrative expenses increased 0.8% from 20.6% in 1995, to 21.4% in 1996. This compared to a 0.2% decrease in 1995 from 1994. The increased expenses were primarily attributable to increases of $18.0 million in supermarkets, $8.9 million in the expanded Crystal Food Services and $2.0 million in Village Pantry. The increase in supermarkets resulted primarily from increases in occupancy expenses related to stores opened in the last twenty-four months, retail wages and related expenses, and advertising and promotional expenses. A tight labor market resulted in a shift to more full-time employees, wage increases and increased overtime. This resulted in an increase of 1.6% in identical store wages. The Company expects a tight labor market to continue as long as the economy remains at current levels.

Selling, general and administrative expenses in 1995, compared to 1994, increased $5.9 million or 2.2%, to $268.7 million. Reductions in corporate overhead of $5.1 million resulted from the cost reduction plan announced in the fourth quarter of 1994. Savings from the cost reduction plan partially offset an $11.0 million increase in selling expenses. The increased selling expenses were primarily attributable to stores opened during 1994 and 1995. In 1995, selling expenses benefited from a decrease in direct wages in comparable stores. However, healthcare and pension costs increased $1.9 million, or 18.6%, from 1994. Advertising expense increased by $1.0 million, or 7.1%, primarily in response to competition in the Indianapolis market. Other occupancy expenses increased due to stores opened during 1994.

DEPRECIATION AND AMORTIZATION EXPENSE
Depreciation and amortization, expressed as a percentage of revenue, remained constant at 1.4% for 1996, 1995 and 1994. Depreciation and amortization expense for 1996 was $19.0 million, an increase of $481,000, or 2.6%, from 1995. The increase was due primarily to opening new stores. From 1994 to 1995, depreciation and amortization expense increased $270,000, or 1.5%, to $18.5 million.

OPERATING PROFIT
Operating profit (earnings from continuing operations before interest and taxes) was $27.4 million, or 2.0% of consolidated sales and other revenues for 1996. This compares to $26.1 million, or 2.0%, in 1995. The gross profit increase of $30.1 million more than offset increases of $28.4 million in selling, general and administrative expenses and $481,000 in depreciation and amortization expense.

As a percentage of revenues, operating profit declined slightly to 2.0% in 1995 from 2.1% in 1994. As a percentage of revenues, an improvement in administrative expense offset a decline in gross profit and an increase in selling expenses.

INTEREST EXPENSE
Interest expense in 1996 was $13.1 million, compared to $13.3 million in 1995. The decrease of $205,000, or 1.5%, resulted from lower principal balances and an increased level of capitalized construction interest. In 1995, principal reductions caused interest expense to decrease $44 thousand, or 0.3%, compared to 1994.

INCOME TAXES
The effective income tax rate was 36.8% in 1996, 33.0% in 1995, and 36.9% in 1994. The 1996 effective rate increase resulted from a dramatic decrease in Targeted Jobs Tax Credits and a decreased level of charitable donations as compared to 1995. The benefit of Targeted Jobs Tax Credits was significantly less in 1996, since the credit expired for employees hired after December 31, 1994. The 1995 effective rate decrease resulted from increased charitable contributions, Targeted Jobs Tax Credits and Research and Experimental Credits.

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES
The Company provides certain health care benefits to early retirees. In the first quarter of 1994, the Company adopted FAS Statement ("FAS") No. 106, "Employers Accounting for Postretirement Benefits Other than Pensions." Accordingly, the expected cost of such benefits are accrued over the employees' years of service. Previously, these costs were expensed when paid (amounts were not material). The Company recognized a $1.7 million (net of tax benefit) accrued benefit obligation upon adoption. Future expense is expected to be immaterial and approximate the expense previously recorded on the "pay as you go" basis.

Also, in the first quarter of 1994, the Company adopted FAS No. 109, "Accounting for Income Taxes," which requires the Company to utilize the liability method of accounting for income taxes. The cumulative effect of this change increased net income by $3.6 million. See Note G to the consolidated financial statements for a detailed analysis of the Company's income tax accounts.

The net effect of the above changes increased 1994 earnings by $1.9 million, or $.20 per fully diluted share.

NET INCOME
Net income for 1996, of $9.0 million, or 0.6% of revenue, improved from $8.6 million, or 0.7% of revenue, in 1995. Fiscal 1996 benefited from the sale of surplus real estate and marketable securities and a favorable LIFO adjustment. Supermarket and Village Pantry earnings were lower than the prior year, while CSDC and Crystal Food Services increased.

In 1995, income before the cumulative effect of changes in accounting principles of $8.6 million compared to $8.5 million in 1994. Fiscal 1995 benefited from sales of surplus real estate, partly offsetting earnings from 1994's extra week and a favorable LIFO adjustment. Supermarket and Village Pantry earnings exceeded 1994, while CSDC earnings were lower.

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

CAPITAL EXPENDITURES
Capital expenditures and major capital projects completed during the last three years consisted of:

                                                                 1996             1995             1994
                                                                 ----             ----             ----
Capital expenditures (millions) . . . . . . . . . . . . . . .   $22.7             $30.6            $44.3
                                                                =====             =====            =====
Supermarkets
       New/acquired stores  . . . . . . . . . . . . . . . . .       3                 1                6
       Closed stores  . . . . . . . . . . . . . . . . . . . .       1                 0                3
       Major remodels/expansions  . . . . . . . . . . . . . .       5                 0                2
   Convenience stores
       New/acquired stores  . . . . . . . . . . . . . . . . .       1                 5                5
       Closed stores  . . . . . . . . . . . . . . . . . . . .       1                 1                2
All years include land acquisitions for future store development.

During 1996, the Company opened the following stores:

                               SQUARE
    TYPE/CATEGORY               FEET      LOCATION               OPENED
    -------------               ----      --------               ------
Superstore    New              81,468     Lafayette, IN          July 25, 1995
Supermarket   New              60,397     Muncie, IN             Aug.  3, 1995
Supermarket   New              57,294     Indianapolis, IN       Nov.  3, 1995
LoBill        Conversion       39,055     Anderson, IN           May   1, 1995
LoBill        Conversion       25,704     Anderson, IN           Apr.  6, 1995
LoBill        Conversion       26,800     Muncie, IN             Apr.  6, 1995
LoBill        Conversion       22,400     Indianapolis, IN       Sep. 26, 1995
Convenience   New               4,624     Muncie, IN             Jun. 29, 1995

Subsequent to March 30, 1996, the Company completed the conversion of a Marsh supermarket to the LoBill format. This 31,592 square foot store reopened April 1, 1996.

During 1995, the Company opened the following stores:

                               SQUARE
   TYPE / CATEGORY              FEET      LOCATION               OPENED
   ---------------              ----      --------               ------
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

The projects listed above (net of stores closed) increased sales area square footage by 5.3% and 3.0%, in 1996 and 1995, respectively. In addition to these projects, the Company purchased the assets of Martz & Associates Food Services, Inc. in 1996, for $1.0 million in cash and the issuance of 43,416 shares of Class B Common Stock. In 1995, the Company purchased the assets of Crystal Catering, the largest caterer in Indianapolis, and its affiliated companies for $4.7 million. An additional $900 thousand of purchase price is contingent upon the cumulative performance of Crystal Food Services for 1996 through 1998. Approximately one third of the contingent purchase price was earned in 1996.

For 1997, the Company plans to open two new Marsh supermarkets (one is a replacement store), remodel and expand an existing Marsh supermarket, convert three Marsh supermarkets to the LoBill format, open 5 new convenience stores, expand its perishables products warehouse, construct a central commissary and acquire several sites for future development. The cost of these projects and other routine capital commitments is estimated to be $40 million. Of this amount, the Company plans to fund $10 million through equipment leasing, and believes it can finance the balance with current cash balances and internally generated funds. The Company anticipates completion of most of these projects by December 1996.

The Company's plans with respect to store construction, expansion, conversion and remodeling may be revised in light of changing conditions, such as competitive influences, its ability to successfully negotiate site acquisitions or leases, zoning limitations, and other governmental regulations. The timing of projects is subject to normal construction and other delays. It is possible that projects described above may not commence, others may be added, and a portion of planned expenditures with respect to projects commenced during the current fiscal year may carry over to the subsequent fiscal year.

LIQUIDITY AND CAPITAL RESOURCES
As presented in the Consolidated Statements of Cash Flows, net cash provided by operating activities was $27.1 million for 1996. This was an $8.1 million, or 23.0%, decrease from the $35.2 million reported for 1995. The significant changes in working capital were a $5.7 million increase in accounts receivable, a $7.3 million increase in inventory and a $5.1 million increase in accounts payable and accrued expenses. The increase in accounts receivable is largely attributable to short-term notes carried by the Company to finance sales of surplus real estate and an increase in promotional trade receivables from vendors. The inventory increase is largely attributable to new supermarkets opened during the year and an increase in CSDC cigarette inventories. The increase in accounts payable and accrued expenses is attributable to the aforementioned increase in inventory.

For 1996, investing activities consisted of $20.7 million net expenditures for acquisition of property, equipment and land for expansion, and $4.4 million in other investing activities (primarily acquisition of rental video tapes, amortized over two years). The Company's capital requirements are traditionally financed through internally generated funds, long-term borrowings and lease financings, including capital and operating leases. The Company anticipates continued access to such financing sources.

The $8.0 million increase in notes payable to banks from April 1, 1995 to March 30, 1996, is largely a function of principal reductions on long term borrowings and capital lease obligations. Other investing activities, for 1996, included the net repurchase of 27,025 shares of Class A Common Stock and 35,225 shares of Class B Common Stock for $696,000 and dividend payments of $3.7 million.

At March 30, 1996, the Company's long-term debt and capital lease obligations amounted to $135.1 million, compared to $143.1 million at April 1, 1995. Of the total long-term debt and capital lease obligations at March 30, 1996, 96% are at fixed rates of interest averaging 8.4%, and 4% are at fluctuating rates of interest averaging 5.8%.

Bank revolving credit agreements provide $40 million of financing, of which $2.2 million was utilized at March 30, 1996. Commitments for short-term bank borrowings provide an additional $15 million. At March 30, 1996, $15 million was outstanding on short-term bank borrowings.

The Company's senior note agreements prohibit additional long-term borrowings if the Company's total long-term liabilities, including capital lease obligations, would exceed 60% of the Company's consolidated net tangible assets. The most restrictive of these agreements limit additional long-term
borrowings to approximately $36 million as of March 30, 1996.   The senior note
agreements also prohibit the Company from entering into any operating leases having an original term greater than three years, unless consolidated income available for fixed charges, as defined in the agreements, exceeds 150% of fixed charges in three of the four most recently completed fiscal years. As of March 30, 1996, fixed charges exceeded 150% of consolidated income available for fixed charges in each of the four most recently completed fiscal years. Accordingly, the Company will not be able to enter into any lease with a term in excess of three years in 1997.

ACCOUNTING PRONOUNCEMENTS
The Company will adopt Statement of Financial Accounting Standards (FAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," in the first quarter of 1997. The statement establishes accounting standards for recognizing and measuring the impairment of long-lived assets, and requires the carrying amount of any impaired assets be reduced to fair value. The adoption of this standard is expected to result in a charge to earnings, of approximately $2.5 to $3.5 million, net of tax, in the first quarter of 1997.

In October 1995, FAS No. 123 "Accounting for Stock Based Compensation" was issued. This statement defines a fair value based method of accounting for stock and stock options issued to compensate employees and others. However, FAS No. 123 allows companies to continue using existing methods for recognizing the expense of these plans if they provide pro forma disclosures in the financial statements and earnings per share using the fair value method prescribed in the statement. The Company intends to follow the current approach in its 1997 financial statements. Consequently, FAS No. 123 will have no impact on the Company's 1997 consolidated financial position or results of operations.

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

         Independent auditors, Ernst & Young LLP, have audited the accompanying financial statements. Their report is included herein. Their audits, conducted in accordance with generally accepted auditing standards, included review and evaluation of selected internal accounting controls for purposes of designing their audit tests.

         The Audit Committee of the Board of Directors meets periodically with the independent auditors to discuss the scope and results of their audit work, their assessment of internal controls, and the quality of financial reporting. The independent auditors are engaged by the Board of Directors, upon recommendation of the Audit Committee.





Don E. Marsh                               Douglas Dougherty                         Michael D. Castleberry
Chairman of the Board,                     Vice President,                           Assistant Treasurer and
President and                              Chief Financial Officer and               Director of Accounting
Chief Executive Officer                    Treasurer

- --------------------------------------------------------------------------------
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of  Marsh Supermarkets, Inc.

         We have audited the accompanying consolidated balance sheets of Marsh Supermarkets, Inc. and subsidiaries as of March 30, 1996 and April 1, 1995, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended March 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marsh Supermarkets, Inc. and subsidiaries at March 30, 1996 and April 1, 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 30, 1996, in conformity with generally accepted accounting principles.

         As discussed in Note A to the consolidated financial statements, in 1994 the Company changed its methods of accounting for postretirement health benefits and income taxes.

Ernst & Young LLP

Indianapolis, Indiana
May 17, 1996

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)


YEAR ENDED                                                               March 30, 1996   April 1, 1995    April 2, 1994
- ------------------------------------------------------------------------------------------------------------------------
Sales and other revenues  . . . . . . . . . . . . . . . . . . . . .       $1,390,543        $1,303,261       $1,263,191
Cost of merchandise sold, including warehousing and
  transportation. . . . . . . . . . . . . . . . . . . . . . . . . .        1,047,193           990,037          955,340
                                                                          ----------        ----------       ----------
Gross profit  . . . . . . . . . . . . . . . . . . . . . . . . . . .          343,350           313,224          307,851
Selling, general and administrative . . . . . . . . . . . . . . . .          297,022           268,666          262,792
Depreciation and amortization . . . . . . . . . . . . . . . . . . .           18,957            18,476           18,206
                                                                          ----------        ----------       ----------
Operating  profit . . . . . . . . . . . . . . . . . . . . . . . . .           27,371            26,082           26,853
Interest and debt expense amortization - Note C . . . . . . . . . .           13,087            13,292           13,336
                                                                          ----------        ----------       ----------
Income before income taxes and cumulative effect of changes in
   accounting principles  . . . . . . . . . . . . . . . . . . . . .           14,284            12,790           13,517
Income taxes - Note G . . . . . . . . . . . . . . . . . . . . . . .            5,251             4,217            4,991
                                                                          ----------        ----------       ----------
Income before cumulative effect of changes in accounting
  principles  . . . . . . . . . . . . . . . . . . . . . . . . . . .            9,033             8,573            8,526
Cumulative effect of changes in accounting principles
   (net of  tax benefits) - Notes F and G . . . . . . . . . . . . .                -                 -            1,941
                                                                          ----------        ----------       ----------
      NET INCOME  . . . . . . . . . . . . . . . . . . . . . . . . .       $    9,033        $    8,573       $   10,467
                                                                          ==========        ==========       ==========

EARNINGS PER SHARE:
Primary
Before cumulative effect of changes in accounting principles  . . .       $     1.07        $     1.02       $     1.01
Cumulative effect of accounting changes . . . . . . . . . . . . . .                -                 -              .23
                                                                          ----------        ----------       ----------
      NET INCOME  . . . . . . . . . . . . . . . . . . . . . . . . .       $     1.07        $     1.02       $     1.24
                                                                          ==========        ==========       ==========
Fully diluted
Before cumulative effect of changes in accounting principles  . . .       $     1.02        $      .98       $      .97
Cumulative effect of accounting changes . . . . . . . . . . . . . .                -                 -              .20
                                                                          ----------        ----------       ----------
      NET INCOME  . . . . . . . . . . . . . . . . . . . . . . . . .       $     1.02        $      .98       $     1.17
                                                                          ==========        ==========       ==========

Dividends per share . . . . . . . . . . . . . . . . . . . . . . . .       $      .44        $      .44       $      .44
                                                                          ==========        ==========       ==========





- --------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS  (in thousands)

                                                                                       March 30,1996    April 1, 1995
                                                                                       -------------    -------------
ASSETS
Current Assets
   Cash and equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $ 12,822         $ 15,366
   Accounts receivable, less allowances of  $970 in 1996, and $893 in 1995  . . . .          23,790           18,117
   Inventories - Note B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          89,746           82,408
   Prepaid expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           4,764            5,537
   Recoverable income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . .             361              504
   Deferred income taxes - Note G . . . . . . . . . . . . . . . . . . . . . . . . .           1,510            3,810
                                                                                           --------         --------
         TOTAL CURRENT ASSETS . . . . . . . . . . . . . . . . . . . . . . . . . . .         132,993          125,742
Property and Equipment - Note C
   Land . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          44,311           41,027
   Buildings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         134,107          121,589
   Fixtures and equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         100,469          100,739
   Leasehold improvements . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          46,670           46,832
   Construction in progress . . . . . . . . . . . . . . . . . . . . . . . . . . . .           5,912            3,604
   Property under capital leases  . . . . . . . . . . . . . . . . . . . . . . . . .          13,014           17,681
                                                                                           --------         --------
                                                                                            344,483          331,472
   Allowances for depreciation and amortization . . . . . . . . . . . . . . . . . .         114,552          107,103
                                                                                           --------         --------
         TOTAL PROPERTY AND EQUIPMENT . . . . . . . . . . . . . . . . . . . . . . .         229,931          224,369
Other assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          24,370           28,360
                                                                                           --------         --------
                                                                                           $387,294         $378,471
                                                                                           ========         ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Notes payable to banks . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $ 15,000         $  7,000
   Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          54,629           50,611
   Employee compensation and other liabilities  . . . . . . . . . . . . . . . . . .          10,329           10,023
   State and local taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          10,579            9,944
   Other accounts payable and accrued expenses  . . . . . . . . . . . . . . . . . .          15,923           13,727
   Dividends payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             924              926
   Current maturities of long-term liabilities  . . . . . . . . . . . . . . . . . .           7,022            7,142
                                                                                           --------         --------
         TOTAL CURRENT LIABILITIES  . . . . . . . . . . . . . . . . . . . . . . . .         114,406           99,373
Long-term Liabilities
  Long-term debt - Note C . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         129,854          133,939
  Capital lease obligations - Note D  . . . . . . . . . . . . . . . . . . . . . . .           5,212            9,163
                                                                                           --------         --------
         TOTAL LONG-TERM LIABILITIES  . . . . . . . . . . . . . . . . . . . . . . .         135,066          143,102
Deferred Items
   Income taxes - Note G  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           9,700           12,531
   Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           9,964            9,151
                                                                                           --------         --------
         TOTAL DEFERRED ITEMS . . . . . . . . . . . . . . . . . . . . . . . . . . .          19,664           21,682
Shareholders' Equity - Notes C and H
   Series A Junior Participating Cumulative Preferred stock:
     Authorized: 5,000,000 shares; Issued:  None
   Class A Common Stock, no par value:
     Authorized: 15,000,000 shares; Issued: 4,695,253 . . . . . . . . . . . . . . .           8,552            8,552
   Class B Common Stock, no par value:
     Authorized: 15,000,000 shares; Issued: 5,265,158 . . . . . . . . . . . . . . .          16,232           15,974
   Retained earnings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         102,414           97,078
   Cost of Common Stock in treasury
     Class A:  1996 - 844,555; 1995 - 817,530 shares  . . . . . . . . . . . . . . .          (3,976)          (3,677)
     Class B:  1996 - 720,303; 1995 - 728,494 shares  . . . . . . . . . . . . . . .          (3,500)          (3,301)
   Additional minimum pension liability . . . . . . . . . . . . . . . . . . . . . .          (1,258)               -
   Notes receivable - stock options . . . . . . . . . . . . . . . . . . . . . . . .            (306)            (312)
                                                                                           --------         --------
         TOTAL SHAREHOLDERS' EQUITY . . . . . . . . . . . . . . . . . . . . . . . .         118,158          114,314
                                                                                           --------         --------
                                                                                           $387,294         $378,471
                                                                                           ========         ========

- --------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands)

                                                Class A     Class B                   Cost of
                                                Common       Common      Retained    Stock in
                                                 Stock       Stock       Earnings    Treasury       Other      Total
- -----------------------------------------------------------------------------------------------------------------------
Balance at March 27, 1993 . . . . . . . . . .   $8,394       $14,487     $ 85,451     $(6,345)    $  (448)     $101,539
  Net income  . . . . . . . . . . . . . . . .                              10,467                                10,467
  Cash dividends declared . . . . . . . . . .                              (3,714)                               (3,714)
  Public offering of  69,900 shares . . . . .                    837                                                837
  Exercise of stock options . . . . . . . . .      158           137                      275                       570
  Notes receivable - stock options  . . . . .                                                        (353)         (353)
  Amortization of deferred cost - employee
    stock plan  . . . . . . . . . . . . . . .                                                         448           448
                                                ------       -------     --------     -------     -------      --------
Balance at April 2, 1994  . . . . . . . . . .    8,552        15,461       92,204      (6,070)       (353)      109,794
  Net income  . . . . . . . . . . . . . . . .                               8,573                                 8,573
  Cash dividends declared . . . . . . . . . .                              (3,699)                               (3,699)
  Issuance of shares - Crystal Catering
    acquisition . . . . . . . . . . . . . . .                    513                      415                       928
  Repurchase of 125,425 shares  . . . . . . .                                          (1,323)                   (1,323)
  Other . . . . . . . . . . . . . . . . . . .                                                          41            41
                                                ------       -------     --------     -------     -------      --------
Balance at April 1, 1995  . . . . . . . . . .    8,552        15,974       97,078      (6,978)       (312)      114,314
  Net income  . . . . . . . . . . . . . . . .                               9,033                                 9,033
  Cash dividends declared . . . . . . . . . .                              (3,696)                               (3,696)
  Issuance of shares - Martz & Associates
    acquisition . . . . . . . . . . . . . . .                    258                      198                       456
  Repurchase of 62,250 shares . . . . . . . .                                            (696)                     (696)
  Additional minimum pension liability  . . .                                                      (1,258)       (1,258)
  Other . . . . . . . . . . . . . . . . . . .                                  (1)                      6             5
                                                ------       -------     --------     -------     -------      --------
Balance at March 30, 1996 . . . . . . . . . .   $8,552       $16,232     $102,414     $(7,476)    $(1,564)     $118,158
                                                ======       =======     ========     =======     =======      ========




- --------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)

Year Ended                                                               March 30, 1996  April 1, 1995  April 2, 1994
- ---------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Income before cumulative effect of changes in accounting principles .      $ 9,033         $ 8,573         $ 8,526
  Cumulative effect of changes in accounting principles . . . . . . . .            -               -           1,941
                                                                             -------         -------         -------
  Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        9,033           8,573          10,467
Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization . . . . . . . . . . . . . . . . . .       18,957          18,476          18,206
      Amortization of other assets  . . . . . . . . . . . . . . . . . .        5,488           6,408           6,370
      Decrease in deferred income . . . . . . . . . . . . . . . . . . .            -               -            (661)
      Increase (decrease) in deferred income taxes  . . . . . . . . . .          219          (1,464)            544
      Changes in operating assets and liabilities:
        Accounts receivable . . . . . . . . . . . . . . . . . . . . . .       (5,673)         (2,097)         (1,133)
        Inventories . . . . . . . . . . . . . . . . . . . . . . . . . .       (7,338)          4,358         (11,875)
        Prepaid expenses and recoverable income taxes . . . . . . . . .          916             919            (450)
        Accounts payable and accrued expenses . . . . . . . . . . . . .        5,148             414          14,795
      Cumulative effect of accounting changes . . . . . . . . . . . . .            -               -          (1,941)
      Other operating activities  . . . . . . . . . . . . . . . . . . .          346            (388)          1,961
                                                                             -------         -------         -------
      NET CASH PROVIDED BY OPERATING ACTIVITIES . . . . . . . . . . . .       27,096          35,199          36,283

INVESTING ACTIVITIES
  Acquisition of property, equipment and land for expansion . . . . . .      (22,736)        (30,607)        (44,322)
  Disposition of property and equipment . . . . . . . . . . . . . . . .        2,045           2,835             126
  Other investing activities, principally acquisition of
    rental video tapes  . . . . . . . . . . . . . . . . . . . . . . . .       (4,397)         (6,803)         (5,941)
                                                                             -------         -------         -------
      NET CASH USED FOR INVESTING ACTIVITIES  . . . . . . . . . . . . .      (25,088)        (34,575)        (50,137)

FINANCING ACTIVITIES
  Proceeds of short-term borrowings . . . . . . . . . . . . . . . . . .        8,000           3,000           4,000
  Proceeds of long-term borrowings  . . . . . . . . . . . . . . . . . .       68,200          10,000           4,000
  Payments of long-term debt and capital lease obligations  . . . . . .      (76,357)        (17,345)         (7,909)
  Proceeds of public offering of Class B Common Stock . . . . . . . . .            -               -             837
  Purchase of Class A and Class B Common Stock for treasury . . . . . .         (696)         (1,323)              -
  Cash dividends paid . . . . . . . . . . . . . . . . . . . . . . . . .       (3,699)         (3,702)         (3,707)
  Other financing activities  . . . . . . . . . . . . . . . . . . . . .            -               -             216
                                                                             -------         -------         -------
      NET CASH USED FOR FINANCING ACTIVITIES  . . . . . . . . . . . . .       (4,552)         (9,370)         (2,563)

NET DECREASE IN CASH AND EQUIVALENTS  . . . . . . . . . . . . . . . . .       (2,544)         (8,746)        (16,417)
Cash and equivalents at beginning of year . . . . . . . . . . . . . . .       15,366          24,112          40,529
                                                                             -------         -------         -------
CASH AND EQUIVALENTS AT END OF YEAR . . . . . . . . . . . . . . . . . .      $12,822         $15,366         $24,112
                                                                             =======         =======         =======



- --------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts or as otherwise noted)

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES
Significant accounting policies followed in preparation of the consolidated financial statements are:

FISCAL YEAR
The Company's fiscal year ends on Saturday of the thirteenth week of each calendar year. All references herein to "1996", "1995" and "1994" relate to the fiscal years ended March 30, 1996, April 1, 1995 and April 2, 1994, respectively. Fiscal 1994 includes 53 weeks, with 52 weeks in each of 1996 and 1995.

BASIS OF PRESENTATION
The consolidated financial statements include the accounts of Marsh Supermarkets, Inc. and all majority owned subsidiaries ("the Company"). Investments in unconsolidated subsidiaries are carried at cost plus equity in undistributed earnings since the date of acquisition. Significant inter-company accounts and transactions have been eliminated. The Company is principally involved in a single significant business segment, the distribution and retail sale of food and related products through supermarkets, convenience stores, and food services.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND EQUIVALENTS
Cash equivalents consist of highly liquid investments with a maturity of three months or less when purchased. The carrying amount approximates fair value of these assets.

INVENTORIES
Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out ("LIFO") method for the principal components of inventories, and by the first-in, first-out ("FIFO") method for the remainder (see Note B).

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost, including a provision for capitalized interest. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives of the assets. For income tax purposes, accelerated methods and statutory lives are used to compute depreciation.

CAPITALIZED LEASE PROPERTY
Capitalized lease assets are amortized using the straight-line method over the term of the lease or in accordance with practices established for similar owned assets if ownership transfers to the Company at the end of the lease term. Amortization is included with depreciation expense.

EXCISE TAXES
Sales and cost of merchandise sold include state and federal excise taxes on tobacco, gasoline and alcohol products of approximately $91 million, $86 million and $72 million in 1996, 1995 and 1994, respectively.

ADVERTISING COSTS
In the first quarter of fiscal 1996, the Company adopted AICPA Statement of Position No. 93-7 "Reporting on Advertising Costs." This statement requires costs of advertising to be expensed in the period incurred or the first time the advertising is distributed. The Company historically capitalized certain costs of advertising (primarily television commercial production) and amortized these costs over the period in which the advertising was used. As of April 1, 1995, all such costs were fully amortized; therefore, the adoption of this Statement did not require the recording of a cumulative change in accounting method. Advertising expenses in the amounts of $16.6 million, $13.8 million, and $12.9 million were recorded for 1996, 1995 and 1994, respectively.

COSTS OF OPENING STORES
Non-capital expenditures associated with opening new stores are expensed as incurred.

EARNINGS PER SHARE
Earnings per share are presented on a "primary" and "fully diluted" basis. "Primary" shares are based on the weighted average number of shares of common stock outstanding and the share equivalent effect of dilutive stock options. "Fully diluted" shares consider the dilutive effect of stock options and the conversion of convertible debentures.

INCOME TAXES
Pursuant to Statement of FAS No. 109, deferred tax assets and liabilities result from differences between financial reporting and tax basis of assets and liabilities, measured using enacted tax rates and laws expected to be in effect when the differences reverse.

ACCOUNTING CHANGES
Accounting for the Impairment of Long-Lived Assets
The Company will adopt FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," in the first quarter of fiscal 1997. The statement establishes accounting standards for recognizing and measuring impairment of long-lived assets, and requires
reducing the carrying amount of any impaired assets to fair value.   Adoption
of FAS No. 121 is expected to result in a charge to earnings of approximately $2.5 to $3.5 million, net of tax.

Accounting for Stock Based Compensation
In October 1995, FAS No. 123 "Accounting for Stock Based Compensation" was issued. The statement prescribes accounting and reporting standards for all stock-based compensation plans. FAS No. 123 allows companies to continue using existing methods for recognizing the expense of these plans and provide pro forma disclosures in the financial statements and earnings per share using the fair value method prescribed in the statement. The Company intends to follow this approach in its 1997 financial statements.

Postretirement Benefits and Income Taxes
Effective March 28, 1993, the Company adopted FAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" and FAS No. 109, "Accounting for Income Taxes." The $1.9 million net of tax, cumulative effect of these changes was as follows:

                                                                 Income/          Per Share
                                                                (Expense)       Fully Diluted
                                                                ---------       -------------
FAS No. 106.  . . . . . . . . . . . . . . . . . . . . . . .     $(2,700)
Tax effect  . . . . . . . . . . . . . . . . . . . . . . . .       1,005
                                                                -------
                                                                 (1,695)             $(.17)
FAS No. 109 . . . . . . . . . . . . . . . . . . . . . . . .       3,636                 37
                                                                -------              -----
Cumulative effect of changes  . . . . . . . . . . . . . . .     $ 1,941              $ .20
                                                                =======              =====

ENVIRONMENTAL LIABILITIES
The Company recognizes environmental liabilities when environmental assessments indicate remedial efforts are required and the costs can be reasonably estimated. Estimates of liability are based on all currently known facts, prior remediation experience, existing technology, and presently enacted federal and state statutes, ordinances and regulations concerning the storage and dispensing of petroleum products. These estimated liabilities are subject to revision in future periods as actual costs and new information becomes known. The liabilities are recorded in the balance sheet at their undiscounted amounts, and do not consider any potential recovery the Company may receive from either the Indiana Underground Storage Tank Excess Liability Fund, which reimburses owners and operators of underground storage tanks ("USTs") for a portion of the costs incurred in connection with the remediation of soil and groundwater contamination, or from third parties that may be responsible for all or part of the contamination.

Current environmental laws and regulations require the removal or abandonment of underground storage tanks (USTs) at 25 Village Pantry locations prior to December 1998. Earlier removal or abandonment is required in the event any UST fails any leak detection test, which the Company performs at least annually. All USTs at these 25 locations passed the most recent leak detection tests in calendar 1995, which results were consistent with data from the Company's established petroleum product inventory control program.

The Company is aware of the existence of petroleum contamination at eight Village Pantry locations and has commenced remediation at each of these sites. The cost of remediation varies significantly depending on the extent, source and location of the contamination, geological and hydrological conditions and other factors. The cost to remove or abandon the remaining USTs and to remediate known contamination at these eight locations has been estimated at approximately $761,000. The Company has charged this amount to earnings.

The Company currently estimates the maximum aggregate cost remaining to be incurred in connection with compliance with existing environmental laws and regulations applicable to owners and operators of USTs will not exceed approximately $1.2 million through December 1998.

RECLASSIFICATIONS
Certain items in the 1995 and 1994 financial statements were reclassified to conform with the presentation used in 1996.

NOTE B -- INVENTORIES
Inventories valued by the LIFO method represented approximately 78% and 83% of consolidated inventories at March 30, 1996 and April 1, 1995, respectively. Current inventory cost exceeded the carrying amount of LIFO inventories by $18.2 million at March 30, 1996, and $18.9 million at April 1, 1995.

NOTE C -- DEBT ARRANGEMENTS

Long-term debt consisted of  the following:                                       1996               1995
                                                                                  ----               ----
   Notes payable to insurance companies:
      8.54% Senior Notes, unsecured   . . . . . . . . . . . . . . . . . . .     $ 35,000          $ 35,000
      8.13% Senior Notes, unsecured   . . . . . . . . . . . . . . . . . . .       12,273            13,636
      9.48% Senior Notes, unsecured   . . . . . . . . . . . . . . . . . . .       20,000            22,500
      10.05% notes  . . . . . . . . . . . . . . . . . . . . . . . . . . . .       19,603            20,191
      9.05% notes   . . . . . . . . . . . . . . . . . . . . . . . . . . . .       20,313            20,938
   7% convertible subordinated debentures.  . . . . . . . . . . . . . . . .       20,000            20,000
   Economic development bond  . . . . . . . . . . . . . . . . . . . . . . .        2,107             2,225
   6.4% (average rate) mortgage notes,
      due in installments through 1999  . . . . . . . . . . . . . . . . . .        3,394             4,000
   Revolving credit agreements  . . . . . . . . . . . . . . . . . . . . . .        2,220                 -
   Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,119             1,430
   Less current maturities  . . . . . . . . . . . . . . . . . . . . . . . .       (6,175)           (5,981)
                                                                                --------          --------
                                                                                $129,854          $133,939
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

The 7% convertible subordinated debentures mature February 15, 2003. They are convertible, at the holder's option at any time, into Class B Common Stock at a conversion price of $15.50 per share. They are redeemable, at the Company's option, at declining prices which started at 103.5% of the principal amount in 1996. The debentures are subordinate to all present and future senior indebtedness.

The economic development bond bears interest at 8.25%, and is due in monthly installments of $25 thousand (principal and interest) through 2006.

Real estate with a net carrying amount of approximately $47 million is pledged as collateral to the 10.05% notes, the 9.05% notes, the economic development bond and the mortgage notes.

The Company guarantees a $1.5 million portion of two mortgages for a 25% owned, unconsolidated subsidiary.

As of March 30, 1996 and April 1, 1995, the carrying amounts of long-term debt, including current maturities, were $136.0 million and $139.9 million, respectively. The estimated fair value, determined using a discounted cash flow method and estimated current incremental borrowing rates for similar types of borrowings, exceeds the carrying amount by $7.8 million, as of March 30, 1996, and $721 thousand as of April 1, 1995.

The fair value of each obligation is:                                              1996             1995
                                                                                   ----             ----
   Notes payable to insurance companies:
      8.54% Senior Notes, unsecured   . . . . . . . . . . . . . . . . . . . .   $ 37,896           $35,929
      8.13% Senior Notes, unsecured   . . . . . . . . . . . . . . . . . . . .     12,527            13,431
      9.48% Senior Notes, unsecured   . . . . . . . . . . . . . . . . . . . .     21,531            23,611
      10.05% notes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     21,932            21,582
      9.05% notes   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     21,422            20,949
   7% convertible subordinated debentures   . . . . . . . . . . . . . . . . .     19,730            17,709
   Economic development bond  . . . . . . . . . . . . . . . . . . . . . . . .      2,239             2,240
   6.4% (average rate) mortgage notes, due in installments through 1999 . . .      3,400             4,010
   Revolving credit agreements  . . . . . . . . . . . . . . . . . . . . . . .      2,220                 -
   Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        980             1,180
   Less current maturities  . . . . . . . . . . . . . . . . . . . . . . . . .     (6,175)           (5,981)
                                                                                --------          --------
                                                                                $137,702          $134,660
                                                                                ========          ========

Several of the loan agreements require maintenance of minimum working capital and limit cash dividends, repurchases of common stock, future indebtedness, lease obligations, investments, and disposition of assets. Under the most restrictive covenant, retained earnings available for payment of dividends was approximately $25 million at March 30, 1996.

The Company's revolving credit agreements permit borrowings up to $40 million. On August 1 of each year, either the Company or the banks may elect not to renew the arrangements, in which event revolving credit borrowings would convert to term loans payable in twenty quarterly installments, on the following July 31. Interest is based on various money market rates selected by the Company at the time of borrowing. The Company pays a commitment fee of 1/4% on unused amounts.

The Company has commitments from various banks for short-term borrowings of up to $15 million at rates at or below the prime rates of the committed banks, of which all, at an average rate of 5.8%, was utilized at March 30, 1996. This compares to $7 million at an average rate of 7.0%, utilized at April 1, 1995.

Aggregate principal payments of long-term debt outstanding at March 30, 1996 for the succeeding five years and thereafter are:

         1997 . . . . . . . . . . . . . .   $ 6,175
         1998 . . . . . . . . . . . . . .     6,486
         1999 . . . . . . . . . . . . . .    10,347
         2000 . . . . . . . . . . . . . .    10,480
         2001 . . . . . . . . . . . . . .    10,440
         Thereafter . . . . . . . . . . .    92,101

Interest expense consisted of:                   1996             1995             1994
                                                 ----             ----             ----
Long-term debt  . . . . . . . . . . . . . .    $12,016         $12,059           $11,960
Capital lease obligations . . . . . . . . .        991           1,214             1,376
Other . . . . . . . . . . . . . . . . . . .         80              19                 -
                                               -------         -------           -------
Total interest expense  . . . . . . . . . .    $13,087         $13,292           $13,336
                                               =======         =======           =======
Interest capitalized  . . . . . . . . . . .    $   714         $   555           $ 1,257
                                               =======         =======           =======
Cash payments for interest  . . . . . . . .    $13,632         $13,690           $14,383
                                               =======         =======           =======

The senior note agreements preclude the Company from becoming obligated, as a lessee, under any operating lease having an original term greater than three years, unless at the time the lease is entered into, consolidated income available for fixed charges, as defined by the agreement, exceeds 150% of fixed charges in three of the four most recently completed years. As of March 30, 1996, none of the four most recently completed years had consolidated income available for fixed charges in excess of 150% of fixed charges. Accordingly, the Company will not be able to enter into any lease, with a term of more than three years in 1997.

NOTE D -- LEASES
Of the Company's 271 retail stores, 112 are commercial lease agreements providing for initial terms generally from 15 to 20 years with options to extend the initial terms up to an additional 20 years.

In addition, one supermarket is leased under an equity lease arrangement where ownership transfers to the Company at lease expiration. The net carrying amount at March 30, 1996, included in capitalized lease property, was $659 thousand. The Company also leases a portion of its transportation and store equipment for periods of from three to eight years plus renewal and purchase options.

Capitalized lease property consisted of:

                                                 1996             1995
                                                 ----             ----
Store facilities  . . . . . . . . . . . . .    $13,014          $13,765
Warehouses  . . . . . . . . . . . . . . . .          -            3,916
                                               -------          -------
                                                13,014           17,681
Accumulated amortization  . . . . . . . . .     (9,197)         (11,072)
                                               -------          -------
                                               $ 3,817          $ 6,609
                                               =======          =======


Future minimum lease payments under capital and operating leases with terms in excess of one year, and the present value of capital lease obligations, at March 30, 1996, were as follows:

                                                Capital         Operating
                                                Leases           Leases
                                                ------           ------
1997  . . . . . . . . . . . . . . . . . . .     $ 1,457         $15,714
1998  . . . . . . . . . . . . . . . . . . .       1,402          14,314
1999  . . . . . . . . . . . . . . . . . . .       1,141          13,474
2000  . . . . . . . . . . . . . . . . . . .       1,027           9,973
2001  . . . . . . . . . . . . . . . . . . .         857           7,912
Later years . . . . . . . . . . . . . . . .       3,549          21,397
                                                -------         -------
                                                  9,433         $82,784
                                                                =======
Less:
   Estimated executory costs  . . . . . . .          68
   Amounts representing interest  . . . . .       3,307
                                                -------
Present value of net minimum
   lease payments   . . . . . . . . . . . .     $ 6,058
                                                =======

Minimum annual lease payments will be reduced by $1.0 million from future sublease rentals due over the term of the subleases.

Rental expense consisted of:                    1996             1995             1994
                                                ----             ----             ----
Minimum rentals . . . . . . . . . . . . . .   $21,740          $19,514          $19,225
Contingent rentals  . . . . . . . . . . . .     1,548              242              151
Sublease rental income  . . . . . . . . . .    (2,217)          (2,023)          (1,814)
                                              -------          -------          -------
                                              $21,071          $17,733          $17,562
                                              =======          =======          =======

NOTE E -- RETIREMENT PLANS
The Company has a qualified defined benefit pension plan covering the majority of its non-union (retail and administrative) employees and an unfunded supplemental retirement plan that covers eligible corporate officers, as designated by the Board of Directors. The current benefit formula, under the qualified plan, is based upon years of service and the highest consecutive four years of earnings during the last ten years worked. The benefits under both plans are similar; however, the supplemental plan takes into consideration compensation in excess of amounts that can be recognized under the qualified plan. For the qualified plan, the Company's funding policy is consistent with federal laws and regulations. The Company contributed $1.9 million and $2.2 million to the qualified defined benefit pension plan in 1996 and 1995 respectively. Plan assets consist principally of listed stocks, corporate and government notes and bonds, and 92,675 shares each of Class A and Class B Common Stock of the Company. At March 30, 1996, the Company's Common Stock in the qualified plan had a market value of $2.2 million. The supplemental plan is unfunded. The actuarial present value of the projected benefit obligation under the supplemental plan were $3.5 million and $2.9 million at March 30, 1996 and April 1, 1995, respectively.

The funded status of the plans and amounts recognized in the consolidated balance sheets at March 30, 1996 and April 1, 1995 were as follows:

Actuarial present value of  benefit obligations:                                      1996         1995
                                                                                      ----         ----
   Vested benefits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $35,357      $28,558
   Nonvested benefits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      3,508        3,125
                                                                                     -------      -------
Accumulated benefit obligation  . . . . . . . . . . . . . . . . . . . . . . . . .     38,865       31,683
Effect of projected future salary increases.  . . . . . . . . . . . . . . . . . .      7,832        6,250
                                                                                     -------      -------
Projected benefit obligation  . . . . . . . . . . . . . . . . . . . . . . . . . .     46,697       37,933
Plan assets at fair value . . . . . . . . . . . . . . . . . . . . . . . . . . . .     34,570       29,320
                                                                                     -------      -------
   Funded status  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    (12,127)      (8,613)
Unrecognized net loss from past experience different from that assumed  . . . . .     12,614       10,112
Unrecognized net asset at adoption  . . . . . . . . . . . . . . . . . . . . . . .     (1,938)      (2,270)
Unrecognized prior service benefit  . . . . . . . . . . . . . . . . . . . . . . .       (518)        (576)
Additional minimum liability  . . . . . . . . . . . . . . . . . . . . . . . . . .     (2,007)           -
                                                                                     -------      -------
Accrued pension cost  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $(3,976)     $(1,347)
                                                                                     =======      =======


The components of net pension expense included:

                                                                                  1996         1995         1994
                                                                                  ----         ----         ----
Service cost of benefits earned . . . . . . . . . . . . . . . . . . . . . . .    $1,784       $1,921      $1,663
Interest on projected benefit obligation  . . . . . . . . . . . . . . . . . .     3,154        2,867       2,645
Actual return on plan assets  . . . . . . . . . . . . . . . . . . . . . . . .    (5,161)      (1,436)     (1,392)
Net amortization and deferral . . . . . . . . . . . . . . . . . . . . . . . .    (2,703)      (1,026)     (1,311)
                                                                                 ------       ------      ------
Net pension expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $2,480       $2,326      $1,605
                                                                                 ======       ======      ======

The following actuarial assumptions were used to compute net pension expense and funded status of the plans:

                                                                                   1996         1995        1994
                                                                                   ----         ----        ----
Discount rate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      7.65%        8.30%       8.00%
Rate of increase in compensation  . . . . . . . . . . . . . . . . . . . . . .      3.50         3.50        3.50
Expected long-term rate of return on assets . . . . . . . . . . . . . . . . .      9.00        10.00       10.00

The 0.65% change in discount rate increased the projected benefit obligation at March 30, 1996 by approximately $4.6 million.

The Company participates in a multi-employer plan that provides defined benefits to its union employees. Company expense for this plan (in thousands) amounted to $648, $583, and $534 in 1996, 1995 and 1994, respectively.

The Company provides two defined contribution savings plans. These plans allow 401(k) contributions covering employees who work a minimum of 1,000 hours per year, are age 21 or older and elect to participate. The plans provide additional financial security during retirement by offering employees an incentive to make tax advantaged contributions to a savings plan. Company expense for these plans (in millions) was $1.3, $1.1, and $1.1 in 1996, 1995 and 1994, respectively.

NOTE F  -- POSTRETIREMENT HEALTH BENEFITS
The Company provides certain post retirement health care benefits for its non-union retirees and their eligible spouses. The plans are contributory with retiree contributions adjusted annually and certain other cost sharing features, such as deductibles and coinsurance. Eligibility for these benefits is generally limited to retirees, who are at least age 55 and less than age 65, with ten or more years of vested service. Optional spousal coverage continues for the lesser of five years after retirement or until the spouse reaches age
65. Benefits generally cease after reaching age 65, at which time the retiree or spouse is generally eligible for Medicare.

Prior to 1994, these benefits were expensed when paid (amounts were not material). Effective March 28, 1993, the Company adopted FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires the expected cost of such benefits to be accrued over the employees' years of service. The Company elected to recognize the entire unaccrued benefit obligation as of the date of adoption. Accordingly, the Company recorded an accumulated postretirement benefit obligation of $2.7 million, before taxes, for active employees and retirees as of March 28, 1993.

The amounts recognized in the consolidated balance sheet at March 30, 1996 and April 1, 1995, for the Company's contributory defined benefit postretirement plans were as follows:

                                                                        1996        1995
                                                                        ----        ----
Accumulated participants benefit obligation:
   Current retirees   . . . . . . . . . . . . . . . . . . . .          $  548      $  626
   Fully eligible active plan participants  . . . . . . . . .             787         759
   Other active plan participants   . . . . . . . . . . . . .             919         790
                                                                       ------      ------
       Total benefit obligation . . . . . . . . . . . . . . .           2,254       2,175
Unrecognized gain . . . . . . . . . . . . . . . . . . . . . .             986         912
                                                                       ------      ------
Accrued postretirement benefit cost . . . . . . . . . . . . .          $3,240      $3,087
                                                                       ======      ======
Net postretirement benefit expense includes:
   Service cost of benefits earned during the year. . . . . .          $  185      $   88
   Interest cost on projected benefit obligation. . . . . . .             167         225
   Net amortization and deferral. . . . . . . . . . . . . . .             (68)          -
                                                                       ------      ------
                                                                       $  284      $  313
                                                                       ======      ======

For measurement purposes, the weighted average discount rate used in determining the accumulated postretirement benefit obligation and related expense was 7.65% and 8.30% for 1996 and 1995, respectively. The Company's assumed healthcare cost trend rate is 11% for 1997, decreasing gradually to 6% by 2011, and thereafter. If these trend rates increased by one percentage point each year, the accumulated postretirement benefit obligation and expense would have increased by approximately 9% and 5%, respectively.

NOTE G -- INCOME TAXES
Effective March 28, 1993, the Company adopted FAS No. 109, "Accounting for Income Taxes." The adoption resulted in a cumulative effect adjustment that increased 1994 net income by $3.6 million.

The following are components of deferred tax assets and liabilities at March 30, 1996 and April 1, 1995:

                                                                            1996       1995
                                                                            ----       ----
Deferred tax assets:
   Compensation and benefit accruals  . . . . . . . . . . . . . . . . .    $ 3,544    $ 2,647
   Self insurance reserves  . . . . . . . . . . . . . . . . . . . . . .      1,981      1,556
   Federal tax benefit for deferred state taxes   . . . . . . . . . . .        355        386
   Provision for doubtful accounts  . . . . . . . . . . . . . . . . . .        333        371
   Contribution carryforward  . . . . . . . . . . . . . . . . . . . . .        209        337
   EPA remediation reserves   . . . . . . . . . . . . . . . . . . . . .        261        332
   Targeted jobs tax credit carryforward  . . . . . . . . . . . . . . .          -        157
   Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        716        429
                                                                           -------    -------
       Total deferred tax assets  . . . . . . . . . . . . . . . . . . .      7,399      6,215
Deferred tax liabilities:
   Property and equipment, including leased property  . . . . . . . . .    (12,898)   (12,425)
   State income taxes   . . . . . . . . . . . . . . . . . . . . . . . .     (1,035)    (1,161)
   Prepaid employee benefits  . . . . . . . . . . . . . . . . . . . . .       (500)      (658)
   Inventory  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (979)      (515)
   Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (177)      (177)
                                                                           -------    -------
       Total deferred tax liabilities . . . . . . . . . . . . . . . . .    (15,589)   (14,936)
                                                                           -------    -------
   Net deferred tax liability   . . . . . . . . . . . . . . . . . . . .    $(8,190)   $(8,721)
                                                                           =======    =======

Income tax expense (credit) consisted of the following:

                                          1996     1995      1994
                                          ----     ----      ----
  Current -   Federal . . . . . . . .   $4,209    $4,023    $4,805
              State . . . . . . . . .      887       964       730
  Deferred -  Federal . . . . . . . .      158      (725)     (525)
              State . . . . . . . . .       (3)      (45)      (19)
                                        ------    ------    ------
                                        $5,251    $4,217    $4,991
                                        ======    ======    ======
  Cash Payments . . . . . . . . . . .   $5,428    $5,947    $5,922
                                        ======    ======    ======

A reconciliation of the effective income tax rate is as follows:

                                                           1996      1995    1994
                                                           ----      ----    ----
Federal statutory tax rate  . . . . . . . . . . . . .      35.0%     35.0%   35.0%
State and local, net of federal tax benefit . . . . .       4.0       4.7     3.4
New jobs tax credits  . . . . . . . . . . . . . . . .      (0.3)     (1.9)   (0.5)
Contributions . . . . . . . . . . . . . . . . . . . .      (2.1)     (3.9)   (1.6)
Research and experimental credits . . . . . . . . . .      (0.5)     (0.9)      -
Federal income tax rate increase  . . . . . . . . . .         -         -     0.6
Other . . . . . . . . . . . . . . . . . . . . . . . .       0.7         -       -
                                                           ----      ----    ----
Effective income tax rate . . . . . . . . . . . . . .      36.8%     33.0%   36.9%
                                                           ====      ====    ====

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

STOCK OPTION PLANS AND SHARES RESERVED
Option activity under the 1987 Stock Option Plan and the 1991 Employee Stock Incentive Plan was as follows:

                                                                                Shares
                                                         Option                 ------
                                                         Price          Class A     Class B
                                                         -----          -------     -------
Outstanding at March 27, 1993 . . . . . . . . . .   $10.63-15.94        184,050      360,750
   Canceled . . . . . . . . . . . . . . . . . . .    10.63-15.94        (15,400)     (25,700)
                                                                       --------      -------
Outstanding at April 2, 1994  . . . . . . . . . .    10.63-15.94        168,650      335,050
  Granted . . . . . . . . . . . . . . . . . . . .     9.50                    -      132,100
  Canceled  . . . . . . . . . . . . . . . . . . .     9.50-15.30         (6,025)     (17,825)
                                                                       --------      -------
Outstanding at April 1, 1995  . . . . . . . . . .     9.50-13.81        162,625      449,325
   Granted  . . . . . . . . . . . . . . . . . . .          13.50        355,000            -
                                                                       --------      -------
Outstanding at March 30, 1996 . . . . . . . . . .     9.50-13.81        517,625      449,325
                                                                       ========      =======

Grants made prior to 1992 were under the 1987 Plan at prices equal to 85% of market value at date of grant. They are exercisable pro-rata over a four year period and expire 10 years from date of grant. At March 30, 1996, 1987 Plan options for 325,250 shares were exercisable. No further grants may be made under the 1987 Plan.

Under the 1991 Plan (as amended in May 1995) 750,000 shares of common stock, in any combination of Class A and Class B, are reserved for the grant of stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights, and/or other stock-based awards. Grants made under this plan represent non-qualified options. Substantially all grants were at market value at date of grant. They become exercisable pro-rata over a four year period beginning one year from date of grant. At March 30, 1996, 190,475 shares were exercisable.

Under an expired 1980 plan, options were exercised at $8.28 per share as follows: 1994 - 36,876 Class A and 31,813 Class B shares; 1993 - 11,250 Class A and 7,875 Class B shares; 1992 - 4,187 Class A and 12,624 Class B shares. The Company presently holds notes receivable totaling $306 thousand from four employees of the Company. The notes arose when the Company loaned the employees money to exercise the stock options mentioned above. The notes bear interest at 6% per annum, are due on May 28, 1997, and are collateralized by the shares. The amount of the receivable is shown on the balance sheet as a reduction of equity.

At the 1992 Annual Meeting, shareholders approved the 1992 Stock Option Plan for Outside Directors under which 50,000 shares of Class B Common Stock were reserved for the grant of stock options and restricted stock to non-employee directors. Options were granted for 4,500 shares on August 4, 1992 $(15.50 per share), 3,000 shares on August 3, 1993 $(11.75 per share), 1,500 shares on August 4, 1994 $(10.38 per share), and 4,500 shares on August 1, 1995 $(12.25)
per share). Options were granted at fair market value at date of grant. The options become exercisable and restrictions lapse in equal installments, on the date of each of the two Annual Meetings following the date of grant. Additionally, 3,000 shares of restricted stock have been issued.

As of March 30, 1996, a total of 1,290,323 shares of Class B Common Stock is reserved for conversion of debentures, 108,300 shares in any combination of Class A and Class B are reserved for future awards under the 1991 Plan, and 33,500 shares of Class B are reserved under the Stock Option Plan for Outside Directors.

CHANGES IN SHARES OUTSTANDING
Changes in shares issued and treasury shares during the three years ended March 30, 1996, were as follow:

Issued shares:                                     Class A       Class B
                                                   -------       -------
Balance at March 27, 1993 . . . . . . . . . . .   4,695,253     5,195,258
  Public offering . . . . . . . . . . . . . . .           -        69,900
                                                  ---------     ---------
Balance at April 2, 1994, April 1, 1995
  and March 30, 1996  . . . . . . . . . . . . .   4,695,253     5,265,158
                                                  ---------     ---------
Treasury shares:
Balance at March 27, 1993 . . . . . . . . . . .     799,531       787,567
  Exercise of stock options . . . . . . . . . .    (36,876)      (31,813)
                                                  ---------     ---------
Balance at April 2, 1994  . . . . . . . . . . .     762,655       755,754
  Acquisition of shares . . . . . . . . . . . .      54,875        70,550
  Issuance of shares -
    Crystal Catering acquisition  . . . . . . .           -      (97,810)
                                                  ---------     ---------
Balance at April 1, 1995  . . . . . . . . . . .     817,530       728,494
    Acquisition of shares . . . . . . . . . . .      27,025        35,225
  Issuance of shares -
   Martz & Associates acquisition . . . . . . .           -      (43,416)
                                                  ---------     ---------
Balance at March 30, 1996 . . . . . . . . . . .     844,555       720,303
                                                  ---------     ---------
Net outstanding at March 30, 1996 . . . . . . .   3,850,698     4,544,855
                                                  =========     =========

MARSH EQUITY OWNERSHIP PLAN
The Marsh Equity Ownership Plan is an employee stock ownership plan in which retail and administrative employees, meeting minimum age and service requirements, participate. In 1988 and 1987, the Company sold 238,508 shares of common stock to the plan, for a total of $2.7 million. In connection therewith, the Company re-loaned to the plan such portion of a bank loan, and undertook to make future contributions to the plan sufficient to enable it to meet its debt service requirements. The $2.7 million cost was amortized to expense over a period that ended in 1994.

SHAREHOLDER RIGHTS PLAN
Under the 1989 Shareholder Rights Plan, preferred stock purchase rights ("Rights") were distributed as a dividend at the rate of one Right for each common share held. Each Right entitles a shareholder to buy one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock of the Company at an exercise price of $65. The Rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of either class of the Company's common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 20% or more of either class of the Company's common stock. If any person becomes the beneficial owner of 20% or more of either class of the Company's common stock, or if a 20% or more shareholder engages in certain self-dealing transactions or a merger transaction with the Company in which the Company is the surviving corporation and its common shares are not changed or converted, then each Right not owned by such person or related parties will entitle its holder to purchase, at the Right's then-current exercise price, shares of common stock (or, in certain circumstances as determined by the Board, cash, property or other securities of the Company) having a value of twice the Right's exercise price. In addition, if the Company is involved in a merger or other business combination transaction with another person in which its common stock is changed or converted, or sells 50% or more of its assets or earning power to another person, each Right will entitle its holder to purchase, at the Right's then-current exercise price, common shares of such other person having a value of twice the Right's exercise price. The Company will generally be entitled to redeem the rights at $.01 per Right, at any time until the 15th day following public announcement that a 20% position has been acquired. The Rights expire on July 31, 1999.

NOTE I -- ACQUISITIONS
On January 1, 1995, the Company purchased the assets of the Crystal Catering and affiliated companies, the largest caterer in Indianapolis. The purchase price of $4.8 million included; (i) $2.4 million cash, (ii) a $1.4 million note payable to Crystal, and (iii) issuance of 97,810 shares of Class B Common Stock, valued at $1.0 million. An additional $900 thousand adjustment is contingent on the cumulative performance of the catering division in achieving specified profitability levels for 1996, 1997 and 1998. In the event the contingent payment is earned, it will be treated as a purchase price adjustment and recorded when earned. Goodwill, resulting from this acquisition in the amount of $4.0 million, is being amortized using the straight-line method over a twenty year life.

On May 1, 1995, the Company purchased the assets of Martz & Associates Food Services, Inc., an Indianapolis vending and cafeteria management services firm. The purchase price included $1.0 million cash and 43,416 shares of Class B Common Stock, valued at $456,000. Goodwill, resulting from this acquisition in the amount of $568,000, is being amortized using the straight-line method over a twenty year life.

SHAREHOLDER INFORMATION

STOCK LISTING
At March 30, 1996, there were 3,534 record holders of Class A Common Stock and 3,809 record holders of Class B Common Stock (a composite total of 4,104 holders of Marsh common stock).

Both classes of common stock trade on the NASDAQ National Market System under the symbols MARSA (Class A Common Stock) and MARSB (Class B Common Stock). As of March 30, 1996, the following firms acted as market makers:

A. G. Edwards & Sons, Inc.
City Securities Corporation
Everen Securities
Goldman, Sachs & Co.
Herzog, Heine, Geduld, Inc.
Howard, Weil, Labouisse, Friedrichs, Inc.
J.J.B. Hilliard, W.L. Lyons, Inc.
Mayer & Schweitzer, Inc.
McDonald & Co. Securities, Inc.
Natcity Investments, Inc.
Robinson Humphrey Co., Inc.
Sherwood Securities Corp.
Troster Singer Corp.

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

Financial releases may also be accessed in the following ways 24 hours a day, seven days a week:

  1. Via the Internet World Wide Web.
     Connect to: http://www.cfonews.com.
  2. Direct dia by modem.
     Dial to 718-279-3590 (8N1) and follow the prompts. When asked for the name or ticker symbol of a company, type MARSH or MARS.

ANNUAL MEETING OF  SHAREHOLDERS
The Annual Meeting of Shareholders will be held at 10:00 A.M., Tuesday, August 6, 1996, at the Company's principal executive offices at 9800 Crosspoint Boulevard, Indianapolis, Indiana.

BOARD OF DIRECTORS

DON E. MARSH                      J. MICHAEL BLAKLEY                         JAMES K. RISK III
Chairman of the Board,            Chairman of  the Board and                 President and Chief Executive Officer,
President and Chief               Chief Executive Officer,                   Kirby Risk Supply Co., Inc.
Executive Officer                 The Blakley Corporation                    Lafayette, Indiana
                                  Indianapolis, Indiana

GARNET R. MARSH                   JACK E. BUCKLES                            K. CLAY SMITH
Widow of Ermal W. Marsh,          Partner, Beasley Gilkison                  President and Chief Executive Officer,
Founder of the Corporation        Retherford Buckles & Clark                 Underwood Machinery Transport Company, Inc.
Muncie, Indiana                   Muncie, Indiana                            Indianapolis, Indiana

C. ALAN MARSH                     CHARLES R. CLARK                           DURWARD S. DOYLE
Vice Chairman of the Board        Partner, Beasley Gilkison                  Retired (Honorary)
and Senior Vice President-        Retherford Buckles & Clark
Corporate Development             Muncie, Indiana

WILLIAM L. MARSH                  STEPHEN M. HUSE                            WILLIAM P. GIVENS
Vice President-General Manager,   President and Chief Executive Officer,     Retired (Honorary)
Property Management               Huse Food Group, Incorporated              Chairman of the Board
                                  Bloomington, Indiana


=======================================================================================================================

CORPORATE OFFICERS

DON E. MARSH                      P. LAWRENCE BUTT                           DAVID M. REDDEN
Chairman of the Board,            Vice President,                            President and Chief Operating Officer,
President and Chief               Counsel and Secretary                      Village Pantry Division
Executive Officer

C. ALAN MARSH                     DOUGLAS W. DOUGHERTY                       RONALD P. STOLZ
Vice Chairman of the Board        Vice President, Chief Financial            Vice President-
and Senior Vice President-        Officer and Treasurer                      External Services
Corporate Development

BRUCE A. BAIN                     LENNIE D. HAYES                            THEODORE R. VARNER
Vice President-                   Vice President-                            President and Chief Operating Officer,
Human Resources                   Real Estate                                Convenience Store
                                                                             Distributing Company Division

JACK J. BAYT                      WILLIAM L. MARSH                           RONALD R. WALICKI
President and Chief Operating     Vice President-General Manager,            President and Chief Operating Officer,
Officer,                          Property Management                        Supermarket Division
Catering Division

DEMETRIO P. BAYT                  THOMAS V. PARKER                           MICHAEL D. CASTLEBERRY
Executive Vice President,         Vice President-                            Assistant Treasurer
Catering Division                 Loss Prevention

FRANK J. BRYJA                                                               LOIS A. GROSS
Vice President-                                                              Assistant Secretary
Merchandising
