Form 10-K, Exhibit 13
period 1997-03-29
MARSH SUPERMARKETS INC
filed 1997-06-27
CIK 62737

                                                                      EXHIBIT 13

SELECTED FINANCIAL DATA (in thousands, except per share amounts)


                                                   March 29,          March 30,         April 1,          April 2,      March 27,
As of and for the year ended                         1997                1996             1995              1994           1993
------------------------------------------------------------------------------------------------------------------------------------
Sales and other revenues .......................   $ 1,451,730        $1,390,543        $1,303,261        $1,263,191     $1,170,398
Income (loss) before income taxes and changes
 in accounting principles.......................     (     249)           14,284            12,790            13,517         15,569
Income (loss) before cumulative effect of
 changes in accounting principles...............     (     244)            9,033             8,573             8,526          9,828
Cumulative effect of accounting changes.........             -                 -                 -             1,941              -
                                                   -----------       -----------        ----------        ----------     ----------
Net Income (loss)...............................   $ (     244)(a)   $     9,033        $    8,573        $   10,467     $    9,828
                                                   ===========       ===========        ==========        ==========     ==========

Income (loss) per share before cumulative effect
  of changes in accounting principles
  Primary.......................................   $      (.03)      $      1.07        $     1.02        $     1.01     $     1.24
  Fully diluted (b).............................          (.03)             1.02               .98               .97           1.23

Net income (loss) per share
  Primary.......................................   $      (.03)      $      1.07        $     1.02        $     1.24     $     1.24
  Fully diluted (b).............................          (.03)             1.02               .98              1.17           1.23


Dividends declared per share....................   $       .44       $       .44        $      .44        $      .44     $      .44

Total assets....................................   $   395,631       $   387,294        $  378,471        $  375,683     $  352,511
Long-term liabilities...........................       145,429           135,066           143,102           148,818        155,444
Total shareholders' equity......................       115,448           118,158           114,314           109,794        101,539

a) Reflects a $4.6 million after tax charge resulting from the adoption of Statement of Financial Accounting Standards (FAS) 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," a $1.6 million after tax charge resulting from the decision to curtail the accrual of benefits under the Company's qualified defined benefit pension plan, and various other charges not normally recurring.

b) Earnings (loss) per share reflect dilutive options and convertible debentures issued in March 1993.

SELECTED QUARTERLY FINANCIAL DATA (unaudited)
(in thousands, except per share amounts)


                                             ------------------------------------------   -----------------------------------------
                                                              1997                                          1996
                                             Fourth       Third     Second      First      Fourth      Third     Second      First
                                             ------------------------------------------   -----------------------------------------
Sales and other revenues..................   $328,671   $338,116   $449,099   $335,844    $316,022    $329,275   $425,781  $319,465
Gross profit..............................     82,565     82,153    109,180     81,246      79,884      79,685    105,037    78,744
Selling, general and administrative.......     71,063     71,391     95,444     80,736      69,391      69,202     91,891    66,538
Depreciation and amortization.............      4,571      4,461      5,633      9,064       4,488       4,456      5,779     4,234
                                             --------   --------   --------   --------    --------    --------   --------  --------
Operating profit(loss)....................      6,931      6,301      8,103    ( 8,554)      6,005       6,027      7,367     7,972
Interest and debt expense amortization....      3,200      2,992      3,824      3,014       3,084       3,099      3,854     3,050
                                             --------   --------   --------   --------    --------    --------   --------  --------
Income (loss)
  before income tax provision.............      3,731      3,309      4,279    (11,568)      2,921       2,928      3,513     4,922
Income taxes (credit).....................      1,608      1,303      1,540     (4,456)      1,067       1,115      1,282     1,787
                                             --------   --------   --------   --------    --------    --------   --------  --------
Net income (loss).........................   $  2,123   $  2,006   $  2,739   $ (7,112)   $  1,854    $  1,813   $  2,231  $  3,135
                                             ========   ========   ========   ========    ========    ========   ========  ========

Net income (loss) per share -
Per primary share outstanding.............     $  .25    $   .24     $  .33     $ (.85)(a)  $  .22      $  .21     $  .26    $  .37
Assuming full dilution....................        .25        .23        .31       (.85)(a)     .21         .21        .26       .34

Common stock prices:
  Class A-      High......................     $15.25    $ 14.37     $12.25     $13.00      $14.12      $14.00     $15.75    $12.00
                Low.......................      12.25      10.75      11.25      11.50       11.75       11.75      11.50      9.75

  Class B-      High......................      14.37      11.75      11.75      13.12       13.75       13.25      14.00     11.00
                Low.......................      11.62       9.75       9.75      11.50       12.00       10.75      10.50      9.25


Cash Dividend:  Class A...................     $  .11    $   .11     $  .11     $  .11      $  .11      $  .11     $  .11    $  .11
                Class B...................        .11        .11        .11        .11         .11         .11        .11       .11

Cash dividends have been paid on the common stock during each quarter of the past 37 years.

(a) Adjusted to exclude the effects of antidilution of $.03 and $.13 per share for primary and fully diluted calculations, respectively.

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

Unusual or infrequently occurring items recognized in net income in the quarterly results are as follows:
   Fourth quarter 1997:   Income per fully diluted share increased $.10 from the
                          sale of a closed supermarket.
   First quarter 1997:    Loss per fully diluted share included $.47 from
                          reducing the carrying amounts of impaired assets and
                          $.15 from curtailment of the defined benefit pension
                          plan.
   Fourth quarter 1996:   Income per fully diluted share increased $.14 from
                          sales of surplus real estate.
   Second quarter 1996:   Income per fully diluted share increased $.03 from
                          sales of surplus real estate.
   First quarter 1996:    Income per fully diluted share increased $.02 from
                          sales of surplus real estate.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


Results of Operations
The following discussion includes certain forward-looking statements. Actual results could differ materially from those reflected by the forward-looking statements in the discussion, and a number of factors could adversely affect future results, liquidity and capital resources. These factors include softness in the general retail food industry, the entry of new competitive stores in the Company's market, the stability of distribution incentives from suppliers, the level of discounting by competitors, the timely and on-budget completion of store construction, expansion conversion and remodeling, the level of margins achievable in the Company's operating divisions and their ability to minimize operating expenses. Although management believes it has the business strategy and resources needed for improved operations, future revenue and margin trends cannot be reliably predicted.

The following table sets forth certain income statement components, expressed as a percentage of sales and other revenues, and the year to year percentage changes in such components:


                                                       Percentage of Revenues
                                                             Year Ended                          Percentage Change
                                                    ------------------------------               -----------------
                                                    March 29,  March 30,  April 1,                1997        1996
                                                      1997       1996       1995                vs. 1996    vs. 1995
                                                      ----       ----       ----                --------    --------
Sales and other revenues....................         100.0%     100.0%     100.0%                 4.4%        6.7%
Gross profit................................          24.5       24.7       24.0                  3.4         9.6
Selling, general and administrative.........          21.9       21.4       20.6                  7.3        10.6
Depreciation and amortization...............           1.6        1.4        1.4                 25.2         2.6
Operating profit............................           0.9        2.0        2.0               ( 53.3)        4.9
Interest and debt amortization expense......           0.9        0.9        1.0               (  0.4)      ( 1.5)
Income (loss) before income taxes...........           0.0        1.0        1.0               (101.7)       11.7
Income taxes................................           0.0        0.4        0.3               (100.1)       24.5
Net income (loss)...........................           0.0        0.6        0.7               (102.8)        5.4
                                                     =====      =====      =====

Sales and Other Revenues
Consolidated sales and other revenues of $1,451.7 million increased $61.2 million, or 4.4%, in 1997 from 1996. Consolidated sales and other revenues for 1997 include gains from sales of real estate of $1.8 million, compared to $2.8 million from sales of real estate in 1996. Supermarket convenience stores (Village Pantry), convenience wholesale (CSDC), and food service (Crystal Food Services) revenues accounted for 69%, 13%, 17%, an 1%, respectively, of consolidated revenues. Approximately $20.1 million of the increase was from supermarkets, $9.5 million from Village Pantry, $28.6 million from CSDC, and $4.9 million from Crystal Food Services. Retail sales (excluding fuel sales) increased 2.3%. Sales in comparable stores (including replacement supermarkets and convenience stores and format conversions) in 1997 increased .8% from 1996. Low rates of food price inflation and competitive activity constrained comparable stores sales growth. The revenue increase in supermarkets was due principally to new stores opened since July 1995. The increase in Village Pantry revenues was primarily in stores open both full years. The increase in CSDC resulted from the addition of new customers and volume increases from existing customers. At the end of 1997, CSDC served 1,400 non-related stores, compared to 1,360 at the end of 1996. The increase in Crystal Food Services sales and other revenues is attributable to the addition of two major venues and five lesser venues, as well as increases at existing service sites.

In 1996, revenues increased $87.3 million, or 6.7%, from 1995. Supermarket, Village Pantry, CSDC and Crystal Food Services revenues accounted for 71%, 13%, 15% and 1%, respectively, of 1996 consolidated revenues. The supermarket, Village Pantry, CSDC and Crystal Food Services operation increased revenues compared to 1995 by $45.5 million, $3.6 million, $22.0 million and $14.5 million, respectively. The revenue increases in supermarkets and Village Pantry were due principally to stores opened in 1996. CSDC sales increased due to new customers and volume increases from existing customers. The increase in food service sales and other revenues was attributable to the acquisitions of Crystal Catering in January 1995, and Martz & Associates Food Services, Inc. in May 1995. Excluding fuel sales, retail sales in comparable stores improved 1.1% in 1996 from 1995.

Comparable store sales in the fourth quarter of 1997 improved 2.1% over the same quarter of 1996, the best quarterly performance of this measure in three years. With the pace of new competitive openings slowing, the Company believes that current marketing and merchandising programs are positioned to achieve improvement in the comparable store sales trend.

Gross Profit
Gross Profit is net of warehousing, transportation and promotional expenses.
In 1997, gross profit of $355.1 million increased $11.8 million, or 3.4%, compared to 1996. The increase was primarily attributable to improvements of $7.6 million in supermarkets, $1.4 million in Village Pantry, $287,000 in CSDC and $3.6 million in Crystal Food Services. Expressed as a percentage of revenues, consolidated gross profit was 24.5% in 1997, a decrease of 0.2% from 24.7% in 1996. The decrease was primarily due to increases in fuel sales of Village Pantry and wholesale sales of CSDC, which have gross profit margins significantly lower than the average of the Company's other operations. Supermarket and Crystal Food Services margin percent to sales improved in 1997, while Village Pantry and CSDC margin percent to sales declined slightly, due to higher sales of fuel and cigarettes, respectively, at margin rates lower than food products.

In 1996, consolidated gross profit increased $30.1 million, or 9.6%, from the previous year. Expressed as a percentage of revenues, consolidated gross profit was 24.7% in 1996 and 24.0% in 1995. The 0.7% improvement was primarily attributable to a five-fold increase in sales of the Crystal Food Services, related to the aforementioned acquisitions, which have gross profit margins significantly higher than the average of the Company's other operations. The Crystal Food Services increase was accompanied by improvements in supermarket and CSDC margins. Gains in these margins more than offset a decline in Village Pantry, resulting from a disproportionate increase in fuel sales, which have a lower margin rate than food products, accompanied by decreased fuel margins in the second half of 1996.

Selling, General and Administrative Expenses
Selling, general and administrative expenses in 1997, compared to 1996, increased $21.6 million, or 7.3%, to $318.6 million. Expressed as a percentage of revenues, selling, general and administrative expenses increased 0.5% to 21.9% in 1997 from 21.4% in 1996. This compared to a 0.8% increase in 1996 from 1995. The increased expenses were primarily attributable to increases of $17.1 million in supermarkets, $1.9 million in Village Pantry and $3.2 million in Crystal Food Services. The increase in supermarkets was primarily attributable to selling expenses in stores opened since July 1995 and charges not normally recurring, including: $2.6 million in charges related to future lease obligations and the write-down of land values for stores impaired due to competitive openings since May 1994; $2.4 million from the decision to curtail the accrual of benefits under the Company's qualified defined benefit pension plan; $1.3 million for reorganization expenses primarily related to personnel expenses for recruiting and relocation, as well as expenses related to internal management, and $1.5 million primarily related to adjustments in merchandising allowances and payments to employees in lieu of wage increases. The reorganization expenses were designed to make the Company more merchandising focused and to improve further the Company's prepared foods programs.

Wages in identical stores increased 2.1% from 1996, following a 1.6% increase in 1996 from 1995. A tight labor market resulted in a shift to more full-time employees, wage increases and increased overtime. Retailers generally offset wage increases with higher gross margin rates, higher same store sales, and productivity gains. The Company expects a tight labor market to continue, but implemented labor productivity changes in 1997 aimed at reducing the recent increases in wage costs, while continuing to maintain high customer service levels. The Company also expects improvements in gross margin rates and same store sales, further offsetting wage cost increases.

Selling, general and administrative expenses in 1996, compared to 1995, increased $28.4 million, or 10.6%, to $297.0 million. The increased expenses were primarily attributable to increases of $18.0 million in supermarkets, $2.0 million in Village Pantry and $8.9 million in Crystal Food Services. The increase in supermarkets resulted primarily from increases in occupancy expenses related to stores opened during 1995 an 1996, retail wages and related expenses, and advertising and promotional expenses.

Depreciation and Amortization Expense
Depreciation and amortization expense increased $4.8 million from 1996 to $23.7 million in 1997, and included $4.9 million in FAS 121 charges primarily related to the adjusted of building and equipment carrying costs of eight supermarkets and twelve convenience stores. Depreciation an amortization expense for 1996 increased $481,000 from 1995 due primarily to opening new stores. Expressed as a percentage of revenues, depreciation and amortization expense was 1.6% for 1997, compared to 1.4% for both 1996 and 1995.

Operating Profit
Operating profit (earnings from continuing operations before interest and taxes) was $12.8 million, or 0.9% of consolidated revenues for 1997, compared to $27.4 million, or 2.0%, in 1996. The gross profit increase of $11.8 million was more than offset by increases of $21.6 million in selling, general and administrative expenses and $4.8 million in depreciation and amortization expense. Operating expenses were impacted by the FAS 121 and other charges not normally recurring, as previously discussed.

As a percentage of revenues, operating profit was 2.0% in 1996 and 1995. Operating profit increased 4.9% in 1996 from 1995 as improved gross profit exceeded increases in operating expenses.

After year end, the Company restructured its retail operating units to compete more effectively in the capital markets and reduced certain expenses approximating $3.0 million annually.

Interest Expense
Interest expense was $13.0 million in 1997, compared to $13.1 million in 1996. Lower debt interest costs were essentially offset by a lower level of capitalized construction interest. Interest expense in 1996 decreased $205,000 as a result of lower debt principal amounts and an increased level of capitalized construction interest.

Income Taxes
The effective income tax rate for 1997 is not meaningful; the effective income tax rate was 36.8% in 1996 and 33.0% in 1995. Income tax expense/(credit) was ($5,000) in 1997, $5.3 million in 1996 and $4.2 million in 1995. The 1997 decrease in tax expense was essentially due to lower pre-tax earnings. The 1996 effective rate increase resulted from a dramatic decrease in Targeted Jobs Tax Credits and a decreased level of charitable donations as compared to 1995. The benefit of Targeted Jobs Tax Credits was significantly less in 1996, since the credit expired for employees hired after December 31, 1994.

Net Income (Loss)
Net loss for 1997 was $244,000, compared to net income of $9.0 million, or 0.6% of revenues, for 1996. Supermarket and Village Pantry net income declined as a result of the FAS 121 charges and other charges not normally recurring, taken in 1997. Net income improved in Crystal Food Services, but declined slightly in CSDC.

Net income for 1996 of $9.0 million improved from $8.6 million in 1995. Fiscal 1996 benefited from the sale of surplus real estate and marketable securities and a favorable LIFO adjustment. Supermarket and Village Pantry earnings were lower than the prior year, while CSDC and Crystal Food Services increased.

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

Capital Expenditures
Capital expenditures and major capital projects completed during the last three years consisted of:


                                               1997         1996    1995
                                               ----         ----    ----
Capital expenditures (millions)..........     $33.6        $22.7   $30.6
                                               ====         ====    ====
Supermarkets
  New/acquired stores....................       1            3       1
  Closed stores..........................       3            1       0
  Major remodels/expansions..............       0            5       0
Convenience stores
  New/acquired stores....................       3            1       5
  Closed stores..........................       2            1       1

All years include land acquisitions for future store development.

During 1997, the Company opened the following stores:

                                   SQUARE
TYPE/CATEGORY                       FEET                 LOCATION                     OPENED
-------------                      ------                --------                     ------
Supermarket Replacement           65,000                 Muncie, IN                  Nov. 8, 1996
LoBill      Conversion            32,000                 Indianapolis, IN            Apr. 1, 1996
LoBill      Conversion            22,000                 Portland, IN               Jul. 26, 1996
LoBill      Conversion            17,000                 Union City, OH             Jul. 26, 1996
LoBill      Conversion            22,000                 Indianapolis, IN           Sep. 26, 1996
Convenience New                    4,500                 Cambridge City, IN         Jun. 13, 1996
Convenience New                    4,500                 Albany, IN                 Jul. 11, 1996
Convenience New                    4,500                 Frankfort, IN              Oct. 25, 1996


Subsequent to March 29, 1997, the Company acquired a new LoBill store in Hamilton, Ohio and completed the conversion of a Marsh supermarket to the LoBill format in Connersville, Indiana. The acquisition and conversion were completed with both stores opening in April 1997.

During 1996, the Company opened the following stores:

                                SQUARE
TYPE/CATEGORY                    FEET                        LOCATION                      OPENED
-------------                   ------                       --------                      ------
Superstore    New               81,000                       Lafayette, IN             July 25, 1995
Supermarket   Replacement       60,000                       Muncie, IN                 Aug. 3, 1995
Supermarket   New               57,000                       Indianapolis, IN           Nov. 3, 1995
LoBill        Conversion        26,000                       Anderson, IN               Apr. 6, 1995
LoBill        Conversion        27,000                       Muncie, IN                 Apr. 6, 1995
LoBill        Conversion        39,000                       Anderson, IN                May 1, 1995
LoBill        Conversion        22,000                       Indianapolis, IN          Sep. 26, 1995
Convenience   New                4,600                       Muncie, IN                Jun. 29, 1995

In addition to these projects, the Company increased the perishable warehouse facility square footage in Yorktown, Indiana in 1997 to 191,000 square feet from 124,000 square feet and constructed a central kitchen in an existing storeroom in Noblesville, Indiana. In 1996, the Company purchased the assets of Martz & Associates Food Services, Inc. for $1.0 million in cash and the issuance of 43,416 shares of Class B Common Stock. In 1995, the Company purchased the assets of Crystal Catering, the largest caterer in Indianapolis, and its affiliated companies for $4.8 million. An additional $900,000 of purchase price is contingent upon the cumulative performance of Crystal Food Services for 1996 through 1998.

For 1998, the Company plans to open one new Marsh supermarket which is a replacement store, remodel two Marsh supermarkets, open three new convenience stores and acquire several sites for future development. Additionally, the Company plans to upgrade supermarket front end systems and scale equipment, and begin to implement new inventory procurement/distribution software. Also, in 1998, additional Village Pantry stores will be converted to the Shell brand, with Shell Oil providing the capital for upgrading existing fuel operations at theses stores. The cost of these projects and other capital commitments is estimated to be $30 to $35 million. Of this amount, the company plans to fund $10 million through equipment leasing, and believes it can finance the balance with current cash balances and internally generated funds.

The Company's plans with respect to store construction, expansion, conversion and remodeling may be revised in light of changing conditions, such as competitive influences.

its ability to successfully negotiate site acquisitions or leases, zoning limitations and other governmental regulations. The timing of projects is subject to normal construction and other delays. It is possible that projects described above may not commence, others may be added, and a portion of planned expenditures with respect to projects commenced during the current fiscal year may carry over to the subsequent fiscal year.

Liquidity and Capital Resources
As presented in the Consolidated Statements of Cash Flows, net cash provided by operating activities during 1997 was $30.4 million. This was a $3.3 million, or 12.2%, increase from the $27.1 million reported for 1996. The most significant changes in working capital were a $1.8 million increase in accounts receivable, a $1.5 million decrease in inventory and a $5.9 million increase in accounts payable and accrued expenses. The increase in accounts receivable is largely attributable to increased sales by CSDC to credit customers. The inventory decrease is attributable to reduced carrying levels of cigarettes. The increase in accounts payable and accrued expenses is attributable to increases in accrued wages and fringe benefits, merchandising promotional costs, workers compensation reserves and other accrued expenses.

For 1997, investing activities consisted of $29.8 million in expenditures for acquisition of property, equipment and land for expansion, net of dispositions, and $3.4 million in other investing activities (primarily acquisition of rental video tapes to be amortized over two years). The Company's capital requirements are traditionally financed through internally generated funds, long-term borrowings and lease financings, including capital and operating leases. The Company anticipates continued access to such financing sources.

The $4.2 million decrease in notes payable to banks from March 30, 1996 to March 29, 1997, was offset by increased borrowing under revolving credit agreements, reported as long-term debt.

At March 29, 1997, the Company's long-term debt and capital lease obligations amounted to $145.4 million, compared to $135.1 million at March 30, 1996. Of the total long-term debt and capital lease obligations at March 29, 1997, 85% are at fixed rates of interest averaging 8.7%, and 15% are at fluctuating rates of interest averaging 5.8%.

Bank revolving credit agreements provide $40 million of financing, of which $20 million was utilized at March 29, 1997. Commitments for short-term bank borrowings provide an additional $15 million. At March 29, 1997, $10.8 million was outstanding on short-term bank borrowings.

The Company's senior note agreements prohibit additional long-term borrowings if the Company's total long-term liabilities, including capital lease obligations, would exceed 60% of the Company's consolidated net tangible assets. The most restrictive of these agreements limit additional long-term borrowings to approximately $25 million as of March 29, 1997. The senior note agreements also prohibit the Company from entering into any operating leases having an original term greater than three years, unless consolidated income available for fixed charges, as defined in the agreements, exceeds 150% of the current four year average of fixed charges in three of the four most recently completed fiscal years. As of March 29, 1997, fixed charges exceeded 150% of consolidated income available for fixed charges in two of the four most recently completed fiscal years. Accordingly, the Company will not be able to enter into any lease with a term in excess of three years in 1998.

The Company continually reviews its financing alternatives and may seek to raise additional capital or seek to refinance its existing indebtedness through public or private offerings of equity or debt

Accounting Pronouncements
The Company adopted Statement of Financial Accounting Standards (FAS) 121, "Accounting for the Impairment Of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," in the first quarter of 1997. The statement establishes accounting standards for recognizing and measuring the impairment of long-lived assets, and requires the carrying amount of any impaired assets be reduced to fair value. The adoption of this standard resulted in a charge to earnings of $4.6 million, net of tax, in the first quarter of 1997, and is more fully discussed in Note A to the consolidated financial statements. The Company expects prospective earnings to improve approximately $900,000 annually ($565,000 after tax, or $.06 per fully diluted share) as a result of adopting FAS 121.

In October 1995, FAS 123 "Accounting for Stock Based Compensation" was issued. This statement defines a fair value based method of accounting for stock and stock options issued to compensate employees and others. However, FAS 123 allows companies to continue using existing methods for recognizing the expense of these plans if they provide pro forma disclosures in the financial statements and earnings per share using the fair value method prescribed in the statement. The Company intends to follow the current accounting approach and the prescribed disclosures are included in Note H to the consolidated financial statements. FAS 123 has no impact on the Company's 1997 consolidated financial position or results of operations.

In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share," which is required to be adopted for both interim and annual financial statements ending after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact of FAS 128 on the calculation of both primary and fully diluted earnings per share for fiscal years 1997 and 1996 is not expected to be material.

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

YEAR ENDED                                                   March 29, 1997             March 30, 1996            April 1, 1995
------------------------------------------------------------------------------------------------------------------------------------
Sales and other revenues..............................       $  1,451,730                $1,390,543                $1,303,261
Cost of merchandise sold, including warehousing and
  transportation......................................          1,096,586                 1,047,193                   990,037
                                                             ------------                ----------                ----------
Gross profit..........................................            355,144                   343,350                   313,224
Selling, general and administrative...................            318,634                   297,022                   268,666
Depreciation and amortization.........................             23,729                    18,957                    18,476
                                                             ------------                ----------                ----------
Operating profit......................................             12,781                    27,371                    26,082
Interest and debt expense amortization - Note C.......             13,030                    13,087                    13,292
                                                             ------------                ----------                ----------
Income (loss) before income taxes.....................        (       249)                   14,284                    12,790

Income taxes (credit) - Note G........................        (         5)                    5,251                     4,217
                                                             ------------                ----------                ----------
   NET INCOME (LOSS)..................................       $(       244)               $    9,033                $    8,573
                                                             ============                ==========                ==========

EARNINGS (LOSS) PER SHARE:
  Primary.............................................       $    (   .03)               $     1.07                $     1.02
                                                             ============                ==========                ==========
  Fully diluted.......................................       $    (   .03)               $     1.02                       .98
                                                             ============                ==========                ==========
DIVIDENDS PER SHARE...................................       $        .44                $      .44                $      .44
                                                             ============                ==========                ==========

-------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS (in thousands)

                                                              MARCH 29,   MARCH 30,
                                                                1997        1996
                                                              ---------   ---------
ASSETS
Current Assets
  Cash and equivalents......................................  $ 12,529    $ 12,822
  Accounts receivable, less allowances of $848 in 1997, and
     $970 in 1996...........................................    25,634      23,790
  Inventories -- Note B.....................................    88,262      89,746
  Prepaid expenses..........................................     5,362       4,764
  Recoverable income taxes..................................       941         361
  Deferred income taxes -- Note G...........................       650       1,510
                                                              --------    --------
          TOTAL CURRENT ASSETS..............................   133,378     132,993
Property and Equipment -- Note C
  Land......................................................    48,565      44,311
  Buildings.................................................   144,201     134,107
  Fixtures and equipment....................................   103,220     100,469
  Leasehold improvements....................................    47,910      46,670
  Construction in progress..................................     2,430       5,912
  Property under capital leases.............................     9,214      13,014
                                                              --------    --------
                                                               355,540     344,483
  Allowances for depreciation and amortization..............   122,859     114,552
                                                              --------    --------
          TOTAL PROPERTY AND EQUIPMENT......................   232,681     229,931
Other assets................................................    29,572      24,370
                                                              --------    --------
                                                              $395,631    $387,294
                                                              ========    ========

See Notes to Consolidated Financial Statements.

                                                                MARCH 29,        MARCH 30,
                                                                   1997             1996
                                                              --------------   --------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Notes payable to banks....................................     $ 10,755         $ 15,000
  Accounts payable..........................................       54,132           54,629
  Employee compensation and other liabilities...............       11,957           10,329
  State and local taxes.....................................       10,786           10,579
  Other accounts payable and accrued expenses...............       18,474           15,923
  Dividends payable.........................................          923              924
  Current maturities of long-term liabilities...............        7,097            7,022
                                                                 --------         --------
          TOTAL CURRENT LIABILITIES.........................      114,124          114,406
Long-term Liabilities
  Long-term debt -- Note C..................................      141,264          129,854
  Capital lease obligations -- Note D.......................        4,165            5,212
                                                                 --------         --------
          TOTAL LONG-TERM LIABILITIES.......................      145,429          135,066
Deferred Items
  Income taxes -- Note G....................................        7,865            9,700
  Other.....................................................       12,765            9,964
                                                                 --------         --------
          TOTAL DEFERRED ITEMS..............................       20,630           19,664
Shareholders' Equity -- Notes C and H
  Series A Junior Participating Cumulative Preferred Stock:
     Authorized: 5,000,000 shares; Issued: None
  Class A Common Stock, no par value:
     Authorized: 15,000,000 shares; Issued: 4,695,253.......        8,552            8,552
  Class B Common Stock, no par value:
     Authorized: 15,000,000 shares; Issued: 5,265,158.......       16,232           16,232
  Retained earnings.........................................       98,474          102,414
  Cost of Common Stock in treasury
     Class A: 1997 -- 844,662; 1996 -- 844,555 shares.......       (3,977)          (3,976)
     Class B: 1997 -- 720,586; 1996 -- 720,303 shares.......       (3,511)          (3,500)
  Additional minimum pension liability......................           --           (1,258)
  Notes receivable -- stock options.........................         (322)            (306)
                                                                 --------         --------
          TOTAL SHAREHOLDERS' EQUITY........................      115,448          118,158
                                                                 --------         --------
                                                                 $395,631         $387,294
                                                                 ========         ========

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands)

                                         CLASS A   CLASS B              COST OF
                                         COMMON    COMMON    RETAINED   STOCK IN
                                          STOCK     STOCK    EARNINGS   TREASURY    OTHER     TOTAL
                                         -------   -------   --------   --------   -------   --------
Balance at April 2, 1994...............   $8,552   $15,461   $ 92,204   $(6,070)   $  (353)  $109,794
  Net income...........................                         8,573                           8,573
  Cash dividends declared..............                        (3,699)                         (3,699)
  Issuance of shares -- Crystal
     Catering acquisition..............                513                  415                   928
  Repurchase of 125,425 shares.........                                  (1,323)               (1,323)
  Other................................                                                 41         41
                                          ------   -------   --------   -------    -------   --------
Balance at April 1, 1995...............    8,552    15,974     97,078    (6,978)      (312)   114,314
  Net income...........................                         9,033                           9,033
  Cash dividends declared..............                        (3,696)                         (3,696)
  Issuance of shares -- Martz &
     Associates acquisition............                258                  198                   456
  Repurchase of 62,250 shares..........                                    (696)                 (696)
  Additional minimum pension
     liability.........................                                             (1,258)    (1,258)
  Other................................                            (1)                   6          5
                                          ------   -------   --------   -------    -------   --------
Balance at March 30, 1996..............    8,552    16,232    102,414    (7,476)    (1,564)   118,158
  Net loss.............................                          (244)                           (244)
  Cash dividends declared..............                        (3,694)                         (3,694)
  Restricted stock grant of 500
     shares............................                            (2)        2                    --
  Repurchase of 2,390 shares...........                                     (28)                  (28)
  Exercise of stock options -- 1,500
     shares............................                                      14                    14
  Minimum pension liability reversal...                                              1,258      1,258
  Other................................                                                (16)       (16)
                                          ------   -------   --------   -------    -------   --------
Balance at March 29, 1997..............   $8,552   $16,232   $ 98,474   $(7,488)   $  (322)  $115,448
                                          ======   =======   ========   =======    =======   ========

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

                                                              MARCH 29,   MARCH 30,   APRIL 1,
YEAR ENDED                                                      1997        1996        1995
----------                                                    ---------   ---------   --------
OPERATING ACTIVITIES
  Net income (loss).........................................   $  (244)    $ 9,033    $ 8,573
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation and amortization..........................    23,729      18,957     18,476
     Amortization of other assets...........................     5,343       5,488      6,408
     Increase (decrease) in deferred income taxes...........    (1,724)        219     (1,464)
     Changes in operating assets and liabilities:
       Accounts receivable..................................    (1,844)     (5,673)    (2,097)
       Inventories..........................................     1,484      (7,338)     4,358
       Prepaid expenses and recoverable income taxes........    (1,178)        916        919
       Accounts payable and accrued expenses................     5,895       5,148        414
     Other operating activities.............................    (1,069)        346       (388)
                                                               -------     -------    -------
          NET CASH PROVIDED BY OPERATING ACTIVITIES.........    30,392      27,096     35,199

INVESTING ACTIVITIES
  Acquisition of property, equipment and land held for
     expansion..............................................   (33,594)    (22,736)   (30,607)
  Disposition of property, equipment and land held for
     expansion..............................................     3,827       2,045      2,835
  Other investing activities, principally acquisition of
     rental video tapes.....................................    (3,400)     (4,397)    (6,803)
                                                               -------     -------    -------
          NET CASH USED FOR INVESTING ACTIVITIES............   (33,167)    (25,088)   (34,575)

FINANCING ACTIVITIES
  Proceeds (repayments) of short-term borrowings............    (4,245)      8,000      3,000
  Proceeds of long-term borrowings..........................    47,580      68,200     10,000
  Payments of long-term debt and capital lease
     obligations............................................   (37,141)    (76,357)   (17,345)
  Purchase of Class A and Class B Common Stock for
     treasury...............................................       (28)       (696)    (1,323)
  Cash dividends paid.......................................    (3,697)     (3,699)    (3,702)
  Other financing activities................................        13          --         --
                                                               -------     -------    -------
          NET CASH PROVIDED BY (USED FOR) FINANCING
            ACTIVITIES......................................     2,482      (4,552)    (9,370)

NET DECREASE IN CASH AND EQUIVALENTS........................      (293)     (2,544)    (8,746)
Cash and equivalents at beginning of year...................    12,822      15,366     24,112
                                                               -------     -------    -------
CASH AND EQUIVALENTS AT END OF YEAR.........................   $12,529     $12,822    $15,366
                                                               =======     =======    =======

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts or as otherwise noted)

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES
Significant accounting policies followed in preparation of the consolidated financial statements are:

FISCAL YEAR
The Company's fiscal year ends on Staturday of the thirteenth week of each calendar year. All references herein to "1997", "1996" and "1995" relate to the fiscal years ended March 29, 1997, March 30, 1996 and April 1, 1995, respectively.

BASIS OF PRESENTATION
The consolidated financial statements include the accounts of Marsh Supermarkets, Inc. and all majority-owned subsidiaries ("the Company"). Investments in partnerships are accounted for by the equity method. Significant inter-company accounts and transactions have been eliminated. The Company is principally involved in a single significant business segment, the distribution and retail sale of food and related products through supermarkets, convenience stores and food services.

USE OF ESTIMATES
Preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant estimates include allowances for doubtful accounts, provisions for self-insurance losses and income taxes. Actual results could differ from those estimates.

CASH AND EQUIVALENTS.
Cash equivalents consist of highly liquid investments with a maturity of three months or less when purchased. The carrying amount approximates fair value of these assets.

INVENTORIES
Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out ("LIFO") method for the principal components of inventories, and by the first-in, first-out ("FIFO") method for the remainder (see Note B).

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost, including a provision for capitalized interest. For financial reporting purposes, depreciation is ocmputed by the straight-line method over the estimated useful lives of the assets. For income tax purposes, accelerated methods and statutory lives are used to compute depreciation.

CAPITALIZED LEASE PROPERTY
Capitalized lease assets are amortized using the straight-line method over the term of the lease or in accordance with practices established for similar owned assets if ownership transfers to the Company at the end of the lease term. Amoritization is included with depreciation expense.

EXCISE TAXES
Sales and cost of merchandise sold include state and federal excise taxes on tobacco, gasoline and alcohol products on approximately $97 million, $91 million and $86 million in 1997, 1996 and 1995, respectively.

ADVERTISING COSTS
Advertising communication costs are expensed in the period incurred and production costs are expensed the first time the advertising is distributed. Advertising expenses in the amounts of $16.0 million, $16.6 milliuon, and $13.8 million were recorded for 1997, 1996 and 1995, respectively.

COSTS OF OPENING STORES
Non-capital expenditures associated with opening new stores are expensed as incurred.

EARNINGS PER SHARE
Earnings per share are presented on a "primary" and "fully diluted" basis. "Primary" shares are based on the weighted average number of shares of common stock outstanding and the shares equivalent effect of dilutive stock options. "Fully diluted" shares consider the dilutive effect of stock options and the conversion of convertible debentures.

INCOME TAXES
Deferred tax assets and liabilities result from differences between financial reporting and tax basis of assets and liabilities, measured using enacted tax rates and laws expected to be in effect when the differences reverse.

ACCOUNTING CHANGES
Accounting for the Impairment of Long-Lived Assets
The Company adopted FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," in the first quarter of 1997. The Statement establishes accounting standards for recognizing and measuring impairment of long-lived assets, and requires reducing the carrying amount of any impaired assets to fair value. Adoption of FAS 121 resulted in a charge to earnings of $4.6 million, net of tax, primarily related to the adjustment of building and equipment carrying costs and leases of eight supermarkets and twelve convenience stores. The Company estimated fair value based on its experience in the acquisition and disposal of similar assets. The charge is reflected in income as follows: $2.6 million ($1.6 million net of tax) in selling, general and administrative expenses, and $4.9 million ($3.0 million net of tax) in depreciation and amortization. The Company expects prospective earnings to improve approximately $900,000 annually ($565,000 after tax, or $.06 per fully diluted share) as a result of adopting FAS 121. Prior to the adoption of FAS 121, the Company reviewed assets at the marketing area level, while FAS 121 prescribes identifying the impairment of assets at the lowest level where cash flows can be measured, and accordingly, upon adoption, the Company evaluated possible impairment store-by-store.

Measurement of expected future cash flows is highly subjective, and the long-term effects of thirty-three competitive openings since 1994 were not immediately measurable, but required some passage of time before sales levels at the affected stores could be determined. The Company continues to evaluate other locations where the long-term effects of competitive openings have not been fully determined.

Accounting for Stock Base Compensation
In October 1995, FAS 123 "Accounting for Stock Based Compensation" was issued. The Statement prescribes accounting and reporting standards for all stock-based compensation plans. FAS 123 allows companies to continue using existing methods for recognizing the expense of those plans and provide pro forma disclosures in the financial statements and earnings per share using the fair value method prescribed in the statement

Earnings Per Share
In February 1997, the Financial Accounting Standards Board issued Statement 128, "Earnings per Share," which is required to be adopted for interim and annual financial statements ending after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact of FAS 128 on the calculation of primary and fully diluted earnings per share for 1997 and 1996 is not expected to be material.

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

Current environmental laws and regulations require the removal or abandonment of USTs at 20 village Pantry locations prior to December 1998. Earlier removal or abandonment is required in the event any UST fails any leak detection test,
which the Company performs at least annually.   All USTs at these locations
passed the most recent leak detection tests in calendar 1996, which results were consistent with data from the Company's established petroleum product inventory control program.

The Company is aware of the existence of petroleum contamination at twenty-one Village Pantry locations and has commenced remediation at each of these sites. The cost of remediation varies significantly depending on the extent, source and location of the contamination, geological and hydrological conditions and other factors. The cost to remove or abandon the remaining USTs and to remediate known contamination at those locations has been estimated at approximately $849,000. The Company has charged this amount to earnings.

The Company currently estimates the maximum aggregate cost remaining to be incurred in connection with compliance with existing environmental laws and regulations applicable to owners and operators of USTs will not exceed approximately $1 1 million through December 1998

RECLASSIFICATIONS
Certain items in the 1996 and 1995 consolidated financial statements were reclassified to conform with the presentation used in 1997.

NOTE B -- INVENTORIES
Inventories valued by the lifo method represented approximately 76% and 78% of consolidated inventories at March 29, 1997 and March 30, 1996, respectively. Current inventory cost exceeded the carrying amount of LIFO inventories by $17.6 million at March 29, 1997, and $18.2 million at March 30, 1996.


                                                  1997         1996
                                                --------     --------
NOTE C -- DEBT ARRANGEMENTS
Long-term debt consisted of the following:
Notes payable to insurance companies:
  8.54% Senior Notes, unsecured ............    $ 35,000     $ 35,000
  8.13% Senior Notes, unsecured ............      10,909       12,273
  9.48% Senior Notes, unsecured ............      17,500       20,000
  10.05% notes .............................      18,897       19,603
  9.05% notes ..............................      19,630       20,313
7% convertible subordinated debentures .....      19,909       20,000
Economic development bond ..................       1,979        2,107
6.4% (average rate) mortgage notes,
  due in installments through 1999 .........       2,873        3,394
Revolving credit agreements ................      20,000        2,220
Other ......................................         809        1,119
Less current maturities ....................      (6,242)      (6,175)
                                                --------     --------
                                                $141,264     $129,854
                                                ========     ========


The 8.54% notes are payable in installments of $3.5 million due each December 31 from 1998 to 2007.

The 8.13% notes are payable in installments of $1.4 million due each December 31 through 2004.

The 9.48% notes are payable in installments of $2.5 million due each June 30 through 2003.

The 10.05% notes are payable in monthly installments (principal and interest) of $220,000 through 2009

The 9.05% notes are payable in quarterly installments (principal and interest) of $625,000 through 2011. In 2000, the Company or lender may initiate an interest rate renegotiation or require retirement of the notes.

The 7% convertible subordinated debentures mature February 15, 2003. They are convertible, at the holder's option at any time, into Class B Common Stock at a conversion price of $15.50 per share. They are redeemable, at the Company's option, at declining prices which started at 103.5% of the principal amount in 1996. The debentures are subordinate to all present and future senior indebtedness.

The economic development bond bears interest at 8.25%, and is due in monthly installments of $25,000 (principal and interest) through 2006.

Land and buildings with a net carrying amount of approximately $45 million are pledged as collateral to the 10.05% notes, the 9.05% notes, the economic development bond and the mortgage notes.

The Company guarantees a $1.5 million portion of two mortgages for a 25% owned, unconsolidated subsidiary.

As of March 29, 1997 and March 30, 1996, the carrying amounts of long-term debt, including current maturities, were $147.5 million and $136.0 million, respectively. The estimated fair value, determined using a discounted cash flow method and estimated current incremental borrowing rates for similar types of borrowings, exceeds the carrying amount by $4.3 million, as of March 29, 1997, and $7.8 million as of March 30, 1996.

                                                  1997         1996
                                                  ----         ----
The fair value of each obligation is:
Notes payable to insurance companies:
  8.54% Senior Notes, unsecured ............    $ 37,461     $ 37,896
  8.13% Senior Notes, unsecured ............      10,979       12,527
  9.48% Senior Notes, unsecured ............      18,543       21,531
  10.05% notes .............................      20,636       21,932
  9.05% notes ..............................      20,227       21,422
7% convertible subordinated debentures .....      18,137       19,730
Economic development bond ..................       2,240        2,239
6.4% (average rate) mortgage notes,
  due in installments through 1999 .........       2,873        3,400
Revolving credit agreements ................      20,000        2,220
Other ......................................         734          980
Less current maturities ....................      (6,242)      (6,175)
                                                --------     --------
                                                $145,588     $137,702
                                                ========     ========

Several of the loan agreements require maintenance of minimum working capital and limit cash dividends, repurchases of common stock, future indebtedness, lease obligations, investments, and disposition of assets. Under the most restrictive covenant, retained earnings available for payment of dividends was approximately $19 million at March 29, 1997.

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

The Company has commitments from various banks for short-term borrowings of up to $20 million at rates at or below the prime rates of the committed banks, of which $11 million, at an average rate of 6.2%, was utilized at March 29, 1997. This compares to $15 million at an average rate of 5.8%, utilized at March 30, 1996.

Aggregate principal payments of long-term debt outstanding at March 29, 1997 for the succeeding five years and thereafter are:


          1998 ...........  $  6,242
          1999 ...........     9,927
          2000 ...........    10,013
          2001 ...........     9,997
          2002 ...........    10,215
          Thereafter .....   101,112

                                     1997         1996      1995
                                     ----         ----      ----
Interest expense consisted of:
Long-term debt ..................   $ 12,141     $12,016    $12,059
Capital lease obligations .......        641         991      1,214
Other ...........................        248          80         19
                                    --------     -------    -------
Total interest expense ..........   $ 13,030     $13,087    $13,292
                                    ========     =======    =======
Interest capitalized ............   $    528     $   714    $   555
                                    ========     =======    =======
Cash payments for interest ......   $ 13,511     $13,632    $13,690
                                    ========     =======    =======

The senior note agreements preclude the Company from becoming obligated, as a lessee, under any operating lease having an original term greater than three years, unless at the time the lease is entered into, consolidated income available for fixed charges, as defined by the agreement, exceeds 150% of the current four year average of fixed charges in three of the four most recently completed years. As of March 29, 1997; two of the four most recently completed years had consolidated income available for fixed charges in excess of 150% of fixed charges. Accordingly, the Company will not be able to enter into any lease with a term of more than three years in 1998.

NOTE D -- LEASES
Of the Company's 270 retail stores, 113 are commercial lease agreements providing for initial terms generally from 15 to 20 years with options to extend the initial terms up to an additional 20 years.

In addition, one supermarket is leased under an equity lease arrangement where ownership transfers to the Company at lease expiration. The net carrying amount at March 29, 1997, included in capitalized lease property, was $627,000. The Company also leases a portion of its transportation and store equipment for periods of from three to eight years plus renewal and purchase options.

Capitalized lease property consisted of store facilities having a net carrying cost of $3.1 million at March 29, 1997, and $3.8 million at March 30, 1996.

Future minimum lease payments for capital and operating leases with terms in excess of one year, and the present value of capital lease obligations, at March 29, 1997, were as follows:

                                                              CAPITAL   OPERATING
                                                              LEASES     LEASES
                                                              -------   ---------
1998........................................................  $1,181     $16,887
1999........................................................   1,141      15,390
2000........................................................   1,264      14,272
2001........................................................     639      10,617
2002........................................................     621       8,189
Later years.................................................   2,899      21,315
                                                              ------     -------
                                                               7,745     $86,670
                                                                         =======
Less:
  Estimated executory costs.................................      60
  Amounts representing interest.............................   2,665
                                                              ------
Present value of net minimum lease payments.................  $5,020
                                                              ======

Minimum annual lease payments will be reduced by $5.7 million from future sublease rentals due over the term of the subleases.

                                                               1997      1996      1995
                                                              -------   -------   -------
Rental expense consisted of:
Minimum rentals...........................................    $21,719   $22,017   $19,991
Contingent rentals........................................        151       147       139
Sublease rental income....................................     (1,715)   (2,217)   (2,023)
                                                              -------   -------   -------
                                                              $20,155   $19,947   $18,107
                                                              =======   =======   =======

NOTE E -- RETIREMENT PLANS

Historically, the Company has operated a qualified defined benefit plan covering the majority of its non-union employees and an unfunded supplemental retirement plan that covers eligible corporate officers, as designated by the Board of Directors. The benefit formula, under the qualified plan, is based upon years of service and the highest consecutive four years of earnings during the last ten years worked. The benefits under both plans are similar; however, the supplemental plan takes into consideration compensation in excess of amounts that can be recognized under the qualified plan.

On December 31, 1996, the Company froze benefit accruals under its qualified defined benefit plan and announced the creation of a new discretionary profit-sharing plan. As a result of freezing the pension plan, the Company recorded a pretax net pension curtailment loss of $2.4 million in the first quarter of 1997, in addition to the $1.8 million net pension expense reported for 1997.

The Company's funding policy with regard to the qualified defined benefit plan is consistent with federal laws and regulations. The Company contributed $2.2 million and $1.9 million to the qualified defined benefit plan in 1997 and 1996, respectively. Plan assets consist principally of listed stocks, corporate and government notes and bonds, and 92,675 shares each of Class A and Class B Common Stock of the Company. At March 29, 1997, the Company's Common Stock in the qualified defined benefit plan had a market value of $2.4 million. The supplemental plan is unfunded. The actuarial present value of the projected benefit obligation under the supplemental plan was $4.9 million and $3.5 million at March 29, 1997 and March 30, 1996, respectively.

The funded status of the plans and amounts recognized in the consolidated balance sheets were as follows:

                                                               1997       1996
                                                              -------   --------
Actuarial present value of obligations:
  Vested benefits...........................................  $38,962   $ 35,357
  Nonvested benefits........................................    2,083      3,508
                                                              -------   --------
Accumulated benefit obligation..............................   41,045     38,865
Effect of projected salary increases........................    2,016      7,832
                                                              -------   --------
Projected benefit obligation................................   43,061     46,697
Plan assets at fair value...................................   38,649     34,570
                                                              -------   --------
          Funded status.....................................   (4,412)   (12,127)
Unrecognized net loss (gain) from past experience different
  from that assumed.........................................     (637)    12,614
Unrecognized net obligation (asset) at adoption.............       89     (1,938)
Unrecognized prior service (benefit) cost...................    1,238       (518)
Additional minimum liability................................       --     (2,007)
                                                              -------   --------
  Accrued pension cost......................................  $(3,722)  $ (3,976)
                                                              =======   ========

The components of net pension expense included:

                                                               1997     1996     1995
                                                              ------   ------   -------
Service cost of benefits earned.............................  $1,510   $1,784   $ 1,921
Interest on projected benefit obligation....................   3,267    3,154     2,867
Actual return on plan assets................................  (3,590)  (5,161)   (1,436)
Net amortization and deferral...............................     606    2,703    (1,026)
                                                              ------   ------   -------
Net pension expense.........................................  $1,793   $2,480   $ 2,326
                                                              ======   ======   =======

The following actuarial assumptions were used to compute net pension expense and funded status of the plans:

                                                              1997    1996    1995
                                                              ----    ----    -----
Discount rate...............................................  8.00%   7.65%    8.30%
Rate of increase in compensation............................  3.50    3.50     3.50
Expected long-term rate of return on assets.................  9.00    9.00    10.00

The 0.35% change in discount rate decreased the projected benefit obligation at March 29, 1997 by approximately $4.0 million.

The Company participates in a multi-employer plan that provides defined benefits to its union employees. Company expense for this plan (in thousands) amounted to $671, $648, and $583 in 1997, 1996 and 1995, respectively.

The Company provides two defined contribution savings plans. These plans allow 401(k) contributions covering employees who work a minimum of 1,000 hours per year, are age 21 or older and elect to participate. The plans provide additional financial security during retirement by offering employees an incentive to make tax advantaged contributions to a savings plan. Company expense for these plans (in millions) was $1.3, $1.3, and $1.1 in 1997, 1996 and 1995, respectively.

NOTE F -- POSTRETIREMENT HEALTH BENEFITS

The Company provides certain postretirement health care benefits for its non-union retirees and their eligible spouses. The plans are contributory with retiree contributions adjusted annually and certain other cost sharing features, such as deductibles and coinsurance. Eligibility for these benefits is generally limited to retirees, who are at least age 55 and less than age 65, with ten or more years of vested service. Optional spousal coverage continues for the lesser of five years after retirement or until the spouse reaches age 65. Benefits generally cease after reaching age 65, at which time the retiree or spouse is generally eligible for Medicare.

The amounts recognized in the consolidated balance sheet for the Company's contributory defined benefit postretirement plans were as follows:

                                                               1997     1996
                                                              ------   ------
Accumulated participants benefit obligation:
Current retirees............................................  $  534   $  548
Fully eligible active plan participants.....................     915      787
Other active plan participants..............................     810      919
                                                              ------   ------
Total benefit obligation....................................   2,259    2,254
Unrecognized gain...........................................   1,144      986
                                                              ------   ------
Accrued postretirement benefit cost.........................  $3,403   $3,240
                                                              ======   ======
Net postretirement benefit expense includes:
Service cost of benefits earned during the year.............  $  215   $  185
Interest cost on projected benefit obligation...............     161      167
Net amortization and deferral...............................     (73)     (68)
                                                              ------   ------
                                                              $  303   $  284
                                                              ======   ======

For measurement purposes, the weighted average discount rate used in determining the accumulated postretirement benefit obligation and related expense was 8.00% and 7.65% for 1997 and 1996, respectively. The Company's assumed healthcare cost trend rate is 11% for 1998, decreasing gradually to 6% by 2012, and thereafter. If these trend rates increased by one percentage point each year, the accumulated postretirement benefit obligation and expense would have increased by approximately 9%.


NOTE G -- INCOME TAXES

The following are components of deferred tax assets and liabilities:

                                                                1997       1996
                                                              --------   --------
Deferred tax assets:
  Compensation and benefit accruals.........................  $  3,406   $  3,856
Self insurance reserves.....................................     2,593      2,156
Investment in partnerships..................................       863        614
Provision for doubtful accounts.............................       332        362
Contribution carryforward...................................       471        209
EPA remediation reserves....................................       314        284
Other.......................................................       777        165
                                                              --------   --------
          Total deferred tax assets.........................     8,756      7,646
Deferred tax liabilities:
Property and equipment, including leased property...........   (12,330)   (14,034)
Prepaid employee benefits...................................      (254)      (544)
Inventory...................................................    (3,023)    (1,065)
Other.......................................................      (363)      (193)
                                                              --------   --------
          Total deferred tax liabilities....................   (15,970)   (15,836)
                                                              --------   --------
Net deferred tax liability..................................  $ (7,214)  $ (8,190)
                                                              ========   ========

     Income tax expense (credit) consisted of the following:

                                                               1997     1996     1995
                                                              ------   ------   ------
Current -- Federal..........................................  $  526   $4,209   $4,023
           State............................................     445      887      964
Deferred -- Federal.........................................    (849)     158     (725)
            State...........................................    (127)      (3)     (45)
                                                              ------   ------   ------
                                                              $   (5)  $5,251   $4,217
                                                              ======   ======   ======
Cash Payments...............................................  $1,807   $5,428   $5,947
                                                              ======   ======   ======

A reconciliation of income tax expense (credit) is as follows:

                                                              1997     1996     1995
                                                              -----   ------   ------
Federal statutory tax rate..................................  $ (96)  $4,999   $4,477
State and local, net of federal tax benefit.................    206      575      597
New jobs and other tax credits..............................    (37)    (125)    (366)
Contributions...............................................   (274)    (304)    (501)
Non deductible expenditures.................................    114       81       25
Other.......................................................     82       25      (15)
                                                              -----   ------   ------
          Total income tax expense (credit).................  $  (5)  $5,251   $4,217
                                                              =====   ======   ======


NOTE H -- SHAREHOLDERS' EQUITY AND EMPLOYEE STOCK PLANS

COMMON STOCK

Class A Common Stock has one vote per share; Class B Common Stock is non-voting except with respect to certain matters affecting the rights and preferences of that class. Each class is entitled to equal per share dividends and consideration in any merger, consolidation or liquidation of the Company. A person who, subsequent to May 15, 1991, acquires 10% or more of outstanding Class A Common Stock without acquiring a like percentage of Class B Common Stock must make a public tender offer to acquire additional Class B Common Stock. Failure to do so results in suspension of the voting rights of the Class A Common Stock held by such person.

STOCK OPTION PLANS AND SHARES RESERVED

The 1991 Employee Stock Incentive Plan (as amended in May 1995) reserves 750,000 shares of common stock, in any combination of Class A and Class B, for the grant of stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights and/or other stock-based awards. Grants made under this plan represent non-qualified options. Substantially all grants were at market value at date of grant. They become exercisable pro-rata over a four year period beginning one year from date of grant and expire 10 years from date of grant.

Grants made prior to 1992 were under the 1987 Stock Option Plan at prices equal to 85% of market value at date of grant. They are exercisable pro-rata over a four year period and expire 10 years from date of grant. The 1987 plan authorized 375,000 shares for grants of options; no further grants may be made under the 1987 Plan.

At the 1992 Annual Meeting, shareholders approved the 1992 Stock Option Plan for Outside Directors under which 50,000 shares of Class B Common Stock were reserved for the grant of stock options and restricted stock to non-employee directors. Options were granted at fair market value at date of grant. The options become exercisable and restrictions lapse in equal installments, on the date of each of the two Annual Meetings following the date of grant and expire 10 years from date of grant. Additionally, 3,500 shares of restricted stock have been issued.

A summary of the Company's stock option activity follows (price is weighted average exercise price; options are in thousands):

                                                   CLASS A SHARES       CLASS B SHARES
                                                  -----------------    -----------------
                                                  PRICE     OPTIONS    PRICE     OPTIONS
                                                  ------    -------    ------    -------
Outstanding at April 2, 1994....................  $12.73      168      $13.13      344
  Granted.......................................      --       --        9.51      133
  Forfeited.....................................   13.38       (5)      12.64      (19)
                                                              ---                  ---
Outstanding at April 1, 1995....................   12.71      163       12.10      458
  Granted.......................................   13.50      355       12.25        5
                                                              ---                  ---
Outstanding at March 30, 1996...................   13.26      518       12.10      463
  Granted.......................................   13.50       10       10.50        4
  Exercised.....................................      --       --        9.50       (2)
  Forfeited.....................................   12.86      (33)      12.73      (53)
                                                              ---                  ---
Outstanding at March 29, 1997...................  $13.28      495      $12.01      412
                                                              ===                  ===

Related stock option information is as follows (options are in thousands):

                                                            1997      1996      1995
                                                           ------    ------    ------
Exercisable at the end of the year
  Class A shares.........................................     227       163       163
  Class B shares.........................................     345       361       287
Weighted average exercise price
  Class A shares.........................................  $13.03    $12.71    $12.71
  Class B shares.........................................   12.47     12.79     13.07
Weighted average fair value of options granted during the
  year
  Class A shares.........................................  $13.50    $13.50    $   --
  Class B shares.........................................   10.50     12.25      9.51

At March 29, 1997, the range of option exercise prices for Class A shares was $10.63 to $13.81 and for Class B shares was $9.50 to $15.50, and the weighted-average remaining contractual life of those options for Class A and Class B shares was 6.8 years and 4.7 years, respectively.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by FAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated using a Black-Scholes option pricing model with the following assumptions for 1997; a risk-free interest rate of 6.8%; dividend yield of 3.3%, a volatility factor of the expected market price of the Company's common stock of .26; and a weighted-average expected life of the option of nine years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair market estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Had compensation cost for the Company's stock option grants been determined based on the fair market value consistent with the method of FAS 123, the Company's net earnings would have been reduced by $201,000 and $79,000 for 1997 and 1996, respectively. Both primary and fully diluted earnings per share would have been reduced $.02 in 1997 and $.01 in 1996.

The Company presently holds notes receivable totaling $322,000 from four employees of the Company. The notes arose when the Company loaned the employees money to exercise stock options under an expired 1980 plan. The notes bear interest at 6% per annum, are due on May 28, 1998, and are collateralized by the shares. The amount of the receivable is shown on the balance sheet as a reduction of equity.

As of March 29, 1997, a total of 1,290,323 shares of Class B Common Stock is reserved for conversion of debentures, 135,300 shares in any combination of Class A and Class B are reserved for future awards under the 1991 Plan, and 28,500 shares of Class B are reserved under the Stock Option Plan for Outside Directors.

CHANGES IN SHARES OUTSTANDING

Changes in shares issued and treasury shares during the three years ended March 29, 1997, were as follows:

                                                               CLASS A     CLASS B
                                                              ---------   ---------
Issued shares:
  Balance at April 1, 1995, March 30, 1996 and March 29,
     1997...................................................  4,695,253   5,265,158
Treasury shares:
  Balance at April 2, 1994..................................    762,655     755,754
     Acquisition of shares..................................     54,875      70,550
     Issuance of shares --
       Crystal Catering acquisition.........................         --     (97,810)
                                                              ---------   ---------
  Balance at April 1, 1995..................................    817,530     728,494
     Acquisition of shares..................................     27,025      35,225
     Issuance of shares --
       Martz & Associates acquisition.......................         --     (43,416)
                                                              ---------   ---------
  Balance at March 30, 1996.................................    844,555     720,303
     Acquisition of shares..................................        107       2,283
     Stock options exercised................................         --      (1,500)
     Restricted stock grant.................................         --        (500)
                                                              ---------   ---------
Balance at March 29, 1997...................................    844,662     720,586
                                                              ---------   ---------
Net outstanding at March 29, 1997...........................  3,850,591   4,544,572
                                                              =========   =========

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

NOTE I -- ACQUISITIONS

On January 1, 1995, the Company purchased the assets of the Crystal Catering and affiliated companies, the largest caterer in Indianapolis. The purchase price of $4.8 million included; (i) $2.4 million cash, (ii) a $1.4 million note payable to Crystal, and (iii) issuance of 97,810 shares of Class B Common Stock, valued at $1.0 million. An additional $900,000 adjustment is contingent on the cumulative performance of Crystal Food Services in achieving specified profitability levels for 1996, 1997 and 1998. In the event the contingent payment is earned, it will be treated as a purchase price adjustment and recorded when earned. Goodwill, resulting from this acquisition in the amount of $4.0 million, is being amortized using the straight-line method over a twenty year life.

On May 1, 1995, the Company purchased the assets of Martz & Associates Food Services, Inc., an Indianapolis vending and cafeteria management services firm. The purchase price included $1.0 million cash and 43,416 shares of Class B Common Stock; valued at $456,000. Goodwill, resulting from this acquisition in the amount of $568,000, is being amortized using the straight-line method over a twenty year life.

SHAREHOLDER INFORMATION

STOCK LISTING

At March 29, 1997, there were 3,318 record holders of Class A Common Stock and 3,817 record holders of Class B Common Stock (a composite total of 4,102 holders of Marsh common stock).

Both classes of common stock trade on the NASDAQ National Market System under the symbols MARSA (Class A Common Stock) and MARSB (Class B Common Stock). As of March 29, 1997, the following firms acted as market makers:

A.G. Edwards & Sons, Inc.
Everen Securities
Goldman, Sachs & Co.
Herzog, Heine, Geduld, Inc.
J.J.B. Hilliard, W.L. Lyons, Inc.
Mayer & Schweitzer, Inc.
McDonald & Co. Securities, Inc.
NatCity Investments, Inc.

SHAREHOLDER INVESTMENT PLAN

The plan provides shareholders a means by which to acquire shares of common stock through regular dividend reinvestment and voluntary cash payments. For details, contact: Plan Administrator, National City Bank, Corporate Trust Department, 1900 E. Ninth Street, Cleveland, OH 44114-3484; telephone (800) 622- 6757.

FORM 10-K AND FINANCIAL INFORMATION

Shareholders, members of the financial community, and news media desiring further information or copies of the annual report on Form 10-K to the Securities and Exchange Commission should contact: Douglas Dougherty, Chief Financial Officer, Marsh Supermarkets, Inc., 9800 Crosspoint Boulevard, Indianapolis, IN 46256-3350; telephone (317) 594-2628.

Financial releases may be accessed in the following ways, 24 hours a day, 7 days a week:

1) Via the Internet World Wide Web. Connect to http://www.cfonews.com

2) Direct dial by modem. Dial (718) 279-3590 (8N1) and follow the prompts. When asked for the company name or ticker symbol, type MARSH or MARS

ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders will be held at 10:00 A.M., Tuesday, August 5, 1997, at the Company's principal executive offices at 9800 Crosspoint Boulevard, Indianapolis, Indiana.

36