Form 10-K/A, Exhibit 13
period 1997-03-29
MARSH SUPERMARKETS INC
filed 1997-07-15
CIK 62737

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
                                                     =====      =====      =====

Sales and Other Revenues
Consolidated sales and other revenues of $1,451.7 million increased $61.2 million, or 4.4%, in 1997 from 1996. Consolidated sales and other revenues for 1997 include gains from sales of real estate of $1.8 million, compared to $2.8 million from sales of real estate in 1996. Supermarkets, convenience stores (Village Pantry), convenience wholesale (CSDC), and food service (Crystal Food Services) revenues accounted for 69%, 13%, 17%, and 1%, respectively, of consolidated revenues. Approximately $20.1 million of the increase was from supermarkets, $9.5 million from Village Pantry, $28.6 million from CSDC, and $4.9 million from Crystal Food Services. Retail sales (excluding fuel sales) increased 2.3%. Sales in comparable stores (including replacement supermarkets and convenience stores and format conversions) in 1997 increased 0.8% from 1996. Low rates of food price inflation and competitive activity constrained comparable stores sales growth. The revenue increase in supermarkets was due principally to new stores opened since July 1995. The increase in Village Pantry revenues was primarily in stores open both full years. The increase in CSDC resulted from the addition of new customers and volume increases from existing customers. At the end of 1997, CSDC served 1,400 non-related stores, compared to 1,360 at the end of 1996. The increase in Crystal Food Services sales and other revenues is attributable to the addition of two major venues and five lesser venues, as well as increases at existing service sites.

In 1996, revenues increased $87.3 million, or 6.7%, from 1995. Supermarket, Village Pantry, CSDC and Crystal Food Services revenues accounted for 71%, 13%, 15% and 1%, respectively, of 1996 consolidated revenues. The supermarket, Village Pantry, CSDC and Crystal Food Services operations increased revenues compared to 1995 by $45.5 million, $3.6 million, $22.0 million and $14.5 million, respectively. The revenue increases in supermarkets and Village Pantry were due principally to stores opened in 1996. CSDC sales increased due to new customers and volume increases from existing customers. The increase in food service sales and other revenues was attributable to the acquisitions of Crystal Catering in January 1995, and Martz & Associates Food Services, Inc. in May 1995. Excluding fuel sales, retail sales in comparable stores improved 1.1% in 1996 from 1995.

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

Selling, general and administrative expenses in 1996, compared to 1995, increased $28.4 million, or 10.6%, to $297.0 million. The increased expenses were primarily attributable to increases of $18.0 million in supermarkets, $2.0 million in Village Pantry and $8.9 million in Crystal Food Services. The increase in supermarkets resulted primarily from increases in occupancy expenses related to stores opened during 1995 and 1996, retail wages and related expenses, and advertising and promotional expenses.

Depreciation and Amortization Expense
Depreciation and amortization expense increased $4.8 million from 1996 to $23.7 million in 1997, and included $4.9 million in FAS 121 charges primarily related to the adjustment of building and equipment carrying costs of eight supermarkets and twelve convenience stores. Depreciation and amortization expense for 1996 increased $481,000 from 1995 due primarily to opening new stores. Expressed as a percentage of revenues, depreciation and amortization expense was 1.6% for 1997, compared to 1.4% for both 1996 and 1995.

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

Capital Expenditures
Capital expenditures and major capital projects completed during the last three years consisted of:


                                               1997         1996    1995
                                               ----         ----    ----
Capital expenditures (millions)..........     $33.6        $22.7   $30.6
                                               ====         ====    ====
Supermarkets
  New/acquired stores....................       1            3       1
  Closed stores..........................       3            1       0
  Major remodels/expansions..............       0            0       0
Convenience stores
  New/acquired stores....................       3            1       5
  Closed stores..........................       2            1       1

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

For 1998, the Company plans to open one new Marsh supermarket which is a replacement store, remodel two Marsh supermarkets, open three new convenience stores and acquire several sites for future development. Additionally, the Company plans to upgrade supermarket front end systems and scale equipment, and begin to implement new inventory procurement/distribution software. Also, in 1998, additional Village Pantry stores will be converted to the Shell brand, with Shell Oil providing the capital for upgrading existing fuel operations at these stores. The cost of these projects and other capital commitments is estimated to be $30 to $35 million. Of this amount, the Company plans to fund $10 million through equipment leasing, and believes it can finance the balance with current cash balances and internally generated funds.

The Company's plans with respect to store construction, expansion, conversion and remodeling may be revised in light of changing conditions, such as competitive influences, its ability to successfully negotiate site acquisitions or leases, zoning limitations and other governmental regulations. The timing of projects is subject to normal construction and other delays. It is possible that projects described above may not commence, others may be added, and a portion of planned expenditures with respect to projects commenced during the current fiscal year may carry over to the subsequent fiscal year.

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

In February 1997, the Financial Accounting Standards Board issued Statement
128, "Earnings per Share," which is required to be adopted for both interim and annual financial statements ending after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact of FAS 128 on the calculation of both primary and fully diluted earnings per share for fiscal years 1997 and 1996 is not expected to be material.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Marsh Supermarkets, Inc.

We have audited the accompanying consolidated balance sheets of Marsh Supermarkets, Inc. and subsidiaries as of March 29, 1997 and March 30, 1996, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended March 29, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted audited standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marsh Supermarkets, Inc. and subsidiaries at March 29, 1997 and March 30, 1996, and the consolidated results of their operations and their and their cash flows for each of the three years years in the period ended March 29, 1997, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP


Indianapolis, Indiana
May 15, 1997

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

Measurement of expected future cash flows is highly subjective, and the long-term effects of thirty-three competitive openings since May 1994 were not immediately measurable, but required some passage of time before sales levels at the affected stores could be determined. The Company continues to evaluate other locations where the long-term effects of competitive openings have not been fully determined.

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

The Company currently estimates the maximum aggregate cost remaining to be incurred in connection with compliance with existing environmental laws and regulations applicable to owners and operators of USTs will not exceed approximately $1.1 million through December 1998.

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

The 10.05% notes are payable in monthly installments (principal and interest) of $220,000 through 2009.

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
                                    ========     =======    =======

The senior note agreements preclude the Company from becoming obligated, as a lessee, under any operating lease having an original term greater than three years, unless at the time the lease is entered into, consolidated income available for fixed charges, as defined by the agreement, exceeds 150% of the current four year average of fixed charges in three of the four most recently completed years. As of March 29, 1997, two of the four most recently completed years had consolidated income available for fixed charges in excess of 150% of fixed charges. Accordingly, the Company will not be able to enter into any lease with a term of more than three years in 1998.

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