Form 10-K405, Exhibit 13
period 1998-03-28
MARSH SUPERMARKETS INC
filed 1998-06-25
CIK 62737

                                                                      EXHIBIT 13

PORTIONS OF 1998 ANUAL REPORT TO SHAREHOLDERS INCORPORATED BY REFERENCE, INCLUDING OPINION OF INDEPENDENT AUDITORS

FINANCIAL HIGHLIGHTS (in thousands, except per share amounts)

                                                   1998              1997              1996
                                                ----------        ----------        ----------
Sales and other revenues .................      $1,505,133        $1,451,730        $1,390,543

Income (loss) before extraordinary item ..           9,445              (244)            9,033
Extraordinary item, net of tax ...........          (3,278)               --                --
                                                ----------        ----------        ----------
Net income (loss) ........................      $    6,167        $     (244)       $    9,033
                                                ==========        ==========        ==========


Income (loss) per share before
    extraordinary item - assuming dilution      $     1.07        $     (.03)       $     1.02
Dividends per share ......................             .44               .44               .44

Total assets .............................      $  460,039        $  395,631        $  387,294
Long-term liabilities ....................         212,461           145,429           135,066
Shareholders' equity .....................         116,079           115,448           118,158

Book value per share .....................      $    13.77        $    13.75        $    14.07

Number of shares outstanding at year end .           8,429             8,395             8,396

Net income (loss) as a percentage of:
   Sales and other revenues ..............              .4%               --%               .6%
   Average shareholders' equity ..........             5.3%             (0.2)%             7.7%
Stores open at year-end:
  Supermarkets ...........................              89                88                90
  Convenience stores .....................             181               182               181

================================================================================

Marsh Supermarkets, Inc. was founded in 1931 with one store in Muncie, Indiana. In 1953, the Company went public with 16 stores. Today, it is a leading regional food retailer headquartered in Indianapolis, Indiana. The Company operates 72 Marsh(R) Supermarkets, 17 LoBill Foods(R), 181 Village Pantry(R) convenience stores in Indiana and Ohio, Convenience Store Distributing Company (CSDC(R)) serving 1,290 non-affiliated convenience stores in seven states, and Crystal Food Services(TM), the largest food service operator in Indianapolis.

The 12,800 Marsh employees serve two million customers each week.

SELECTED FINANCIAL DATA   (in thousands, except per share amounts)

                                                         March 28,       March 29,       March 30,      April 1,       April 2,
As of and for the year ended                               1998            1997            1996           1995           1994
--------------------------------------------------------------------------------------------------------------------------------
Sales and other revenues ..........................     $1,505,133      $1,451,730      $1,390,543     $1,303,261     $1,263,191

Income (loss) before income taxes,
  extraordinary item and cumulative effect of
  changes in accounting principles ................         13,096            (249)         14,284         12,790         13,517

Income (loss) before extraordinary item and
  cumulative effect of changes in
  accounting principles ...........................          9,445            (244)          9,033          8,573          8,526
Extraordinary item, net of tax ....................         (3,278)             --              --             --             --
Cumulative effect of changes in
    accounting principles .........................             --              --              --             --          1,941
                                                        ----------      ----------      ----------     ----------     ----------

Net income (loss) .................................     $    6,167      $     (244)     $    9,033     $    8,573     $   10,467
                                                        ==========      ==========      ==========     ==========     ==========

Earnings (loss) per common share:
    Before extraordinary item and cumulative
     effect of changes in accounting principles ...     $     1.13      $     (.03)     $     1.07     $     1.02     $     1.01
    Net income (loss) .............................            .74            (.03)           1.07           1.02           1.24

Earnings (loss) per common share assuming dilution:
    Before extraordinary item and cumulative
        effect of changes in accounting principles      $     1.07      $     (.03)     $     1.02     $      .98     $      .97
    Net income (loss) .............................            .73            (.03)           1.02            .98           1.17

Dividends declared per share ......................     $      .44      $      .44      $      .44     $      .44     $      .44

Total assets ......................................     $  460,039      $  395,631      $  387,294     $  378,471     $  375,683
Long-term liabilities .............................        212,461         145,429         135,066        143,102        148,818
Total shareholders' equity ........................        116,079         115,448         118,158        114,314        109,794



Earnings per share amounts for 1994 through 1997 have been restated to comply with Statement of Financial Accounting Standard No. 128, "Earnings Per Share".

SELECTED QUARTERLY FINANCIAL DATA  (unaudited)
(in thousands, except per share amounts)

                                           ------------------------------------------   -----------------------------------------
                                                             1998                                          1997
                                            Fourth     Third      Second      First      Fourth     Third      Second     First
                                           --------   --------   --------    --------   --------   --------   --------   --------
Sales and other revenues ...............   $339,353   $356,206   $465,650    $343,924   $328,671   $338,116   $449,099   $335,844
Gross profit ...........................     86,257     87,932    114,871      83,777     82,565     82,153    109,180     81,246
Selling, general and administrative ....     73,196     76,072    100,446      72,263     71,063     71,391     95,444     80,736
Depreciation and amortization ..........      5,039      4,669      5,935       4,376      4,571      4,461      5,633      9,064
                                           --------   --------   --------    --------   --------   --------   --------   --------
Operating income (loss) ................      8,022      7,191      8,490       7,138      6,931      6,301      8,103     (8,554)
Interest and debt expense amortization .      4,406      4,454      5,822       3,063      3,200      2,992      3,824      3,014
                                           --------   --------   --------    --------   --------   --------   --------   --------
Income (loss) before income taxes and
  extraordinary item ...................      3,616      2,737      2,668       4,075      3,731      3,309      4,279    (11,568)
Income taxes (credit) ..................        856        776        843       1,176      1,608      1,303      1,540     (4,456)
                                           --------   --------   --------    --------   --------   --------   --------   --------

Income (loss) before extraordinary item       2,760      1,961      1,825       2,899      2,123      2,006      2,739     (7,112)
Extraordinary item, net of tax .........         --         --     (3,278)         --         --         --         --         --
                                           --------   --------   --------    --------   --------   --------   --------   --------

Net income (loss) ......................   $  2,760   $  1,961   $ (1,453)   $  2,899   $  2,123   $  2,006   $  2,739   $ (7,112)
                                           ========   ========   ========    ========   ========   ========   ========   ========

Earnings (loss) per common share
  Before effect of extraordinary item ..   $    .33   $    .24   $    .22    $    .35   $    .25   $    .24   $    .33   $   (.85)
  Extraordinary item ...................         --         --       (.39)         --         --         --         --         --
                                           --------   --------   --------    --------   --------   --------   --------   --------
  Net income (loss) per common share ...   $    .33   $    .24   $   (.17)   $    .35   $    .25   $    .24   $    .33   $   (.85)
                                           ========   ========   ========    ========   ========   ========   ========   ========

Earnings (loss) per common share -
 assuming dilution
  Before effect of extraordinary item ..   $    .31   $    .22   $    .21    $    .32   $    .24   $    .23   $    .31   $   (.85)
  Extraordinary item ...................         --         --       (.38)         --         --         --         --         --
                                           --------   --------   --------    --------   --------   --------   --------   --------
  Net income (loss) per common share ...   $    .31   $    .22   $   (.17)   $    .32   $    .24   $    .23   $    .31   $   (.85)
                                           ========   ========   ========    ========   ========   ========   ========   ========


COMMON STOCK PRICES:
   Class A -   High ...................... $  16.75   $  15.75   $  16.25    $  14.88   $  15.25   $  14.37   $  12.25   $  13.00
               Low .......................    15.38      14.88      13.75       12.25      12.25      10.75      11.25      11.50


   Class B -   High .....................     16.13      16.50      17.00       14.38      14.37      11.75      11.75      13.12
               Low ......................     14.88      14.75      13.75       11.75      11.62       9.75       9.75      11.50

CASH DIVIDEND: Class A .................   $    .11   $    .11   $    .11    $    .11   $    .11   $    .11   $    .11   $    .11
               Class B .................        .11        .11        .11         .11        .11        .11        .11        .11


Cash dividends have been paid on the common stock during each quarter of the past 38 years.

Earnings per share amounts for 1997 and the first two quarters of 1998 have been restated to comply with Statement of Financial Accounting Standard No. 128, "Earnings Per Share".

--------------------------------------------------------------------------------

Quarterly earnings per share are based on weighted average shares outstanding. The sum of the quarters may not equal the full year earnings per share amount.

The first, third and fourth quarters are 12 weeks, and the second quarter is 16 weeks.

Unusual or infrequently occurring items recognized in net income in the quarterly results are as follows:

Fourth quarter 1998:       Income per diluted share increased $.12 from sales of
                           surplus real estate.

Third quarter 1998:        Income per diluted share increased $.02 from sales of
                           surplus real estate.

Second quarter 1998:       Income per diluted share increased $.03 from sales of
                           surplus real estate.

Fourth quarter 1997:       Income per diluted share increased $.10 from the sale
                           of a closed supermarket.

First quarter 1997:        Loss per diluted share included $.47 from reducing
                           the carrying amounts of impaired assets and $.15 from curtailment of the defined benefit pension plan.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
The following discussion includes certain forward-looking statements. Actual results could differ materially from those reflected by the forward-looking statements in the discussion, and a number of factors could adversely affect future results, liquidity and capital resources. These factors include softness in the general retail food industry, the entry of new competitive stores in the Company's market, the stability of distribution incentives from suppliers, the level of discounting by competitors, the timely and on-budget completion of store construction, expansion, conversion and remodeling, uncertainties relating to tobacco and environmental regulations, the ability of the Company and significant third parties with whom it does business to effect conversions to new technological systems, including being Year 2000 compliant, and the level of margins achievable in the Company's operating divisions and their ability to minimize operating expenses. Although management believes it has the business strategy and resources needed for improved operations, future revenue and margin trends cannot be reliably predicted. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

The following table sets forth certain income statement components, expressed as a percentage of sales and other revenues, and the year-to-year percentage changes in such components:

                                                      Percentage of Revenues
                                                             Year Ended                 Percentage Change
                                                 ----------------------------------   ---------------------
                                                 March 28,    March 29,   March 30,     1998         1997
                                                   1998         1997        1996      vs. 1997     vs. 1996
                                                 ---------    ---------   ---------   --------     --------
Sales and other revenues ...................      100.0%       100.0%      100.0%        3.7%         4.4%
Gross profit ...............................       24.8         24.5        24.7         5.0          3.4
Selling, general and administrative expenses       21.4         21.9        21.4         1.0          7.3
Depreciation and amortization ..............        1.3          1.6         1.4       (15.6)        25.2
Operating income ...........................        2.0          0.9         2.0       141.3        (53.3)
Interest and debt amortization expense .....        1.2          0.9         0.9        36.2         (0.4)
Income (loss) before income taxes
  and extraordinary item ...................        0.9          0.0         1.0         n/m        (101.7)
Income taxes (credit) ......................        0.2          0.0         0.4         n/m        (100.1)
Income (loss) before extraordinary item ....        0.6          0.0         0.6         n/m        (102.8)
Extraordinary item, net of tax .............       (0.2)         0.0         0.0         n/m           --
Net income (loss) ..........................        0.4          0.0         0.6         n/m        (102.8)

n/m = not meaningful

SALES AND OTHER REVENUES
In 1998, consolidated sales and other revenues of $1,505.1 million increased $53.4 million, or 3.7%, from 1997, despite 1998 not including an Easter holiday. Consolidated sales and revenues for 1998 include gains from sales of real estate of $2.3 million, compared to $1.8 million from sales of real estate in 1997. Supermarket, convenience store (Village Pantry), convenience wholesale (CSDC), and food service (Crystal Food Services) revenues accounted for 68%, 12%, 18%, and 2%, respectively, of consolidated revenues. Revenues increased approximately $26.8 million from supermarkets, $30.6 million from CSDC, and $2.9 million from Crystal Food Services, while Village Pantry revenues decreased $7.7 million. Retail sales (excluding fuel sales) increased 2.0%. Sales in comparable stores (including replacement supermarkets and convenience stores and format conversions) in 1998 increased 1.4% from 1997. Approximately two-thirds of the revenue increase in supermarkets was due to identical store gains, with the remainder attributable to new stores and format conversions. Of the decrease in Village Pantry revenues, approximately half resulted from lower retail fuel prices and the closing of 14 fuel operations beginning in the middle of the prior year, with the remaining decline due to competition from fast food restaurants and other convenience stores. Half of the increase in CSDC revenues resulted from passing on cigarette manufacturer price increases to customers. At the end of 1998, CSDC served 1,290 non-related stores, compared to 1,400 at the end of 1997. The decrease was due to the loss of a 160 store chain that accounted for sales of $10.3 million in 1998 and $11.1 million in 1997. The increase in Crystal Food Services revenues resulted primarily from the maturation of service sites added in the prior year.

In 1997, consolidated revenues increased $61.2 million, or 4.4%, from 1996. Supermarket, Village Pantry, CSDC and Crystal Food Services revenues accounted for 69%, 13%, 17% and 1%, respectively, of 1997 consolidated revenues. The supermarket, Village Pantry, CSDC and Crystal Food Services operations increased revenues compared to 1996 by $20.1 million, $9.5 million, $28.6 million and $4.9 million, respectively. Retail sales (excluding fuel sales) increased 2.3%. Sales in comparable stores (including replacement supermarkets and convenience stores and format conversions) in 1997 increased 0.8% from 1996. The revenue increases in supermarkets and Village Pantry were due principally to stores opened in 1996. CSDC sales increased due to new customers and volume increases from existing customers. The increase in Crystal Food Services revenues was attributable to the addition of two major venues and five lesser venues, as well as increases at existing service sites.

Comparable store sales for each of the past five quarters have increased over the respective year earlier quarter, in spite of competitive activity and low rates of food price inflation. With the pace of new competitive openings slowing, the Company believes that current marketing and merchandising programs continue to be positioned to achieve improvement in the comparable store sales trend.

GROSS PROFIT
Gross profit is net of warehousing, transportation and promotional expenses. In 1998, consolidated gross profit was $372.8 million and increased $17.7 million, or 5.0%, compared to 1997. The increase was attributable to improvements of $12.7 million in supermarkets, $0.4 million in Village Pantry, $1.8 million in CSDC and $2.4 million in Crystal Food Services. Expressed as a percentage of revenues, consolidated gross profit was 24.8% in 1998, an increase of 0.3% from 24.5% in 1997. The $17.7 million increase in gross profit resulted from improvements in profit margin rates in all divisions and profits on incremental revenues.

In 1997, consolidated gross profit increased $11.8 million, or 3.4%, from 1996. Expressed as a percentage of revenues, consolidated gross profit was 24.5% in 1997 and 24.7% in 1996. The 0.2% decrease was primarily attributable to increases in Village Pantry fuel sales and CSDC sales, both of which have gross profit margins significantly lower than the average of the Company's other operations. Supermarket and Crystal Food Services gross margins, as a percentage of sales, improved in 1997, while Village Pantry and CSDC gross margins, as a percentage of sales, declined slightly due to higher sales of Village Pantry fuel and CSDC cigarettes at margin rates lower than food products.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses in 1998, compared to 1997, increased $3.3 million, or 1.0%, to $322.0 million. Expressed as a percentage of revenues, selling, general and administrative expenses decreased 0.5% to 21.4% in 1998, from 21.9% in 1997. In 1998, wages and fringe benefits increased $8.7 million (including a $2.1 million discretionary contribution to the 401(k) plan), advertising increased $0.4 million, store occupancy costs increased $0.8 million and other operating costs increased $3.3 million. The increases were partially offset by a decrease of $1.6 million in workers compensation and general liability expenses, and a $3.0 million reduction in certain expenses that is anticipated to recur annually as a result of the restructuring of retail operations. Additionally, $1.5 million of reorganization related consulting fees were expensed during 1998. Expenses in 1997 that did not recur in 1998 included:
$2.6 million in FAS 121 charges related to future lease obligations and the write-down of land values for impaired stores; $2.4 million from the decision to curtail the accrual of benefits under the Company's qualified defined benefit pension plan; $1.3 million for recruiting and relocation of certain personnel hired during the first quarter of 1997, consulting fees and the severance of certain employees, and a $0.5 million charge to merchandising allowances related to a supplier contract.

Wages in identical stores increased 1.5% in 1998 from 1997, following a 2.1% increase in 1997 from 1996. A tight labor market resulted in a shift to more full-time employees, wage increases and increased overtime. Retailers generally offset wage increases with higher gross margin rates, higher same store sales, and productivity gains. The Company expects the tight labor market to continue, but implemented labor productivity changes in 1998 and 1997 aimed at reducing the recent increases in wage costs, while continuing to maintain high customer service levels.

Selling, general and administrative expenses in 1997, compared to 1996, increased $21.6 million, or 7.3%, to $318.6 million. Expressed as a percentage of revenues, selling, general and administrative expenses increased 0.5% to 21.9% in 1997, from 21.4% in 1996. The increase was primarily attributable to selling expenses in supermarkets opened since July 1995, additional Crystal Food Services operating venues and the $6.8 million in charges not normally recurring.

DEPRECIATION AND AMORTIZATION EXPENSE
Depreciation and amortization expense was $20.0 million, $23.7 million and $19.0 million for 1998, 1997 and 1996, respectively. Depreciation and amortization in 1997 included $4.9 million in FAS 121 charges primarily related to the adjustment of building and equipment carrying costs of eight supermarkets and 12 convenience stores. Expressed as a percentage of revenues, depreciation and amortization expense was 1.3% for 1998, 1.6% for 1997 and 1.4% for 1996.

INTEREST EXPENSE
Interest expense was $17.7 million in 1998 compared to $13.0 million in 1997. The increase resulted from the issuance of $150.0 million of 8 7/8% Senior Subordinated Notes (the "Notes") in August 1997. As a percentage of revenues, interest was 1.2% in 1998 compared to 0.9% in both 1997 and 1996.

INCOME TAXES
The effective income tax rate was 27.9% for 1998 and was lower than the statutory rate due to contributions, tax credits and the reversal of deferred tax accruals resulting from restructuring the Company's retail operations. The effective income tax rate for 1997 was not meaningful. The effective income tax rate for 1996 was 36.8%. The effective income tax rate for 1999 is expected to approximate 32.6%.

INCOME (LOSS) BEFORE EXTRAORDINARY ITEM
Income before extraordinary item was $13.1 million, or 0.9% of revenues, for 1998 compared to a $0.2 million loss for 1997. The $17.7 million increase in gross profit, combined with the $3.7 million decrease in depreciation and amortization and the $6.8 million in selling, general and administrative expenses in 1997 that did not recur in 1998, were reduced by $10.1 million in increased selling, general and administrative expenses and $4.7 million in increased interest.

Income (loss) in 1997 was a $0.2 million loss and decreased from 1996 income of $9.0 million due principally to the FAS 121 charges included in depreciation and amortization in 1997 and additional 1997 charges not normally recurring.

EXTRAORDINARY ITEM: DEBT EXTINGUISHMENT
In August 1997, the Company consummated the issuance of $150.0 million in principal amount of 8 7/8% Senior Subordinated Notes. A portion of the proceeds was used to repay $60.9 million in principal amount of senior unsecured indebtedness and $5.0 million in related prepayment penalties. The prepayment penalties, plus $0.2 million in unamortized debt acquisition costs, were charged to income during the second quarter of 1998. The after tax charge of $3.3 million represents $.34 diluted earnings per share.

CAPITAL EXPENDITURES
Capital expenditures and major capital projects completed during the last three years consisted of:

                                       1998       1997       1996
                                      -----      -----      -----
Capital expenditures (millions)       $42.5      $33.6      $22.7
                                      =====      =====      =====
Supermarkets
       New/acquired stores .....          2          1          3
       Closed stores ...........          1          3          1
       Major remodels/expansions          2          0          5
Convenience stores
       New/acquired stores .....          0          3          1
       Closed stores ...........          1          2          1

All years include land acquisitions for future store development.

During 1998, the Company opened the following stores:

                             SQUARE
TYPE / CATEGORY               FEET      LOCATION                   OPENED
---------------               ----      --------                   ------
Superstore    Remodel        80,000     Fishers, IN             Sep. 8, 1997
Superstore    Remodel        75,000     Westfield, IN          Nov. 17, 1997
LoBill        New            42,000     Hamilton, OH           Apr. 24, 1997
LoBill        Conversion     23,000     Connersville, IN        Apr. 7, 1997
LoBill        Replacement    32,000     Portland, IN            Jan 15, 1998

During 1997, the Company opened the following stores:

                              SQUARE
TYPE / CATEGORY                FEET     LOCATION                   OPENED
---------------                ----     --------                   ------
Supermarket    Replacement    65,000    Muncie, IN              Nov. 8, 1996
LoBill         Conversion     32,000    Indianapolis, IN        Apr. 1, 1996
LoBill         Conversion     22,000    Portland, IN           Jul. 26, 1996
LoBill         Conversion     17,000    Union City, OH         Jul. 26, 1996
LoBill         Conversion     22,000    Indianapolis, IN       Sep. 26, 1996
Convenience    New             4,500    Cambridge C, IN        Jun. 13, 1996
Convenience    New             4,500    Albany, IN             Jul. 11, 1996
Convenience    New             4,500    Frankfort, IN          Oct. 25, 1996

In 1998, the Company began construction of a replacement supermarket in Carmel, Indiana and a new prototype convenience store in Cicero, Indiana, acquired one shopping center adjacent to its south Kokomo, Indiana supermarket, installed scale management software and equipment in the supermarket division and began implementation of new generation inventory procurement/distribution software. In 1997, the Company expanded the square footage of the perishable products facility in Yorktown, Indiana to 191,000 square feet from 124,000 square feet and constructed a central commissary in an existing storeroom in Noblesville, Indiana. In 1996, the Company purchased the assets of Martz & Associates Food Services and in January 1995, the Company purchased the assets of Crystal Catering and its affiliated companies, the largest caterer in Indianapolis.

Subsequent to March 28, 1998, the Company converted a supermarket in Rushville, Indiana to the LoBill format, opened a new convenience store in Cicero, Indiana and purchased a convenience store in Kokomo, Indiana. In 1999, the Company plans to remodel two supermarkets, open two replacement supermarkets and open six new convenience stores. The cost of these projects and other capital commitments is estimated to be $60 million. Of this amount, the Company plans to fund $20 million through equipment leasing, and believes it can finance the balance with current cash balances and internally generated funds.

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

LIQUIDITY AND CAPITAL RESOURCES
Net cash provided by operating activities during 1998 was $31.8 million, a $0.8 million decrease from 1997. Working capital increased $40.2 million as cash, net of short-term amounts payable to banks, increased $31.8 million, inventories, net of accounts payable, increased $4.2 million and current maturities of long-term obligations decreased $4.3 million. The increase in cash and decreases in current amounts due to banks and current portions of long-term obligations resulted from the issuance of the Notes. The increase in inventory net of payables was primarily due to the build-up of inventory for the Easter holiday sales in April.

For 1998, investing activities consisted of $34.8 million in expenditures for acquisition of property, equipment and land for expansion, net of dispositions, and $10.0 million in other investing activities, primarily acquisition of rental video tapes and deferred costs associated with the new generation inventory procurement/distribution software project. The Company's capital requirements are traditionally financed through internally generated funds, long-term borrowings and lease financings, including capital and operating leases. The Company anticipates continued access to such financing sources.

The Company's long-term debt and capital lease obligations, net of current maturities, amounted to $212.5 million at March 28, 1998, compared to $145.4 million at March 29, 1997. All of the long-term debt and capital lease obligations at March 28, 1998 were at fixed rates of interest with an 8.7% weighted average rate.

In connection with the issuance of the 8 7/8% Senior Subordinated Notes in August 1997, the Company repaid $35.0 million borrowed on existing revolving credit facilities and short-term borrowing arrangements and entered into new $30.0 million and $20.0 million revolving credit facilities. As a result, at March 28, 1998, the Company had $50.0 million of availability under its revolving credit facilities. Commitments from various banks for short-term borrowings provide an additional $20.0 million of available financing at rates based upon the then prevailing federal funds rate. At March 28, 1998, no amounts were outstanding on revolving credit facilities or short-term borrowing arrangements.

The Company believes the remaining net proceeds of the offering of the Notes, borrowings under its revolving credit agreements and notes payable to banks, cash flows from operating activities and lease financings will be adequate to meet the Company's working capital needs, planned capital expenditures and debt service obligations for the foreseeable future.

YEAR 2000 ISSUE
The Company has reviewed its computer and other operating systems to identify those which could be affected by the "Year 2000" issue and is currently addressing those systems. Management believes those changes will be made in a timely fashion and the Year 2000 issue will not pose significant operational problems for the Company. Moreover, management does not expect that Year 2000 associated costs will have a material adverse impact on the Company's financial condition or results of operations. It is management's understanding the significant third parties with which the Company does business are now, or will be, Year 2000 compliant in a timely manner. However, if the Company or one or more significant third parties with whom it does business fails to complete its Year 2000 program in a timely manner, there can be no assurance that such failure will not have a material adverse effect on the Company's operations or financial position.

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

Independent auditors, Ernst & Young LLP, have audited the accompanying financial statements. Their report is included herein. Their audits, conducted in accordance with generally accepted auditing standards, included the review and evaluation of selected internal accounting controls for purposes of designing their audit tests.

The Audit Committee of the Board of Directors meets periodically with the independent auditors to discuss the scope and results of their audit work, their assessment of internal controls, and the quality of financial reporting. The independent auditors are engaged by the Board of Directors, upon recommendation of the Audit Committee.





Don E. Marsh               Douglas Dougherty                Mark Varner
Chairman of the Board,     Senior Vice President,           Corporate Controller
President and              Chief Financial Officer and
Chief Executive Officer    Treasurer