Form 10-K, Exhibit 13
period 1999-03-27
MARSH SUPERMARKETS INC
filed 1999-06-24
CIK 62737

                                                                      EXHIBIT 13

                    (PORTIONS OF 1999 ANNUAL REPORT TO SHAREHOLDERS INCORPORATED BY REFERENCE, INCLUDING OPINION OF INDEPENDENT AUDITORS)

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Marsh Supermarkets, Inc.

We have audited the accompanying consolidated balance sheets of Marsh Supermarkets, Inc. and subsidiaries as of March 27, 1999 and March 28, 1998, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended March 27, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marsh Supermarkets, Inc. and subsidiaries at March 27, 1999 and March 28, 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 27, 1999, in conformity with generally accepted accounting principles.




Indianapolis, Indiana
May 14, 1999

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

YEAR ENDED                                                                March 27, 1999     March 28, 1998    March 29, 1997
-----------------------------------------------------------------------------------------------------------------------------
Sales and other revenues .............................................      $1,606,311        $ 1,505,133         $ 1,451,730
Cost of merchandise sold, including warehousing and transportation ...       1,208,097          1,132,296           1,096,586
                                                                            ----------        -----------         -----------
Gross profit .........................................................         398,214            372,837             355,144
Selling, general and administrative expenses .........................         339,927            321,977             318,634
Depreciation and amortization ........................................          22,557             20,019              23,729
                                                                            ----------        -----------         -----------
Operating profit .....................................................          35,730             30,841              12,781
Interest and debt expense amortization ...............................          19,261             17,745              13,030
                                                                            ----------        -----------         -----------
Income (loss) before income taxes and extraordinary item .............          16,469             13,096                (249)
Income taxes (credit) ................................................           4,888              3,651                  (5)
                                                                            ----------        -----------         -----------
Income (loss) before extraordinary item ..............................          11,581              9,445                (244)
Extraordinary item, net of tax .......................................              --             (3,278)                 --
                                                                            ----------        -----------         -----------
       NET INCOME (LOSS) .............................................      $   11,581        $     6,167         $      (244)
                                                                            ==========        ===========         ===========


Earnings (loss) per common share:
  Before effect of extraordinary item ................................      $     1.40        $      1.13         $      (.03)
  Extraordinary item .................................................              --               (.39)                 --
                                                                            ----------        -----------         -----------
  Net income (loss) per common share .................................      $     1.40        $       .74         $      (.03)
                                                                            ==========        ===========         ===========
Earnings (loss) per common share - assuming dilution:
  Before effect of extraordinary item ................................      $     1.28        $      1.07         $      (.03)
  Extraordinary item .................................................              --               (.34)                 --
                                                                            ----------        -----------         -----------
  Net income (loss) per common share .................................      $     1.28        $       .73         $      (.03)
                                                                            ==========        ===========         ===========

Dividends per share ..................................................      $      .44        $       .44         $       .44
                                                                            ==========        ===========         ===========


------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS  (in thousands)

ASSETS                                                                      March 27, 1999   March 28, 1998
-----------------------------------------------------------------------------------------------------------
Current Assets
   Cash and equivalents ....................................................      $ 30,520      $ 33,546
   Accounts receivable, less allowances $1,304 in 1999, and $1,053 in 1998 .        36,096        27,315
   Inventories .............................................................       107,336        98,828
   Prepaid expenses ........................................................         9,768         4,477
   Recoverable income taxes ................................................           308         3,867
                                                                                  --------      --------
       TOTAL CURRENT ASSETS ................................................       184,028       168,033

Property and Equipment

  Land .....................................................................        53,372        52,799
  Buildings ................................................................       151,316       147,500
  Fixtures and equipment ...................................................       147,019       121,604
  Leasehold improvements ...................................................        51,075        50,402
  Construction in progress .................................................        13,895         7,650
  Property under capital leases ............................................        19,086        12,139
                                                                                  --------      --------
                                                                                   435,763       392,094
  Allowances for depreciation and amortization .............................       157,124       139,304
                                                                                  --------      --------
       TOTAL PROPERTY AND EQUIPMENT ........................................       278,639       252,790

Other Assets ...............................................................        47,016        39,216
                                                                                  --------      --------
                                                                                  $509,683      $460,039
                                                                                  ========      ========




















--------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

LIABILITIES AND SHAREHOLDERS' EQUITY                                           March 27, 1999        March 28, 1998
-------------------------------------------------------------------------------------------------------------------
Current Liabilities
   Accounts payable ........................................................      $ 69,466                 $ 60,503
   Employee compensation and other liabilities .............................        15,433                   13,563
   State and local taxes ...................................................        12,173                   10,852
   Other accounts payable and accrued expenses .............................        15,971                   19,259
   Dividends payable .......................................................           936                      933
   Deferred income taxes ...................................................           994                      687
   Current maturities of long-term liabilities .............................         2,990                    2,806
                                                                                  --------                 --------
         TOTAL CURRENT LIABILITIES .........................................       117,963                  108,603

Long-term Liabilities
   Long-term debt ..........................................................       228,900                  206,004
   Capital lease obligations ...............................................        12,820                    6,457
                                                                                  --------                 --------
         TOTAL LONG-TERM LIABILITIES .......................................       241,720                  212,461


Deferred Items
   Income taxes ............................................................        11,768                   10,219
   Other ...................................................................        13,752                   12,677
                                                                                  --------                 --------
         TOTAL DEFERRED ITEMS ..............................................        25,520                   22,896

Shareholders' Equity
   Series A Junior Participating Cumulative Preferred stock:
      Authorized: 5,000,000 shares; Issued:  None
   Class A Common Stock, no par value:
      Authorized: 15,000,000 shares; Issued:  4,695,253 ....................         8,982                    8,552
   Class B Common Stock, no par value:
        Authorized: 15,000,000 shares; Issued:  5,265,158 ..................        16,257                   16,232
   Retained earnings .......................................................       108,841                  100,917
   Cost of Common Stock in treasury
      Class A:  1999 - 679,146; 1998 - 750,866 shares ......................        (2,069)                  (2,620)
      Class B:  1999 - 775,118; 1998 - 780,057 shares ......................        (4,641)                  (4,648)
   Deferred cost - restricted stock ........................................        (2,418)                  (2,022)
   Notes receivable - stock options ........................................          (472)                    (332)
                                                                                  --------                 --------
         TOTAL SHAREHOLDERS' EQUITY ........................................       124,480                  116,079
                                                                                  --------                 --------
                                                                                  $509,683                 $460,039
                                                                                  ========                 ========

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands)

                                                     Class A      Class B                   Cost of
                                                     Common       Common     Retained       Stock in
                                                     Stock        Stock      Earnings       Treasury        Other        Total
                                                     --------     -------    --------       ---------       -----       ---------
Balance at March 30, 1996 .........................  $  8,552     $ 16,232    $ 102,414       $(7,476)      $(1,564)    $ 118,158
  Net loss ........................................                                (244)                                     (244)
  Cash dividends declared .........................                              (3,694)                                   (3,694)
  Restricted stock grant of 500 shares ............                                  (2)            2                          --
  Repurchase of 2,390 shares ......................                                               (28)                        (28)
  Exercise of stock options - 1,500 shares ........                                                14                          14
  Minimum pension liability reversal ..............                                                           1,258         1,258
  Other ...........................................                                                             (16)          (16)
                                                     --------     --------    ---------       -------       -------     ---------
Balance at March 29, 1997 .........................     8,552       16,232       98,474        (7,488)         (322)      115,448
  Net income ......................................                               6,167                                     6,167
  Cash dividends declared .........................                              (3,724)                                   (3,724)
  Restricted stock grant of 150,750 shares ........                                             2,336        (2,022)          314
  Repurchase of 205,150 shares ....................                                            (3,189)                     (3,189)
  Exercise of stock options - 88,725 shares .......                                             1,073                       1,073
  Other ...........................................                                                             (10)          (10)
                                                     --------     --------    ---------       -------       -------     ---------
Balance at March 28, 1998 .........................     8,552       16,232      100,917        (7,268)       (2,354)      116,079
  Net income ......................................                              11,581                                    11,581
  Cash dividends declared .........................                              (3,717)                                   (3,717)
  Amortization of prior year restricted stock grant                                                             584           584
  Restricted stock grant of 65,000 shares .........                                             1,040          (980)           60
  Repurchase of  74,593 shares ....................                                            (1,218)                     (1,218)
  Exercise of stock options - 86,252 shares .......       430           25           60           736                       1,251
  Other ...........................................                                                            (140)         (140)
                                                     --------     --------    ---------       -------       -------     ---------
Balance at March 27, 1999 .........................  $  8,982     $ 16,257    $ 108,841       $(6,710)      $(2,890)    $ 124,480
                                                     ========     ========    =========       =======       =======     =========










------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)

YEAR ENDED                                                                        March 27, 1999   March 28, 1998   March 29, 1997
---------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net income (loss) ..........................................................      $ 11,581       $   6,167       $    (244)
   Adjustments to reconcile net income (loss) to net cash provided by operating activities:
       Depreciation and amortization ..........................................        22,557          20,019          23,729
       Amortization of other assets ...........................................         4,949           4,743           5,343
       Increase (decrease) in deferred income taxes ...........................         1,856           3,691          (1,724)
       Debt extinguishment costs ..............................................            --           3,278              --
       Changes in operating assets and liabilities:
         Accounts receivable ..................................................        (8,781)         (1,681)         (1,844)
         Inventories ..........................................................        (8,509)        (10,565)          1,484
         Prepaid expenses and recoverable income taxes ........................        (1,731)         (2,041)         (1,178)
         Accounts payable and accrued expenses ................................         8,866           8,828           5,895
       Other operating activities .............................................          (922)           (673)          1,085
                                                                                     --------       ---------       ---------
       NET CASH PROVIDED BY OPERATING ACTIVITIES ..............................        29,866          31,766          32,546

INVESTING ACTIVITIES
   Acquisition of property, equipment and land held for expansion .............       (58,422)        (46,458)        (33,594)
   Disposition of property, equipment and land held for expansion .............         5,517           7,653           1,673
   Other investing activities .................................................        (5,748)         (5,979)         (3,400)
                                                                                     --------       ---------       ---------
       NET CASH USED FOR INVESTING ACTIVITIES .................................       (58,653)        (44,784)        (35,321)

FINANCING ACTIVITIES
   Repayments of short-term borrowings ........................................            --         (10,755)         (4,245)
   Proceeds of long-term borrowings ...........................................        60,000         172,000          47,580
   Proceeds of sales/leaseback ................................................         6,947              --              --
   Payments of long-term debt and capital lease obligations ...................       (37,504)       (112,183)        (37,141)
   Debt acquisition costs .....................................................            --          (5,918)             --
   Debt extinguishment costs ..................................................            --          (3,278)             --
   Purchase of Class A and Class B Common Stock for treasury ..................        (1,218)         (3,189)            (28)
   Cash dividends paid ........................................................        (3,714)         (3,715)         (3,697)
   Stock options exercised ....................................................         1,250           1,073              --
   Other financing activities .................................................            --              --              13
                                                                                     --------       ---------       ---------
       NET CASH PROVIDED BY FINANCING ACTIVITIES ..............................        25,761          34,035           2,482

INCREASE (DECREASE) IN CASH AND EQUIVALENTS ...................................        (3,026)         21,017            (293)
Cash and equivalents at beginning of year .....................................        33,546          12,529          12,822
                                                                                     --------       ---------       ---------

CASH AND EQUIVALENTS AT END OF YEAR ...........................................      $ 30,520       $  33,546       $  12,529
                                                                                     ========       =========       =========


--------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands, except per share amounts or as otherwise noted)


NOTE A -- SIGNIFICANT ACCOUNTING POLICIES
Significant accounting policies followed in preparation of the consolidated financial statements are:

FISCAL YEAR
The Company's fiscal year ends on Saturday of the thirteenth week of each calendar year. All references herein to "1999", "1998" and "1997" relate to the fiscal years ended March 27, 1999, March 28, 1998, and March 29, 1997, respectively.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Marsh Supermarkets, Inc. and all majority-owned subsidiaries ("the Company"). Investments in partnerships in which the Company has a minority interest are accounted for by the equity method. Significant intercompany accounts and transactions have been eliminated.

CASH AND EQUIVALENTS
Cash and equivalents consist of highly liquid investments with a maturity of three months or less when purchased. The carrying amount approximates fair value of those assets.

INVENTORIES
Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out ("LIFO") method for the principal components of inventories, and by the first-in, first-out ("FIFO") method for the remainder (see Note B).

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost, including a provision for capitalized interest. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives of the assets, generally five to 12 years for equipment and 20 years for buildings. For income tax purposes, accelerated methods and statutory lives are used to compute depreciation.

CAPITALIZED LEASE PROPERTY
Capitalized lease assets are amortized using the straight-line method over the term of the lease, or in accordance with practices established for similar owned assets if ownership transfers to the Company at the end of the lease term. Amortization is included with depreciation expense.

INCOME TAXES
Deferred tax assets and liabilities result from differences between financial reporting and tax bases of assets and liabilities, measured using enacted tax rates and laws expected to be in effect when the differences reverse.

EXCISE TAXES
Sales and cost of merchandise sold include state and federal excise taxes on tobacco, gasoline and alcohol products of approximately $100 million, $100 million and $97 million in 1999, 1998 and 1997, respectively.

ADVERTISING COSTS
Advertising communication costs are expensed in the period incurred and production costs are expensed the first time the advertising is distributed. Advertising costs in the amounts of $18.5 million, $16.4 million, and $16.0 million were recorded and included in selling, general and administrative expenses for 1999, 1998 and 1997, respectively.

COST OF OPENING STORES
Non-capital expenditures associated with opening new stores are expensed as incurred.

RECLASSIFICATIONS
Certain items in the 1998 and 1997 consolidated financial statements were reclassified to conform with the 1999 presentation.

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

ACCOUNTING CHANGES
Accounting for the Impairment of Long-Lived Assets
The Company adopted FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," in the first quarter of 1997. The Statement establishes accounting standards for recognizing and measuring impairment of long-lived assets, and requires reducing the carrying amount of any impaired assets to fair value. Adoption of FAS 121 resulted in a charge to earnings of $4.6 million, net of tax, primarily related to the adjustment of building and equipment carrying costs and leases of eight supermarkets and 12 convenience stores. The Company estimated fair value based on its experience in the acquisition and disposal of similar assets. The charge was reflected in income as follows: $2.6 million ($1.6 million net of tax) in selling, general and administrative expenses, and $4.9 million ($3.0 million net of tax) in depreciation and amortization. The Company continues to expect prospective earnings to improve approximately $0.9 million annually ($0.6 million after tax, or $.06 per diluted share) as a result of adopting FAS 121.

ENVIRONMENTAL LIABILITIES
The Company recognizes environmental liabilities when environmental assessments indicate remedial efforts are required and the costs can be reasonably estimated. Estimates of liability are based on all currently known facts, prior remediation experience, existing technology, and presently enacted federal and state statutes, ordinances and regulations concerning the storage and dispensing of petroleum products. These estimated liabilities are subject to revision in future periods as actual costs and new information becomes known. The amounts recorded in the balance sheet are reduced by estimated recoveries the Company may receive from the Indiana Underground Storage Tank Excess Liability fund ("ELF"), which reimburses owners and operators of underground storage tanks ("USTs") for approved costs incurred in connection with the remediation of soil and groundwater contamination. Potential recoveries from third parties that may be responsible for all or part of the contamination are not recorded in the balance sheet.

The Company is aware of the existence of petroleum contamination at 30 Village Pantry locations and has commenced remediation at each of these sites. The Company currently estimates the maximum aggregate cost to be incurred in connection with compliance with existing environmental laws and regulations applicable to USTs will not exceed approximately $0.4 million and has charged this amount, net of estimated recoveries from ELF, to earnings. Current environmental laws and regulations require monthly UST leak detection tests be performed, with test results to be retained for examination. The Company has installed continuous statistical leak detection devices on all USTs and retains weekly test results for examination.

NOTE B -- INVENTORIES
Inventories valued by the LIFO method represented approximately 76% and 75% of consolidated inventories at March 27, 1999 and March 28, 1998, respectively. Current inventory cost exceeded the carrying amount of LIFO inventories by $12.1 million at March 27, 1999, and $15.1 million at March 28, 1998.

NOTE C -- DEBT
Long-term debt consisted of the following:

                                                1999              1998
                                                ----              ----
Notes payable to insurance companies:
     10.05% notes .....................      $  17,253       $  18,116
      9.05% notes .....................         18,065          18,882
Revolving credit agreements ...........         25,000              --
8 7/8% Senior Subordinated Notes ......        150,000         150,000
      Less discount ...................         (1,021)         (1,144)
7% convertible subordinated debentures          19,909          19,909
Other .................................          1,941           2,391
Less current maturities ...............         (2,247)         (2,150)
                                             ---------       ---------
                                             $ 228,900       $ 206,004
                                             =========       =========

The 10.05% notes are payable in monthly installments (principal and interest) of $220,000 through 2009.

The 9.05% notes are payable in quarterly installments (principal and interest) of $625,000 through 2011. In 2000, the Company or lender may initiate an interest rate renegotiation or require retirement of the notes.

Amounts borrowed under the revolving credit agreements are for terms selected by the Company at the time of borrowing. Interest rates are LIBOR based and principal and interest are payable at maturity. Of the amounts borrowed at March 27, 1999, $15.0 million matures in May, 2000, and $10.0 million matures in July, 2000. The agreements permit total borrowings of $50.0 million and commitment fees of 0.15% to 0.25% are paid on unused amounts.

The 7% convertible subordinated debentures mature February 15, 2003. They are convertible, at the holder's option at any time, into Class B Common Stock at a conversion price of $15.50 per share. They are redeemable, at the Company's option, at declining prices which started at 103.5% of the principal amount in 1996. The debentures are subordinate to all present and future senior indebtedness.

The 8 7/8% Senior Subordinated Notes were issued in August 1997. Proceeds from the issuance were used to prepay senior notes and related prepayment penalties, and amounts outstanding under existing revolving credit agreements. Interest is payable semi-annually and the principal matures in August 2007. The effective interest rate is 9.0%. Prepayment penalties of $5.0 million, plus $0.2 million in unamortized debt acquisition costs, were charged to income as an extraordinary item in the second quarter of 1998. The after tax charge of $3.3 million represents $.34 per diluted share.

Land and buildings with a net carrying amount of $36.7 million are pledged as collateral to the 10.05% notes and the 9.05% notes. During 1999, a lender released the Company's guarantee of a $1.5 million portion of two mortgages for a 25% owned, unconsolidated subsidiary.

At March 27, 1999, the fair market value of the Company's long-term debt was approximately $240.3 million. The fair market value was estimated using quoted market rates for publicly traded debt and current incremental borrowing rates for non-public debt.

Several of the loan agreements require maintenance of minimum working capital and limit cash dividends, repurchases of common stock, future indebtedness, lease obligations, investments, and disposition of assets. Under the most restrictive covenant, the amount available for payment of dividends and purchases of treasury shares was approximately $7.5 million at March 27, 1999.

The Company has commitments from various banks for short-term borrowings of up to $20.0 million at rates at or below the prime rates of the committed banks. No amounts were borrowed at March 27, 1999 or March 28, 1998.

Aggregate future principal payments of long-term debt outstanding at March 27, 1999 are:

           2000 ........................             $  2,247
           2001 ........................               27,208
           2002 ........................                2,425
           2003 ........................               22,573
           2004 ........................                2,927
           Thereafter ..................              174,788

Interest expense consisted of:

                                 1999         1998          1997
                                 ----         ----          ----
Long-term debt ...........      $18,310      $16,870      $12,141
Capital lease obligations           936          543          641
Other ....................           15          332          248
                                -------      -------      -------
Total interest expense ...      $19,261      $17,745      $13,030
                                =======      =======      =======

Interest capitalized .....      $ 1,536      $   413      $   528
                                =======      =======      =======

Cash payments for interest      $20,004      $17,004      $13,511
                                =======      =======      =======

NOTE D - GUARANTOR SUBSIDIARIES
Other than three inconsequential subsidiaries, all of the Company's subsidiaries (the "Guarantors") have guaranteed on a joint and several basis the Company's obligations under the $150.0 million 8 7/8% Senior Subordinated Notes. The Guarantors are 100% wholly-owned subsidiaries of the Company. The Guarantors comprise all of the direct and indirect subsidiaries of the Company (other than three inconsequential subsidiaries). The Company has not presented separate financial statements and other disclosures concerning each Guarantor because management has determined that such information is not material to investors.

Summarized combined financial information for 1999, 1998 and 1997 for the Guarantors is set forth below:

                                           1999         1998
                                           ----         ----
Current assets.....................      $178,504   $164,316
Current liabilities................       111,778    104,486
Noncurrent assets..................       280,966    244,400
Noncurrent liabilities.............        71,249     49,188

                                           1999         1998            1997
                                           ----         ----            ----
Total revenues.....................    $1,606,289   $1,503,944      $1,451,703
Gross profit.......................       398,192      371,648         355,117
Income before
  extraordinary item...............        25,924       19,634           3,809
Net income.........................        25,924       16,356           3,809

NOTE E -- LEASES
Of the Company's 265 retail stores, 105 are leased under commercial lease agreements providing for initial terms generally from 15 to 20 years with options to extend the initial terms up to an additional 20 years. The Company also leases a portion of its transportation and store equipment for periods of from three to eight years plus renewal and purchase options.

Capitalized lease property consisted of store facilities having a net carrying cost of $12.0 million at March 27, 1999 and $5.6 million at March 28, 1998.

Future minimum lease payments for capital and operating leases with terms in excess of one year, and the present value of capital lease obligations, at March 27, 1999, were as follows:

                                                    Capital   Operating
                                                    Leases     Leases
                                                    ------    ---------
2000...........................................     $2,355    $ 17,642
2001...........................................      2,190      14,466
2002...........................................      1,935      10,805
2003...........................................      1,935       7,627
2004...........................................      1,935       5,424
Later years....................................     21,530      13,279
                                                   -------    --------
                                                    31,880    $ 69,243
                                                              ========

Less:
   Estimated executory costs..................           37
   Amounts representing interest..............       18,280
                                                   --------
Present value of net minimum
   lease payments.............................     $ 13,563
                                                   ========

Minimum annual lease payments will be reduced by $4.4 million from future sublease rentals due over the term of the subleases.

Rental expense consisted of:

                                    1999       1998        1997
                                    ----       ----        ----
Minimum rentals.............      $21,913   $ 20,900    $ 21,719
Contingent rentals..........          126        125         151
Sublease rental income......       (1,669)    (1,895)     (1,715)
                                  -------    -------    --------
                                  $20,370    $19,130    $ 20,155
                                  =======    =======    ========

NOTE F - EMPLOYEE BENEFIT PLANS
Historically, the Company provided a qualified defined benefit pension plan covering the majority of its non-union employees and an unfunded supplemental retirement plan for corporate officers designated by the Board of Directors. The plan provides for payment of retirement benefits on the basis of employees' length of service and earnings history. The Company's funding policy with regard to the qualified defined benefit pension plan is consistent with federal laws and regulations. Plan assets consist principally of listed stocks, corporate and government notes and bonds.

On December 31, 1996, the Company froze benefit accruals under its qualified defined benefit pension plan and concurrently amended one of the Company's defined contribution savings plans to permit discretionary Company contributions. As a result of freezing the pension plan, the Company recorded a pretax net pension curtailment loss of $2.4 million in the first quarter of 1997, in addition to the $1.8 million net pension expense reported for 1997.

In February 1998, the Financial Accounting Standards Board issued Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (FAS 132), which changed the disclosures previously required. The Company has adopted FAS 132 and has restated its disclosures of pension and other postretirement benefits for the year ended March 28, 1998.

The amounts recognized in the consolidated balance sheets and the funded status of the plans were as follows:


                                           Pension                  Postretirement
                                     1999           1998          1999          1998
                                   --------       -------       --------       ------
Change in benefit obligation:
Benefit obligation at
  beginning of year .........      $ 49,451       $ 43,061       $ 2,739       $2,259
Service cost ................           247            192           276          215
Interest cost ...............         3,086          3,312           180          169
Actuarial (gain) loss .......        (4,382)         4,713          (361)         242
Benefits paid ...............        (1,982)       ( 1,827)         (172)        (146)
                                   --------       -------       --------       ------
Benefit obligation at
  end of year ...............      $ 46,420       $ 49,451       $ 2,662       $2,739
                                   ========       ========       =======       ======

Change in plan assets:
Fair value of plan assets
  at beginning of year ......      $ 46,324       $ 38,648       $    --       $   --
Return on plan assets .......            (8)         8,515            --           --
Company contribution ........            --            988           172          146
Benefits paid ...............        (1,982)        (1,827)         (172)        (146)
                                   --------       --------       -------       ------
Fair value of plan assets
  at end of year ............      $ 44,334       $ 46,324       $    --       $   --
                                   ========       ========       =======       ======

                                      Pension             Postretirement
                                  1999       1998        1999       1998
                               -------     --------    -------    --------
Funded status of the
  plan (underfunded) ....      $(2,086)    $ (3,127)   $(2,662)   $ (2,739)
Unrecognized net
  actuarial gain ........       (1,219)      (1,008)      (815)       (717)
Unrecognized prior
  service cost ..........          974        1,106         --          --
Unrecognized net
  transition obligation .           15           52         --          --
                               -------     --------       ----    --------
Accrued benefit cost ....      $(2,316)    $ (2,977)   $(3,477)   $ (3,456)
                               =======     ========    =======    ========

The components of net pension benefit expense (income) and assumptions used were as follows:

                                           1999        1998      1997
                                         --------     -------   ------
Service cost...........................  $    247     $   192   $1,510
Interest cost..........................     3,086       3,312    3,267
Expected return on plan assets.........    (4,083)     (3,431)  (3,615)
Recognized actuarial (gain) loss.......       (80)         --      676
Amortization of prior service cost            132         132       10
Transition obligation/(asset)
    recognition........................        37          37      (55)
                                         --------     -------   ------
Benefit (income) cost..................  $  ( 661)    $   242   $1,793
                                         ========     =======   ======

Discount rate..........................      7.00%       7.00%    8.00%
Expected return on
   pension plan assets.................      9.00%       9.00%    9.00%
Rate of compensation increase
   for supplemental plan...............      5.00%       5.00%    3.50%

The components of net postretirement benefits costs were as follows:

                                              1999     1998     1997
                                              ----     ----     ----
Service cost.............................    $ 276    $ 215    $ 215
Interest cost............................      180      169      161
Recognized net actuarial gain............      (43)     (89)     (73)
                                             -----    -----    -----
Benefit cost.............................    $ 413    $ 295    $ 303
                                             =====    =====    =====

The discount rate assumptions used to compute the postretirement benefit obligation at year end were 7.00% in 1999 and 1998, and 8.00% in 1997. The Company's assumed healthcare cost trend rate is 11.00% for 2000, decreasing gradually to 6.00% by 2014, and thereafter. The assumed health care cost trend rate can have a significant effect on the amounts reported. A one-percentage-point change in the assumed rate, however, would not have a material effect on the benefit obligation or expense.

The Company provides certain postretirement health care benefits for its non-union retirees and their eligible spouses. The plans are contributory with retiree contributions adjusted annually and certain other cost sharing features, such as deductibles and co-insurance.

The Company provides two defined contribution savings plans that allow 401(k) contributions by employees who elect to participate and can satisfy minimum age and annual service requirements. The plans provide the opportunity for additional financial security during retirement by offering employees an incentive to make tax advantaged contributions to a savings plan. The Company expense for these plans was $3.0 million in 1999, $3.4 million in 1998 and $1.3 million in 1997. The increase subsequent to 1997 represents the Company's discretionary contribution to the plan amended concurrent with the December 1996 benefit freeze under the defined benefit plan.

The Company also participates in a multi-employer plan that provides defined benefits to its union employees. The Company expense for this plan amounted to $0.7 million in 1999, 1998 and 1997.

NOTE G -- INCOME TAXES
The following are components of deferred tax assets and liabilities:

                                                                     1999          1998
                                                                   --------     --------
Deferred tax assets:
   Compensation and benefit accruals...........................    $  3,720     $  3,565
   Self insurance reserves.....................................       2,619        1,967
   Other.......................................................       3,975        2,873
                                                                   --------     --------
      Total deferred tax assets................................      10,314        8,405
Deferred tax liabilities:
   Property and equipment, including
      leased property..........................................     (16,211)     (14,764)
   Prepaid employee benefits...................................      (3,158)      (1,341)
   Inventory...................................................      (3,036)      (2,531)
   Other.......................................................        (671)        (675)
                                                                   --------     --------
      Total deferred tax liabilities...........................     (23,076)     (19,311)
                                                                   --------     --------
Net deferred tax liability.....................................    $(12,762)    $(10,906)
                                                                   ========     ========

Income tax expense (credit) consisted of the following:

                                                1999      1998         1997
                                               ------   -------      -------
Current -  Federal..........................   $2,969   $  (230)     $   526
           State............................       63       189          445
Deferred - Federal..........................    1,833     4,431         (849)
           State............................       23      (739)        (127)
                                               ------   -------      -------
                                               $4,888   $ 3,651      $    (5)
                                               ======   =======      =======

Cash payments.............................     $1,233   $ 1,340      $ 1,807
                                               ======   =======      =======

A reconciliation of income tax expense (credit) is as follows:

                                                 1999      1998        1997
                                                ------   -------      -----
Federal statutory tax rate................     $5,764   $ 4,584      $   (96)
State and local, net of federal tax                56      (357)         206
Other.....................................       (932)     (576)        (115)
                                               ------   -------      -------
Total income tax expense (credit)              $4,888   $ 3,651      $    (5)
                                               ======   =======      =======

NOTE H - EARNINGS PER SHARE
The following table sets forth the computation of the numerators and denominators used in the computation of earnings per share and diluted earnings per share (amounts in thousands):

                                            1999           1998          1997
                                          --------       -------       -------
Income before extraordinary item ...      $ 11,581       $ 9,445       $  (244)
Extraordinary item, net of tax .....            --        (3,278)           --
                                          --------       -------       -------
Numerator for earnings per share ...        11,581         6,167          (244)
Effect of convertible debentures ...           981           999            --
                                          --------       -------       -------
Numerator for diluted EPS - income
 (loss) after assumed conversions ..      $ 12,562       $ 7,166       $  (244)
                                          ========       =======       =======

Weighted average shares outstanding          8,447         8,438         8,395
  Non-vested restricted shares .....          (150)          (80)           --
                                          --------       -------       -------
Denominator for earnings per share .         8,297         8,358         8,395
Effect of dilutive securities:
  Non-vested restricted shares .....           150            80            --
  Employee stock options ...........            89           116            37
  Convertible debentures ...........         1,290         1,290            --
                                          --------       -------       -------
Denominator for diluted EPS -
  adjusted weighted average shares .         9,826         9,844         8,432
                                          ========       =======       =======

Convertible debentures were not included in the computation of 1997 earnings per share because the effect would be antidilutive.

NOTE I - BUSINESS SEGMENTS
The Company operates within two business segments; the retail sale of food and related products through supermarkets, convenience stores and food services, and the wholesale distribution of food and related products by CSDC, principally to unaffiliated convenience stores. The business units within each segment are evaluated on revenues, operating income, and income before taxes and extraordinary items.

The following table represents the Company's adoption of Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information."

                                       Retail        Wholesale   Consolidated
                                       ------        ---------   ------------
Year ended March 27, 1999:
External revenues ............      $ 1,288,996       $317,315      $ 1,606,311
Intersegment sales ...........           30,791         84,332          115,123
Depreciation and
   amortization ..............           21,804            753           22,557
Operating income .............           29,369          6,361           35,730
Interest expense .............           17,754          1,507           19,261
Income before taxes and
  extraordinary item .........           11,615          4,854           16,469
Total assets .................          474,408         35,275          509,683
Capital expenditures .........           57,479            943           58,422

Year ended March 28, 1998:

External revenues ............      $ 1,231,437       $273,696      $ 1,505,133
Intersegment sales ...........           30,010         75,516          105,526
Depreciation and
   amortization ..............           19,321            698           20,019
Operating income .............           26,943          3,898           30,841
Interest expense .............           16,464          1,281           17,745
Income before taxes and
  extraordinary item .........           10,479          2,617           13,096
Total assets .................          426,822         33,217          460,039
Capital expenditures .........           45,790            668           46,458

Year ended March 29, 1997:

External revenues ............      $ 1,208,622       $243,108      $ 1,451,730
Intersegment sales ...........           31,586         75,236          106,822
Depreciation and
   amortization ..............           23,032            697           23,729
Operating income .............           10,371          2,410           12,781
Interest expense .............           12,197            833           13,030
Income (loss) before taxes and
  extraordinary item .........           (1,826)         1,577             (249)
Total assets .................          370,331         25,300          395,631
Capital expenditures .........           33,426            216           33,642

Intersegment sales are at cost plus a nominal markup and are eliminated in the consolidated statements of income. Operating income for the year ended March 27, 1999, included $1.7 million of retail and $1.7 million of wholesale gains resulting from an approximate 25% increase in cigarette manufacturers' prices. Retail amounts for the year ended March 27, 1997, reflect pre-tax charges of $2.6 million in selling, general and administrative expenses and $4.9 million in depreciation and amortization resulting from the adoption of FAS 121.

NOTE J -- SHAREHOLDERS' EQUITY AND EMPLOYEE STOCK PLANS

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

CHANGES IN SHARES OUTSTANDING
Changes in shares issued and treasury shares during the three years ended March 27, 1999, were as follows:

Issued shares:                              Class A          Class B
--------------                             ---------        ---------
Balance at March 29, 1997, March 28,
  1998 and March 27, 1999 ..........       4,695,253        5,265,158

Treasury shares:
Balance at March 30, 1996 ..........         844,555          720,303
  Acquisition of shares ............             107            2,283
  Stock options exercised ..........              --           (1,500)
  Restricted stock grant ...........              --             (500)
                                          ----------       ----------
Balance at March 29, 1997 ..........         844,662          720,586
  Acquisition of shares ............          91,604          113,546
  Stock options exercised ..........         (34,650)         (54,075)
  Restricted stock grant ...........        (150,750)              --
                                          ----------       ----------
Balance at March 28,1998 ...........         750,866          780,057
  Acquisition of shares ............          64,905            9,688
  Stock options exercised ..........         (71,625)         (14,627)
  Restricted stock grant ...........         (65,000)              --
Balance at March 27, 1999 ..........         679,146          775,118
                                          ----------       ----------


Net outstanding at March 27, 1999 ..       4,016,107        4,490,040
                                          ==========       ==========

STOCK OPTION PLANS AND SHARES RESERVED
The 1998 Stock Incentive Plan reserves 750,000 shares of common stock, in any combination of Class A and Class B, for the grant of stock options, restricted stock and/or other stock-based awards. The option price for any incentive stock option may not be less than 100% of the fair market value of the Common Stock as of the date of grant and for any non-qualified stock option may not be less than 85% of the fair market value as of the date of grant. Options granted to date become exercisable pro-rata over a four year period beginning one year from the date of grant and expire 10 years from date of grant.The 1991 Employee Stock Incentive Plan (as amended in May 1995) reserves 750,000 shares of common stock, in any combination of Class A and Class B, for the grant of stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights and/or other stock-based awards. Grants of options made under this plan are non-qualified. Substantially all grants were at the market value of the underlying common stock at date of grant. They become exercisable pro-rata over a four year period beginning one year from date of grant and expire 10 years from date of grant.

Grants made prior to 1992 were under the 1987 Stock Option Plan at prices equal to 85% of market value of the underlying common stock at the date of grant. They are exercisable pro-rata over a four year period and expire 10 years from date of grant. The 1987 Plan authorized 375,000 shares for grants of options; no further grants may be made under the 1987 Plan.

At the 1992 Annual Meeting, shareholders approved the 1992 Stock Option Plan for Outside Directors under which 50,000 shares of Class B Common Stock were reserved for the grant of stock options and restricted stock to non-employee directors. Options are granted upon election of each of the directors by the shareholders at the market value of the underlying common stock at date of grant. The options become exercisable and restrictions lapse in equal installments, on the date of each of the two Annual Meetings following the date of grant and expire 10 years from date of grant. Additionally, 3,500 shares of restricted stock have been issued to outside directors upon their first election as a director.

In 1998, shareholders approved the Outside Directors' Stock Plan which provides outside directors the opportunity to use all or any portion of the fees paid by the Company for their services as directors to purchase Class B Common Stock from the Company in lieu of a cash payment of such fees. The plan authorized 100,000 shares of Class B Common Stock and shares issued pursuant to the plan may be authorized but unissued shares or treasury shares.
Shares are purchased quarterly at market price.

A summary of the Company's stock option activity follows (price is weighted average; options are in thousands):

                                     Class A shares         Class B shares
                                    ----------------      ------------------
                                    Price    Options      Price      Options
                                    -----    -------      -----      -------
Outstanding at March 30, 1996      $13.26       518       $12.10       463
Granted .....................       13.50        10        10.50         4
Exercised ...................          --        --         9.50        (2)
Forfeited ...................       12.86       (33)       12.73       (53)
                                               ----                   ----
Outstanding at March 29, 1997       13.28       495        12.01       412
Granted .....................          --        --        14.75         2
Exercised ...................       10.91       (35)       10.40       (54)
Forfeited ...................       13.50       (18)       11.35        (3)
                                               ----                   ----
Outstanding at March 28, 1998       13.46       442        12.27       357
Granted .....................       15.38        98        14.13         4
Exercised ...................       13.23       (72)       10.60       (13)
Expired .....................       12.75       (19)       12.75       (42)
                                               ----                   ----
Outstanding at March 27, 1999       13.94       449        12.31       306
                                               ====                   ====

Related stock option information is as follows (options are in thousands):

                                            1999        1998         1997
                                            ----        ----         ----
Exercisable at the end of the year
    Class A shares ...............          277          272          227
    Class B shares ...............          297          328          345
Weighted average exercise price
    Class A shares ...............      $ 13.56      $ 13.44      $ 13.03
    Class B shares ...............        12.28        12.48        12.47
Weighted average exercise price
    of options granted during
       the year
    Class A shares ...............      $ 15.38      $    --       $13.50
    Class B shares ...............        14.13        14.75        10.50

At March 27, 1999, the range of option exercise prices for Class A shares was $13.50 to $15.38 and for Class B shares was $9.50 to $15.50 and the weighted-average remaining contractual life of those options for Class A and Class B shares was 8.6 years and 3.6 years, respectively.

The Company has adopted the disclosure only provisions of FAS 123, "Accounting for Stock Based Compensation". In accordance with the provisions of FAS 123, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost if the exercise price of the options granted is equal to the market price of the underlying common stock at the date of grant. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by FAS 123, net income would have been reduced by $273,000 in 1999, $234,000 in 1998 and $201,000 in 1997. Earnings per share would have been reduced by $.04 in 1999, $.03 in 1998 and $.02 in 1997. Diluted earnings per share would have been reduced by $.01 in 1999 and $.02 in both 1998 and 1997.

The fair values of options granted were estimated using a Black-Scholes option pricing model with the following assumptions for 1999: a risk-free interest rate of 5.7%; dividend yield of 3.3%, a volatility factor of the expected market price of the Company's common stock of .38; and a weighted-average expected life of the options of nine years. The assumptions for 1998 and 1997 were; a risk-free interest rate of 6.8%; dividend yield of 3.3%, a volatility factor of
 .26; and a weighted-average expected life of the options of nine years. Because the Company's employee stock options have characteristics significantly different from those typically valued using the Black-Scholes option pricing model, and changes in the subjective input assumptions can materially affect the fair market estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

In December 1998, 65,000 shares of restricted Class A Common Stock were granted under the 1998 Stock Incentive Plan and in September 1997, 150,750 shares of restricted Class A Common Stock were granted under the 1991 Employee Stock Incentive Plan to certain key employees. The shares will vest ratably on each of the first four anniversaries of the date of grant and are subject to restrictions on their sale or transfer.

The Company presently holds notes receivable totaling $472,000 for funds loaned to six employees to exercise certain stock options granted under the 1987 Plan and under an expired 1980 plan. The notes bear interest at 6% per annum, are due on various dates with the last maturing October, 2001, and are collateralized by the shares. The amount of the receivable is shown on the balance sheet as a reduction of equity.

As of March 27, 1999, a total of 1,290,323 shares of Class B Common Stock was reserved for conversion of debentures; 65,725 shares in any combination of Class A and Class B were reserved for future awards under the 1991 Plan; 587,250 shares in any combination of Class A and Class B were reserved for future awards under the 1998 Plan; and 22,500 shares of Class B were reserved under the 1992 Stock Option Plan for Outside Directors.

AMENDED AND RESTATED RIGHTS PLAN
In December 1998, the Company announced that the Board of Directors had amended and restated the 1989 Shareholder Rights Plan, pursuant to which preferred stock purchase rights ("Rights") were previously distributed as a dividend at the rate of one Right for each common share held. Each Right entitles a shareholder to buy one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock of the Company at an exercise price of $65. The Rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of either class of the Company's common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 20% or more of either class of the Company's common stock. If any person becomes the beneficial owner of 20% or more of either class of the Company's common stock, or if a 20% or more shareholder engages in certain self-dealing transactions or a merger transaction with the Company in which the Company is the surviving corporation and its common shares are not changed or converted, then each Right not owned by such person or related parties will entitle its holder to purchase, at the Right's then-current exercise price, shares of common stock (or, in certain circumstances as determined by the Board, cash, property or other securities of the Company) having a value of twice the Right's exercise price.

In addition, if the Company is involved in a merger or other business combination transaction with another person in which its common stock is changed or converted, or sells 50% or more of its assets or earning power to another person, each Right will entitle its holder to purchase, at the Right's then-current exercise price, common shares of such other person having a value of twice the Right's exercise price. The Company will generally be entitled to redeem the rights at $.01 per Right, at any time until the 15th day following public announcement that a 20% position has been acquired. The Rights expire on December 24, 2008.

SELECTED FINANCIAL DATA  (in thousands, except per share amounts)


                                                         March 27,       March 28,        March 29,       March 30,      April 1,
As of and for the year ended                               1999            1998             1997            1996           1995
---------------------------------------------------     --------------------------------------------------------------------------

Sales and other revenues ..........................     $1,606,311      $1,505,133       $1,451,730      $1,390,543     $1,303,261

Income (loss) before income taxes and
  extraordinary item ..............................         16,469          13,096             (249)         14,284         12,790

Income (loss) before extraordinary item ...........         11,581           9,445             (244)          9,033          8,573
Extraordinary item, net of tax ....................             --          (3,278)              --              --             --
                                                        ----------      ----------       ----------      ----------     ----------
Net income (loss) .................................     $   11,581      $    6,167       $     (244)     $    9,033     $    8,573
                                                        ==========      ==========       ==========      ==========     ==========


Earnings (loss) per common share:
    Before extraordinary item .....................     $     1.40      $     1.13       $     (.03)     $     1.07     $     1.02
    Net income (loss) .............................           1.40             .74             (.03)           1.07           1.02

Earnings (loss) per common share -
 assuming dilution:
    Before extraordinary item .....................     $     1.28      $     1.07       $     (.03)     $     1.02     $      .98
    Net income (loss) .............................           1.28             .73             (.03)           1.02            .98

Dividends declared per share ......................     $      .44      $      .44       $      .44      $      .44     $      .44

Total assets ......................................     $  509,683      $  460,039       $  395,631      $  387,294     $  378,471
Long-term liabilities .............................        241,720         212,461          145,429         135,066        143,102
Total shareholders' equity ........................        124,480         116,079          115,448         118,158        114,314



Earnings per share amounts for 1995 through 1997 have been restated to comply with Statement of Financial Accounting Standard No. 128, "Earnings Per Share".

SELECTED QUARTERLY FINANCIAL DATA (unaudited)
(in thousands, except per share amounts)

                                           -----------------------------------------   ------------------------------------------
                                                             1999                                        1998
                                            Fourth     Third      Second     First      Fourth     Third      Second      First
                                           -----------------------------------------   ------------------------------------------

Sales and other revenues.................  $374,164   $383,042   $488,483   $360,622   $339,353   $356,206   $465,650    $343,924
                                           --------   --------   --------   --------   --------   --------   --------    --------
Gross profit.............................    93,431     94,446    120,928     89,409     86,257     87,932    114,871      83,777
Selling, general and administrative......    79,619     80,157    104,446     75,705     73,196     76,072    100,446      72,263
Depreciation and amortization............     5,768      5,180      6,712      4,897      5,039      4,669      5,935       4,376
                                           --------   --------   --------   --------   --------   --------   --------    --------
Operating profit.........................     8,044      9,109      9,770      8,807      8,022      7,191      8,490       7,138
Interest and debt expense amortization...     4,347      4,510      6,120      4,284      4,406      4,454      5,822       3,063
                                           --------   --------   --------   --------   --------   --------   --------    --------
Income before income taxes and
  extraordinary item.....................     3,697      4,599      3,650      4,523      3,616      2,737      2,668       4,075
Income taxes.............................       798      1,401      1,194      1,495        856        776        843       1,176
                                           --------   --------   --------   --------   --------   --------   --------    --------
Income before extraordinary item.........     2,899      3,198      2,456      3,028      2,760      1,961      1,825       2,899
Extraordinary item, net of tax...........        --         --         --         --         --         --     (3,278)         --
                                           --------   --------   --------   --------   --------   --------   --------    --------
Net income (loss)........................  $  2,899   $  3,198   $  2,456   $  3,028   $  2,760   $  1,961   $ (1,453)   $  2,899
                                           ========   ========   ========   ========   ========   ========   ========    ========

Earnings (loss) per common share:
  Before effect of extraordinary item....  $    .35   $    .38   $    .30   $    .37   $    .33   $    .24   $    .22    $    .35
  Extraordinary item.....................        --         --         --         --         --         --       (.39)         --
                                           --------   --------   --------   --------   --------   --------   --------    --------
  Net income (loss) per common share.....  $    .35   $    .38   $    .30   $    .37   $    .33   $    .24   $   (.17)   $    .35
                                           ========   ========   ========   ========   ========   ========   ========    ========

Earnings (loss) per common share -
 assuming dilution:
  Before effect of extraordinary item....  $    .32   $    .35   $    .28   $    .34   $    .31   $    .22   $    .21    $    .32
  Extraordinary item.....................        --         --         --         --         --         --       (.38)         --
                                           --------   --------   --------   --------   --------   --------   --------    --------
  Net income (loss) per common share.....  $    .32   $    .35   $    .28   $    .34   $    .31   $    .22   $   (.17)   $    .32
                                           ========   ========   ========   ========   ========   ========   ========    ========


COMMON STOCK PRICES:
   Class A -      High...................  $  17.25   $  17.88   $  17.75   $  16.75   $  16.75   $  15.75   $  16.25    $  14.88
                  Low....................     12.88      13.50      14.00      13.00      15.38      14.88      13.75       12.25

   Class B -      High...................     15.00      15.00      15.38      15.75      16.13      16.50      17.00       14.38
                  Low....................     11.38      12.38      12.31      13.00      14.88      14.75      13.75       11.75

CASH DIVIDEND:    Class A................  $    .11   $    .11   $    .11   $    .11   $    .11   $    .11   $    .11    $    .11
                  Class B................       .11        .11        .11        .11        .11        .11        .11         .11


Cash dividends have been paid on the common stock during each quarter for the past 39 years.



Quarterly earnings per share are based on weighted average shares outstanding for the quarter, therefore, the sum of the quarters may not equal the full year earnings per share amount.

The first, third and fourth quarters are 12 weeks, and the second quarter is 16 weeks.

Unusual or infrequently occurring items recognized in net income in the quarterly results are as follows:
     Fourth quarter 1999:  Income per diluted share increased $.11 from sales of surplus real estate.
     Third quarter 1999:   Income per diluted share increased $.20 from
                           cigarette manufacturers' price increase, net of LIFO
                           effect.
     Second quarter 1999:  Income per diluted share increased $.08 from sales of surplus real estate and $.04 from the reversal of
                           environmental remediation reserves.
     Fourth quarter 1998:  Income per diluted share increased $.12 from sales of surplus real estate.
     Third quarter 1998:   Income per diluted share increased $.02 from sales of
                           surplus real estate.
     Second quarter 1998:  Income per diluted share increased $.03 from sales of surplus real estate.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
The following discussion includes certain forward-looking statements. Actual results could differ materially from those reflected by the forward-looking statements for they are subject to known and unknown risks and uncertainties which could adversely affect future results, liquidity and capital resources. These factors include softness in the general retail food industry, the entry of new competitive stores in the Company's market, the stability of distribution incentives from suppliers, the level of discounting by competitors, the timely and on budget completion of store construction, expansion, conversion and remodeling, uncertainties relating to tobacco and environmental matters, the ability of the Company and significant third parties with whom it does business to effect conversions to new technological systems, including being Year 2000 compliant, and the level of margins achievable in the Company's operating divisions and their ability to minimize operating expenses. Although management believes it has the business strategy and resources needed for improved operations, future revenue and margin trends cannot be reliably predicted. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

The following table sets forth certain income statement components, expressed as a percentage of sales and other revenues, and the percentage change in such components:

                                                      Percentage of Revenues
                                                            Year Ended                  Percentage Change
                                                  -------------------------------      -------------------
                                                  March 27,  March 28,  March 29,        1999       1998
                                                    1999       1998       1997         vs. 1998   vs. 1997
                                                    ----       ----       ----         --------   --------

Sales and other revenues ......................    100.0%     100.0%     100.0%           6.7%       3.7%
Gross profit ..................................     24.8       24.8       24.5            6.8        5.0
Selling, general and administrative expenses...     21.2       21.4       21.9            5.6        1.0
Depreciation and amortization .................      1.4        1.3        1.6           12.7      (15.6)
Operating profit ..............................      2.2        2.0        0.9           15.9      141.3
Interest and debt amortization expense ........      1.2        1.2        0.9            8.5       36.2
Income (loss) before income taxes
  and extraordinary item ......................      1.0        0.9        0.0           25.8        n/m
Income taxes (credit) .........................      0.3        0.2        0.0           33.9        n/m
Income (loss) before extraordinary item .......      0.7        0.6        0.0           22.6        n/m
Extraordinary item, net of tax ................       --       (0.2)       0.0            n/m        n/m
Net income (loss) .............................      0.7        0.4        0.0           87.8        n/m


n/m = not meaningful


SALES AND OTHER REVENUES
In 1999, consolidated sales and other revenues of $1,606.3 million increased $101.2 million, or 6.7%, from 1998. Supermarket, convenience store (Village Pantry), convenience wholesale (CSDC), and food service (Crystal Food Services) revenues accounted for 67%, 11%, 20%, and 2%, respectively, of consolidated revenues. Revenues increased $55.1 million from supermarkets, $43.6 million from CSDC, and $1.1 million from Crystal Food Services, while Village Pantry revenues decreased $1.1 million. In 1999, consolidated retail sales (excluding fuel sales) increased 5.6% and sales in comparable stores, including replacement stores and format conversions, increased 5.2% from 1998. Approximately two-thirds of the revenue increase in supermarkets was due to same store gains, with the remainder attributable to new stores. Village Pantry inside sales increased $5.3 million and fuel gallons sold increased 1.6% in 1999 from 1998. However, fuel sales declined $6.4 million as retail pump prices averaged 14.2 cents per gallon lower than in 1998. Essentially all of the increase in CSDC revenues resulted from higher manufacturer cigarette prices. At the end of 1999, CSDC served 1,310 non-related stores, compared to 1,290 a year earlier.

Comparable store sales for each of the past nine quarters have increased over the respective year earlier quarter, in spite of competitive activity and low rates of food price inflation. With the pace of new competitive openings slowing, the Company believes that current marketing and merchandising programs continue to be positioned to maintain the comparable store sales trend.

In 1998, consolidated sales and other revenues of $1,505.1 million increased $53.4 million, or 3.7%, from 1997, despite 1998 not including an Easter holiday. Supermarket, Village Pantry, CSDC and Crystal Food Services revenues accounted for 68%, 12%, 18%, and 2%, respectively, of consolidated revenues. Revenues increased approximately $26.8 million from supermarkets, $30.6 million from CSDC, and $2.9 million from Crystal Food Services, while Village Pantry revenues decreased $7.7 million. Consolidated retail sales (excluding fuel sales) increased 2.0%. In 1998, sales in comparable stores, including replacement stores and format conversions, increased 1.4% from 1997. Approximately two-thirds of the revenue increase in supermarkets was due to identical store gains, with the remainder attributable to new stores and format conversions. Of the decrease in Village Pantry revenues, approximately half resulted from lower retail fuel prices and the closing of 14 fuel operations beginning in the middle of the prior year, with the remaining decline due to competition from fast food restaurants and other convenience stores. Half of the increase in CSDC revenues resulted from passing on cigarette manufacturer price increases to customers.
At the end of 1998, CSDC served 1,290 non-related stores, compared to 1,400 at the end of 1997. The decrease was due to the loss of a 160 store chain that accounted for sales of $10.3 million in 1998 and $11.1 million in 1997. The increase in Crystal Food Services revenues resulted primarily from the maturation of service sites added in the prior year.

GROSS PROFIT
Gross profit is net of warehousing, transportation and promotional expenses. In 1999, consolidated gross profit was $398.2 million and increased $25.4 million, or 6.8%, from 1998. Expressed as a percentage of revenues, consolidated gross profit was 24.8% in both 1999 and 1998. In November 1998, cigarette manufacturers increased wholesale prices approximately 25% and cigarette retailers and wholesalers immediately increased their prices accordingly. The increase allowed the Company to realize a one-time gain of $2.8 million, net of the estimated LIFO impact. Excluding the cigarette price increase gain, consolidated gross profit increased $22.5 million, or 6.0%, from the year earlier. Consolidated gross profit excluding the cigarette price increase gain, expressed as a percentage of revenues, was 24.6% in 1999. The $22.5 million increase in gross profit resulted from improvements in profit margin rates in all divisions and profits on incremental revenues.

In 1998, consolidated gross profit was $372.8 million and increased $17.7 million, or 5.0%, compared to 1997. Expressed as a percentage of revenues, consolidated gross profit was 24.8% in 1998, an increase of 0.3% from 24.5% in 1997. The $17.7 million increase in gross profit resulted from improvements in profit margin rates in all divisions and profits on incremental revenues.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses in 1999, compared to 1998, increased $18.0 million, or 5.6%, to $339.9 million. Expressed as a percentage of revenues, selling, general and administrative expenses decreased 0.2% to 21.2% in 1999, from 21.4% in 1998. In 1999, wages and fringe benefits increased $11.3 million, advertising increased $2.1 million, store occupancy costs increased $2.5 million and other operating costs increased $4.1 million. The increases were partially offset by a reversal of $0.6 million in environmental remediation reserves. Additionally, $1.5 million of reorganization related consulting fees expensed during 1998 did not recur in 1999.

Wages in identical stores increased 1.7% in 1999 from 1998, following a 1.5% increase in 1998 from 1997. A tight labor market continues, resulting in a shift to more full-time employees, higher wage rates and increased overtime. Retailers, including the Company, generally offset wage increases with higher gross margin rates, higher same store sales, and productivity gains. The Company expects the tight labor market to continue, but implemented labor productivity changes in 1999 and 1998 aimed at reducing the recent increases in wage costs, while continuing to maintain high customer service levels.

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

DEPRECIATION AND AMORTIZATION EXPENSE
Depreciation and amortization expense was $22.6 million, $20.0 million and $23.7 million for 1999, 1998 and 1997, respectively. Depreciation and amortization in 1997 included $4.9 million in FAS 121 charges primarily related to the adjustment of building and equipment carrying costs of eight supermarkets and 12 convenience stores. Expressed as a percentage of revenues, depreciation and amortization expense was 1.4% for 1999, 1.3% for 1998 and 1.6% for 1997.

INTEREST EXPENSE
Interest expense was $19.3 million in 1999 compared to $17.7 million in 1998. The increase is primarily attributable to the $150.0 million of 8 7/8% Senior Subordinated Notes outstanding for the full year in 1999, compared to seven months in 1998, net of an increase of $1.1 million in capitalized interest. As a percentage of revenues, interest was 1.2% in both 1999 and 1998, compared to 0.9% in 1997.

INCOME TAXES
The effective income tax rate was 29.7% for 1999 and was lower than the statutory rate due to contributions, research and development credits and other tax credits. The effective income tax rate for 1998 was 27.9% and for 1997 was not meaningful. The effective income tax rate for 2000 is expected to approximate 33%.

INCOME (LOSS) BEFORE EXTRAORDINARY ITEM
Income before extraordinary item was $11.6 million, or 0.7% of revenues, for 1999 compared to $9.4 million, or 0.6%, for 1998 as gross profit gains from higher revenues in 1999 outpaced increased expenses.

Income (loss) in 1997 was a $0.2 million loss due principally to FAS 121 charges for the write-down of impaired assets and additional charges not normally recurring.

EXTRAORDINARY ITEM: DEBT EXTINGUISHMENT
In August 1997, the Company consummated the issuance of $150.0 million in principal amount of 8 7/8% Senior Subordinated Notes. A portion of the proceeds was used to repay $60.9 million in principal amount of senior unsecured indebtedness and $5.0 million in related prepayment penalties. The prepayment penalties, plus $0.2 million in unamortized debt acquisition costs, were charged to income during the second quarter of 1998. The after tax charge of $3.3 million represents $.34 per diluted share.

CAPITAL EXPENDITURES
Capital expenditures and major capital projects completed during the last three years consisted of:

                                             1999      1998      1997
                                            ------    ------    ------
Capital expenditures (millions) ........    $ 58.4    $ 46.5    $ 33.6
                                            ======    ======    ======
Supermarkets
       New/acquired stores .............         2         2         1
       Closed stores ...................         1         1         3
       Major remodels/expansions .......         1         2         0
Convenience stores
       New/acquired stores .............         8         0         3
       Closed stores ...................        14         1         2

All years include land acquisitions for future store development.

During 1999, the Company opened the following stores:

                           SQUARE
TYPE / CATEGORY             FEET    LOCATION                OPENED
------------------------   ------   ---------------     --------------
Superstore    New          80,000   Carmel, IN           Jun. 23, 1998
Superstore    Remodel      80,000   Lafayette, IN       Sept. 21, 1998
LoBill        Acquired     30,000   Noblesville, IN      Aug. 28, 1998
LoBill        Conversion   27,000   Rushville, IN         Apr. 2, 1998
Savin$        New           7,500   Frankfort, IN         Mar. 3, 1999
Convenience   New           5,000   Cicero, IN            May 20, 1998
Convenience   Acquired      2,500   Kokomo, IN            May 20, 1998
Convenience   New           5,000   Zionsville, IN       Jul. 14, 1998
Convenience   New           5,000   Lafayette, IN         Oct, 9, 1998
Convenience   New           5,000   Muncie, IN           Jan. 26, 1999
Convenience   Acquired      4,200   Indianapolis, IN     Mar. 19, 1999
Convenience   Acquired      3,900   Indianapolis, IN     Mar. 19, 1999
Convenience   Acquired      2,800   Zionsville, IN       Mar. 19, 1999

During 1998, the Company opened the following stores:

                           SQUARE
TYPE / CATEGORY             FEET    LOCATION                OPENED
------------------------   ------   ---------------     --------------
Superstore   Remodel       80,000   Fishers, IN           Sep. 8, 1997
Superstore   Remodel       75,000   Westfield, IN        Nov. 17, 1997
LoBill       Acquired      42,000   Hamilton, OH         Apr. 24, 1997
LoBill       Conversion    23,000   Connersville, IN      Apr. 7, 1997
LoBill       Replacement   32,000   Portland, IN          Jan 15, 1998

In 1999, the Company also began construction of a replacement supermarket in Indianapolis, Indiana, which opened subsequent to the end of the fiscal year, and of two new supermarkets in the Indianapolis metropolitan area. The Company also opened a 7,500 square foot limited assortment, every day low price format store operating under the name Savin$, installed a wide area network for office data communications with supermarkets, LoBill stores, warehouses and CSDC, replaced checkout systems and equipment in eighteen stores, initiated a self-scan equipment test in the Noblesville, Indiana supermarket, and completed the implementation of a new generation inventory procurement/distribution system.

In 2000, the Company plans to open one new and two replacement supermarkets, remodel one supermarket, open a new LoBill, convert a supermarket to the LoBill format and open ten to twelve new convenience stores. The cost of these projects and other capital commitments is estimated to be $85 million. Of this amount, the Company plans to fund $15 million through equipment leasing, $40 million through sale/leasebacks and believes it can finance the balance with current cash balances and internally generated funds.

The Company's plans with respect to store construction, expansion, conversion and remodeling may be revised in light of changing conditions, such as competitive influences, its ability to successfully negotiate site acquisitions or leases, zoning limitations and other governmental regulations. The timing of projects is subject to normal construction and other delays. It is possible that projects described above may not commence, others may be added, a portion of planned expenditures with respect to projects commenced during the current fiscal year may carry over to the subsequent fiscal year, and the Company may use other or different financing arrangements.

LIQUIDITY AND CAPITAL RESOURCES
Net cash provided by operating activities during 1999 was $29.9 million, a $1.9 million decrease from 1998. Working capital increased $6.6 million as cash decreased $3.0 million, accounts receivable increased $8.8 million, inventories increased $8.5 million, prepaid expenses and recoverable income taxes increased $1.7 million and trade accounts payable increased $9.0 million. The increase in accounts receivable results primarily from higher cigarette receivables in the wholesale division. Inventory increased due to seasonal build-up for Easter holiday sales in early April, but was essentially funded by an offsetting increase in trade accounts payable.

For 1999, investing activities consisted of $58.4 million in expenditures for acquisition of property, equipment and land for expansion, net of dispositions, and $5.7 million in other investing activities, primarily deferred costs associated with the new generation inventory procurement/distribution software project, acquisition of rental video tapes and other deferred costs. The

Company's capital requirements are traditionally financed through internally generated funds, long-term borrowings and lease financings, including capital and operating leases. The Company anticipates continued access to such financing sources.

The Company's long-term debt and capital lease obligations, net of current maturities, amounted to $241.7 million at March 27, 1999, compared to $212.5 million at March 28, 1998. At March 27, 1999, 90% of the long-term debt and capital lease obligations were at fixed rates of interest with an 8.7% weighted average rate and 10% were at variable rates of interest with a 5.6% weighted average rate.

In connection with the issuance of the 8 7/8% Senior Subordinated Notes in August 1997, the Company repaid $35.0 million borrowed on existing revolving credit facilities and short-term borrowing arrangements and entered into new $30.0 million and $20.0 million revolving credit facilities. As a result, at March 27, 1999, the Company had $50.0 million of availability under its revolving credit facilities. Commitments from various banks for short-term borrowings provide an additional $20.0 million of available financing at rates based upon the then prevailing federal funds rate. At March 27, 1999, $25.0 million was borrowed on revolving credit facilities and no amounts were outstanding under short-term borrowing arrangements.

The Company believes amounts available under its revolving credit agreements and notes payable to banks, cash flows from operating activities and lease financings will be adequate to meet the Company's working capital needs, debt service obligations and capital expenditures for the foreseeable future.

YEAR 2000 ISSUE
The Company has completed an assessment of its computer and other operating systems to identify those which could be affected by the "Year 2000" issue. The assessment included the review of business applications hardware and software (information technology, or IT), non-IT areas such as microprocessors and embedded chips, and third parties, including merchandise suppliers and service providers. The Company is monitoring progress toward Year 2000 compliance through three phases; the remediation phase, which includes modification to, or replacement of, software, hardware or microprocessors, and obtaining assurances from third parties that they have addressed the Year 2000 issue; the testing phase which includes conducting trials adequate to ensure compliance prior to the implementation, or installation, of the compliant solution, and the implementation phase.

At March 27, 1999, the percentage completion of the remediation phase was 83% in the area of mainframe and central servers, 78% in stores, 95% in warehouses, and 90% in non-IT areas. The percentage completion of the testing phase was 75% in the area of mainframe and central servers, 59% in stores, 89% in warehouses and 90% in non-IT areas. The percentage completion in the implementation phase was 70% in the area of mainframe and central servers, 54% in stores, 89% in warehouses and 90% in non-IT areas. Expected completion of all areas through final implementation is staged from July, 1999 through October, 1999.

The estimated total costs, excluding internal costs, to complete compliance are $15.8 million, of which $15.4 million will be capitalized and $0.4 million will be charged to expense. The cost includes replacement of inventory procurement/distribution systems for both supermarkets and CSDC aggregating approximately $14.4 million. As of March 27, 1999, the Company had expended $12.5 million, of which $12.2 million was capitalized and $0.3 million was expensed. The Company does not separately track the internal costs incurred for the Year 2000 project; those costs are principally the payroll and related costs for its information systems group. The costs of the project have been, and will continue to be, funded through operating cash flows.

The Company believes it has an effective program in place to resolve the Year 2000 issue in a timely manner. As indicated above, the Company has not completed all necessary phases of the Year 2000 project. Year 2000 risks for the Company include unsuccessful testing of software changes, failed attempts to obtain vendor software and failure on the part of suppliers and service providers. The Company believes that under reasonably likely worst case scenarios, CSDC would be unable to order product or to fill customer orders, and certain supermarket automated data collection processes would revert to manual processes. Such an event could have a material adverse impact on the Company's operating results and financial position. Contingency plans to address those risks have not been fully developed; however, the Company intends to finalize its contingency plan for those risks by June 1999. No IT projects have been delayed, as a result of the Year 2000 compliance effort, that would have a material effect on the company's operating results or financial position.

MARKET RISK - INTEREST
The Company, as a policy, does not engage in speculative or leveraged transactions, nor does it hold or issue financial instruments for trading purposes. The Company is exposed to changes in interest rates primarily as a result of its borrowing activities. Based on interest rates at March 27, 1999, a 100 basis point change in interest rates would not have a material impact on the Company.