Form 10-K, Exhibit 13
period 2000-04-01
MARSH SUPERMARKETS INC
filed 2000-06-29
CIK 62737

                                                                      EXHIBIT 13

SELECTED FINANCIAL DATA   (in thousands, except per share amounts)


                                                  April 1,       March 27,      March 28,       March 29,       March 30,
As of and for the year ended                        2000           1999           1998            1997            1996
---------------------------------------------   ------------   ------------   ------------    ------------    ------------

Sales and other revenues ....................   $  1,790,140   $  1,606,311   $  1,505,133    $  1,451,730    $  1,390,543

Income (loss) before income taxes and
  extraordinary item ........................         18,260         16,469         13,096            (249)         14,284

Income (loss) before extraordinary item .....         12,266         11,581          9,445            (244)          9,033
Extraordinary item, net of tax ..............             --             --         (3,278)             --              --
                                                ------------   ------------   ------------    ------------    ------------

Net income (loss) ...........................   $     12,266   $     11,581   $      6,167    $       (244)   $      9,033
                                                ============   ============   ============    ============    ============



Earnings (loss) per common share:
    Before extraordinary item ...............   $       1.47   $       1.40   $       1.13    $       (.03)   $       1.07
    Net income (loss) .......................           1.47           1.40            .74            (.03)           1.07

Earnings (loss) per common share-
  assuming dilution:
    Before extraordinary item ...............   $       1.34   $       1.28   $       1.07    $       (.03)   $       1.02
    Net income (loss) .......................           1.34           1.28            .73            (.03)           1.02

Dividends declared per share ................   $        .44   $        .44   $        .44    $        .44    $        .44

Total assets ................................   $    567,005   $    509,683   $    460,039    $    395,631    $    387,294
Long-term liabilities .......................        232,990        241,720        212,461         145,429         135,066
Total shareholders' equity ..................        132,912        124,480        116,079         115,448         118,158

SELECTED QUARTERLY FINANCIAL DATA  (unaudited)
(in thousands, except per share amounts)


                                           -----------------------------------------   -----------------------------------------
                                                             2000                                         1999
                                            Fourth     Third      Second     First      Fourth     Third      Second     First
                                           -----------------------------------------   -----------------------------------------

Sales and other revenues ...............   $441,576   $419,569   $534,729   $394,266   $374,164   $383,042   $488,483   $360,622
                                           --------   --------   --------   --------   --------   --------   --------   --------
Gross profit ...........................    110,734    103,116    129,009     98,083     93,431     94,446    120,928     89,409
Selling, general and administrative ....     93,901     87,209    110,754     82,623     79,619     80,157    104,446     75,705
Depreciation ...........................      6,314      5,947      8,033      5,640      5,768      5,180      6,712      4,897
                                           --------   --------   --------   --------   --------   --------   --------   --------
Operating profit .......................     10,519      9,960     10,222      9,820      8,044      9,109      9,770      8,807
Interest and debt cost amortization ....      5,755      5,075      6,560      4,871      4,347      4,510      6,120      4,284
                                           --------   --------   --------   --------   --------   --------   --------   --------
Income before income taxes .............      4,764      4,885      3,662      4,949      3,697      4,599      3,650      4,523
Income taxes ...........................      1,650      1,629      1,047      1,668        798      1,401      1,194      1,495
                                           --------   --------   --------   --------   --------   --------   --------   --------

Net income .............................   $  3,114   $  3,256   $  2,615   $  3,281   $  2,899   $  3,198   $  2,456   $  3,028
                                           ========   ========   ========   ========   ========   ========   ========   ========


Earnings per common share ..............   $    .37   $    .39   $    .31   $    .39   $    .35   $    .38   $    .30   $    .37
Earnings per common share -
  assuming dilution ....................        .34        .35        .30        .36        .32        .35        .28        .34


COMMON STOCK PRICES:
   Class A --     High .................   $  16.63   $  15.88   $  16.63   $  15.88   $  17.25   $  17.88   $  17.75   $  16.75
                  Low ..................      13.13      13.50      14.13      11.38      12.88      13.50      14.00      13.00

   Class B --     High .................      11.75      12.00      13.50      12.50      15.00      15.00      15.38      15.75
                  Low ..................       9.00       9.50      11.75      10.13      11.38      12.38      12.31      13.00

CASH DIVIDEND:    Class A ..............   $    .11   $    .11   $    .11   $    .11   $    .11   $    .11   $    .11   $    .11
                  Class B ..............        .11        .11        .11        .11        .11        .11        .11        .11


Cash dividends have been paid on the common stock during each quarter for the past 40 years.

Quarterly earnings per share are based on weighted average shares outstanding for the quarter, therefore, the sum of the quarters may not equal the full year earnings per share amount.

The first, third and fourth quarters are 12 weeks, except the Fiscal Year 2000 fourth quarter which was 13 weeks. The second quarter is 16 weeks.

Unusual or infrequently occurring items recognized in net income in the quarterly results are as follows:

     Fourth quarter 2000:  Income per diluted share increased $.09 from sales of surplus real estate and $.24 from LIFO.

     Third quarter 2000:   Income per diluted share increased $.04 from sales of
                             surplus real estate.

     Second quarter 2000:  Income per diluted share increased $.05 from sales of surplus real estate and $.09 from cigarette manufacturers' price increase.

     First quarter 2000:   Income per diluted share increased $.05 from sales of
                             surplus real estate.

     Fourth quarter 1999:  Income per diluted share increased $.11 from sales of surplus real estate and $.30 from LIFO.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
The following discussion includes certain forward-looking statements (statements other than with respect to historical fact). Actual results could differ materially from those reflected by the forward-looking statements due to known and unknown risks and uncertainties which could adversely affect future results, liquidity and capital resources. The risks and uncertainties include softness in the general retail food industry, the entry of new competitive stores, and e-retailers in the Company's market, the stability of distribution incentives from suppliers, the level of discounting by competitors, the timely and on budget completion of store construction, expansion, conversion and remodeling, and the successful integration of acquisitions, uncertainties relating to tobacco and environmental regulations, and the level of margins achievable in the Company's operating divisions and their ability to increase sales and minimize operating expenses. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

The following table sets forth certain income statement components, expressed as a percentage of sales and other revenues, and the percentage change in such components:


                                                               Percentage of Revenues
                                                                    Year Ended               Percentage Change
                                                           -------------------------------   ------------------
                                                           April 1,   March 27,  March 28,     2000      1999
                                                             2000       1999       1998      vs. 1999  vs. 1998
                                                           --------   ---------  ---------   --------  --------

Sales and other revenues ..............................      100.0%     100.0%     100.0%      11.4%      6.7%
Gross profit ..........................................       24.6       24.8       24.8       10.7       6.8
Selling, general and administrative expenses ..........       20.9       21.2       21.4       10.2       5.6
Depreciation ..........................................        1.4        1.4        1.3       15.0      12.7
Operating profit ......................................        2.3        2.2        2.0       13.4      15.9
Interest and debt cost amortization ...................        1.2        1.2        1.2       15.6       8.5
Income before income taxes and extraordinary item .....        1.0        1.0        0.9       10.9      25.8
Income taxes ..........................................        0.3        0.3        0.2       22.6      33.9
Income before extraordinary item ......................        0.7        0.7        0.6        5.9      22.6
Extraordinary item, net of tax ........................         --         --       (0.2)        --       n/m
Net income ............................................        0.7        0.7        0.4        5.9      87.8

n/m = not meaningful


SALES AND OTHER REVENUES
In 2000, a 53 week year, consolidated sales and other revenues of $1,790.1 million increased $183.8 million, or 11.4%, from 1999. On a comparable 52 week basis, consolidated sales and other revenues in 2000 increased $147.9 million, or 9.2%, excluding an approximate $35.9 million of revenues attributable to the additional week. Supermarket, convenience store (Village Pantry), convenience wholesale (CSDC), and food service (Crystal Food Services) revenues accounted for 65%, 12%, 21%, and 2%, respectively, of consolidated revenues. On a 52 week basis, sales and other revenues increased in supermarkets 6.0%, in Village Pantry 20.6%, in CSDC 12.4% and in Crystal Food Services 25.6%. In 2000, consolidated retail sales (excluding fuel sales) increased 6.3% and sales in comparable stores, including replacement stores and format conversions, increased 3.6% from 1999, both on a 52 week basis. Approximately half of the revenue increase in supermarkets was due to same store gains, with the remainder attributable to new stores. Village Pantry inside sales (retail sales excluding fuel sales) increased 8.2% and fuel gallons sold increased 22.1% in 2000 from 1999. Essentially all of the increase in CSDC revenues resulted from higher manufacturer cigarette prices. CSDC served 1,310 non-related stores at the end of both 2000 and 1999.

Comparable store sales for each of the past thirteen quarters have increased over the respective year earlier quarter, in spite of competitive activity and low rates of food price inflation. The Company believes that it's marketing and merchandising programs continue to be positioned to maintain the comparable store sales trend.

In 1999, consolidated sales and other revenues of $1,606.3 million increased $101.2 million, or 6.7%, from 1998. Supermarket, convenience store, convenience wholesale and food service revenues accounted for 67%, 11%, 20%, and 2%, respectively, of consolidated revenues. Revenues increased $55.1 million from supermarkets, $43.6 million from CSDC, and $1.1 million from Crystal Food Services, while Village Pantry revenues decreased $1.1 million. In 1999, consolidated retail sales (excluding fuel sales) increased 5.6% and sales in comparable stores increased 5.2% from 1998. Approximately two-thirds of the revenue increase in supermarkets was due to same store gains, with the remainder attributable to new stores. Village Pantry inside sales increased $5.3 million and fuel gallons sold increased 1.6% in 1999 from 1998. Essentially all of the increase in CSDC revenues resulted from higher manufacturer cigarette prices. At the end of 1999, CSDC served 1,310 non-related stores, compared to 1,290 a year earlier.

GROSS PROFIT
Gross profit is net of warehousing, transportation and promotional expenses. Expressed as a percentage of revenues, consolidated gross profit was 24.6% in 2000 compared to 24.8% in 1999. During 1999, cigarette manufacturers increased wholesale prices approximately 25% and cigarette retailers and wholesalers immediately increased their prices accordingly. The increase allowed the Company to realize a one-time gain of $2.8 million, net of the estimated LIFO impact. Consolidated gross profit excluding cigarette price increase gains, expressed as a percentage of revenues, was 24.6% in both 2000 and 1999. Gross profit, as a percentage of revenues, increased in supermarkets and on Village Pantry inside sales, but decreased in CSDC, Crystal Food Services and on Village Pantry fuel sales. The percentage decrease in CSDC was attributable to higher cigarette sales at profit rates lower than other product categories. Village Pantry gross profit dollars per fuel gallon were essentially the same in both 2000 and 1999, but the profit percentage was lower in 2000 due to significantly higher retail pricing.

In 1999, consolidated gross profit increased 6.8% from 1998. Expressed as a percentage of revenues, consolidated gross profit was 24.8% in both 1999 and 1998. Excluding the cigarette price increase gain in 1999, consolidated gross profit increased 6.0% from 1998. Consolidated gross profit excluding the cigarette price increase gain, expressed as a percentage of revenues, was 24.6% in 1999. The increase in gross profit resulted from improvements in profit margin rates in all divisions and profits on incremental revenues.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses, expressed as a percentage of revenues, decreased 0.3% to 20.9% in 2000, from 21.2% in 1999. In 2000, store expenses declined 0.3%, administrative expenses declined 0.1% and advertising increased 0.1%, all expressed as a percentage of revenues.

Wages in identical stores increased 1.7% in 2000 from 1999, and the same in 1999 from 1998. A tight labor market continues, resulting in a shift to more full-time employees, higher wage rates and increased overtime. Retailers, including the Company, generally offset wage increases with higher gross margin rates, higher same store sales and productivity gains. In response to the tight labor market, (which the Company expects to continue), the Company is implementing new labor scheduling and productivity software to address wage costs, while continuing to maintain high customer service levels.

Selling, general and administrative expenses (S,G&A) in 1999, compared to 1998, increased 5.6%. Expressed as a percentage of revenues, S,G&A decreased 0.2% to 21.2% in 1999, from 21.4% in 1998. In 1999, wages and fringe benefits accounted for approximately two-thirds of the total increase in S,G&A with store occupancy and other operating costs accounting for the remainder of the increase.

DEPRECIATION EXPENSE
Depreciation expense was $25.9 million, $22.6 million and $20.0 million in 2000, 1999, and 1998, respectively. Expressed as a percentage of revenues, depreciation expense was 1.4% in 2000 and 1999, and 1.3% in 1998.

INTEREST EXPENSE
Interest expense was $22.6 million in 2000, $19.3 million in 1999 and $17.7 million in 1998. As a percentage of revenues, interest was 1.2% in all three years.

INCOME TAXES
The effective income tax rate was 32.8% for 2000, 29.7% for 1999 and 27.9% for 1998. The effective rate was lower than the statutory rate due to contributions, research and development credits and other tax credits. The effective income tax rate for 2000 is expected to approximate 33%.

INCOME BEFORE EXTRAORDINARY ITEM
Income before extraordinary item was $12.3 million in 2000, $11.6 million in 1999 and $9.4 million in 1998. Expressed as a percentage of revenues, income before extraordinary item was 0.7% in 2000 and 1999, and 0.6% in 1998.

EXTRAORDINARY ITEM: DEBT EXTINGUISHMENT
During 1998, the Company consummated the issuance of $150.0 million in principal amount of 8 7/8% Senior Subordinated Notes. A portion of the proceeds was used to repay $60.9 million in principal amount of senior unsecured indebtedness and $5.0 million in related prepayment penalties. The prepayment penalties, plus $0.2 million in unamortized debt acquisition costs, were charged to income in 1998. The after tax charge of $3.3 million represented $.34 per diluted share.

CAPITAL EXPENDITURES

Capital expenditures and major capital projects completed during the last three years consisted of:


                                         2000       1999       1998
                                        ------     ------     ------
Capital expenditures (millions) ...     $ 53.5     $ 58.4     $ 46.5
                                        ======     ======     ======
Supermarkets
    New/acquired stores ...........          8          2          2
    Closed stores .................          4          1          1
    Major remodels/expansions .....          0          1          2
Convenience stores
    New/acquired stores ...........          7          8          0
    Closed stores .................          3         14          1

During 2000, the Company opened or acquired the following stores:


                                    SQUARE
      TYPE / CATEGORY                FEET            LOCATION               OPENED
----------------------------        ------       ----------------       -------------
Supermarket       New               63,000       Indianapolis, IN       Mar. 30, 1999
Supermarket       New               61,000       Zionsville, IN         Nov. 17, 1999
Supermarket       New               61,000       Brownsburg, IN          Feb. 1, 2000
LoBill            Acquired          12,000       Pendleton, IN          Mar. 30, 1999
LoBill            Acquired          17,000       Peru, IN               Mar. 30, 1999
LoBill            Conversion        30,000       Indianapolis, IN       Apr. 27, 1999
LoBill            Acquired          32,000       Richmond, IN           Aug. 18, 1999
LoBill            Acquired          14,000       Richmond, IN           Aug. 18, 1999
LoBill            Acquired          26,000       Greensburg, IN          Apr. 6, 2000
Convenience       Acquired           2,600       Indianapolis, IN        Jul. 7, 1999
Convenience       Acquired           2,600       Indianapolis, IN        Jul. 7, 1999
Convenience       Acquired           2,300       Muncie, IN             Oct. 15, 1999
Convenience       New                2,000       Warsaw, IN             Oct. 27, 1999
Convenience       New                3,600       Greenfield, IN         Jan. 20, 2000
Convenience       New                3,600       Brownsburg, IN         Jan. 27, 2000
Convenience       Replacement        4,900       Lafayette, IN          Feb. 24, 2000

During 1999, the Company opened the following stores:


                                    SQUARE
      TYPE / CATEGORY                FEET            LOCATION               OPENED
----------------------------        ------       ----------------       -------------
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

In 2000, the Company also began construction of two new and one replacement convenience stores that opened subsequent to the end of the fiscal year, installed new checkout equipment in a number of supermarkets, implemented new check verification software in the supermarkets, acquired the assets of a vending company in Indianapolis, Indiana, and acquired the assets of McNamara Florist, a leading floral retailer in Indianapolis, Indiana. Subsequent to the end of the year, the Company acquired five supermarkets and three pharmacies in Muncie, Indiana, and acquired the assets of Primo Catering, a mid-scale caterer in Indianapolis, Indiana.

In 2001, the Company plans to open two new and one replacement supermarkets, open a new LoBill, and open ten to twelve new convenience stores. The cost of these projects and other capital commitments is estimated to be $75 million. Of this amount, the Company plans to fund $15 million through equipment leasing, $40 million through sale/leasebacks and $10 million through mortgages, and believes it can finance the balance with current cash balances and internally generated funds.

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

LIQUIDITY AND CAPITAL RESOURCES
Net cash provided by operating activities during 2000 was $40.2 million, a $10.4 million increase from 1999. Working capital decreased $29.1 million as accounts receivable increased $8.2 million, inventories increased $18.0 million, prepaid expenses and recoverable income taxes decreased $2.0 million, notes payable to bank increased $10.0 million, trade accounts payable increased $9.6 million, accrued liabilities increased $9.6 million, and current maturities of long term debt increased $25.1 million. The increase in accounts receivable was primarily in the wholesale division and results from higher cigarette prices. Inventory increased due to seasonal build-up for Easter holiday sales in April, but was primarily funded by the increase in notes payable to bank and trade accounts payable. Employee compensation and taxes account for the bulk of the increase in accrued liabilities.

For 2000, investing activities consisted of $47.7 million in expenditures for acquisition of property, equipment and land for expansion, net of dispositions, and $13.0 million in other investing activities, primarily acquisitions made during the year, acquisition of rental video tapes and other deferred costs. The Company's capital requirements are traditionally financed through internally generated funds, long-term borrowings and lease financings, including capital and operating leases. The Company anticipates continued access to such financing sources.

The Company's long-term debt and capital lease obligations, net of current maturities, amounted to $233.0 million at April 1, 2000, compared to $241.7 million at March 27, 1999. At April 1, 2000, 100% of the long-term debt and capital lease obligations were at fixed rates of interest with an 8.8% weighted average rate.

At April 1, 2000, the Company had $50.0 million of availability under its revolving credit facilities. Commitments from various banks for short-term borrowings provide an additional $20.0 million of available financing at rates based upon the then prevailing federal funds rate. At April 1, 2000, $25.0 million was borrowed on revolving credit facilities and $10.0 million was outstanding under short-term borrowing arrangements. The Company has a commitment for a new $90.0 million revolving credit facility. This new facility, which will replace the $50.0 million revolving credit facilities, is expected to be available for use by June 30, 2000.

The Company believes amounts available under the revolving credit agreements and notes payable to banks, cash flows from operating activities and lease financings will be adequate to meet the Company's working capital needs, debt service obligations and capital expenditures for the foreseeable future.

YEAR 2000 ISSUE
The Company has completed the remediation, testing and implementation phases for all business applications hardware and software (information technology, or IT), and non-IT areas including microprocessors and embedded chips. Subsequent to December 31, 1999, minor non-compliance issues were identified and remediated, none of which affected the Company's ability to operate in the normal course of business. Since some software programs are executed infrequently, additional non-compliance may be detected in the future. No significant non-compliance related problems have been experienced with merchandise suppliers and service providers. The Company believes that any risk associated with further findings of non-compliance will be minimal and will not have a material effect on the Company's operating results or financial position.

The total cost of compliance was $13.8 million, of which $12.8 million was capitalized and $1.0 million was expensed. The cost includes replacement of inventory procurement/distribution systems for both supermarkets and CSDC aggregating approximately $11.7 million. The Company did not separately track the internal costs incurred for the Year 2000 project; those costs were principally the payroll and related costs for its information systems group. The costs of the project were funded through operating cash flows. No IT projects were delayed as a result of the Year 2000 compliance effort that would have a material effect on the Company's operating results or financial position.

MARKET RISK - INTEREST
The Company, as a policy, does not engage in speculative or leveraged transactions, nor does it hold or issue financial instruments for trading purposes. The Company is exposed to changes in interest rates primarily as a result of its borrowing activities. Based on interest rates at April 1, 2000, a 100 basis point change in interest rates would not have a material impact on the Company.

REPURCHASE OF COMMON SHARES
In May, 2000, the Company authorized an increase, from $9.0 million to $12.0 million, related to its repurchase plan for Class A Common Stock and Class B Common Stock. To date, the Company has repurchased approximately $8.0 million of the $12.0 million authorized. The repurchase plan has been in place since August, 1994.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Marsh Supermarkets, Inc.

We have audited the accompanying consolidated balance sheets of Marsh Supermarkets, Inc. and subsidiaries as of April 1, 2000 and March 27, 1999, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended April 1, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marsh Supermarkets, Inc. and subsidiaries at April 1, 2000 and March 27, 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 1, 2000, in conformity with accounting principles generally accepted in the United States.

Indianapolis, Indiana
May 19, 2000

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

YEAR ENDED                                                                      April 1, 2000   March 27, 1999   March 28, 1998
-----------                                                                     -------------   --------------   --------------
Sales and other revenues ..................................................      $ 1,790,140      $ 1,606,311      $ 1,505,133
Cost of merchandise sold, including warehousing and transportation ........        1,349,198        1,208,097        1,132,296
                                                                                 -----------      -----------      -----------
Gross profit ..............................................................          440,942          398,214          372,837
Selling, general and administrative expenses ..............................          374,487          339,927          321,977
Depreciation ..............................................................           25,934           22,557           20,019
                                                                                 -----------      -----------      -----------
Operating profit ..........................................................           40,521           35,730           30,841
Interest and debt cost amortization .......................................           22,261           19,261           17,745
                                                                                 -----------      -----------      -----------
Income before income taxes and extraordinary item .........................           18,260           16,469           13,096
Income taxes ..............................................................            5,994            4,888            3,651
                                                                                 -----------      -----------      -----------
Income before extraordinary item ..........................................           12,266           11,581            9,445
Extraordinary item, net of tax ............................................               --               --           (3,278)
                                                                                 -----------      -----------      -----------
       NET INCOME .........................................................      $    12,266      $    11,581      $     6,167
                                                                                 ===========      ===========      ===========
Earnings per common share:
  Before effect of extraordinary item .....................................      $      1.47      $      1.40      $      1.13
  Extraordinary item ......................................................               --               --             (.39)
                                                                                 -----------      -----------      -----------
  Net income per common share .............................................      $      1.47      $      1.40      $       .74
                                                                                 ===========      ===========      ===========

Earnings per common share - assuming dilution:
  Before effect of extraordinary item .....................................      $      1.34      $      1.28      $      1.07
  Extraordinary item ......................................................               --               --             (.34)
                                                                                 -----------      -----------      -----------
  Net income per common share .............................................      $      1.34      $      1.28      $       .73
                                                                                 ===========      ===========      ===========


Dividends per share .......................................................      $       .44      $       .44      $       .44
                                                                                 ===========      ===========      ===========



See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS  (in thousands)

ASSETS                                                                                April 1, 2000    March 27, 1999
------                                                                               ---------------   --------------
Current Assets
   Cash and equivalents ......................................................          $  31,435         $ 30,520
   Accounts receivable, less allowances $1,405 in 2000, and $1,304 in 1999 ...             44,315           36,096
   Inventories ...............................................................            125,383          107,336
   Prepaid expenses ..........................................................              6,068            9,768
   Recoverable income taxes ..................................................              1,960              308
                                                                                        ---------         --------
       TOTAL CURRENT ASSETS ..................................................            209,161          184,028

Property and Equipment
  Land .......................................................................             60,187           53,372
  Buildings ..................................................................            170,905          151,316
  Fixtures and equipment .....................................................            168,620          147,019
  Leasehold improvements .....................................................             50,716           51,075
  Construction in progress ...................................................              4,214           13,895
  Property under capital leases ..............................................             20,004           19,086
                                                                                        ---------         --------
                                                                                          474,646          435,763
  Allowances for depreciation ................................................            175,057          157,124
                                                                                        ---------         --------
       TOTAL PROPERTY AND EQUIPMENT ..........................................            299,589          278,639

Other Assets .................................................................             58,255           47,016
                                                                                        ---------         --------
                                                                                        $ 567,005         $509,683
                                                                                        =========         ========


See Notes to Consolidated Financial Statements.

LIABILITIES AND SHAREHOLDERS' EQUITY                                                  April 1, 2000    March 27, 1999
------------------------------------                                                 ---------------   --------------
Current Liabilities
   Notes payable to bank .....................................................           $ 10,000         $     --
   Accounts payable ..........................................................             79,097           69,466
   Employee compensation and other liabilities ...............................             19,680           15,433
   State and local taxes .....................................................             13,131           12,173
   Other accounts payable and accrued expenses ...............................             17,019           15,971
   Dividends payable .........................................................                936              936
   Deferred income taxes .....................................................              4,276              994
   Current maturities of long-term liabilities ...............................             28,097            2,990
                                                                                         --------         --------
         TOTAL CURRENT LIABILITIES ...........................................            172,236          117,963

Long-term Liabilities
   Long-term debt ............................................................            218,724          228,900
   Capital lease obligations .................................................             14,266           12,820
                                                                                         --------         --------
         TOTAL LONG-TERM LIABILITIES .........................................            232,990          241,720

Deferred Items
   Income taxes ..............................................................             12,744           11,768
   Other .....................................................................             16,123           13,752
                                                                                         --------         --------
         TOTAL DEFERRED ITEMS ................................................             28,867           25,520

Shareholders' Equity
   Series A Junior Participating Cumulative Preferred stock:
      Authorized: 5,000,000 shares; Issued:  None ............................                 --               --
   Class A Common Stock, no par value:
      Authorized: 15,000,000 shares; Issued: 4,695,253 .......................              9,001            8,982
   Class B Common Stock, no par value:
        Authorized: 15,000,000 shares; Issued: 5,265,158 .....................             16,454           16,257
   Retained earnings .........................................................            117,360          108,841
   Cost of Common Stock in treasury
      Class A:  2000 - 690,845; 1999 - 679,146 shares ........................             (2,236)          (2,069)
      Class B:  2000 - 851,247; 1999 - 775,118 shares ........................             (5,622)          (4,641)
   Deferred cost - restricted stock ..........................................             (1,574)          (2,418)
   Notes receivable - stock options ..........................................               (471)            (472)
                                                                                         --------         --------
         TOTAL SHAREHOLDERS' EQUITY ..........................................            132,912          124,480
                                                                                         --------         --------
                                                                                         $567,005         $509,683
                                                                                         ========         ========

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands)

                                                           Class A    Class B                   Cost of
                                                           Common     Common      Retained      Stock in
                                                            Stock      Stock      Earnings      Treasury      Other        Total
                                                           -------    -------    ----------    ----------    --------    ---------
Balance at March 30, 1997 .............................     $8,552    $16,232     $ 98,474      $(7,488)     $  (322)     $115,448
  Net income ..........................................                              6,167                                   6,167
  Cash dividends declared .............................                             (3,724)                                 (3,724)
  Restricted stock grant of 150,750 shares ............                                           2,336       (2,022)          314
  Repurchase of 205,150 shares ........................                                                                     (3,189)
  Exercise of stock options - 88,725 shares ...........                                           1,073                      1,073
  Other ...............................................                                                          (10)          (10)
                                                            ------    -------     --------      -------      -------      --------
Balance at March 28, 1998 .............................      8,552     16,232      100,917       (7,268)      (2,354)      116,079
  Net income ..........................................                             11,581                                  11,581
  Cash dividends declared .............................                             (3,717)                                 (3,717)
  Amortization of prior year restricted stock grant ...                                                          584           584
  Restricted stock grant of 65,000 shares .............                                           1,040         (980)           60
  Repurchase of 74,593 shares .........................                                          (1,218)                    (1,218)
  Exercise of stock options - 86,252 shares ...........        430         25           60          736                      1,251
  Other ...............................................                                                         (140)         (140)
                                                            ------    -------     --------      -------      -------      --------
Balance at March 27, 1999 .............................      8,982     16,257      108,841       (6,710)      (2,890)      124,480
  Net income ..........................................                             12,266                                  12,266
  Cash dividends declared .............................                             (3,747)                                 (3,747)
  Amortization of restricted stock grants .............                                                          844           844
  Repurchase of 130,846 shares ........................                                          (1,466)                    (1,466)
  Exercise of stock options - 7,450 shares ............         19                                  103                        122
  Issuance of 28,275 shares - vending acquisition .....                   154                       170                        324
  Other ...............................................                    43                        45            1            89
                                                            ------    -------     --------      -------      -------      --------
Balance at April 1, 2000 ..............................     $9,001    $16,454     $117,360      $(7,858)     $(2,045)     $132,912
                                                            ======    =======     ========      =======      =======      ========


See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)

YEAR ENDED                                                                     April 1, 2000    March 27, 1999   March 28, 1998
----------                                                                     -------------    --------------   --------------
OPERATING ACTIVITIES
   Net income .............................................................      $  12,266        $  11,581        $   6,167
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation .......................................................         25,934           22,557           20,019
       Amortization of other assets .......................................          5,501            4,949            4,743
       Increase in deferred income taxes ..................................          4,258            1,856            3,691
       Debt extinguishment costs ..........................................             --               --            3,278
       Changes in operating assets and liabilities:
         Accounts receivable ..............................................         (8,219)          (8,781)          (1,681)
         Inventories ......................................................        (18,047)          (8,509)         (10,565)
         Prepaid expenses and recoverable income taxes ....................          2,048           (1,731)          (2,041)
         Accounts payable and accrued expenses ............................         15,884            8,866            8,828
       Other operating activities .........................................            606             (922)            (673)
                                                                                 ---------        ---------        ---------
       NET CASH PROVIDED BY OPERATING ACTIVITIES ..........................         40,231           29,866           31,766

INVESTING ACTIVITIES
   Acquisition of property, equipment and land held for expansion .........        (53,534)         (58,422)         (46,458)
   Disposition of property, equipment and land held for expansion .........          5,794            5,517            7,653
   Other investing activities .............................................        (12,989)          (5,748)          (5,979)
                                                                                 ---------        ---------        ---------
       NET CASH USED FOR INVESTING ACTIVITIES .............................        (60,729)         (58,653)         (44,784)

FINANCING ACTIVITIES
   Proceeds (repayments) of short-term borrowings .........................         10,000               --          (10,755)
   Proceeds of long-term borrowings .......................................         27,550           60,000          172,000
   Proceeds of sales/leaseback ............................................          2,120            6,947               --
   Payments of long-term debt and capital lease obligations ...............        (13,293)         (37,504)        (112,183)
   Debt acquisition costs .................................................             --               --           (5,918)
   Debt extinguishment costs ..............................................             --               --           (3,278)
   Purchase of Class A and Class B Common Stock for treasury ..............         (1,467)          (1,218)          (3,189)
   Cash dividends paid ....................................................         (3,747)          (3,714)          (3,715)
   Stock options exercised ................................................            121            1,250            1,073
   Other financing activities .............................................            129               --               --
                                                                                 ---------        ---------        ---------
       NET CASH PROVIDED BY FINANCING ACTIVITIES ..........................         21,413           25,761           34,035

INCREASE (DECREASE) IN CASH AND EQUIVALENTS ...............................            915           (3,026)          21,017
Cash and equivalents at beginning of year .................................         30,520           33,546           12,529
                                                                                 ---------        ---------        ---------
CASH AND EQUIVALENTS AT END OF YEAR .......................................      $  31,435        $  30,520        $  33,546
                                                                                 =========        =========        =========


See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts or as otherwise noted)


NOTE A -- SIGNIFICANT ACCOUNTING POLICIES
Significant accounting policies followed in preparation of the consolidated financial statements are:

FISCAL YEAR
The Company's fiscal year ends on Saturday of the thirteenth week of each calendar year. All references herein to "2000", "1999" and "1998" relate to the fiscal years ended April 1, 2000, March 27, 1999, and March 28, 1998, respectively.

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

REVENUE RECOGNITION
Revenue from retail sales is recognized at the time of sale. Revenue from wholesale sales is recognized at the time of delivery; customer returns are negligible.

EXCISE TAXES
Sales and cost of merchandise sold include state and federal excise taxes on tobacco, gasoline and alcohol products of approximately $103 million in 2000, and $100 million in both 1999 and 1998.

ADVERTISING COSTS
Advertising communication costs are expensed in the period incurred and production costs are expensed the first time the advertising is distributed. Advertising costs in the amounts of $22.8 million, $18.5 million, and $16.4 million were recorded and included in selling, general and administrative expenses for 2000, 1999 and 1998, respectively.

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

The Company is aware of the existence of petroleum contamination at 30 Village Pantry locations and at one distribution center and has commenced remediation at each of those sites. The Company currently estimates the compliance cost to be incurred, net of estimated recoveries from ELF, will not exceed approximately $0.1 million and has charged this amount to earnings.

Current environmental laws and regulations require monthly UST leak detection tests be performed, with test results to be retained for examination. The Company has installed continuous statistical leak detection devices on all USTs and retains weekly test results.

NOTE B -- INVENTORIES
Inventories valued by the LIFO method represented approximately 76% of consolidated inventories at both April 1, 2000 and March 27, 1999. Current inventory cost exceeded the carrying amount of LIFO inventories by $8.3 million at April 1, 2000 and $12.1 million at March 27, 1999.

NOTE C -- DEBT
Long-term debt consisted of the following:

                                                                                          2000              1999
                                                                                        ---------         ---------

Notes payable to insurance companies:
    10.05% notes .............................................................          $ 16,215          $ 17,253
     9.05% notes .............................................................            17,172            18,065
8.25% mortgage ...............................................................            17,164                --
Revolving credit facilities ..................................................            25,000            25,000
8 7/8% Senior Subordinated Notes .............................................           150,000           150,000
      Less discount ..........................................................              (896)           (1,021)
7% convertible subordinated debentures .......................................            19,909            19,909
Other ........................................................................             1,801             1,941
Less current maturities ......................................................           (27,641)           (2,247)
                                                                                        --------          --------
                                                                                        $218,724          $228,900
                                                                                        ========          ========


The 10.05% notes are payable in monthly installments (principal and interest) of $220,000 through 2009.

The 9.05% notes are payable in quarterly installments (principal and interest) of $625,000 through 2011. In 2000, the Company or lender may initiate an interest rate renegotiation or require retirement of the notes.

The 8.25% mortgage is payable in monthly installments (principal and interest) of $170,000 and matures in January 2010. The mortgage is secured by land and buildings with a net carrying amount of $20.0 million.

Amounts borrowed under the revolving credit facilities are for terms selected by the Company at the time of borrowing. Interest rates are LIBOR based and principal and interest are payable at maturity. Of the amounts borrowed at April 1, 2000, $10.0 million is scheduled to mature in June, 2000, and $15.0 million is scheduled to mature in July, 2000. As a result, these amounts have been included in current maturities of long-term liabilities in the consolidated financial statements. The facilities permit total borrowings of $50.0 million and commitment fees of 0.15% to 0.25% are paid on unused amounts. The Company has a commitment for a new $90.0 million revolving credit facility. This new facility, which will replace the existing $50.0 million revolving credit facilities, is expected to be available for use by June 30, 2000. The new credit facility will have terms and conditions similar to the expiring agreements.

The 8 7/8% Senior Subordinated Notes were issued in August 1997. Proceeds from the issuance were used to prepay senior notes and related prepayment penalties, and amounts outstanding under existing revolving credit agreements. Interest is payable semi-annually and the principal matures in August 2007. The effective interest rate is 9.0%. Prepayment penalties of $5.0 million, plus $0.2 million in unamortized debt acquisition costs, were charged to income as an extraordinary item in the second quarter of 1998. The after tax charge of $3.3 million was $.34 per diluted share.

The 7% convertible subordinated debentures mature February 15, 2003. They are convertible, at the holder's option at any time, into Class B Common Stock at a conversion price of $15.50 per share. They are redeemable, at the Company's option, at declining prices which started at 103.5% of the principal amount in 1996. The debentures are subordinate to all present and future senior indebtedness.

Land and buildings with a net carrying amount of $31.4 million are pledged as collateral to the 10.05% notes and the 9.05% notes. During 1999, a lender released the Company's guarantee of a $1.5 million portion of two mortgages for a 25% owned, unconsolidated subsidiary.

At April 1, 2000, the fair market value of the Company's long-term debt was approximately $232.0 million. The fair market value was estimated using quoted market rates for publicly traded debt and current incremental borrowing rates for non-public debt.

Several of the loan agreements require maintenance of minimum working capital and limit cash dividends, repurchases of common stock, future indebtedness, lease obligations, investments, and disposition of assets. Under the most restrictive covenant, the amount available for payment of dividends and purchases of treasury shares was approximately $14.8 million at April 1, 2000.

The Company has commitments from various banks for short-term borrowings of up to $20.0 million at rates at or below the prime rates of the committed banks. At April 1, 2000, borrowings totaled $10.0 million; no amounts were borrowed at March 27, 1999.

Aggregate future principal payments of long-term debt outstanding at April 1, 2000 are:

           2001 ........................        $  27,641
           2002 ........................            2,888
           2003 ........................           23,073
           2004 ........................            3,467
           2005 ........................            3,730
           Thereafter ..................          186,462

Interest expense consisted of:

                                     2000         1999         1998
                                   -------      -------      -------
Long-term debt ...............     $20,150      $18,310      $16,870
Capital lease obligations ....       1,741          936          543
Other ........................         370           15          332
                                   -------      -------      -------
Total interest expense .......     $22,261      $19,261      $17,745
                                   =======      =======      =======

Interest capitalized .........     $   738      $ 1,536      $   413
                                   =======      =======      =======

Cash payments for interest ...     $19,980      $20,004      $17,004
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

Summarized combined financial information for the Guarantors is set forth below:

                                   2000        1999
                                 --------    --------
Current assets ...........       $203,772    $178,504
Current liabilities ......        162,458     111,778
Noncurrent assets ........        314,866     280,966
Noncurrent liabilities ...         67,139      71,249

                              2000        1999            1998
                           ----------  ----------      ----------
Total revenues...... .     $1,789,971  $1,606,289      $1,503,944
Gross profit..........        440,773     398,192         371,648
Income before
  extraordinary item           26,535      25,924          19,634
Net income............         26,535      25,924          16,356

NOTE E -- LEASES
Of the Company's 274 retail stores, 109 are leased under commercial lease agreements providing for initial terms generally from 15 to 20 years with options to extend the initial terms up to an additional 20 years. The Company also leases a portion of its transportation and store equipment for periods of from three to eight years plus renewal and purchase options.

Capitalized lease property consisted of store facilities having a net carrying cost of $12.8 million at April 1, 2000 and $12.0 million at March 27, 1999.

Future minimum lease payments for capital and operating leases with terms in excess of one year, and the present value of capital lease obligations, at April 1, 2000 were as follows:

                                   Capital      Operating
                                   Leases         Leases
                                  --------      ---------
2001 .....................        $  2,242      $ 18,077
2002 .....................           2,224        14,713
2003 .....................           2,224        11,353
2004 .....................           2,224         9,134
2005 .....................           2,224         6,789
Thereafter ...............          24,345        11,882
                                  --------      --------
                                  $ 35,483      $ 71,948
                                                ========

Less:
   Estimated executory costs.....        4
   Amounts representing interest.   20,757
                                  --------
Present value of net minimum
   lease payments................ $ 14,722
                                  ========

Minimum annual lease payments will be reduced by $3.2 million from future sublease rentals due over the term of the subleases.

Rental expense consisted of:

                                  2000         1999         1998
                                -------      -------      -------
Minimum rentals ..............  $23,909      $21,913      $20,900
Contingent rentals ...........       79          126          125
Sublease rental income .......   (1,865)      (1,669)      (1,895)
                                -------      -------      -------
                                $22,123      $20,370      $19,130
                                =======      =======      =======

NOTE F - EMPLOYEE BENEFIT PLANS
Historically, the Company provided a qualified defined benefit pension plan covering the majority of its non-union employees and an unfunded supplemental retirement plan for corporate officers designated by the Board of Directors. The plans provide for payment of retirement benefits on the basis of employees' length of service and earnings history. Plan assets consist principally of listed stocks, corporate and government notes and bonds. In 1997, the Company froze benefit accruals under its qualified defined benefit pension plan and concurrently one of the Company's defined contribution savings plans to permit discretionary Company contributions.

The amounts recognized in the consolidated balance sheets and the funded status of the plans were as follows:

                                            Pension                  Postretirement
                                      2000           1999          2000          1999
                                    --------       --------      --------      --------
Change in benefit obligation:
Benefit obligation at
  beginning of year ............    $ 46,420       $ 49,451       $ 2,662       $ 2,739
Service cost ...................         371            247           241           276
Interest cost ..................       3,243          3,086           174           180
Amendments .....................       1,931             --            --            --
Actuarial gain .................        (602)        (4,382)           (1)         (361)
Benefits paid ..................      (1,956)        (1,982)         (174)         (172)
                                    --------       --------       -------       -------
Benefit obligation at
  end of year ..................    $ 49,407       $ 46,420       $ 2,902       $ 2,662
                                    ========       ========       =======       =======

Change in plan assets:
Fair value of plan assets
  at beginning of year .........    $ 44,334       $ 46,324       $    --       $    --
Return on plan assets ..........       9,244             (8)           --            --
Company contribution ...........          20             --           174           172
Benefits paid ..................      (1,956)        (1,982)         (174)         (172)
                                    --------       --------       -------       -------
Fair value of plan assets
  at end of year ...............    $ 51,642       $ 44,334       $    --       $    --
                                    ========       ========       =======       =======

                                            Pension                   Postretirement
                                      2000           1999           2000          1999
                                    --------       --------       --------      --------
Funded status of the
  plan (underfunded) ...........    $  2,235       $ (2,086)      $(2,902)      $(2,662)
Unrecognized net
  actuarial gain ...............      (7,200)        (1,219)         (532)         (815)
Unrecognized prior
  service cost .................       2,615            974            --            --
Unrecognized net
  transition obligation ........          --             15            --            --
                                    --------       --------       -------       -------
Accrued benefit cost ...........    $ (2,350)      $ (2,316)      $(3,434)      $(3,477)
                                    ========       ========       =======       =======

The components of net pension benefit expense (income) and assumptions used wer as follows:

                                               2000         1999         1998
                                             -------      -------      -------
Service cost ......................          $   371      $   247      $   192
Interest cost .....................            3,243        3,086        3,312
Expected return on plan assets.....           (3,925)      (4,083)      (3,431)
Recognized actuarial loss (gain)...               60          (80)          --
Amortization of prior service co...              291          132          132
Transition obligation .............               15           37           55
                                             -------      -------      -------
Benefit cost (income) .............          $    54      $  (661)     $   242
                                             =======      =======      =======

Discount rate .....................             8.00%        7.00%        7.00%
Expected return on
   pension plan assets ............             9.00%        9.00%        9.00%
Rate of compensation increase
   for supplemental plan ..........             5.00%        5.00%        5.00%

The components of net postretirement benefits costs were as follows:

                                                2000       1999     1998
                                               -----      -----    -----
Service cost.......................            $ 241      $ 276    $ 215
Interest cost......................              174        180      169
Recognized net actuarial gain......              (53)       (43)     (89)
                                                ----       ----     ----
Benefit cost.......................            $ 362      $ 413    $ 295
                                                ====       ====     ====

The discount rate assumptions used to compute the postretirement benefit obligation at year end were 8.00% in 2000 and 7.00% in 1999 and 1998. The Company's assumed healthcare cost trend rate is 11.00% for 2001, decreasing gradually to 6.00% by 2015, and thereafter. The assumed health care cost trend rate can have a significant effect on the amounts reported. A one-percentage-point change in the assumed rate, however, would not have a material effect on the benefit obligation or expense.

The Company provides certain postretirement health care benefits for its non-union retirees and their eligible spouses. The plans are contributory with retiree contributions adjusted annually and certain other cost sharing features, such as deductibles and co-insurance.

The Company provides two defined contribution savings plans that allow 401(k) contributions by employees who elect to participate and can satisfy minimum age and annual service requirements. The plans provide the opportunity for additional financial security during retirement by offering employees an incentive to make tax advantaged contributions to a savings plan. The Company expense for these plans was $3.9 million in 2000, $3.0 million in 1999 and $3.4 million in 1998.

The Company also participates in a multi-employer plan that provides defined benefits to its union employees. The Company expense for this plan amounted to $0.7 million in 2000, 1999 and 1998.

NOTE G -- INCOME TAXES
The following are components of deferred tax assets and liabilities:

                                                      2000           1999
                                                    --------       --------
Deferred tax assets:
   Compensation and benefit accruals ...            $  4,183       $  3,720
   Self insurance reserves .............               1,688          2,619
   Other ...............................               3,199          3,975
                                                    --------       --------
      Total deferred tax assets ........               9,070         10,314
Deferred tax liabilities:
   Property and equipment, including
      leased property ..................             (17,649)       (16,211)
   Prepaid employee benefits ...........              (2,216)        (3,158)
   Inventory ...........................              (5,527)        (3,036)
   Other ...............................                (698)          (671)
                                                    --------       --------
      Total deferred tax liabilities ...             (26,090)       (23,076)
                                                    --------       --------
Net deferred tax liability .............            $(17,020)      $(12,762)
                                                    ========       ========

Income tax expense consisted of the following:

                                    2000       1999        1998
                                   ------     ------      ------
Current   -Federal......           $1,586     $2,969        (230)
           State........              150         63         189
Deferred  -Federal......            4,221      1,833       4,431
           State........               37         23        (739)
                                   ------     ------      ------
                                   $5,994     $4,888      $3,651
                                   ======     ======      ======

Cash payments...........           $2,544     $1,233      $1,340
                                   ======     ======      ======

A reconciliation of income tax expense is as follows:

                                          2000          1999          1998
                                        -------       -------       -------
Federal statutory tax rate ........     $ 6,391       $ 5,764       $ 4,584
State and local, net of federal ...         122            56          (357)
Other .............................        (519)         (932)         (576)
                                        -------       -------       -------
Total income tax expense ..........     $ 5,994       $ 4,888       $ 3,651
                                        =======       =======       =======

NOTE H - EARNINGS PER SHARE
The following table sets forth the computation of the numerators and denominators used in the computation of earnings per share and diluted earnings per share:

                                                 2000          1998          1998
                                               -------       -------       -------
Income before extraordinary item ......        $12,266       $11,581       $ 9,445
Extraordinary item, net of tax ........             --            --        (3,278)
Numerator for earnings per share ......         12,266        11,581         6,167
Effect of convertible debentures ......            946           981           999
                                               -------       -------       -------
Numerator for diluted EPS - income
 after assumed conversions ............        $13,212       $12,562       $ 7,166
                                               =======       =======       =======

Weighted average shares outstanding ...          8,505         8,447         8,438
  Non-vested restricted shares ........           (158)         (150)          (80)
Denominator for earnings per share ....          8,347         8,297         8,358
Effect of dilutive securities:
  Non-vested restricted shares ........            158           150            80
  Employee stock options ..............             48            89           116
  Convertible debentures ..............          1,290         1,290         1,290
                                               -------       -------       -------
Denominator for diluted EPS -
  adjusted weighted average shares ....          9,843         9,826         9,844
                                               =======       =======       =======

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

Operating segment information was as follows:

                                                 Retail       Wholesale    Consolidated
                                               ----------    -----------   ------------
Year ended April 1, 2000:

External revenues .....................        $1,423,736    $  366,404    $1,790,140
Intersegment sales ....................            34,872        95,967       130,839
Depreciation ..........................            25,158           776        25,934
Operating income ......................            36,200         4,321        40,521
Interest expense ......................            20,720         1,541        22,261
Income before taxes ...................            15,479         2,781        18,260
Total assets ..........................           524,430        42,575       567,005
Capital expenditures ..................            51,134         2,400        53,534

Year ended March 27, 1999:

External revenues .....................        $1,288,996    $  317,315    $1,606,311
Intersegment sales ....................            30,791        84,332       115,123
Depreciation ..........................            21,804           753        22,557
Operating income ......................            29,369         6,361        35,730
Interest expense ......................            17,754         1,507        19,261
Income before taxes ...................            11,615         4,854        16,469
Total assets ..........................           474,408        35,275       509,683
Capital expenditures ..................            57,479           943        58,422

Year ended March 28, 1998:

External revenues .....................        $1,231,437    $  273,696    $1,505,133
Intersegment sales ....................            30,010        75,516       105,526
Depreciation ..........................            19,321           698        20,019
Operating income ......................            26,943         3,898        30,841
Interest expense ......................            16,464         1,281        17,745
Income before taxes and
  extraordinary item ..................            10,479         2,617        13,096
Total assets ..........................           426,822        33,217       460,039
Capital expenditures ..................            45,790           668        46,458

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

CHANGES IN SHARES OUTSTANDING
Changes in shares issued and treasury shares during the three years ended April 1, 2000 were as follows:

                                                Class A        Class B
                                               ----------     ----------
Issued shares:
Balance at March 28, 1998,
  March 27, 1999 and April 1, 2000 .....        4,695,253      5,265,158

Treasury shares:
Balance at March 29, 1997 ..............          844,662        720,586
  Repurchase of shares .................           91,604        113,546
  Stock options exercised ..............          (34,650)       (54,075)
  Restricted stock grant ...............         (150,750)            --
                                               ----------     ----------
Balance at March 28, 1998 ..............          750,866        780,057
  Repurchase of shares .................           64,905          9,688
  Stock options exercised ..............          (71,625)       (14,627)
  Restricted stock grant ...............          (65,000)            --
                                               ----------     ----------
Balance at March 27, 1999 ..............          679,146        775,118
  Repurchase of shares .................           19,149        111,697
  Stock options exercised ..............           (7,450)            --
  Director stock purchases .............               --         (7,293)
  Vending acquisition ..................               --        (28,275)
                                               ----------     ----------
Balance at April 1, 2000 ...............          690,845        851,247

Net outstanding at April 1, 2000 .......        4,004,408      4,413,911
                                               ==========     ==========

STOCK OPTION PLANS AND SHARES RESERVED
The 1998 Stock Incentive Plan reserves 750,000 shares of common stock, in any combination of Class A and Class B, for the grant of stock options, restricted stock and/or other stock-based awards. The option price for any incentive stock option may not be less than 100% of the fair market value of the Common Stock as of the date of grant and for any non-qualified stock option may not be less than 85% of the fair market value as of the date of grant. Options granted to date become exercisable pro-rata over a four year period beginning one year from the date of grant and expire 10 years from date of grant.

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

The 1992 Stock Option Plan for Outside Directors reserved 50,000 shares of Class B Common Stock for the grant of stock options and restricted stock to non-employee directors. Options are granted upon election of each of the directors by the shareholders at the market value of the underlying common stock at date of grant. The options become exercisable and restrictions lapse in equal installments, on the date of each of the two Annual Meetings following the date of grant and expire 10 years from date of grant. Additionally, 3,500 shares of restricted stock have been issued to outside directors upon their first election as a director.

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

In 1999, shareholders approved the Outside Directors' Stock Option Plan which reserves 150,000 shares of common stock, in any combination of Class A and Class B, for the grant of stock options and restricted stock to non-employee directors. The Board of Directors will administer the plan and will determine the terms and conditions of the awards, subject to the terms of the plan. The option price may not be less than 85% of the market value as of the date of the grant.

A summary of the Company's stock option activity follows (price is weighted average; options are in thousands):

                                 Class A shares         Class B shares
                               ------------------     ------------------
                                Price     Options      Price     Options
                               -------    -------     -------    -------
Outstanding at
    March 29, 1997 .......     $ 13.28      495      $ 12.01      412
Granted ..................          --       --        14.75        2
Exercised ................       10.91      (35)       10.40      (54)
Forfeited ................       13.50      (18)       11.35       (3)
                                            ---                   ---
Outstanding at
    March 28, 1998 .......       13.46      442        12.27      357
Granted ..................       15.38       98        14.13        4
Exercised ................       13.23      (72)       10.60      (13)
Expired ..................       12.75      (19)       12.75      (42)
                                            ---                   ---
Outstanding at
    March 27, 1999 .......       13.94      449        12.31      306
Granted ..................       14.88      240        13.25        5
Exercised ................       13.81       (7)          --       --
Forfeited ................       15.02       (8)       13.79      (14)
                                            ---                   ---
Outstanding at
    April 1, 2000 ........       14.26      674        12.25      297
                                            ===                   ===

Related stock option information is as follows (options are in thousands):

                                                    2000          1999          1998
                                                  -------       -------       -------
Exercisable at the end of the year
    Class A shares ....................               365           277           272
    Class B shares ....................               290           297           328
Weighted average exercise price
    Class A shares ....................           $ 13.65       $ 13.56       $ 13.44
    Class B shares ....................             12.22         12.28         12.48
Weighted average exercise price
    of options granted during the year
    Class A shares ....................           $ 14.88       $ 15.38       $    --
    Class B shares ....................             13.25         14.13         14.75

At April 1, 2000, the range of option exercise prices for Class A shares was $13.50 to $15.38 and for Class B shares was

$9.50 to $15.50 and the weighted-average remaining contractual life of those options for Class A and Class B shares was 7.0 years and 2.7 years, respectively.

The Company has adopted the disclosure only provisions of FAS 123, "Accounting for Stock Based Compensation". In accordance with the provisions of FAS 123, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost if the exercise price of the options granted is equal to the market price of the underlying common stock at the date of grant. If the Company had elected to recognize compensation cost based on the fair value of the options at grant date as prescribed by FAS 123, net income would have been reduced by $440,000 in 2000, $273,000 in 1999, and $234,000 in 1998. Earnings per share would have been reduced by $.05 in 2000, $.04 in 1999, and $.03 in 1998. Diluted earnings per share would have been reduced by $.04 in 2000, $.01 in 1999 and $.02 in 1998.

The Black-Sholes method was used to estimate the fair value of the options at grant date based on the following factors:

                                               2000     1999    1998
                                               ----     ----    ----
Dividend yield ........................         3.0%     3.3%    3.3%
Volatility ............................          35%      38%     26%
Risk free interest rate ...............         6.9%     5.7%    6.8%
Expected life in years ................         9.0      9.0     9.0

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

The Company presently holds notes receivable totaling $471,000 for funds loaned to certain employees to exercise certain stock options granted under the 1987 Plan and under an expired 1980 plan. The notes bear interest at 6% per annum, are due on various dates, with the last maturing October, 2001, and are collateralized by the shares. The amount of the receivable is shown on the balance sheet as a reduction of equity.

As of April 1, 2000, a total of 1,290,323 shares of Class B Common Stock was reserved for conversion of debentures; 78,075 shares in any combination of Class A and Class B were reserved for future awards under the 1991 Plan; 353,000 shares in any combination of Class A and Class B were reserved for future awards under the 1998 Plan; and 21,000 shares of Class B were reserved under the 1992 Stock Option Plan for Outside Directors.

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