Form 10-K, Exhibit 13
period 2001-03-31
MARSH SUPERMARKETS INC
filed 2001-06-29
CIK 62737

                                                                      EXHIBIT 13

FINANCIAL HIGHLIGHTS
(in thousands, except per share amounts)

                                                     2001           2000           1999
                                                  ----------     ----------     ----------
Sales and other revenues .....................    $1,877,418     $1,790,140     $1,606,311

Net income ...................................        11,936         12,266         11,581

Diluted earnings per share ...................    $     1.33     $     1.34     $     1.28
Dividends per share ..........................           .44            .44            .44

Total assets .................................    $  577,814     $  567,005     $  509,683
Long-term liabilities ........................       262,485        232,990        241,720
Shareholders' equity .........................       138,276        132,912        124,480

Book value per share .........................    $    16.96     $    15.79     $    14.63

Number of shares outstanding at year end .....         8,155          8,418          8,506

Net income as a percentage of:
  Sales and other revenues ...................            .6%            .7%            .7%
  Average shareholders' equity ...............           8.8%           9.5%           9.6%
Stores open at year-end:
  Supermarkets ...............................           101             93             90
  Convenience stores .........................           187            179            175

===============================================================================
Marsh(R) Supermarkets, Inc. was founded in 1931 with one store in Muncie, Indiana. In 1953, the Company went public with 16 stores. Today, it is a leading regional food retailer headquartered in Indianapolis, Indiana. The Company operates 72 Marsh(R) Supermarkets, 27 LoBill Foods(R), 187 Village Pantry(R) convenience stores, and 2 Savin*$ stores, all in Indiana and Ohio, Convenience Store Distributing Company (CSDC(R)) serving 1,000 non-affiliated convenience stores in nine states, Crystal Food Services(TM), a specialist in catering, business cafeteria management, vending and concessions, Primo Banquet Catering and Conference Centers, and McNamara Florist and Enflora(R), Flowers for Business.

The 14,800 Marsh employees serve two million customers each week.

SELECTED FINANCIAL DATA
(in thousands, except per share amounts)

                                                     March 31,       April 1,      March 27,      March 28,       March 29,
As of and for the year ended                             2001           2000           1999           1998            1997
                                                  -----------    -----------    -----------    -----------     -----------
Sales and other revenues .....................    $ 1,877,418    $ 1,790,140    $ 1,606,311    $ 1,505,133     $ 1,451,730

Income (loss) before income taxes and
  extraordinary item .........................         17,779         18,260         16,469         13,096            (249)

Income (loss) before extraordinary item ......         11,936         12,266         11,581          9,445            (244)
Extraordinary item, net of tax ...............             --             --             --         (3,278)             --
                                                  -----------    -----------    -----------    -----------     -----------
Net income (loss) ............................    $    11,936    $    12,266    $    11,581    $     6,167     $      (244)
                                                  ===========    ===========    ===========    ===========     ===========

Basic earnings (loss) per common share:
    Before extraordinary item ................    $      1.46    $      1.47    $      1.40    $      1.13     $      (.03)
    Net income (loss) ........................           1.46           1.47           1.40            .74            (.03)

Diluted earnings (loss) per common share:
    Before extraordinary item ................    $      1.33    $      1.34    $      1.28    $      1.07     $      (.03)
    Net income (loss) ........................           1.33           1.34           1.28            .73            (.03)

Dividends declared per share .................    $       .44    $       .44    $       .44    $       .44     $       .44

Total assets .................................    $   577,814    $   567,005    $   509,683    $   460,039     $   395,631
Long-term liabilities ........................        262,485        232,990        241,720        212,461         145,429
Total shareholders' equity ...................        138,276        132,912        124,480        116,079         115,448

SELECTED QUARTERLY FINANCIAL DATA  (unaudited)
(in thousands, except per share amounts)


                                                           2001                                     2000
                                            Fourth    Third     Second     First    Fourth    Third     Second     First
                                           --------  --------  --------  --------  --------  --------  --------  --------
Sales and other revenues ................  $410,535  $429,817  $600,457  $436,609  $441,576  $419,569  $534,729  $394,266
                                           --------  --------  --------  --------  --------  --------  --------  --------

Gross profit ............................   107,117   112,837   146,569   106,840   110,734   103,116   129,009    98,083
Selling, general and administrative .....    92,915    95,548   126,981    89,774    93,901    87,209   110,754    82,623
Depreciation ............................     5,257     5,197     8,508     6,096     6,314     5,947     8,033     5,640
                                           --------  --------  --------  --------  --------  --------  --------  --------
Operating profit ........................     8,945    12,092    11,080    10,970    10,519     9,960    10,222     9,820
Interest ................................     5,240     5,529     7,857     5,771     5,755     5,075     6,560     4,871
Other non-operating expense .............       100       811        --        --        --        --        --        --
                                           --------  --------  --------  --------  --------  --------  --------  --------
Income before income taxes ..............     3,605     5,752     3,223     5,199     4,764     4,885     3,662     4,949
Income taxes ............................     1,120     1,917     1,084     1,722     1,650     1,629     1,047     1,668
                                           --------  --------  --------  --------  --------  --------  --------  --------
Net income ..............................  $  2,485  $  3,835  $  2,139  $  3,477  $  3,114  $  3,256  $  2,615  $  3,281
                                           ========  ========  ========  ========  ========  ========  ========  ========

Basic earnings per common share .........  $    .31  $    .47  $    .26  $    .42  $    .37  $    .39  $    .31  $    .39
Diluted earnings per common share .......       .28       .42       .25       .38       .34       .35       .30       .36

Common stock prices (daily close):
     Class A -  High ....................  $  16.13  $  16.75  $  16.00  $  16.63  $  16.63  $  15.88  $  16.63  $  15.88
                Low .....................     14.06     14.75     14.25     14.50     13.13     13.50     14.13     11.38

     Class B -  High ....................     12.87     13.00     12.94     10.63     11.75     12.00     13.50     12.50
                Low .....................     10.50     12.50      9.50      9.13      9.00      9.50     11.75     10.13

Cash Dividend:  Class A .................  $    .11  $    .11  $    .11  $    .11  $    .11  $    .11  $    .11  $    .11
                Class B .................       .11       .11       .11       .11       .11       .11       .11       .11

Cash dividends have been paid on the common stock during each quarter for the past 41 years.

Quarterly earnings per share are based on weighted average shares outstanding for the quarter; therefore, the sum of the quarters may not equal the full year earnings per share amount.

The first, third and fourth quarters are 12 weeks, except the Fiscal Year 2000 fourth quarter was 13 weeks. The second quarter is 16 weeks.

The effects on diluted earnings per common share for certain items recognized in net income in the quarterly results were as follows:

   Fourth quarter 2001:   Increases of $.20 from sales of surplus real estate
                          and $.08 from lower depreciation resulting from a change in the estimated useful lives of buildings and land improvements and leasehold improvements.

   Third quarter 2001:    Increases of $.02 from sales of surplus real estate,
                          $.05 from a cigarette manufacturers' price increase, and $.08 from lower depreciation, and a decrease of $.05 from the write-off of a minority interest in an investment accounted for by the equity method.

   Second quarter 2001:   Increases of $.04 from sales of surplus real estate
                          and $.03 from a cigarette manufacturers' price increase.

   Fourth quarter 2000:   Increases of $.09 from sales of surplus real estate
                          and $.24 from LIFO.

   Third quarter 2000:    An increase of $.04 from sales of surplus real estate.

   Second quarter 2000:   Increases of $.05 from sales of surplus real estate
                          and $.09 from a cigarette manufacturers' price increase.

   First quarter 2000:    An increase of $.05 from sales of surplus real estate.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes certain forward-looking statements (statements other than those made solely with respect to historical fact). Actual results could differ materially and adversely from those contemplated by the forward-looking statements due to known and unknown risks and uncertainties. The forward-looking statements and the Company's future results, liquidity and capital resources are subject to the following risks and uncertainties: softness in the general retail food industry, the entry of new competitive stores and e-retailers in the Company's market, adverse developments regarding customer retention, the ability to predict the impact of the revision of the estimated useful lives of building and land improvements, the impact of any acquisitions or dispositions, the stability of distribution incentives from suppliers, the level of discounting by competitors, the timely and on budget completion of store construction, expansion, conversion and remodeling, the ability to complete authorized share repurchases, the successful integration of acquisitions, uncertainties relating to tobacco and environmental regulations, and the level of margins achievable in the Company's operating divisions and their ability to minimize operating expenses. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

RESULTS OF OPERATIONS

The following table sets forth certain income statement components, expressed as a percentage of sales and other revenues, and the percentage change in such components:


                                                   Percentage of Revenues
                                                        Year Ended                    Percentage Change
                                             -----------------------------------    ----------------------
                                             March 31,     April 1,    March 27,        2001          2000
                                                 2001         2000         1999     vs. 2000      vs. 1999
                                             --------     --------     --------     --------      --------
Sales and other revenues ................       100.0%       100.0%       100.0%         4.9%         11.4%
Gross profit ............................        25.2         24.6         24.8          7.4          10.7
Selling, general and administrative .....        21.6         20.9         21.2          8.2          10.2
Depreciation ............................         1.3          1.4          1.4         (3.4)         15.0
Operating profit ........................         2.3          2.3          2.2          6.3          13.4
Interest ................................         1.3          1.2          1.2          9.6          15.6
Other non-operating expense .............         0.0           --           --          n/m            --
Income before income taxes ..............         0.9          1.0          1.0         (2.6)         10.9
Income taxes ............................         0.3          0.3          0.3         (2.5)         22.6
Net income ..............................         0.6          0.7          0.7         (2.7)          5.9

n/m = not meaningful


SALES AND OTHER REVENUES

In 2001, consolidated sales and other revenues of $1,877.4 million increased $87.3 million, or 4.9%, from 2000, a 53-week year. On a comparable 52-week basis, consolidated sales and other revenues in 2001 increased $123.2 million, or 7.0%, excluding approximately $35.9 million of revenues attributable to the additional week in 2000. Supermarket, convenience store (Village Pantry), convenience wholesale (CSDC), and food service (Crystal Food Services) revenues accounted for 67%, 13%, 18%, and 2%, respectively, of consolidated revenues. On a 52-week basis, sales and other revenues increased in supermarkets 9.0%, in Village Pantry 16.0%, and in Crystal Food Services 13.1%, but declined in CSDC 7.0%. In 2001, consolidated retail sales (excluding fuel sales) increased 6.8% and sales in comparable stores, including replacement stores and format conversions, increased 2.0% from 2000, both on a 52-week basis. The increase in revenues in supermarkets was driven primarily by acquired and newly constructed stores. Village Pantry inside sales (retail sales excluding fuel sales) increased 1.4% and fuel gallons sold increased 14.1% in 2001 from 2000. The decline in CSDC revenues resulted from the loss of two convenience store chain customers. CSDC served 1,000 non-affiliated stores at the end of 2001 compared to 1,310 at the end of 2000. Gains on sales of surplus real estate in the normal course of operations were $3.7 million in 2001 compared to $3.4 million in 2000.

Comparable store sales for each of the past 17 quarters have increased over the respective year earlier quarter, in spite of competitive activity and low rates of food price inflation. The Company believes it's marketing and merchandising programs continue to be positioned to maintain the positive comparable store sales trend.

In 2000, a 53-week year, consolidated sales and other revenues of $1,790.1 million increased $183.8 million, or 11.4%, from 1999. On a comparable 52 week basis, consolidated sales and other revenues in 2000 increased $147.9 million, or 9.2%, excluding approximately $35.9 million of revenues attributable to the additional week. Supermarket, convenience store, convenience wholesale, and food service revenues accounted for 65%, 12%, 21%, and 2%, respectively, of consolidated revenues. On a 52-week basis, sales and other revenues increased in supermarkets 6.0%, in Village Pantry 20.6%, in CSDC 12.4% and in Crystal Food Services 25.6%. In 2000, consolidated retail sales (excluding fuel sales) increased 6.3% and sales in comparable stores, including replacement stores and format conversions, increased 3.6% from 1999, both on a 52 week basis. Approximately half of the increased revenues in supermarkets was due to same store gains, with the remainder attributable to new stores. Village Pantry inside sales (retail sales excluding fuel sales) increased 8.2% and fuel gallons sold increased 22.1% in 2000 from 1999. Essentially all of the increase in CSDC revenues resulted from higher manufacturer cigarette prices. CSDC served 1,310 non-affiliated stores at the end of both 2000 and 1999. Gains on sales of surplus real estate in the normal course of operations were $3.4 million in 2000 compared to $2.7 million in 1999.

GROSS PROFIT

Gross profit is net of warehousing, transportation and promotional expenses. Expressed as a percentage of revenues, consolidated gross profit was 25.2% of revenues in 2001 compared to 24.6% in 2000. The improvement in consolidated gross profit as a percentage of revenues resulted primarily from a greater distribution of revenues from the retail segment, which has a profit rate significantly higher than the wholesale segment. Gains resulting from cigarette manufacturers' price increases were $1.2 million in 2001 and $1.5 million in 2000. Gross profit as a percentage of revenues was essentially unchanged in supermarkets and CSDC, improved in Crystal Food Services and declined slightly in Village Pantry.

In 2000, consolidated gross profit was 24.6% of revenues compared to 24.8% in 1999. During 1999, cigarette manufacturers increased wholesale prices approximately 25% and cigarette retailers and wholesalers immediately increased their prices accordingly. The increase allowed the Company to realize a one-time gain of $2.8 million, net of the estimated LIFO impact. Consolidated gross profit excluding cigarette price increase gains, expressed as a percentage of revenues, was 24.6% in both 2000 and 1999. Gross profit, as a percentage of revenues, increased in supermarkets and on Village Pantry inside sales, but decreased in CSDC, Crystal Food Services and on Village Pantry fuel sales. The percentage decrease in CSDC was attributable to higher cigarette sales at profit rates lower than other product categories. Village Pantry gross profit dollars per fuel gallon were essentially the same in both 2000 and 1999, but the profit percentage was lower in 2000 due to significantly higher retail pricing.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

In 2001, consolidated selling, general and administrative expenses were 21.6% of consolidated sales and other revenues compared to 20.9% in 2000. Of the 0.7% increase, the decline in sales of the wholesale segment accounts for 0.4%, store wages and benefits increased 0.4%, and other store operating costs increased 0.1%, while general and administrative costs decreased 0.2%.

Wages in stores open both years, excluding supermarket conversions to the LoBill format, increased 2.6% in 2001 from 2000 and 1.7% in 2000 from 1999. The increases resulted from a tight labor market, which the Company expects to continue. Retailers, including the Company, generally seek to offset wage increases with higher gross margin rates, higher same store sales and productivity gains. In response to the tight labor market, the Company continues to monitor labor scheduling and productivity to address wage costs, while continuing to maintain high customer service levels.

In 2000, consolidated selling, general and administrative expenses, expressed as a percentage of revenues, decreased 0.3% to 20.9%, from 21.2% in 1999. In 2000, store expenses declined 0.3%, administrative expenses declined 0.1% and advertising increased 0.1%, all expressed as a percentage of revenues.

DEPRECIATION

Depreciation expense was $25.1 million, $25.9 million and $22.6 million in 2001, 2000, and 1999, respectively. Expressed as a percentage of revenues, depreciation expense was 1.3% in 2001 and 1.4% in both 2000 and 1999.

As a result of the Company's periodic examination and review of its accounting policies and practices, the Company determined that a revision of the estimated useful lives used to depreciate buildings and land improvements and leasehold improvements was appropriate in light of the Company's historical experience and its current assessment of prevailing industry practice. The change was effected in the third quarter of 2001 and resulted in a decrease in depreciation expense of $2.4 million and an increase in net income of $1.6 million, or $.17 per diluted share, for the year ended March 31, 2001.

INTEREST

Interest expense was $24.4 million in 2001, $22.3 million in 2000, and $19.3 million in 1999. As a percentage of revenues, interest was 1.3% in 2001 and 1.2% in both 2000 and 1999.

OTHER NON-OPERATING EXPENSE

During 2001, the Company determined the realizable value of a minority interest in an investment, accounted for by the equity method, was impaired and took a $0.9 million charge to write-off the investment. The effect of the write-off was a $.06 decrease in diluted earnings per share.

INCOME TAXES

The effective income tax rate was 32.9% for 2001, 32.8% for 2000, and 29.7% for 1999. The effective rate was lower than the statutory rate due to contributions, research and development credits and other tax credits. The effective income tax rate for 2002 is expected to approximate 33%.

CAPITAL EXPENDITURES

Capital expenditures and major capital projects completed during the last three years consisted of:

                                       2001      2000       1999
                                      ------    ------     ------
Capital expenditures (millions)....   $ 55.1    $ 53.5     $ 58.4
                                      ======    ======     ======
Supermarkets
   New/acquired stores.............        8         7          2
   Closed stores...................       --         4          1
   Major remodels/expansions.......       --        --          1
Convenience stores
   New/acquired stores.............       15         7          8
   Closed stores...................        7         3         14


During 2001, the following stores were opened or acquired:

                                  SQUARE
TYPE               CATEGORY         FEET       LOCATION
----              -----------    -------   ---------------
Supermarket       New             52,000   Bloomington, IN
Supermarket       New             54,000   Mooresville, IN
LoBill            New             31,000   Lebanon, IN
LoBill            Acquired        26,000   Greensburg, IN
LoBill            Acquired        29,000   Muncie, IN
LoBill            Acquired        33,000   Muncie, IN
LoBill            Acquired        35,000   Muncie, IN
Savin*$           Acquired        27,000   Muncie, IN
Convenience       New              2,100   Lebanon, IN
Convenience       New              3,800   Martinsville, IN
Convenience       New              3,800   McCordsville, IN
Convenience       New - kiosk        200   Indianapolis, IN
Convenience       New - kiosk        200   Mooresville, IN
Convenience       Replacement      3,600   Connersville, IN
Convenience       Replacement      3,800   Muncie, IN
Convenience       Replacement      3,800   Muncie, IN
Convenience       Replacement      3,800   Wabash, IN
Convenience       Acquired         4,400   Attica, IN
Convenience       Acquired         3,100   Linden, IN
Convenience       Acquired         3,000   Muncie, IN
Convenience       Acquired         1,600   Muncie, IN
Convenience       Acquired         3,000   Peru, IN
Convenience       Acquired         4,900   Veedersburg, IN
Florist           New              4,000   Indianapolis, IN

During 2000, the following stores were opened or acquired:

                                  SQUARE
TYPE               CATEGORY         FEET   LOCATION
----              ----------      ------   ----------------
Supermarket       New             63,000   Indianapolis, IN
Supermarket       New             61,000   Zionsville, IN
Supermarket       New             61,000   Brownsburg, IN
LoBill            Acquired        12,000   Pendleton, IN
LoBill            Acquired        17,000   Peru, IN
LoBill            Conversion      30,000   Indianapolis, IN
LoBill            Acquired        32,000   Richmond, IN
LoBill            Acquired        14,000   Richmond, IN
Convenience       Acquired         2,600   Indianapolis, IN
Convenience       Acquired         2,600   Indianapolis, IN
Convenience       Acquired         2,300   Muncie, IN
Convenience       New              2,000   Warsaw, IN
Convenience       New              3,600   Greenfield, IN
Convenience       New              3,600   Brownsburg, IN
Convenience       Replacement      4,900   Lafayette, IN

In 2001, the Company also acquired land for two new supermarkets and completed construction of one new catering facility. During 2001, construction began on one replacement supermarket, one replacement convenience store and the conversion of an existing store site to a catering facility, all of which were completed subsequent to the end of the fiscal year.

In 2002, the Company plans to construct two new supermarkets, open one new LoBill, and open ten to 12 new convenience stores. Also, the Company plans to remodel three supermarkets and convert five existing supermarkets to the LoBill format. The cost of these projects and other capital commitments is estimated to be $75 million. Of this amount, the Company plans to fund $45 million through sale/leasebacks, $20 million through equipment leasing and believes it can finance the balance with current cash balances and internally generated funds.

The Company's plans with respect to store construction, expansion, conversion and remodeling are subject to known and unknown risks and uncertainties and may be revised in light of changing conditions, such as competitive influences, its ability to successfully negotiate site acquisitions or leases, zoning limitations and other governmental regulations. The timing of projects is subject to normal construction and other delays. It is possible that projects described above may not commence, others may be added, a portion of planned expenditures with respect to projects commenced during the current fiscal year may carry over to the subsequent fiscal year, and the Company may use other financing arrangements.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities during 2001 was $45.9 million, a $5.6 million increase from 2000. Working capital increased $31.3 million as notes payable to bank decreased $10.0 million, current maturities of long-term debt decreased $25.7 million, and employee compensation and other liabilities increased $3.7 million. Proceeds from a new revolving credit facility were used to repay the $10.0 million notes payable to bank and $25.0 million of current maturities of long-term debt. The increase in employee compensation and other liabilities was primarily for medical benefits costs and an employee contributory retirement plan.

For 2001, investing activities consisted of $55.1 million in expenditures for acquisition of property, equipment and land for expansion, net of dispositions, and $13.7 million in other investing activities, primarily acquisitions made during the year, acquisition of rental video tapes and other deferred costs. The Company's capital requirements are traditionally financed through internally generated funds, long-term borrowings and lease financings, including capital and operating leases. The Company anticipates continued access to such financing sources.

The Company's long-term debt and capital lease obligations, net of current maturities, amounted to $262.5 million at March 31, 2001, compared to $233.0 million at April 1, 2000. At March 31, 2001, 87% of the long-term debt and capital lease obligations were at fixed rates of interest with a 9.0% weighted average rate, and 13% were at variable rates of interest with a 7.1% weighted average rate.

In June 2000, the Company executed a commitment for a new $90.0 million revolving credit facility that replaced prior revolving credit facilities of $50.0 million. At March 31, 2001, $35.0 million was borrowed on the revolving credit facility. A bank commitment for short-term borrowing provides an additional $5.0 million of available financing at rates based upon the then prevailing federal funds rate; no amount was borrowed at March 31, 2001.

The Company believes amounts available under the revolving credit facility and notes payable to banks, cash flows from operating activities and lease financings will be adequate to meet the Company's working capital needs, debt service obligations and capital expenditures for the foreseeable future.

MARKET RISK - INTEREST

The Company, as a policy, does not engage in speculative or leveraged transactions, nor does it hold or issue financial instruments for trading purposes. The Company is exposed to changes in interest rates primarily as a result of its borrowing activities. Based on interest rates at March 31, 2001, a 100 basis point change in interest rates would not have had a material impact on the Company.

REPURCHASE OF COMMON SHARES

In May 2001, the Company authorized an increase, from $15.0 million to $18.0 million, related to its repurchase plan for Class A Common Stock and Class B Common Stock. The Company had repurchased approximately $12.0 million at March 31, 2001, and subsequently purchased an additional $1.6 million.

REPORT OF MANAGEMENT ON RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Marsh Supermarkets, Inc. is responsible for the preparation and integrity of the consolidated financial statements included in this annual report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States and necessarily include some amounts based on management's best estimates and judgment. All financial information appearing in this annual report is consistent with that in the financial statements.

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

Independent auditors, Ernst & Young LLP, have audited the accompanying financial statements. Their report is included herein. Their audits, conducted in accordance with auditing standards generally accepted in the United States, included the review and evaluation of selected internal accounting controls for purposes of designing their audit tests.

The Audit Committee of the Board of Directors meets periodically with the independent auditors to discuss the scope and results of their audit work, their assessment of internal controls, and the quality of financial reporting. The independent auditors are engaged by the Board of Directors, upon recommendation of the Audit Committee.

Don E. Marsh                     Douglas Dougherty                   Mark Varner
Chairman of the Board,           Senior Vice President,              Vice President -
President and                    Chief Financial Officer and         Corporate Controller
Chief Executive Officer          Treasurer


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Marsh Supermarkets, Inc.

We have audited the accompanying consolidated balance sheets of Marsh Supermarkets, Inc. and subsidiaries as of March 31, 2001 and April 1, 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marsh Supermarkets, Inc. and subsidiaries at March 31, 2001 and April 1, 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States.

Indianapolis, Indiana
May 18, 2001

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

                                                                            March 31,      April 1,     March 27,
YEAR ENDED                                                                      2001          2000          1999
----------                                                                 ----------    ----------    ----------
Sales and other revenues ..............................................    $1,877,418    $1,790,140    $1,606,311
Cost of merchandise sold, including warehousing and transportation ....     1,404,055     1,349,198     1,208,097
                                                                           ----------    ----------    ----------
Gross profit ..........................................................       473,363       440,942       398,214
Selling, general and administrative expenses ..........................       405,218       374,487       339,927
Depreciation ..........................................................        25,058        25,934        22,557
                                                                           ----------    ----------    ----------
Operating profit ......................................................        43,087        40,521        35,730
Interest ..............................................................        24,397        22,261        19,261
Other non-operating expense ...........................................           911            --            --
                                                                           ----------    ----------    ----------
Income before income taxes ............................................        17,779        18,260        16,469
Income taxes ..........................................................         5,843         5,994         4,888
                                                                           ----------    ----------    ----------
       NET INCOME .....................................................    $   11,936    $   12,266    $   11,581
                                                                           ==========    ==========    ==========

Basic earnings per common share .......................................    $     1.46    $     1.47    $     1.40
Diluted earnings per common share .....................................    $     1.33    $     1.34    $     1.28

Dividends per share ...................................................    $      .44    $      .44    $      .44


See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
(in thousands, except number of shares)

                                                                                        March 31,      April 1,
ASSETS                                                                                      2001          2000
------                                                                                  --------      --------
Current Assets
   Cash and equivalents ..........................................................      $ 31,257      $ 31,435
   Accounts receivable, less allowances $1,437 in 2001, and $1,405 in 2000 .......        46,260        44,315
   Inventories ...................................................................       126,069       125,383
   Prepaid expenses ..............................................................         6,683         6,068
   Recoverable income taxes ......................................................           999         1,960
                                                                                        --------      --------
       TOTAL CURRENT ASSETS ......................................................       211,268       209,161
Property and Equipment
  Land ...........................................................................        55,969        60,187
  Buildings and land improvements ................................................       205,912       205,450
  Fixtures and equipment .........................................................       135,821       127,075
  Leasehold improvements .........................................................        63,697        57,716
  Construction in progress .......................................................        11,800         4,214
  Property under capital leases ..................................................        21,629        20,004
                                                                                        --------      --------
                                                                                         494,828       474,646
  Allowances for depreciation ....................................................       187,047       175,057
                                                                                        --------      --------
       TOTAL PROPERTY AND EQUIPMENT ..............................................       307,781       299,589

Other Assets .....................................................................        58,765        58,255
                                                                                        --------      --------
                                                                                        $577,814      $567,005
                                                                                        ========      ========


See Notes to Consolidated Financial Statements.

                                                                                         March 31,        April 1,
LIABILITIES AND SHAREHOLDERS' EQUITY                                                         2001            2000
------------------------------------                                                    ---------       ---------
Current Liabilities
   Notes payable to bank .........................................................      $      --       $  10,000
   Accounts payable ..............................................................         80,598          79,097
   Employee compensation and other liabilities ...................................         23,366          19,680
   State and local taxes .........................................................         14,449          13,131
   Other accounts payable and accrued expenses ...................................         15,231          17,019
   Dividends payable .............................................................            899             936
   Deferred income taxes .........................................................          6,069           4,276
   Current maturities of long-term liabilities ...................................          2,388          28,097
                                                                                        ---------       ---------
         TOTAL CURRENT LIABILITIES ...............................................        143,000         172,236

Long-term Liabilities
   Long-term debt ................................................................        246,940         218,724
   Capital lease obligations .....................................................         15,545          14,266
                                                                                        ---------       ---------
         TOTAL LONG-TERM LIABILITIES .............................................        262,485         232,990

Deferred Items
   Income taxes ..................................................................         12,865          12,744
   Other .........................................................................         21,188          16,123
                                                                                        ---------       ---------
         TOTAL DEFERRED ITEMS ....................................................         34,053          28,867

Shareholders' Equity
   Series A Junior Participating Cumulative Preferred stock:
      Authorized: 5,000,000 shares; Issued:  None ................................             --              --
   Class A Common Stock, no par value:
      Authorized: 15,000,000 shares; Issued: 4,695,253 ...........................          9,468           9,001
   Class B Common Stock, no par value:
        Authorized: 15,000,000 shares; Issued: 5,265,158 .........................         16,598          16,454
   Retained earnings .............................................................        125,645         117,360
   Cost of Common Stock in treasury
      Class A: 2001 - 766,045; 2000 - 690,845 shares .............................         (3,883)         (2,236)
      Class B: 2001 - 1,039,194; 2000 - 851,247 shares ...........................         (7,773)         (5,622)
   Deferred cost - restricted stock ..............................................           (730)         (1,574)
   Notes receivable - stock options ..............................................         (1,049)           (471)
                                                                                        ---------       ---------
         TOTAL SHAREHOLDERS' EQUITY ..............................................        138,276         132,912
                                                                                        ---------       ---------
                                                                                        $ 577,814       $ 567,005
                                                                                        =========       =========

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands)

                                                            Class A    Class B              Cost of
                                                             Common    Common    Retained   Stock in
                                                             Stock     Stock     Earnings   Treasury    Other      Total
                                                            -------    --------  ---------  --------   --------   ---------
Balance at March 28, 1998...............................    $ 8,552    $ 16,232  $ 100,917  $ (7,268)  $ (2,354)  $ 116,079
  Net income............................................                            11,581                           11,581
  Cash dividends declared...............................                            (3,717)                          (3,717)
  Amortization of prior year restricted stock grant.....                                                    584        584
  Restricted stock grant of 65,000 shares...............                                       1,040       (980)        60
  Repurchase of 74,593 shares...........................                                      (1,218)                (1,218)
  Exercise of stock options - 86,252 shares.............        430          25         60       736                  1,251
  Other.................................................                                                   (140)       (140)
                                                            -------    --------  ---------  --------   --------   ---------
Balance at March 27, 1999...............................      8,982      16,257    108,841    (6,710)    (2,890)    124,480
  Net income............................................                            12,266                           12,266
  Cash dividends declared...............................                            (3,747)                          (3,747)
  Amortization of restricted stock grants...............                                                    844         844
  Repurchase of 130,846 shares..........................                                      (1,466)                (1,466)
  Exercise of stock options - 7,450 shares..............         19                              103                    122
  Issuance of 28,275 shares - vending acquisition.......                    154                  170                    324
  Other.................................................                     43                   45          1          89
                                                            -------    --------  ---------  --------   --------   ---------
Balance at April 1, 2000................................      9,001      16,454    117,360    (7,858)    (2,045)  $ 132,912
  Net income............................................                            11,936                           11,936
  Cash dividends declared...............................                            (3,614)                          (3,614)
  Amortization of restricted stock grants...............                                                    844         844
  Repurchase of 317,078 shares..........................                                      (4,036)                (4,036)
  Exercise of stock options - 49,200 shares.............        467         126                  206       (530)        269
  Other.................................................                     18        (37)       32        (48)        (35)
                                                            -------    --------  ---------  --------   --------   ---------
Balance at March 31, 2001...............................    $ 9,468    $ 16,598  $ 125,645  $(11,656)  $ (1,779)  $ 138,276
                                                            =======    ========  =========  ========   ========   =========


See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

                                                                      March 31,               April 1,              March 27,
YEAR ENDED                                                                2001                   2000                   1999
----------                                                            --------               --------               --------
OPERATING ACTIVITIES
  Net income ...................................................      $ 11,936               $ 12,266               $ 11,581
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation .............................................        25,058                 25,934                 22,557
      Amortization of other assets .............................         4,991                  5,501                  4,949
      Increase in deferred income taxes ........................         1,914                  4,258                  1,856
      Changes in operating assets and liabilities:
        Accounts receivable ....................................        (1,945)                (8,219)                (8,781)
        Inventories ............................................          (686)                18,047                 (8,509)
        Prepaid expenses and recoverable income taxes ..........           346                  2,048                 (1,731)
        Accounts payable and accrued expenses ..................         4,717                 15,884                  8,866
        Other operating activities .............................          (464)                   606                   (922)
                                                                      --------               --------               --------
       NET CASH PROVIDED BY OPERATING ACTIVITIES ...............        45,867                 40,231                 29,866

INVESTING ACTIVITIES
  Acquisition of property, equipment and land held for expansion       (55,076)               (53,534)               (58,422)
  Disposition of property, equipment and land held for expansion         4,788                  5,794                  5,517
  Other investing activities ...................................       (13,679)               (12,989)                (5,748)
                                                                      --------               --------               --------
       NET CASH USED FOR INVESTING ACTIVITIES ..................       (63,967)               (60,729)               (58,653)

FINANCING ACTIVITIES
  Proceeds (repayments) of short-term borrowings ...............       (10,000)                10,000                     --
  Proceeds of long-term borrowings .............................        66,011                 27,550                 60,000
  Proceeds of sales/leasebacks .................................        31,577                  2,120                  6,947
  Payments of long-term debt and capital lease obligations .....       (62,225)               (13,293)               (37,504)
  Purchase of Class A and Class B Common Stock for treasury ....        (4,036)                (1,467)                (1,218)
  Cash dividends paid ..........................................        (3,651)                (3,747)                (3,714)
  Stock options exercised ......................................           234                    121                  1,250
  Other financing activities ...................................            12                    129                     --
                                                                      --------               --------               --------
NET CASH PROVIDED BY FINANCING ACTIVITIES ......................        17,922                 21,413                 25,761

INCREASE (DECREASE) IN CASH AND EQUIVALENTS ....................          (178)                   915                 (3,026)
  Cash and equivalents at beginning of year ....................        31,435                 30,520                 33,546
                                                                      --------               --------               --------
    CASH AND EQUIVALENTS AT END OF YEAR ........................      $ 31,257               $ 31,435               $ 30,520
                                                                      ========               ========               ========


See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts or as otherwise noted)

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in preparation of the consolidated financial statements are:

FISCAL YEAR

The Company's fiscal year ends on Saturday of the thirteenth week of each calendar year. All references herein to "2001", "2000" and "1999" relate to the fiscal years ended March 31, 2001, April 1, 2000, and March 27, 1999, respectively.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Marsh Supermarkets, Inc. and all majority-owned subsidiaries ("the Company"). Investments in partnerships in which the Company has a minority interest are accounted for by the equity method. Significant intercompany accounts and transactions have been eliminated.

RECLASSIFICATIONS

Certain reclassifications have been made to prior periods to conform to current presentations.

CASH AND EQUIVALENTS

Cash and equivalents consist of highly liquid investments with a maturity of three months or less when purchased. The carrying amount approximates the fair value of those assets.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out ("LIFO") method for the principal components of inventories, and by the first-in, first-out ("FIFO") method for the remainder (see Note B).

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, including a provision for capitalized interest. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives of the assets, generally 33 years for buildings and 20 years for land improvements, five to 12 years for fixtures and equipment, and 20 years for leasehold improvements (see Note C). For income tax purposes, accelerated methods and statutory lives are used to compute depreciation.

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

REVENUE RECOGNITION

Revenue from retail sales is recognized at the time of sale. Revenue from wholesale sales is recognized at the time of delivery. Customer returns are negligible and are generally limited to goods which can be returned to suppliers, therefore no allowance for returns is recorded in the financial statements. Allowances for doubtful accounts are provided based on the Company's uncollectible account experience.

EXCISE TAXES

Sales and cost of merchandise sold include state and federal excise taxes on tobacco, gasoline and alcohol products of approximately $104 million in 2001, $103 million in 2000, and $100 million in 1999.

ADVERTISING COSTS

Advertising communication costs are expensed in the period incurred and production costs are expensed the first time the advertising is distributed. Advertising costs in the amounts of $23.9 million, $22.8 million, and $18.5 million were recorded and included in selling, general and administrative expenses for 2001, 2000, and 1999, respectively.

COST OF OPENING STORES

Non-capital expenditures associated with opening new stores are expensed as incurred.

USE OF ESTIMATES

Preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The more significant estimates include allowances for doubtful accounts, provisions for self-insurance losses and income taxes. Actual results could differ from those estimates.

ENVIRONMENTAL LIABILITIES

Environmental liabilities are recorded when environmental assessments indicate remedial efforts are required and the costs can be reasonably estimated. The Company is aware of the existence of petroleum contamination at 31 sites and has commenced remediation at each of those sites. Current estimates of the total compliance costs to be incurred, net of estimated recoveries from an Indiana excess liability fund, are not material. Leak detection tests are performed at all petroleum dispensing sites more frequently than required by current environmental laws and regulations.

NOTE B - INVENTORIES

Inventories are comprised of finished goods and goods held for resale. Inventories valued by the LIFO method represented approximately 73% and 76% of consolidated inventories at March 31, 2001, and April 1, 2000, respectively. Current inventory cost exceeded the carrying amount of LIFO inventories by $8.5 million at March 31, 2001 and $8.3 million at April 1, 2000. Valuation allowances related to inventories were $1.2 million and $1.5 million at the end of fiscal years 2001 and 2000, respectively.

NOTE C - CHANGE IN ESTIMATED USEFUL LIVES OF PROPERTY AND EQUIPMENT

As a result of the Company's periodic examination and review of its accounting policies and practices, the Company determined that a revision of the estimated useful lives used to depreciate buildings and land improvements, and leasehold improvements was appropriate in light of the Company's historical experience and its current assessment of prevailing industry practice. The change was effected in the third quarter of 2001 and resulted in a decrease in depreciation expense of $2.4 million and an increase in net income of $1.6 million, or $.17 per diluted share, for the year ended March 31, 2001.

NOTE D - DEBT

Long-term debt consisted of the following:

                                                  2001        2000
                                                ---------   ---------
Notes payable to insurance companies:
  10.05% notes............................      $  15,152   $  16,215
   9.05% notes............................             --      17,172
8.25% mortgage............................         16,803      17,164
8.95% mortgage............................         10,356          --
Revolving credit facilities...............         35,000      25,000
8 7/8% Senior Subordinated Notes..........        150,000     150,000
      Less discount.......................           (774)       (896)
7% convertible subordinated debentures....         19,909      19,909
Other.....................................          2,357       1,801
Less current maturities...................         (1,863)    (27,641)
                                                ---------   ---------
                                                $ 246,940   $ 218,724
                                                =========   =========

The 10.05% notes are payable in monthly installments (principal and interest) of $220,000 through 2009. Land and buildings with a net carrying amount of $19.3 million are pledged as collateral to the notes.

The 9.05% notes were retired in August, 2000 prior to maturity.

The 8.25% mortgage is payable in monthly installments (principal and interest) of $147,000 and matures in January 2010. The mortgage is secured by land and buildings with a net carrying amount of $19.3 million.

The 8.95% mortgage is payable in monthly installments (principal and interest) of $94,000 and matures in May 2010. The mortgage is secured by land and buildings with a net carrying amount of $8.2 million.

Amounts borrowed under the revolving credit facility are for terms selected by the Company at the time of borrowing. Interest rates are based on LIBOR or floating prime rate, and principal and interest are payable at maturity. The facility permits total borrowings of $90.0 million. Commitment fees of 0.375% are paid on unused amounts. In June 2000, the revolving credit facility replaced two revolving credit agreements aggregating $50.0 million. At April 1, 2000, $25.0 million was borrowed under those previous agreements and was included in current maturities. The terms and conditions of the new facility are similar to those contained in the agreements replaced, and the credit facility matures in February 2003.

Interest on the 8 7/8% Senior Subordinated Notes is payable semi-annually and the principal matures in August 2007. The effective interest rate is 9.0%.

The 7% convertible subordinated debentures mature February 15, 2003. They are convertible at any time, at the holder's option, into Class B Common Stock at a conversion price of $15.50 per share. They are redeemable, at the Company's option, at declining prices which started at 103.5% of the principal amount in 1996. The debentures are subordinate to all present and future senior indebtedness.

At March 31, 2001, the fair market value of the Company's long-term debt was approximately $241.2 million. The fair market value was estimated using quoted market rates for publicly traded debt and current incremental borrowing rates for non-public debt.

Several of the loan agreements require maintenance of minimum working capital and limit cash dividends, repurchases of common stock, future indebtedness, lease obligations, investments, and disposition of assets. Under the most restrictive covenant, the amount available for payment of dividends and purchases of treasury shares was approximately $21.0 million at March 31, 2001.

The Company has a bank commitment for short-term borrowings of up to $5.0 million at rates based upon the then prevailing federal funds rate. At March 31, 2001, no amounts were borrowed against this commitment.

Aggregate future principal payments of long-term debt outstanding at March 31, 2001 were:

           2002 .........................  $  1,863
           2003 .........................    56,953
           2004 .........................     2,547
           2005 .........................     2,375
           2006 .........................     4,206
           Thereafter ...................   181,633

Interest expense consisted of:

                                   2001         2000         1999
                                 --------     --------     --------
Long-term debt................   $ 22,534     $ 20,150     $ 18,310
Capital lease obligations           1,781        1,741          936
Other.........................         82          370           15
                                 --------     --------     --------
Total interest expense........   $ 24,397     $ 22,261     $ 19,261
                                 ========     ========     ========

Interest capitalized..........   $    804     $    738     $  1,536
                                 ========     ========     ========

Cash payments for interest ...   $ 24,433     $ 22,139     $ 20,004
                                 ========     ========     ========

NOTE E - GUARANTOR SUBSIDIARIES

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

Summarized combined financial information for the Guarantors is set forth below:

                                           2001          2000
                                         ---------     ---------
Current assets......................     $ 211,268     $ 203,772
Current liabilities.................       134,222       162,458
Noncurrent assets...................       327,210       314,866
Noncurrent liabilities..............       120,209        67,139


                                  2001          2000            1999
                               -----------   -----------     ----------
Total revenues...............  $ 1,876,698   $ 1,789,971     $ 1,606,289
Gross profit.................      472,643       440,773         398,192
Net income...................       24,355        26,535          25,924

NOTE F - LEASES

Of the Company's 293 retail stores, 126 are leased under commercial lease agreements providing for initial terms generally from 15 to 20 years with options to extend the initial terms up to an additional 20 years. The Company also leases a portion of its transportation and store equipment for periods of from three to eight years plus renewal and purchase options.

Capitalized lease property consisted of store facilities having a net carrying cost of $13.7 million at March 31, 2001 and $12.8 million at April 1, 2000.

Future minimum lease payments for capital and operating leases with terms in excess of one year, and the present value of capital lease obligations, at March 31, 2001 were as follows:

                                                      Capital       Operating
                                                      Leases         Leases
                                                      --------      ---------
2002 ...........................................      $  2,575      $  21,718
2003 ...........................................         2,575         18,030
2004 ...........................................         2,575         15,412
2005 ...........................................         2,575         12,807
2006 ...........................................         2,424          9,651
Thereafter .....................................        25,762         58,512
                                                      --------      ---------
                                                        38,486      $ 136,130
                                                                    =========
Less:
   Amounts representing interest................        22,416
                                                      --------
Present value of net minimum
   lease payments ..............................      $ 16,070
                                                      ========

Minimum annual lease payments will be reduced by $4.6 million from future sublease rentals due over the term of the subleases.

Rental expense consisted of:

                                  2001           2000          1999
                                --------       --------       --------
Minimum rentals ..........      $ 27,912       $ 23,909       $ 21,913
Contingent rentals .......            87             79            126
Sublease rental income ...        (1,732)        (1,865)        (1,669)
                                --------       --------       --------
                                $ 26,267       $ 22,123       $ 20,370
                                ========       ========       ========

NOTE G - EMPLOYEE BENEFIT PLANS

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

The amounts recognized in the consolidated balance sheets and the funded status of the plans were as follows:

                                             Pension              Postretirement
                                        2001         2000        2001        2000
                                      --------     --------     -------     -------
Change in benefit obligation:
Benefit obligation at
  beginning of year ..............    $ 49,407     $ 46,420     $ 2,902     $ 2,662
Service cost .....................         443          371         272         241
Interest cost ....................       3,990        3,243         214         174
Amendments .......................          --        1,931          --          --
Actuarial (gain)/loss ............       4,156         (602)        159          (1)
Benefits paid ....................      (2,461)      (1,956)       (231)       (174)
                                      --------     --------     -------     -------
Benefit obligation at
  end of year ....................    $ 55,535     $ 49,407     $ 3,316     $ 2,902
                                      ========     ========     =======     =======

Change in plan assets:
Fair value of plan assets
  at beginning of year ...........    $ 51,642     $ 44,334     $    --     $    --
Return on plan assets ............      (5,657)       9,244          --          --
Company contribution .............         174           20         231         174
Benefits paid ....................      (2,461)      (1,956)       (231)       (174)
                                      --------     --------     -------     -------
Fair value of plan assets
  at end of year .................    $ 43,698     $ 51,642     $    --     $    --
                                      ========     ========     =======     =======

Funded status of the
  plan (underfunded) .............    $(11,837)    $  2,235     $(3,316)    $(2,902)
Unrecognized net
  actuarial loss/(gain) ..........       7,300       (7,200)       (337)       (532)
Unrecognized prior
  service cost ...................       2,245        2,615          --          --
                                      --------     --------     -------     -------
Accrued benefit cost .............    $ (2,292)    $ (2,350)    $(3,653)    $(3,434)
                                      ========     ========     =======     =======

The components of net pension benefit expense (income) and assumptions used were as follows:


                                            2001         2000        1999
                                           -------      -------      -------
Service cost ..........................    $   443      $   370      $   247
Interest cost .........................      3,990        3,243        3,086
Expected return on plan assets ........     (4,570)      (3,925)      (4,083)
Recognized actuarial (gain)/loss ......       (117)          60          (80)
Amortization of prior service cost ....        370          291          132
Transition obligation .................         --           15           37
                                           -------      -------      -------
Benefit cost (income) .................    $   116      $    54      $  (661)
                                           =======      =======      =======

Discount rate .........................       7.60%        8.00%        7.00%
Expected return on plan assets ........       9.00%        9.00%        9.00%
Rate of compensation increase
   for supplemental plan ..............       5.00%        5.00%        5.00%

The components of net postretirement benefits costs were as follows:

                                       2001      2000      1999
                                      -----     -----     -----
Service cost .....................    $ 272     $ 241     $ 276
Interest cost ....................      214       174       180
Recognized net actuarial gain ....      (24)      (53)      (43)
                                      -----     -----     -----
Benefit cost .....................    $ 462     $ 362     $ 413
                                      =====     =====     =====

The Company's assumed healthcare cost trend rate is 10.00% for 2002, decreasing gradually to 6.00% by 2015, and thereafter. The assumed healthcare cost trend rate can have a significant effect on the amounts reported. However, a one-percentage-point change in the assumed rate would not have a material effect on the benefit obligation or expense.

The Company provides certain postretirement healthcare benefits for its non-union retirees and their eligible spouses. The plans are contributory with retiree contributions adjusted annually and certain other cost sharing features, such as deductibles and co-insurance.

The Company provides two defined contribution savings plans that allow 401(k) contributions by employees who elect to participate and can satisfy minimum age and annual service requirements. The plans provide the opportunity for additional financial security during retirement by offering employees an incentive to make tax deferred contributions to a savings plan. The Company expense for these plans was $3.2 million in 2001, $3.9 million in 2000 and $3.0 million in 1999.

The Company also participates in a multi-employer plan that provides defined benefits to its union employees. The Company expense for this plan amounted to $0.7 million in each of the years 2001, 2000 and 1999.

NOTE H - INCOME TAXES

The components of deferred tax assets and liabilities were as follows:

                                               2001                2000
                                             --------             --------
Deferred tax assets:
   Compensation and benefit accruals ....    $  4,643             $  4,183
   Self insurance reserves ..............       1,159                1,688
   Other ................................       4,116                3,199
                                             --------             --------
      Total deferred tax assets .........       9,918                9,070
Deferred tax liabilities:
   Property and equipment, including
      leased property ...................     (18,900)             (17,649)
   Prepaid employee benefits ............      (2,924)              (2,216)
   Inventory ............................      (6,283)              (5,527)
   Other ................................        (745)                (698)
                                             --------             --------
      Total deferred tax liabilities ....     (28,852)             (26,090)
                                             --------             --------
Net deferred tax liability ..............    $(18,934)            $(17,020)
                                             ========             ========

Income tax expense consisted of the following:

                            2001      2000      1999
                           ------    ------    ------
Current -  Federal ....    $3,844    $1,586    $2,969
           State ......        85       150        63
Deferred - Federal ....     1,894     4,221     1,833
           State ......        20        37        23
                           ------    ------    ------
                           $5,843    $5,994    $4,888
                           ======    ======    ======

Cash payments .........    $3,145    $2,544    $1,233
                           ======    ======    ======

A reconciliation of income tax expense is as follows:

                                          2001          2000          1999
                                         -------       -------       -------
Federal statutory tax rate ..........    $ 6,223       $ 6,391       $ 5,764
State and local, net of federal tax..         68           122            56
Other ...............................       (448)         (519)         (932)
                                         -------       -------       -------
Total income tax expense ............    $ 5,843       $ 5,994       $ 4,888
                                         =======       =======       =======

NOTE I - EARNINGS PER SHARE

The following table sets forth the computation of the numerators and denominators used in the computation of basic and diluted earnings per share
(EPS):

                                                 2001           2000           1999
                                               --------       --------       --------
Net income - basic EPS numerator ........      $ 11,936       $ 12,266       $ 11,581
Effect of convertible debentures ........           938            946            981
                                               --------       --------       --------
Income after assumed conversions
  - diluted EPS numerator ...............      $ 12,874       $ 13,212       $ 12,562
                                               ========       ========       ========

Weighted average shares outstanding .....         8,279          8,505          8,447
  Non-vested restricted shares ..........           (99)          (158)          (150)
                                               --------       --------       --------
Basic EPS denominator ...................         8,180          8,347          8,297
Effect of dilutive securities:
  Non-vested restricted shares ..........            99            158            150
  Employee stock options ................           110             48             89
  Convertible debentures ................         1,290          1,290          1,290
                                               --------       --------       --------
Adjusted weighted average shares -
   diluted EPS denominator ..............         9,679          9,843          9,826
                                               ========       ========       ========

NOTE J - BUSINESS SEGMENTS

The Company operates within two business segments; the retail sale of food and related products through supermarkets, convenience stores and food services, and the wholesale distribution of food and related products by CSDC, principally to unaffiliated convenience stores. The business units within each segment are evaluated on revenues, operating profit, and income before taxes.

Operating segment information was as follows:

                            Retail         Wholesale   Consolidated
                          ----------      ----------   ------------
Year ended March 31, 2001:

External revenues .....   $1,545,904      $  331,514    $1,877,418
Intersegment sales ....        9,287          95,249       104,536
Depreciation ..........       24,400             658        25,058
Operating profit ......       39,447           3,640        43,087
Interest expense ......       22,741           1,656        24,397
Income before taxes....       15,795           1,984        17,779
Total assets ..........      541,679          36,135       577,814
Capital expenditures...       54,187             889        55,076


                            Retail         Wholesale   Consolidated
                          ----------     -----------   ------------
Year ended April 1, 2000:

External revenues......   $1,423,736      $  366,404    $1,790,140
Intersegment sales.....       10,256          95,967       106,223
Depreciation...........       25,158             776        25,934
Operating profit.......       36,200           4,321        40,521
Interest expense.......       20,720           1,541        22,261
Income before taxes....       15,479           2,781        18,260
Total assets...........      524,430          42,575       567,005
Capital expenditures...       51,134           2,400        53,534

Year ended March 27, 1999:

External revenues......   $1,288,996      $  317,315    $1,606,311
Intersegment sales.....        8,862          84,332        93,194
Depreciation...........       21,804             753        22,557
Operating profit.......       29,369           6,361        35,730
Interest expense.......       17,754           1,507        19,261
Income before taxes....       11,615           4,854        16,469
Total assets...........      474,408          35,275       509,683
Capital expenditures...       57,479             943        58,422

Intersegment sales are at cost plus a nominal markup and are eliminated in the consolidated statements of income. Operating income for the year ended March 27, 1999, included $1.7 million of retail and $1.7 million of wholesale gains resulting from an approximate 25% increase in cigarette manufacturers' prices.

NOTE K - SHAREHOLDERS' EQUITY AND EMPLOYEE STOCK PLANS

COMMON STOCK

Class A Common Stock has one vote per share; Class B is non-voting except with respect to certain matters affecting the rights and preferences of that class. Each class is entitled to equal per share dividends and consideration in any merger, consolidation or liquidation of the Company. A person who acquires 10% or more of outstanding Class A Common Stock without acquiring a like percentage of Class B Common Stock must make a public tender offer to acquire additional Class B Common Stock. Failure to do so results in suspension of the voting rights of the Class A Common Stock held by such person.

CHANGES IN SHARES OUTSTANDING

Changes in shares issued and treasury shares during the three years ended March 31, 2001 were as follows:

                                            Class A      Class B
                                            -------      -------
Issued shares:
Balance at March 27, 1999,
 April 1, 2000, and March 31, 2001 ....       4,695        5,265
                                             ======       ======
Treasury shares:
Balance at March 28, 1998 .............         751          780
  Repurchase of shares ................          65           10
  Stock options exercised .............         (72)         (15)
  Restricted stock grant ..............         (65)          --
                                             ------       ------
Balance at March 27, 1999 .............         679          775
  Repurchase of shares ................          19          112
  Stock options exercised .............          (7)          --
  Director stock purchases ............          --           (8)
  Vending acquisition .................          --          (28)
                                             ------       ------
Balance at April 1, 2000 ..............         691          851
  Repurchase of shares ................         111          206
  Stock options exercised .............         (36)         (13)
  Director stock purchases ............          --           (5)
                                             ------       ------
                                                766        1,039

Net outstanding at March 31, 2001 .....       3,929        4,226
                                             ======       ======


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

In 1999, shareholders approved the Outside Directors' Stock Option Plan which reserves 150,000 shares of common stock, in any combination of Class A and Class B, for the grant of stock options and restricted stock to non-employee directors. The Board of Directors administers the plan and determines the terms and conditions of the awards, subject to the terms of the plan. The option price may not be less than 85% of the market value as of the date of the grant.

A summary of the Company's stock option activity follows (price is weighted average; options are in thousands):

                             Class A shares     Class B shares
                            Price   Options    Price    Options
Outstanding at
    March 28, 1998 ....    $13.46     442     $12.27     357
Granted ...............     15.38      98      14.13       4
Exercised .............     13.23     (72)     10.60     (13)
Expired/forfeited .....     12.75     (19)     12.75     (42)
                                      ---                ---
Outstanding at
    March 27, 1999 ....     13.94     449      12.31     306
Granted ...............     14.88     240      13.25       5
Exercised .............     13.81      (7)        --      --
Expired/forfeited .....     15.02      (8)     13.79     (14)
                                      ---                ---
Outstanding at
    April 1, 2000 .....     14.26     674      12.25     297
Granted ...............        --      --       9.75     342
Exercised .............     13.81     (36)     13.81     (14)
Expired/forfeited .....     14.23      (9)     13.72     (34)
                                      ---                ---
Outstanding at
    March 31, 2001 ....     14.29     629      10.69     591
                                      ===                ===

Related stock option information is as follows (options are in thousands):

                                               2001       2000       1999
                                              -------    -------    -------
Vested options at the end of the year
    Class A shares .......................        405        365        277
    Class B shares .......................        248        290        297
Weighted average exercise price
   of vested options
    Class A shares .......................    $ 13.91    $ 13.65    $ 13.56
    Class B shares .......................      11.95      12.22      12.28
Weighted average exercise price
   of options granted during the year
    Class A shares .......................    $    --    $ 14.88    $ 15.38
    Class B shares .......................       9.75      13.25      14.13


At March 31, 2001, the range of option exercise prices for Class A shares was $13.50 to $15.38 and for Class B shares was $9.50 to $15.50 and the weighted-average remaining contractual life of those options for Class A and Class B shares was 6.4 years and 6.3 years, respectively.

The Company has adopted the disclosure only provisions of FAS 123, "Accounting for Stock Based Compensation". In accordance with the provisions of FAS 123, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost if the exercise price of the options granted is equal to the market price of the underlying common stock at the date of grant. If the Company had elected to recognize compensation cost based on the fair value of the options at grant date as prescribed by FAS 123, net income would have been reduced by $416,000 in 2001, $440,000 in 2000, and $273,000 in 1999. Basic earnings per share would have been reduced by $.05 in 2001, $.05 in 2000, and $.04 in 1999. Diluted earnings per share would have been reduced by $.04 in 2001, $.04 in 2000, and $.03 in 1999.

The Black-Scholes method was used to estimate the fair value of the options at grant date based on the following factors:

                                           2001     2000     1999
                                           ----     ----    -----
Dividend yield.......................       3.5%     3.0%     3.3%
Volatility...........................        34%      35%      38%
Risk free interest rate..............       5.5%     6.9%     5.7%
Expected life in years...............       9.0      9.0      9.0
Weighted average grant date
  fair value of options granted
  during the year
    Class A shares...................      $ --    $5.68    $5.55
    Class B shares...................      3.09     5.06     5.10

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

The Company presently holds notes receivable totaling $1.0 million for funds loaned to certain employees to exercise stock options granted under the 1987 Plan and under an expired 1980 plan. The notes bear interest at 6% per annum, are collateralized by the shares and are due on various dates, with the last maturing May 2002. The amount of the receivable is shown on the balance sheet as a reduction of equity.

In 1998, shareholders approved the Executive Stock Purchase Plan which allows designated executives and officers to purchase issued and outstanding shares of the Company's common stock, in any combination of Class A and Class B, to an aggregate of 300,000 shares. The Company has arranged or may arrange for each participant to obtain a bank loan to fund the purchase of shares and guarantees the repayment to the bank of all principal, interest and other obligations of each participant. The total amount of principal and interest owed by participants at March 31, 2001 was $4.6 million.

As of March 31, 2001, a total of 1,290,323 shares of Class B Common Stock were reserved for conversion of debentures; 78,075 shares in any combination of Class A and Class B were reserved for future awards under the 1991 Plan; 17,000 shares in any combination of Class A and Class B were reserved for future awards under the 1998 Plan; and 19,500 shares of Class B were reserved under the 1992 Stock Option Plan for Outside Directors.

AMENDED AND RESTATED RIGHTS PLAN

In December 1998, the Company announced that the Board of Directors had amended and restated the 1989 Shareholder Rights Plan, pursuant to which preferred stock purchase rights ("Rights") were previously distributed as a dividend at the rate of one Right for each common share held. Each Right entitles a shareholder to buy one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock of the Company at an exercise price of $65. The Rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of either class of the Company's common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 20% or more of either class of the Company's common stock. If the rights become exercisable, each Right not owned by such 20% shareholder or related parties will entitle its holder to purchase, at the Right's then-current exercise price, shares of common stock (or, in certain circumstances as determined by the Board, cash, property or other securities of the Company) having a value of twice the Right's exercise price. The Company will generally be entitled to redeem the rights at $.01 per Right, at any time until the 15th day following public announcement that a 20% position has been acquired. The Rights expire on December 24, 2008.