Form 10-K, Exhibit 13
period 2002-03-30
MARSH SUPERMARKETS INC
filed 2002-06-28
CIK 62737

                                   EXHIBIT 13


   (PORTIONS OF 2002 ANNUAL REPORT TO SHAREHOLDERS INCORPORATED BY REFERENCE,
                    INCLUDING REPORT OF INDEPENDENT AUDITORS)

                                                                      EXHIBIT 13

FINANCIAL HIGHLIGHTS
(in thousands, except per share amounts)

                                                                          2002               2001               2000
                                                                       ----------         ----------         ----------
Sales and other revenues ......................................        $1,642,599         $1,545,903         $1,423,736

Income from continuing operations .............................            11,541             10,646             10,459

Diluted earnings per share from
  continuing operations .......................................        $     1.31         $     1.20         $     1.16
Dividends per share ...........................................               .44                .44                .44
Total assets ..................................................        $  583,230         $  577,814         $  567,005
Long-term liabilities .........................................           263,756            262,485            232,990
Shareholders' equity ..........................................           140,797            138,276            132,912

Book value per share ..........................................        $    17.66         $    16.96         $    15.79

Number of shares outstanding at year end ......................             7,972              8,155              8,418

Income from continuing operations as a percentage of:
   Sales and other revenues ...................................                .7%                .7%                .7%

   Average shareholders' equity ...............................               8.3%               7.9%               8.1%
Stores open at year-end:
  Supermarkets ................................................               109                101                 93
  Convenience stores ..........................................               191                187                179

Marsh(R) Supermarkets, Inc. was founded in 1931 with one store in Muncie, Indiana. In 1953, the Company went public with 16 stores. Today, it is a leading regional food retailer headquartered in Indianapolis, Indiana. The Company operates 68 Marsh(R) Supermarkets, 33 LoBill Foods(R), 6 O'Malia Food Markets(R), 191 Village Pantry(R) convenience stores, and 2 Savin*$ stores, all in Indiana and Ohio, Crystal Food Services(TM), a specialist in catering, business cafeteria management, vending and concessions, Primo Banquet Catering and Conference Centers, Floral Fashions, and McNamara Florist and Enflora(R), Flowers for Business.

The 14,900 Marsh employees serve two million customers each week.

SELECTED FINANCIAL DATA
(in thousands, except per share amounts)

                                                         March 30,        March 31,       April 1,       March 27,       March 28,
As of and for the year ended                               2002             2001            2000            1999            1998
                                                        ----------       ----------      ----------      ----------      ----------
Sales and other revenues .........................      $1,642,599       $1,545,903      $1,423,736      $1,288,996      $1,251,888

Income from continuing operations before
  income taxes ...................................          17,613           15,795          15,480          11,616          10,586

Income from continuing operations ................          11,541           10,646          10,459           8,427           7,814
Discontinued operation:
  Income (loss), net of tax ......................            (859)           1,290           1,807           3,154           1,631
 Gain on disposal, net of tax ....................           2,726               --              --              --              --
Extraordinary item, net of tax ...................              --               --              --              --          (3,278)
                                                        ----------       ----------      ----------      ----------      ----------
Net income .......................................      $   13,408       $   11,936      $   12,266      $   11,581      $    6,167
                                                        ==========       ==========      ==========      ==========      ==========


Basic earnings per common share:
    Continuing operations ........................      $     1.45       $     1.30      $     1.25      $     1.02      $      .94
    Discontinued operation .......................            (.11)             .16             .22             .38             .19
    Gain on disposal discontinued operation ......             .34               --              --              --              --
    Extraordinary item ...........................              --               --              --              --            (.39)
                                                        ----------       ----------      ----------      ----------      ----------
    Net income ...................................      $     1.68       $     1.46      $     1.47      $     1.40      $      .74
                                                        ==========       ==========      ==========      ==========      ==========

Diluted earnings per common share:
    Continuing operations ........................      $     1.31       $     1.20      $     1.16      $      .96      $      .89
    Discontinued operation .......................            (.09)             .13             .18             .32             .17
    Gain on disposal discontinued operation ......             .29               --              --              --              --
    Extraordinary item ...........................              --               --              --              --            (.33)
                                                        ----------       ----------      ----------      ----------      ----------
    Net income ...................................      $     1.51       $     1.33      $     1.34      $     1.28      $      .73
                                                        ==========       ==========      ==========      ==========      ==========


Dividends declared per share .....................      $      .44       $      .44      $      .44      $      .44      $      .44

Total assets .....................................      $  583,230       $  577,814      $  567,005      $  509,683      $  460,039
Long-term liabilities ............................         263,756          262,485         232,990         241,720         212,461
Total shareholders' equity .......................         140,797          138,276         132,912         124,480         116,079

SELECTED QUARTERLY FINANCIAL DATA  (unaudited)
(in thousands, except per share amounts)

                                                                                              2002
                                                               -------------------------------------------------------------------
                                                                 Fourth              Third             Second              First
                                                               -----------         ---------         -----------         ---------
Sales and other revenues ..............................        $   373,283         $ 385,835         $   508,230         $ 375,251
                                                               -----------         ---------         -----------         ---------

Gross profit ..........................................            117,915           118,086             150,131           112,584
Selling, general and administrative ...................            103,367           101,587             133,488            97,255
Depreciation ..........................................              5,407             5,779               6,941             4,756
                                                               -----------         ---------         -----------         ---------
Operating income ......................................              9,141            10,720               9,702            10,573
Interest ..............................................              5,600             5,138               6,712             5,073
Other non-operating expense ...........................                 --                --                  --                --
                                                               -----------         ---------         -----------         ---------
Income from continuing operations
  before income taxes .................................              3,541             5,582               2,990             5,500
Income taxes ..........................................              1,442             1,837                 941             1,852
                                                               -----------         ---------         -----------         ---------
Income from continuing operations .....................              2,099             3,745               2,049             3,648
Discontinued operation:
  Income (loss) from operations, net of tax ...........                 --                --              (1,122)              263
  Gain (loss) on disposal, net of tax .................               (159)             (390)              3,275                --
                                                               -----------         ---------         -----------         ---------
Net income ............................................        $     1,940         $   3,355         $     4,202         $   3,911
                                                               ===========         =========         ===========         =========

Basic earnings per common share:
Continuing operations .................................        $       .26         $     .47         $       .26         $     .46
Discontinued operation ................................                 --                --                (.14)              .03
Gain on disposal discontinued operation ...............               (.02)             (.05)                .41                --
                                                               -----------         ---------         -----------         ---------
Net income ............................................        $       .24         $     .42         $       .53         $     .49
                                                               ===========         =========         ===========         =========

Diluted earnings per common share:
Continuing operations .................................        $       .24         $     .42         $       .25         $     .41
Discontinued operation ................................                 --                --                (.12)              .03
Gain on disposal discontinued operation ...............               (.02)             (.04)                .35                --
                                                               -----------         ---------         -----------         ---------
Net income ............................................        $       .22         $     .38         $       .48         $     .44
                                                               ===========         =========         ===========         =========


Common stock prices (daily close):
     Class A -  High ..................................        $     15.61         $   15.03         $     15.01         $   15.53
                Low ...................................              14.14             12.32               12.96             13.39

     Class B -  High ..................................              14.77             14.06               14.16             13.17
                Low ...................................              13.00             12.31               11.97             10.16

Cash Dividend:  Class A ...............................        $       .11         $     .11         $       .11         $     .11
                Class B ...............................                .11               .11                 .11               .11


                                                                                                2001
                                                               ---------------------------------------------------------------------
                                                                 Fourth              Third             Second              First
                                                               -----------         -----------        -----------        -----------
Sales and other revenues ..............................        $   353,601         $   372,123        $   478,026        $   342,153
                                                               -----------         -----------        -----------        -----------

Gross profit ..........................................            106,156             110,490            142,767            103,909
Selling, general and administrative ...................             91,909              94,177            125,045             88,344
Depreciation ..........................................              5,129               5,069              8,281              5,921
                                                               -----------         -----------        -----------        -----------
Operating income ......................................              9,118              11,244              9,441              9,644
Interest ..............................................              4,851               5,137              7,361              5,392
Other non-operating expense ...........................                100                 811                 --                 --
                                                               -----------         -----------        -----------        -----------
Income from continuing operations
  before income taxes .................................              4,167               5,296              2,080              4,252
Income taxes ..........................................              1,317               1,758                683              1,391
                                                               -----------         -----------        -----------        -----------
Income from continuing operations .....................              2,850               3,538              1,397              2,861
Discontinued operation:
  Income (loss) from operations, net of tax ...........               (365)                297                742                616
                                                               -----------         -----------        -----------        -----------
Net income ............................................        $     2,485         $     3,835        $     2,139        $     3,477
                                                               ===========         ===========        ===========        ===========

Basic earnings per common share:
Continuing operations .................................        $       .35         $       .43        $       .17        $       .35
Discontinued operation ................................               (.04)                .04                .09                .07
                                                               -----------         -----------        -----------        -----------
Net income ............................................        $       .31         $       .47        $       .26        $       .42
                                                               ===========         ===========        ===========        ===========

Diluted earnings per common share:
Continuing operations .................................        $       .32         $       .39        $       .16        $       .32
Discontinued operation ................................               (.04)                .03                .09                .06
                                                               -----------         -----------        -----------        -----------
Net income ............................................        $       .28         $       .42        $       .25        $       .38
                                                               ===========         ===========        ===========        ===========


Common stock prices (daily close):
     Class A -  High ..................................        $     16.13         $     16.75        $     16.00        $     16.63
                Low ...................................              14.06               14.75              14.25              14.50

     Class B -  High ..................................              12.87               13.00              12.94              10.63
                Low ...................................              10.50               12.50               9.50               9.13

Cash Dividend:  Class A ...............................        $       .11         $       .11        $       .11        $       .11
                Class B ...............................                .11                 .11                .11                .11

Cash dividends have been paid on the common stock during each quarter for the past 42 years.

Quarterly earnings per share are based on weighted average shares outstanding for the quarter; therefore, the sum of the quarters may not equal the full year earnings per share amount.

The first, third and fourth quarters are 12 weeks. The second quarter is 16 weeks.

The effects on diluted earnings per common share for certain items recognized in net income in the quarterly results were as follows:

   Fourth quarter 2002:   Increases of $.20 from sales of real
                          estate, $.05 from LIFO, $.08 from termination of a
                          fuel supplier's agreement and $.06 from lower
                          depreciation resulting from a change in the estimated
                          useful lives of buildings and land improvements and
                          leasehold improvements effected in the third quarter
                          of 2001.
   Third quarter 2002:    Increases of $.06 from sales of real estate and $.07
                          from lower depreciation.
   Second quarter 2002:   Increases of $.10 from sales of real estate and $.10
                          from lower depreciation.
   First quarter 2002:    Increases of $.03 from sales of real estate and $.08
                          from lower depreciation.
   Fourth quarter 2001:   Increases of $.20 from sales of real estate and $.08
                          from lower depreciation.
   Third quarter 2001:    Increases  of $.02 from sales of real estate, and $.08
                          from lower  depreciation,  and a decrease of $.05 from
                          the  write-off of a minority interest in an investment
                          accounted for by the equity method.
   Second quarter 2001:   An increase of $.04 from sales of real estate.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes certain forward-looking statements (statements other than those made solely with respect to historical fact). Actual results could differ materially and adversely from those contemplated by the forward-looking statements due to known and unknown risks and uncertainties. The forward-looking statements and the Company's future results, liquidity and capital resources are subject to the following risks and uncertainties: softness in the general retail food industry, the entry of new competitive stores and e-retailers in the Company's market, the ability to predict the impact of the revision of the estimated useful lives of building and land improvements, the impact of any acquisitions or dispositions, the stability of distribution incentives from suppliers, the level of discounting by competitors, the timely and on budget completion of store construction, expansion, conversion and remodeling, the ability to complete authorized share repurchases, the successful integration of acquisitions, uncertainties relating to tobacco and environmental regulations, and the level of margins achievable in the Company's operating divisions and their ability to minimize operating expenses. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

RESULTS OF OPERATIONS

The following table sets forth certain income statement components, expressed as a percentage of sales and other revenues, and the percentage change in such components:

                                                                     Percentage of Revenues
                                                                           Year Ended                  Percentage Change
                                                                ---------------------------------    ---------------------
                                                                March 30,   March 31,    April 1,        2002         2001
                                                                     2002        2001        2000    vs. 2001     vs. 2000
                                                                ---------   ---------    --------    --------     --------
Sales and other revenues ...................................      100.0%      100.0%      100.0%        6.3%         8.6%
Gross profit ...............................................       30.4        30.0        30.2         7.6          7.8
Selling, general and administrative ........................       26.5        25.8        25.9         9.1          8.4
Depreciation ...............................................        1.4         1.6         1.8        (6.2)        (3.0)
Operating income ...........................................        2.4         2.6         2.5         1.7          9.0
Interest ...................................................        1.4         1.5         1.5        (1.0)         9.8
Other non-operating expense ................................         --         0.1          --         n/m          n/m
Income from continuing operations before income taxes ......        1.1         1.0         1.1        11.5          2.0
Income taxes ...............................................        0.4         0.3         0.4        17.9          2.5
Income from continuing operations ..........................        0.7         0.7         0.7         8.4          1.8

n/m = not meaningful

SALES AND OTHER REVENUES

In 2002, consolidated sales and other revenues of $1,642.6 million increased $96.7 million, or 6.3%, from 2001. Supermarket, convenience store and food service revenues accounted for 83%, 14% and 3%, respectively, of consolidated revenues. Sales and other revenues increased in supermarkets 7.9% and in food service 7.0%, but declined in convenience stores 2.9%. In 2002, consolidated sales (excluding fuel sales) increased 6.5% and sales in comparable stores, including replacement stores and format conversions, increased 2.5% from 2001. Comparable store sales for each of the past 21 quarters have increased over the respective year earlier quarter, in spite of competitive activity and low rates of food price inflation.

In 2002, acquired and newly constructed stores accounted for approximately two-thirds of the increase in revenues in supermarkets, with comparable store increases accounting for the remainder. Convenience store inside sales (retail sales excluding fuel sales) decreased 1.2% and fuel gallons sold increased 3.6% in 2002 from 2001. Gains on sales of real estate in the normal course of operations were $5.9 million in 2002 compared to $3.7 million in 2001.

In 2001, consolidated sales and other revenues of $1,545.9 million increased $122.2 million, or 8.6%, from 2000, a 53-week year. On a comparable 52-week basis, consolidated sales and other revenues in 2001 increased $148.2 million, or 10.6%, excluding approximately $26.0 million of revenues attributable to the additional week in 2000. Supermarket, convenience store and food service revenues accounted for 81%, 16% and 3%, respectively, of consolidated revenues. On a 52-week basis, sales and other revenues increased in supermarkets 9.0%, in convenience stores 16.0% and in food service 13.1%. In 2001, consolidated sales (excluding fuel sales) increased 6.8% and sales in comparable stores, including replacement stores and format conversions, increased 2.0% from 2000, both on a 52-week basis.

In 2001, the increase in revenues in supermarkets was driven primarily by acquired and newly constructed stores. Convenience store inside sales (retail sales excluding fuel sales) increased 1.4% and fuel gallons sold increased 14.1% in 2001 from 2000 due primarily to new stores. Gains on sales of real estate in the normal course of operations were $3.7 million in 2001 compared to $3.4 million in 2000.

GROSS PROFIT

Gross profit is net of warehousing, transportation and promotional expenses. Expressed as a percentage of revenues, consolidated gross profit was 30.4% of revenues in 2002 compared to 30.0% in 2001. Consolidated gross profit excluding fuel, expressed as a percentage of revenues, was 31.5% in 2002 compared to 31.3% in 2001. Consolidated gross profit in 2002 includes $1.3 million from the termination of a fuel supplier's agreement. Gross profit as a percentage of revenues improved in supermarkets and declined slightly in both convenience stores and food service.

In 2001, consolidated gross profit was 30.0% of revenues compared to 30.2% in 2000. Consolidated gross profit excluding fuel, expressed as a percentage of revenues, was 31.3% in 2001 compared to 31.2% in 2000. Gross profit as a percentage of revenues was essentially unchanged in supermarkets, improved in food service and declined slightly in convenience stores.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

In 2002, consolidated selling, general and administrative expenses were 26.5% of consolidated sales and other revenues compared to 25.8% in 2001. The increase, as a percentage of consolidated sales and other revenues, was primarily attributable to wage expense, medical benefits costs and building rent. Wages in stores open both years, excluding supermarket conversions to the LoBill format, increased 1.3% in 2002 from 2001. The Company continually monitors and refines labor scheduling and productivity, and seeks to offset wage increases with higher gross profit rates and higher same store sales.

In 2001, consolidated selling, general and administrative expenses were 25.8% of consolidated sales and other revenues compared to 25.9% in 2000. Wages in stores open both years, excluding supermarket conversions to the LoBill format, increased 2.6% in 2001 from 2000.

DEPRECIATION

Depreciation expense was $22.9 million, $24.4 million and $25.2 million in 2002, 2001, and 2000, respectively. Expressed as a percentage of revenues, depreciation expense was 1.4% in 2002, 1.6% in 2001 and 1.8% in 2000.

As a result of its periodic examination and review of its accounting policies and practices in 2001, the Company determined that a revision of the estimated useful lives used to depreciate buildings and land improvements and leasehold improvements was appropriate in light of the Company's historical experience and its assessment of prevailing industry practice. The change was effected in the third quarter of 2001. The change resulted in a decrease in depreciation expense of $4.5 million and an increase in net income of $2.9 million, or $.31 per diluted share, for the year ended March 30, 2002, and a decrease in depreciation expense of $2.4 million and an increase in net income of $1.6 million, or $.17 per diluted share, for the year ended March 31, 2001.

INTEREST

Interest expense was $22.5 million in 2002, $22.7 million in 2001, and $20.7 million in 2000. As a percentage of revenues, interest was 1.4% in 2002 and 1.5% in both 2001 and 2000.

OTHER NON-OPERATING EXPENSE

During 2001, the Company determined the realizable value of a minority interest in an investment, accounted for by the equity method, was impaired and took a $0.9 million charge to write-off the investment. The effect of the write-off, net of tax benefit, was a $.06 decrease in diluted earnings per share.

INCOME TAXES

The effective income tax rate was 34.5% for 2002, 32.6% for 2001, and 32.4% for 2000. The effective rate was lower than the statutory rate due to contributions, research and development credits and other tax credits. The increase in the effective rate for 2002 over the prior years was due generally to lower charitable contributions. The effective income tax rate for 2003 is expected to approximate 37%.

CAPITAL EXPENDITURES

Capital expenditures and major capital projects completed during the last three years consisted of:

                                         2002         2001         2000
                                        -----        -----        -----
Capital expenditures (millions)         $66.0        $55.1        $53.5
                                        =====        =====        =====
Supermarkets
       New/acquired stores .....           13            8            7
       Closed stores ...........            2           --            4
       Major remodels/expansions            2           --           --
       Format conversions ......            6           --            1
Convenience stores
       New/acquired stores .....            7           15            7
       Closed stores ...........           10            7            3

In 2002, the Company constructed two new supermarkets and one replacement supermarket, remodeled two supermarkets and constructed four new convenience stores. The Company also acquired eight O'Malia Food Markets in the Indianapolis trade area and converted six supermarkets to the LoBill format. Additionally, the Company began construction of a 119,000 square foot frozen food distribution facility that is scheduled to open in August 2002.

During 2002, the Company disposed of its wholesale division in order to focus on its core retail businesses. Proceeds of approximately $14 million were used to reduce outstanding debt.

In 2003, the Company plans to construct one new Marsh supermarket, open two new LoBill stores, two new convenience stores and two floral shops. The Company also plans to remodel four supermarkets, convert one supermarket to the LoBill format and remodel one floral shop. The cost of these projects and other capital commitments is estimated to be $65 million. Of this amount, the Company plans to fund $25 million through sale/leasebacks, $19 million through equipment leasing and believes it can finance the balance with current cash balances and internally generated funds.

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

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities during 2002 was $37.7 million, compared to $45.9 million in 2001.

During 2002, working capital increased $10.8 million as accounts receivable decreased $12.6 million, LIFO inventory decreased $6.6 million, and accounts payable decreased $9.0 million. The decreases in accounts receivable, LIFO inventory, and accounts payable resulted primarily from the sale of the discontinued operation.

For 2002, investing activities consisted primarily of $66.0 million in expenditures for acquisition of property, equipment and land for expansion, and proceeds of $14.3 million from the sale of the wholesale division. The Company's capital requirements are traditionally financed through internally generated funds, long-term borrowings and lease financings, including capital and operating leases. The Company anticipates continued access to such financing sources.

The Company's long-term debt and capital lease obligations, net of current maturities, were $263.8 million at March 31, 2002, compared to $262.5 million at April 1, 2001. At March 31, 2002, 89.5% of the long-term debt and capital lease obligations were at fixed rates of interest with an 9.0% weighted average rate, and 10.5% were at variable rates of interest with a 4.3% weighted average rate.

In February 2002, the Company amended its revolving credit facility, increasing the commitment to $100.0 million from $90.0 million. The revolving credit facility was also extended to mature in February 2005. The increased commitment designates $10.0 million for the retirement of convertible debentures due in February 2003 at the Company's option. At March 30, 2002, $28.0 million was borrowed on the revolving credit facility. A bank commitment for short-term borrowing provides an additional $3.0 million of available financing at rates based upon the then prevailing federal funds rate; $1.3 million was borrowed at March 30, 2002.

Long-term financial obligations (millions):

                                                    Payments due by period
                                 ------------------------------------------------------------
                                           Less than           1-3          4-5       After 5
                                 Total        1 year         years        years         years
                                 ------    ---------        ------        -----       -------
Long-term debt,
  including current
  maturities ............        $240.5        $ 2.0        $ 52.8        $ 7.1        $178.6
Capital leases ..........          61.1          3.9           7.8          7.7          41.7
Operating leases ........         189.6         24.2          40.9         30.5          94.0
                                 ------        -----        ------        -----        ------
Total ...................        $491.2        $30.1        $101.5        $45.3        $314.3
                                 ======        =====        ======        =====        ======

REPURCHASE OF COMMON SHARES

In May 2001, the Company authorized an increase, from $15.0 million to $18.0 million, related to its repurchase plan for Class A Common Stock and Class B Common Stock. The Company had repurchased approximately $15.3 million of its common shares at March 30, 2002.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements requires management to make assumptions and estimates that can have a material impact on the reported results of operations. While management applies its judgement based on assumptions believed to be reasonable under the circumstances, actual results could vary from those assumptions and it is possible that materially different amounts would be reported using different assumptions.

The Company is self-insured for most healthcare claims, workers compensation claims, and general liability and automotive liability losses. Reported claims and related loss reserves are estimated by third party administrators. Claims incurred but not reported are recorded based on historical experience and industry trends, which are continually monitored, and accruals are adjusted when warranted by changes in facts and circumstances.

Pension and other retirement benefits are evaluated with the oversight of the Company's retirement committee. Outside actuaries are consulted to determine appropriate assumptions and are engaged to perform the calculation of estimated future obligations. In 1997, the Company froze benefit accruals under its qualified defined benefit pension plan.

Long-lived assets are depreciated over estimated useful lives based on the Company's historical experience and prevailing industry practice. Estimated useful lives are periodically reviewed to ensure they remain appropriate. Long-lived assets are tested for impairment whenever an event occurs that indicates an impairment may exist.

MARKET RISK - INTEREST

The Company, as a policy, does not engage in speculative or leveraged transactions, nor does it hold or issue financial instruments for trading purposes. The Company is exposed to changes in interest rates primarily as a result of its borrowing activities. Based on interest rates at March 30, 2002, a 100 basis point change in interest rates would not have had a material impact on the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company will adopt this statement in the first quarter of 2003 and does not believe that the statement will have a material impact on the Company's financial statements.

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



REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Marsh Supermarkets, Inc.

We have audited the accompanying consolidated balance sheets of Marsh Supermarkets, Inc. as of March 30, 2002 and March 31, 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended March 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marsh Supermarkets, Inc. at March 30, 2002 and March 31, 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 30, 2002, in conformity with accounting principles generally accepted in the United States.

Indianapolis, Indiana                                 [E&Y signature]
May 17, 2002

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)


YEAR ENDED                                                                    March 30, 2002    March 31, 2001     April 1, 2000
----------                                                                    --------------    --------------     -------------
Sales and other revenues ...............................................        $1,642,599         $1,545,903        $1,423,736
Cost of merchandise sold, including warehousing and transportation .....         1,143,883          1,082,581           994,017
                                                                                ----------         ----------        ----------
Gross profit ...........................................................           498,716            463,322           429,719
Selling, general and administrative expenses ...........................           435,697            399,475           368,361
Depreciation ...........................................................            22,883             24,400            25,158
                                                                                ----------         ----------        ----------
Operating income .......................................................            40,136             39,447            36,200
Interest ...............................................................            22,523             22,741            20,720
Other non-operating expense ............................................                --                911                --
                                                                                ----------         ----------        ----------
Income from continuing operations before income taxes ..................            17,613             15,795            15,480
Income taxes ...........................................................             6,072              5,149             5,021
                                                                                ----------         ----------        ----------
Income from continuing operations ......................................            11,541             10,646            10,459
Discontinued operation:
  Income (loss) from operations, net of tax ............................              (859)             1,290             1,807
  Gain on disposal, net of tax .........................................             2,726                 --                --
                                                                                ----------         ----------        ----------
     NET INCOME ........................................................        $   13,408         $   11,936        $   12,266
                                                                                ==========         ==========        ==========


Basic earnings per common share:
  Continuing operations ................................................        $     1.45         $     1.30        $     1.25
  Discontinued operation ...............................................              (.11)               .16               .22
  Gain on disposal discontinued operation ..............................               .34                 --                --
                                                                                ----------         ----------        ----------
  Net income ...........................................................        $     1.68         $     1.46        $     1.47
                                                                                ==========         ==========        ==========

Diluted earnings per common share:
  Continuing operations ................................................        $     1.31         $     1.20        $     1.16
  Discontinued operation ...............................................              (.09)               .13               .18
  Gain on disposal discontinued operation ..............................               .29                 --                --
                                                                                ----------         ----------        ----------
  Net income ...........................................................        $     1.51         $     1.33        $     1.34
                                                                                ==========         ==========        ==========


Dividends per share ....................................................        $      .44         $      .44        $      .44

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
(in thousands, except number of shares)

ASSETS                                                                                     March 30, 2002   March 31, 2001
------                                                                                     --------------   --------------
Current Assets
   Cash and equivalents .............................................................        $  37,516         $  31,257
   Accounts receivable, less allowances of $2,494 in 2002 and $1,437 in 2001 ........           33,613            46,260
   Inventories ......................................................................          132,940           126,069
   Prepaid expenses .................................................................            7,639             6,683
   Recoverable income taxes .........................................................            1,021               999
                                                                                             ---------         ---------
       TOTAL CURRENT ASSETS .........................................................          212,729           211,268

Property and Equipment
  Land ..............................................................................           54,553            55,969
  Buildings and land improvements ...................................................          206,822           205,912
  Fixtures and equipment ............................................................          134,758           135,821
  Leasehold improvements ............................................................           70,980            63,697
  Construction in progress ..........................................................            3,866            11,800
  Property under capital leases .....................................................           27,754            21,629
                                                                                             ---------         ---------
                                                                                               498,733           494,828
  Accumulated depreciation ..........................................................         (180,083)         (187,047)
                                                                                             ---------         ---------
       TOTAL PROPERTY AND EQUIPMENT .................................................          318,650           307,781

Other Assets ........................................................................           51,851            58,765
                                                                                             ---------         ---------
                                                                                             $ 583,230         $ 577,814
                                                                                             =========         =========

See Notes to Consolidated Financial Statements.

LIABILITIES AND SHAREHOLDERS' EQUITY                                                       March 30, 2002   March 31, 2001
------------------------------------                                                       --------------   --------------
Current Liabilities
   Notes payable to bank ............................................................        $   1,300         $      --
   Accounts payable .................................................................           71,640            80,598
   Employee compensation and other liabilities ......................................           25,398            23,366
   State and local taxes ............................................................           14,779            14,449
   Other accounts payable and accrued expenses ......................................           11,668            15,231
   Dividends payable ................................................................              880               899
   Deferred income taxes ............................................................            5,247             6,069
   Current maturities of long-term liabilities ......................................            2,727             2,388
                                                                                             ---------         ---------
         TOTAL CURRENT LIABILITIES ..................................................          133,639           143,000

Long-term Liabilities
   Long-term debt ...................................................................          237,823           246,940
   Capital lease obligations ........................................................           25,933            15,545
                                                                                             ---------         ---------
         TOTAL LONG-TERM LIABILITIES ................................................          263,756           262,485

Deferred Items
   Income taxes .....................................................................           16,472            12,865
   Other ............................................................................           28,566            21,188
                                                                                             ---------         ---------
         TOTAL DEFERRED ITEMS .......................................................           45,038            34,053

Shareholders' Equity
   Series A Junior Participating Cumulative Preferred stock:
      Authorized: 5,000,000 shares; Issued:  None ...................................               --                --
   Class A Common Stock, no par value:
      Authorized: 15,000,000 shares; Issued: 4,695,253 ..............................            9,573             9,468
   Class B Common Stock, no par value:
        Authorized: 15,000,000 shares; Issued: 5,265,158 ............................           16,830            16,598
   Retained earnings ................................................................          135,534           125,645
   Cost of Common Stock in treasury
        Class A:  2002 - 848,645; 2001 - 766,045 shares .............................           (5,224)           (3,883)
        Class B:  2002 - 1,139,296; 2001 - 1,039,194 shares .........................           (9,285)           (7,773)
   Deferred cost - restricted stock .................................................             (270)             (730)
   Notes receivable - stock options .................................................           (1,037)
                                                                                                                  (1,049)
   Accumulated other comprehensive loss .............................................           (5,324)               --
                                                                                             ---------         ---------
      TOTAL SHAREHOLDERS' EQUITY ....................................................          140,797           138,276
                                                                                             ---------         ---------
                                                                                             $ 583,230         $ 577,814
                                                                                             =========         =========

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands)


                                                      Common Stock                            Unamortized       Other
                                                   ------------------   Retained     Treasury   Deferred    Comprehensive
                                                   Class A    Class B   Earnings     Stock    Compensation       Loss      Total
                                                   -------    -------   --------    --------  ------------  ------------- --------
Balance at March 27, 1999 .......................   $8,982    $16,257   $108,841    $(6,710)     $(2,890)      $    --    $124,480
  Net income.....................................                         12,266                                            12,266
  Cash dividends declared........................                         (3,747)                                           (3,747)
  Amortization of restricted stock grants........                                                    844                       844
  Repurchase of 130,846 shares...................                                     (1,466)                               (1,466)
  Exercise of stock options - 7,450 shares.......       19                               103                                   122
  Issuance of 28,275 shares - vending
    acquisition..................................                 154                    170                                   324
  Other..........................................                  43                     45           1                        89
                                                    ------    -------   --------    --------     -------       -------    --------
Balance at April 1, 2000.........................    9,001     16,454    117,360      (7,858)     (2,045)           --     132,912
  Net income.....................................                         11,936                                            11,936
  Cash dividends declared........................                         (3,614)                                           (3,614)
  Amortization of restricted stock grants........                                                    844                       844
  Repurchase of 317,078 shares...................                                     (4,036)                               (4,036)
  Exercise of stock options - 49,200 shares......      467        126                    206        (530)                      269
  Other..........................................                  18        (37)         32         (48)                      (35)
                                                    ------    -------   --------    --------     -------       -------    --------
Balance at March 31, 2001........................    9,468     16,598    125,645     (11,656)     (1,779)           --     138,276
  Comprehensive income:
    Net income...................................                         13,408                                            13,408
    Minimum pension liability adjustment,
      less tax benefit of $2,867.................                                                               (5,324)     (5,324)
                                                                                                                          --------
  Total comprehensive income.....................                                                                            8,084
                                                                                                                          --------
  Cash dividends declared........................                         (3,519)                                           (3,519)
  Amortization of restricted stock grants........                                                    459                       459
  Restricted stock grant of 9,300 shares.........       78                                53                                   131
  Repurchase of 252,600 shares...................                                     (3,368)                               (3,368)
  Exercise of stock options - 56,713 shares......       27        214                    436                                   677
  Other..........................................                  18                     26          13                        57
                                                    ------    -------   --------    --------     -------       -------    --------
Balance at March 30, 2002........................   $9,573    $16,830   $135,534    $(14,509)    $(1,307)      $(5,324)   $140,797
                                                    ======    =======   ========    ========     =======       =======    ========

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

YEAR ENDED                                                                      March 30, 2002   March 31, 2001    April 1, 2000
                                                                                --------------   --------------    -------------
OPERATING ACTIVITIES
   Net income .............................................................        $ 13,408         $ 11,936         $ 12,266
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation .......................................................          23,034           25,058           25,934
       Amortization of other assets .......................................           2,462            4,991            5,501
       Gain on sale of discontinued operation .............................          (2,726)              --               --
       Increase in deferred income taxes ..................................           2,785            1,914            4,258
       Changes in operating assets and liabilities:
         Accounts receivable ..............................................          17,775           (1,945)          (8,219)
         Inventories ......................................................         (10,865)            (686)         (18,047)
         Prepaid expenses and recoverable income taxes ....................          (1,293)             346            2,048
         Accounts payable and accrued expenses ............................          (5,875)           4,717           15,884
       Other operating activities .........................................          (1,040)            (464)             606
                                                                                   --------         --------         --------
       NET CASH PROVIDED BY OPERATING ACTIVITIES ..........................          37,665           45,867           40,231

INVESTING ACTIVITIES
   Acquisition of property, equipment and land held for expansion .........         (66,049)         (55,076)         (53,534)
   Disposition of property, equipment and land held for expansion .........           4,587            4,788            5,794
   Proceeds from sale of discontinued operation ...........................          14,292               --               --
   Other investing activities .............................................          (2,591)         (13,679)         (12,989)
                                                                                   --------         --------         --------
       NET CASH USED FOR INVESTING ACTIVITIES .............................         (49,761)         (63,967)         (60,729)

FINANCING ACTIVITIES
   Proceeds (repayments) of short-term borrowings .........................           1,300          (10,000)          10,000
   Proceeds of long-term borrowings .......................................          28,000           66,011           27,550
   Proceeds of sales/leasebacks ...........................................          33,594           31,577            2,120
   Payments of long-term debt and capital lease obligations ...............         (38,486)         (62,225)         (13,293)
   Purchase of Class A and Class B Common Stock for treasury ..............          (3,368)          (4,036)          (1,467)
   Cash dividends paid ....................................................          (3,537)          (3,651)          (3,747)
   Stock options exercised ................................................             677              234              121
   Other financing activities .............................................             175               12              129
                                                                                   --------         --------         --------
       NET CASH PROVIDED BY FINANCING ACTIVITIES ..........................          18,355           17,922           21,413

INCREASE (DECREASE) IN CASH AND EQUIVALENTS ...............................           6,259             (178)             915
   Cash and equivalents at beginning of year ..............................          31,257           31,435           30,520
                                                                                   --------         --------         --------
       CASH AND EQUIVALENTS AT END OF YEAR ................................        $ 37,516         $ 31,257         $ 31,435
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

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts or as otherwise noted)

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in preparation of the consolidated financial statements are:

FISCAL YEAR

The Company's fiscal year ends on Saturday of the thirteenth week of each calendar year. All references herein to "2002", "2001" and "2000" relate to the fiscal years ended March 30, 2002, March 31, 2001, and April 1, 2000, respectively.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Marsh Supermarkets, Inc. and all majority-owned subsidiaries ("the Company"). Investments in partnerships in which the Company has a minority interest are accounted for by the equity method. Significant intercompany accounts and transactions have been eliminated.

BUSINESS SEGMENTS

The Company operates one business segment; the retail sale of food and related products through supermarkets, convenience stores and food services.

RECLASSIFICATIONS

Certain reclassifications have been made to prior periods to conform to current presentations.

CASH AND EQUIVALENTS

Cash and equivalents consist of highly liquid investments with a maturity of three months or less when purchased. The carrying amount approximates the fair value of those assets.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out ("LIFO") method for the principal components of inventories, and by the first-in, first-out ("FIFO") method for the remainder (see Note F).

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, including a provision for capitalized interest. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives of the assets, generally 33 years for buildings and 20 years for land improvements, five to 12 years for fixtures and equipment, and 20 years for leasehold improvements (see Note E). For income tax purposes, accelerated methods and statutory lives are used to compute depreciation.

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

REVENUE RECOGNITION

Revenue from retail sales is recognized at the time of sale. Customer returns are timely and negligible, therefore no allowance for returns is recorded in the financial statements. Gains on sales of real estate are reported in sales and other revenues. Allowances for doubtful accounts are provided based on the Company's uncollectible account experience.

EXCISE TAXES

Sales and cost of merchandise sold include state and federal excise taxes on tobacco, gasoline and alcohol products of approximately $41 million in 2002, $40 million in 2001, and $35 million in 2000.

ADVERTISING COSTS

Advertising communication costs are expensed in the period incurred and production costs are expensed the first time the respective advertising is distributed. Advertising costs in the amounts of $23.2 million, $23.9 million, and $22.8 million were recorded and included in selling, general and administrative expenses for 2002, 2001, and 2000, respectively.

COST OF OPENING STORES

Non-capital expenditures associated with opening new stores are expensed as incurred.

USE OF ESTIMATES

Preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The more significant estimates include provisions for self-insurance losses. Actual results could differ from those estimates.

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

NOTE B - EARNINGS PER SHARE

The following table sets forth the computation of the numerators and denominators used in the computation of basic and diluted earnings per share
(EPS):

                                                         2002            2001            2000
                                                       -------         -------         -------
Net income - basic EPS numerator ..............        $13,408         $11,936         $12,266
Effect of convertible debentures ..............            911             938             946
                                                       -------         -------         -------
Income after assumed conversions
  - diluted EPS numerator .....................        $14,319         $12,874         $13,212
                                                       =======         =======         =======

Weighted average shares outstanding ...........          8,021           8,279           8,505
  Non-vested restricted shares ................            (54)            (99)           (158)
                                                       -------         -------         -------
Basic EPS denominator .........................          7,967           8,180           8,347
Effect of dilutive securities:
  Non-vested restricted shares ................             54              99             158
  Employee stock options ......................            160             110              48
  Convertible debentures ......................          1,284           1,290           1,290
                                                       -------         -------         -------
Adjusted weighted average shares -
   diluted EPS denominator ....................          9,465           9,679           9,843
                                                       =======         =======         =======

NOTE C - GOODWILL

The Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" (FAS 142), effective April 1, 2001. FAS 142 discontinues the amortization of goodwill and prescribes future periodic testing of goodwill for impairment. The required transitional impairment test was completed in September 2001, and resulted in no adjustment to recorded goodwill.

Adjusted net income and net income per share were as follows:

                                                         2002           2001           2000
                                                       -------        -------        -------
Reported net income ...........................        $13,408        $11,936        $12,266
Goodwill amortization, net of tax .............             --            537            255
                                                       -------        -------        -------
Adjusted net income - basic ...................         13,408         12,473         12,521
Effect of convertible debentures ..............            911            938            946
                                                       -------        -------        -------
Adjusted net income - dilutive ................        $14,319        $13,411        $13,467
                                                       =======        =======        =======

Basic earnings per share:
Reported net income ...........................        $  1.68        $  1.46        $  1.47
Goodwill amortization, net of tax .............             --            .07            .03
                                                       -------        -------        -------
Adjusted net income ...........................        $  1.68        $  1.53        $  1.50
                                                       =======        =======        =======

Diluted earnings per share:
Reported net income ...........................        $  1.51        $  1.33        $  1.34
Goodwill amortization, net of tax .............             --            .06            .03
                                                       -------        -------        -------
Adjusted net income ...........................        $  1.51        $  1.39        $  1.37
                                                       =======        =======        =======

NOTE D - DISCONTINUED OPERATION

In October 2001, the Company completed the sale of certain assets of its wholesale division. The sale included inventory, property, buildings and equipment, and certain other assets plus the assumption by the buyer of certain liabilities. Proceeds of $14.3 million from the sale were used primarily to reduce amounts outstanding under the Company's revolving credit facility. A gain of $4.2 million ($2.7 million net of tax) was recognized in 2002. The remaining assets and liabilities from the discontinued operation included in the consolidated balance sheet at March 30, 2002 are not material.

Operating results of the discontinued operation were as follows:

                                       2002             2001            2000
                                    ---------         --------        --------
Sales and other revenues ...        $ 140,869         $331,515        $366,404
                                    =========         ========        ========
Net income (loss) before tax        $  (1,322)        $  1,984        $  2,780
Income tax .................             (463)             694             973
                                    ---------         --------        --------
Net income (loss) ..........        $    (859)        $  1,290        $  1,807
                                    =========         ========        ========

NOTE E - CHANGE IN ESTIMATED USEFUL LIVES OF PROPERTY AND EQUIPMENT

In 2001, as a result of the Company's periodic examination and review of its accounting policies and practices, the Company determined that a revision of the estimated useful lives used to depreciate buildings and land improvements, and leasehold improvements was appropriate in light of the Company's historical experience and its assessment of industry practice. The change was effected in the third quarter of 2001. The change resulted in a decrease in depreciation expense of $4.5 million and an increase in net income of $2.9 million, or $.31 per diluted share, for the year ended March 30, 2002, and a decrease in depreciation expense of $2.4 million and an increase in net income of $1.6 million, or $.17 per diluted share, for the year ended March 31, 2001.

NOTE F - INVENTORIES

Inventories are comprised of finished goods and goods held for resale. Inventories valued by the LIFO method represented approximately 70% and 73% of consolidated inventories at March 30, 2002, and March 31, 2001, respectively. Current inventory cost exceeded the carrying amount of LIFO inventories by

$1.9 million at March 30, 2002, and $8.5 million at March 31, 2001. Valuation allowances related to inventories were $1.2 million at the end of both 2002 and 2001.

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

The amounts recognized in the consolidated balance sheets and the funded status of the plans were as follows:

                                               Pension              Postretirement
                                          2002         2001        2002        2001
                                        --------     --------     -------     -------
Change in benefit obligation:
Benefit obligation at
  beginning of year ................    $ 55,535     $ 49,407     $ 3,316     $ 2,902
Service cost .......................         579          443         337         272
Interest cost ......................       4,235        3,990         233         214
Amendments .........................          --           --         182          --
Actuarial loss .....................       1,193        4,156         590         159
Benefits paid ......................      (2,648)      (2,461)       (255)       (231)
                                        --------     --------     -------     -------
Benefit obligation at
  end of year ......................    $ 58,894     $ 55,535     $ 4,403     $ 3,316
                                        ========     ========     =======     =======
Change in plan assets:
Fair value of plan assets
  at beginning of year .............    $ 43,698     $ 51,642     $    --     $    --
Return on plan assets ..............         915       (5,657)         --          --
Company contribution ...............         179          174         255         231
Benefits paid ......................      (2,648)      (2,461)       (255)       (231)
                                        --------     --------     -------     -------
Fair value of plan assets
  at end of year ...................    $ 42,144     $ 43,698     $    --     $    --
                                        ========     ========     =======     =======

Funded status of the
  plan (underfunded) ...............    $(16,750)    $(11,837)    $(4,403)    $(3,316)
Unrecognized net
  actuarial loss/(gain).............      11,168        7,300         365        (337)
Unrecognized prior
  service cost .....................       1,876        2,245         182          --
                                        --------     --------     -------     -------
Accrued benefit cost ...............    $ (3,706)    $ (2,292)    $(3,856)    $(3,653)
                                        ========     ========     =======     =======

The components of net pension benefit expense and assumptions used were as follows:

                                            2002         2001         2000
                                          -------      -------      -------
Service cost .........................    $   579      $   443      $   370
Interest cost ........................      4,235        3,990        3,243
Expected return on plan assets .......     (3,850)      (4,570)      (3,925)
Recognized actuarial (gain)/loss .....        259         (117)          60
Amortization of prior service cost ...        370          370          291
Transition obligation ................         --           --           15
                                          -------      -------      -------
Benefit cost .........................    $ 1,593      $   116      $    54
                                          =======      =======      =======

Discount rate ........................       7.60%        7.60%        8.00%
Expected return on plan assets .......       9.00%        9.00%        9.00%
Rate of compensation increase
   for supplemental plan .............       5.00%        5.00%        5.00%


The components of net postretirement benefits costs were as follows:

                                      2002     2001      2000
                                      ----    -----     -----
Service cost .....................    $337    $ 272     $ 241
Interest cost ....................     233      214       174
Recognized net actuarial gain ....      --      (24)      (53)
                                      ----    -----     -----
Benefit cost .....................    $570    $ 462     $ 362
                                      ====    =====     =====

The Company's assumed healthcare cost trend rate is 10.00% for 2002, decreasing gradually to 6.00% by 2013, and thereafter. The assumed healthcare cost trend rate can have a significant effect on the amounts reported. However, a one percentage point change in the assumed rate would not have a material effect on the benefit obligation or expense. The Company provides certain postretirement healthcare benefits for its non-union retirees and their eligible spouses. The plans are contributory with retiree contributions adjusted annually and certain other cost sharing features, such as deductibles and co-insurance.

The Company provides a defined contribution savings plan that allows 401(k) contributions by employees who elect to participate and can satisfy minimum age and annual service requirements. The plan provides the opportunity for additional financial security during retirement by offering employees an incentive to make tax deferred contributions to a savings plan. The Company expense for the plan was $3.7 million in 2002, $3.4 million in 2001 and $3.5 million in 2000. The Company had provided a defined contribution plan for employees of the discontinued operation, for which expense was $0.2 million in 2001 and $0.5 million in 2000.

The Company also participates in a multi-employer plan that provides defined benefits to its union employees. The Company expense for this plan amounted to $0.9 million in 2002, $0.8 million in 2001 and $0.7 million in 2000.

NOTE H - DEBT

Long-term debt consisted of the following:

                                                       2002              2001
                                                     ---------         ---------

10.05% notes ................................        $  13,977         $  15,152
8.25% mortgage ..............................           16,411            16,803
8.95% mortgage ..............................           10,141            10,356
Revolving credit facility ...................           28,000            35,000
8 7/8% senior subordinated notes ............          150,000           150,000
      Less discount .........................             (652)             (774)
7% convertible subordinated debentures ......           19,909            19,909
Other .......................................            2,081             2,357
Less current maturities .....................           (2,044)           (1,863)
                                                     ---------         ---------
                                                     $ 237,823         $ 246,940
                                                     =========         =========

The 10.05% notes are payable in monthly installments (principal and interest) of $220,000 through 2009. Land and buildings with a net carrying amount of $20.8 million are pledged as collateral to the notes.

The 8.25% mortgage is payable in monthly installments (principal and interest) of $147,000 and matures in January 2010. The mortgage is secured by land and buildings with a net carrying amount of $18.8 million.

The 8.95% mortgage is payable in monthly installments (principal and interest) of $94,000 and matures in May 2010. The mortgage is secured by land and buildings with a net carrying amount of $8.0 million.

Amounts borrowed under the revolving credit facility are for terms selected by the Company at the time of borrowing. Interest rates are based on LIBOR or floating prime rate, and principal and interest are payable at maturity. The facility permits total borrowings of $100.0 million, with $10.0 million designated solely for conversion of the 7% convertible subordinated debentures. Commitment fees of 0.375% are paid on unused amounts. In June 2000, the revolving credit facility replaced two revolving credit agreements aggregating $50.0 million. The terms and conditions of the new facility are similar to those contained in the agreements replaced, and the credit facility matures in February 2005.

Interest on the 8 7/8% senior subordinated notes is payable semi-annually and the principal matures in August 2007. The effective interest rate is 9.0%.

The 7% convertible subordinated debentures mature February 15, 2003. They are convertible at any time, at the holder's option, into Class B Common Stock at a conversion price of $15.50 per share. They are redeemable, at the Company's option, at declining prices which started at 103.5% of the principal amount in 1996. The debentures are subordinate to all present and future senior indebtedness. The Company expects that proceeds from the revolving credit facility will be used to retire the debentures during fiscal 2003.

At March 31, 2002, the fair market value of the Company's long-term debt was approximately $235.6 million. The fair market value was estimated using quoted market rates for publicly traded debt and current incremental borrowing rates for non-public debt.

The revolving credit facility and senior subordinated notes both require maintenance of minimum working capital and limit cash dividends, repurchases of common stock, future indebtedness, lease obligations and disposition of assets.

The Company has a bank commitment for short-term borrowings of up to $3.0 million at rates based upon the then prevailing federal funds rate. At March 30, 2002, $1.3 million was borrowed against this commitment.

Aggregate future principal payments of long-term debt outstanding at March 30, 2002 were:

2003 ...............       $  2,044
2004 ...............          2,547
2005 ...............         50,284
2006 ...............          4,206
2007 ...............          2,868
Thereafter .........        178,570

Interest expense consisted of:

                                        2002          2001           2000
                                      -------        -------        -------

Long-term debt ...............        $20,159        $20,878        $18,609
Capital lease obligations ....          2,317          1,781          1,741
Discontinued operation .......            782          1,656          1,541
Other ........................             47             82            370
                                      -------        -------        -------
Total interest expense .......        $23,305        $24,397        $22,261
                                      =======        =======        =======

Interest capitalized .........        $   744        $   804        $   738
                                      =======        =======        =======

Cash payments for interest ...        $23,229        $24,433        $22,139
                                      =======        =======        =======

NOTE I - GUARANTOR SUBSIDIARIES

Other than four inconsequential subsidiaries, all of the Company's subsidiaries (the "guarantors") have guaranteed on a joint and several basis the Company's obligations under the $150.0 million 8 7/8% senior subordinated notes. The guarantors are 100% wholly-owned subsidiaries of the Company. The Company has not presented separate financial statements and other disclosures concerning each guarantor because management has determined that such information is not material to investors. Summarized combined financial information for the guarantors is set forth below:

                                       2002              2001
                                    ----------        ----------
Current assets .............        $  207,530        $  211,268
Current liabilities ........           121,229           134,222
Noncurrent assets ..........           331,074           327,210
Noncurrent liabilities .....           120,997           120,209

                                       2002              2001              2000
                                    ----------        ----------        ----------
Total revenues .............        $1,612,149        $1,545,183        $1,423,567
Gross profit ...............           489,897           462,602           429,550
Net income .................            24,163            23,065            24,728

NOTE J - LEASES

Of the Company's 305 retail stores, 162 are leased under commercial lease agreements providing for initial terms generally from 15 to 20 years with options to extend the initial terms up to an additional 20 years. The Company also leases a portion of its transportation and store equipment for periods of three to eight years plus renewal and purchase options.

Capitalized lease property consisted of store facilities having a net carrying cost of $23.9 million at March 30, 2002 and $13.7 million at March 31, 2001.

Future minimum lease payments for capital and operating leases with terms in excess of one year, and the present value of capital lease obligations, at March 30, 2002 were as follows:

                            Capital        Operating
                             Leases          Leases
                            --------        --------

2003 ...................... $ 3,908        $ 24,199
2004 ......................   3,890          21,608
2005 ......................   3,889          19,289
2006 ......................   3,856          16,279
2007 ......................   3,868          14,169
Thereafter ................  41,738          94,039
                            -------        --------
                             61,149        $189,583
                                           ========
Less:
   Amounts representing
    interest ..............  34,533
                            -------
Present value of net
   minimum lease payments . $26,616
                            =======

Minimum annual lease payments will be reduced by $3.3 million from future sublease rentals due over the term of the subleases.

Rental expense consisted of:

                                      2002             2001             2000
                                    --------         --------         --------

Minimum rentals ............        $ 30,458         $ 27,912         $ 23,909
Contingent rentals .........             152               87               79
Sublease rental income .....          (1,474)          (1,732)          (1,865)
                                    --------         --------         --------
                                    $ 29,136         $ 26,267         $ 22,123
                                    ========         ========         ========

NOTE K - INCOME TAXES

The components of deferred tax assets and liabilities were as follows:

                                                  2002             2001
                                                --------         --------

Deferred tax assets:
   Compensation and benefit accruals ...        $  6,258         $  4,643
   Self insurance reserves .............             659            1,159
   Other ...............................           3,125            4,116
                                                --------         --------
      Total deferred tax assets ........          10,042            9,918
Deferred tax liabilities:
   Property and equipment, including
      leased property ..................         (23,170)         (18,900)
   Prepaid employee benefits ...........          (1,036)          (2,924)
   Inventory ...........................          (6,118)          (6,283)
   Other ...............................          (1,437)            (745)
                                                --------         --------
      Total deferred tax liabilities ...         (31,761)         (28,852)
                                                --------         --------
Net deferred tax liability .............        $(21,719)        $(18,934)
                                                ========         ========

Income tax expense consisted of the following:

                               2002            2001          2000
                              -------         ------        ------

Current - Federal ....        $   419         $3,154        $  971
        - State ......            (43)            85           150
Deferred - Federal ...          5,678          1,890         3,866
         - State .....             18             20            34
                              -------         ------        ------
                              $ 6,072         $5,149        $5,021
                              =======         ======        ======

Cash payments ........        $ 1,567         $3,145        $2,544
                              =======         ======        ======

A reconciliation of income tax expense is as follows:

                                                2002           2001             2000
                                              -------         -------         -------

Federal statutory tax rate ...........        $ 6,165         $ 5,529         $ 5,418
State and local, net of federal tax ..            (19)             68             122
Other ................................            (74)           (448)           (519)
                                              -------         -------         -------
Total income tax expense .............        $ 6,072         $ 5,149         $ 5,021
                                              =======         =======         =======

NOTE L - SHAREHOLDERS' EQUITY AND EMPLOYEE STOCK PLANS

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

CHANGES IN SHARES OUTSTANDING

Changes in shares issued and treasury shares during the three years ended March 30, 2002 were as follows:

                                               Class A         Class B
                                               -------         -------

Issued shares:
Balance at April 1, 2000,
  March 31, 2001, and March 30, 2002 ...         4,695          5,265
                                                 =====          =====

Treasury shares:
Balance at March 27, 1999 ..............           679            775
  Repurchase of shares .................            19            112
  Stock options exercised ..............            (7)            --
  Director stock purchases .............            --             (8)
  Vending acquisition ..................            --            (28)
                                                 -----          -----
Balance at April 1, 2000 ...............           691            851
  Repurchase of shares .................           111            206
  Stock options exercised ..............           (36)           (13)
  Director stock purchases .............            --             (5)
                                                 -----          -----
Balance at March 31, 2001 ..............           766          1,039
  Repurchase of shares .................            95            157
  Stock options exercised ..............            (4)           (53)
  Director stock purchases .............            --             (4)
  Restricted stock grant ...............            (9)            --
                                                 -----          -----
Balance at March 30, 2002 ..............           848          1,139
                                                 -----          -----

Net outstanding at March 30, 2002 ......         3,847          4,126
                                                 =====          =====

STOCK OPTION PLANS AND SHARES RESERVED

The 1998 Stock Incentive Plan, as amended in 2002, reserves 1,500,000 shares of common stock, in any combination of Class A and Class B, for the grant of stock options, restricted stock and/or other stock-based awards. The option price for any incentive stock option may not be less than 100% of the fair market value of the Common Stock as of the date of grant and for any non-qualified stock option may not be less than 85% of the fair market value as of the date of grant. Options granted to date become exercisable pro-rata over three or four-year periods beginning one year from the date of grant and expire 10 years from date of grant.

The 1991 Employee Stock Incentive Plan (as amended in 1995) reserves 750,000 shares of common stock, in any combination of Class A and Class B, for the grant of stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights and/or other stock-based awards. Grants of options made under this plan are non-qualified. Substantially all grants were at the market value of the underlying common stock at date of grant. They become exercisable pro-rata over a four-year period beginning one year from date of grant and expire 10 years from date of grant.

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

The 1999 Outside Directors' Stock Option Plan reserves 150,000 shares of common stock, in any combination of Class A and Class B, for the grant of stock options and restricted stock to non-employee directors. The Board of Directors administers the plan and determines the terms and conditions of the awards, subject to the terms of the plan. The option price may not be less than 85% of the market value as of the date of the grant.

The 1992 Stock Option Plan for Outside Directors reserved 50,000 shares of Class B Common Stock for the grant of stock options and restricted stock to non-employee directors. Options are granted upon election of each of the directors by the shareholders at the market value of the underlying common stock at date of grant. The options become exercisable and restrictions lapse in equal installments, on the date of each of the two Annual Meetings following the date of grant and expire 10 years from date of grant. Also, 3,500 shares of restricted stock have been issued to outside directors upon their first election as a director.

As of March 30, 2002, a total of 1,284,452 shares of Class B Common Stock were reserved for conversion of debentures; 97,675 shares in any combination of Class A and Class B were reserved for future awards under the 1991 Plan; 412,137 shares in any combination of Class A and Class B were reserved for future awards under the 1998 Plan; 15,000 shares of Class B were reserved under the 1992 outside directors plan and 87,000 shares in any combination of Class A and Class B were reserved for awards under the 1999 outside directors plan.

All equity compensation plans of the Company have been approved by shareholders. Following is summary information for options outstanding and shares reserved for all plans:

                                                   Class A      Class B
                                                   -------      -------

Shares to be issued
  upon exercise of options ...............           971          588
Weighted average exercise price ..........        $13.86        $9.93
Shares available for future issuance .....           597(a)        15

(a) in any combination of Class A and Class B

A summary of the Company's stock option activity follows (price is weighted average; options are in thousands):

                                 Class A shares            Class B shares
                               -------------------      ---------------------
                               Price       Options      Price         Options
                               -----       -------      -----         -------

Outstanding at
    March 27, 1999 ...        $13.94         449         $12.31         306
Granted ..............         14.88         240          13.25           5
Exercised ............         13.81          (7)            --          --
Expired/forfeited ....         15.02          (8)         13.79         (14)
                                             ---                        ---
Outstanding at
    April 1, 2000 ....         14.26         674          12.25         297
Granted ..............            --          --           9.80         362
Exercised ............         13.81         (36)         13.81         (14)
Expired/forfeited ....         14.23          (9)         13.72         (34)
                                             ---                        ---
Outstanding at
    March 31, 2001 ...         14.29         629          10.68         611
Granted ..............         13.17         394          13.00          46
Exercised ............         13.50         (15)         11.18         (38)
Expired/forfeited ....         14.14         (37)         10.32         (31)
                                             ===                        ===
Outstanding at
    March 30, 2002 ...        $13.86         971         $ 9.93         588
                                             ===                        ===

Related stock option information is as follows (options are in thousands):

                                                   2002           2001            2000
                                                  -------        -------        -------

Vested options at the end of the year
    Class A shares .......................            453            405            365
    Class B shares .......................            282            248            290
Weighted average exercise price
   of vested options
    Class A shares .......................        $ 14.10        $ 13.91        $ 13.65
    Class B shares .......................          11.43          11.95          12.22
Weighted average exercise price
   of options granted during the year
    Class A shares .......................        $ 13.17        $    --        $ 14.88
    Class B shares .......................          13.00           9.80          13.25

At March 30, 2002, the range of option exercise prices for Class A shares was $13.01 to $15.38 and for Class B shares was $9.50 to $15.50 and the weighted-average remaining contractual life of those options for Class A and Class B shares was 7.1 years and 5.9 years, respectively.

The Company has adopted the disclosure only provisions of FAS 123, "Accounting for Stock Based Compensation". In accordance with the provisions of FAS 123, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost if the exercise price of the options granted is equal to the market price of the underlying common stock at the date of grant. If the Company had elected to recognize compensation cost based on the fair value of the options at grant date as prescribed by FAS 123, net income would have been reduced by $534,000 in 2002, $416,000 in 2001, and $440,000 in 2000. Basic earnings per share would have been reduced by $.07 in 2002 and $.05 in both 2001 and 2000. Diluted earnings per share would have been reduced by $.06 in 2002 and $.04 in both
2001 and 2000.

The Black-Scholes method was used to estimate the fair value of the options at grant date based on the following factors:

                                               2002          2001          2000
                                              -----          ----         -----

Dividend yield .......................          3.0%          3.5%           3.0%
Volatility ...........................           29%           34%            35%
Risk free interest rate ..............          4.7%          5.5%           6.9%
Expected life in years ...............         10.0           9.0            9.0
Weighted average grant date
    fair value of options granted
    during the year
     Class A shares ..................        $3.96         $  --         $ 5.68
     Class B shares ..................         3.78          3.09           5.06

OTHER STOCK PLANS

The 1998 Executive Stock Purchase Plan allows designated executives and officers to purchase issued and outstanding shares of the Company's common stock, in any combination of Class A and Class B, to an aggregate of 300,000 shares. The Company has arranged or may arrange for each participant to obtain a bank loan to fund the purchase of shares and guarantees the repayment to the bank of all principal, interest and other obligations of each participant. The total amount of principal and interest owed by participants at March 30, 2002 was $4.4 million.

The Company presently holds notes receivable totaling $1.0 million for funds loaned to certain employees to exercise stock options granted under the 1987 Plan and under an expired 1980 plan. The notes bear interest at 6.0% or 6.6% per annum, are collateralized by the shares and are due on various dates, with the last maturing June 2003. The amount of the receivable is shown on the balance sheet as a reduction of equity.

The 1998 Outside Directors' Stock Plan provides outside directors the opportunity to use all or any portion of the fees paid by the Company for their services as directors to purchase Class B Common Stock from the Company in lieu of a cash payment of such fees. The plan authorized 100,000 shares of Class B Common Stock and shares issued pursuant to the plan may be authorized but unissued shares or treasury shares. Shares are purchased quarterly at market price.

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