Form 10-K, Exhibit 13
period 2003-03-29
MARSH SUPERMARKETS INC
filed 2003-06-27
CIK 62737

                                                                               .
                                                                               .
                                                                               .
                                                                      EXHIBIT 13

FINANCIAL HIGHLIGHTS
(in thousands, except per share amounts)

                                                             2003            2002            2001
                                                          ----------      ----------      ----------
Total revenues ......................................     $1,655,735      $1,642,599      $1,545,903

Income from continuing operations ...................          4,045          11,541          10,646

Diluted earnings per share from
  continuing operations .............................     $      .50      $     1.31      $     1.20
Dividends per share .................................            .46             .44             .44
Total assets ........................................     $  554,880      $  583,230      $  577,814
Long-term liabilities ...............................        227,157         263,756         262,485
Shareholders' equity ................................        131,448         140,797         138,276

Book value per share ................................     $    16.54      $    17.66      $    16.96

Number of shares outstanding at year end ............          7,947           7,972           8,155

Income from continuing operations as a percentage of:
   Sales and other revenues .........................             .2%             .7%             .7%
   Average shareholders' equity .....................            3.0%            8.3%            7.9%
Stores open at year-end:
  Supermarkets ......................................            112             109             101
  Convenience stores ................................            167             191             187



Marsh(R) Supermarkets, Inc. was founded in 1931 with one store in Muncie, Indiana. In 1953, the Company went public with 16 stores. Today, it is a leading regional food retailer headquartered in Indianapolis, Indiana. The Company operates 67 Marsh(R) Supermarkets, 34 LoBill Foods(R), 8 O'Malia Food Markets(R), 167 Village Pantry(R) convenience stores, and 3 Savin*$ stores, all in Indiana and Ohio, Crystal Food Services(TM), a specialist in catering, office coffee, coffee roasting, business cafeteria management, vending and concessions, Primo Banquet Catering and Conference Centers, Floral Fashions, and McNamara Florist and Enflora(R) Flowers for Business.

The 14,500 Marsh employees serve two million customers each week.

SELECTED FINANCIAL DATA
(in thousands, except per share amounts)

                                               March 29,         March 30,         March 31,         April 1,        March 27,
As of and for the year ended                      2003              2002              2001             2000             1999
                                              -----------       -----------       -----------      -----------      -----------
Total revenues .........................      $ 1,655,735       $ 1,642,599       $ 1,545,903      $ 1,423,736      $ 1,288,996

Income from continuing operations before
  income taxes .........................            7,102            17,613            15,795           15,480           11,616

Income from continuing operations ......            4,045            11,541            10,646           10,459            8,427
Discontinued operation:
  Income (loss), net of tax ............               --              (859)            1,290            1,807            3,154
  Gain (loss) on disposal, net of tax ..             (354)            2,726                --               --               --
                                              -----------       -----------       -----------      -----------      -----------
Net income .............................      $     3,691       $    13,408       $    11,936      $    12,266      $    11,581
                                              ===========       ===========       ===========      ===========      ===========


Basic earnings per common share:
    Continuing operations ..............      $       .50       $      1.45       $      1.30      $      1.25      $      1.02
    Discontinued operation .............               --              (.11)              .16              .22              .38
    Disposal of discontinued operation .             (.04)              .34                --               --               --
                                              -----------       -----------       -----------      -----------      -----------
Net income .............................      $       .46       $      1.68       $      1.46      $      1.47      $      1.40
                                              ===========       ===========       ===========      ===========      ===========

Diluted earnings per common share:
    Continuing operations ..............      $       .50       $      1.31       $      1.20      $      1.16      $       .96
    Discontinued operation .............               --              (.09)              .13              .18              .32
    Disposal of discontinued operation .             (.04)              .29                --               --               --
                                              -----------       -----------       -----------      -----------      -----------
Net income .............................      $       .46       $      1.51       $      1.33      $      1.34      $      1.28
                                              ===========       ===========       ===========      ===========      ===========


Dividends declared per share ...........      $       .46       $       .44       $       .44      $       .44      $       .44

Total assets ...........................      $   554,880       $   583,230       $   577,814      $   567,005      $   509,683
Long-term liabilities ..................          227,157           263,756           262,485          232,990          241,720
Total shareholders' equity .............          131,448           140,797           138,276          132,912          124,480

SELECTED QUARTERLY FINANCIAL DATA  (unaudited)
(in thousands, except per share amounts)

                                                                  2003                                        2002
                                               -----------------------------------------   -----------------------------------------
                                                Fourth      Third     Second      First     Fourth      Third     Second      First
                                               --------   --------   --------   --------   --------   --------   --------   --------
Sales and other revenues ....................  $369,012   $382,305   $512,722   $383,495   $370,044   $385,064   $506,795   $374,799
Gains from sales of property ................     4,249        406      1,875      1,671      3,239        771      1,435        452
                                               --------   --------   --------   --------   --------   --------   --------   --------
Total revenues ..............................   373,261    382,711    514,597    385,166    373,283    385,835    508,230    375,251
                                               --------   --------   --------   --------   --------   --------   --------   --------

Gross profit ................................   110,790    113,833    154,578    118,935    117,915    118,086    150,131    112,584
Selling, general and administrative .........   102,241    101,586    138,739    102,914    103,367    101,587    133,488     97,255
Depreciation ................................     5,714      5,633      7,527      5,590      5,407      5,779      6,941      4,756
                                               --------   --------   --------   --------   --------   --------   --------   --------
Operating income ............................     2,835      6,614      8,312     10,431      9,141     10,720      9,702     10,573
Interest ....................................     5,021      5,416      7,410      5,423      5,600      5,138      6,712      5,073
Other non-operating income ..................    (1,209)      (971)        --         --         --         --         --         --
                                               --------   --------   --------   --------   --------   --------   --------   --------
Income from continuing operations
  before income taxes .......................      (977)     2,169        902      5,008      3,541      5,582      2,990      5,500
Income taxes ................................      (333)       965        578      1,847      1,442      1,837        941      1,852
                                               --------   --------   --------   --------   --------   --------   --------   --------
Income from continuing operations ...........      (644)     1,204        324      3,161      2,099      3,745      2,049      3,648
Discontinued operation:
  Income (loss) from operations, net of tax          --         --         --         --         --         --     (1,122)       263
  Gain (loss) on disposal, net of tax .......      (180)        25        (18)      (181)      (159)      (390)     3,275         --
                                               --------   --------   --------   --------   --------   --------   --------   --------
Net income (loss) ...........................  $   (824)  $  1,229   $    306   $  2,980   $  1,940   $  3,355   $  4,202   $  3,911
                                               ========   ========   ========   ========   ========   ========   ========   ========

Basic earnings (loss) per common share:

Continuing operations .......................  $   (.08)  $    .15   $    .04   $    .40   $    .26   $    .47   $    .26   $    .46
Discontinued operation ......................        --         --         --         --         --         --       (.14)       .03
Disposal of discontinued operation ..........      (.02)        --         --       (.02)      (.02)      (.05)       .41         --
                                               --------   --------   --------   --------   --------   --------   --------   --------
Net income (loss) ...........................  $   (.10)  $    .15   $    .04   $    .38   $    .24   $    .42   $    .53   $    .49
                                               ========   ========   ========   ========   ========   ========   ========   ========

Diluted earnings (loss) per common share:

Continuing operations .......................  $   (.08)  $    .15   $    .04   $    .35   $    .24   $    .42   $    .25   $    .41
Discontinued operation ......................        --         --         --         --         --         --       (.12)       .03
Disposal of discontinued operation ..........      (.02)        --         --       (.02)      (.02)      (.04)       .35         --
                                               --------   --------   --------   --------   --------   --------   --------   --------
Net income ..................................  $   (.10)  $    .15   $    .04   $    .33   $    .22   $    .38   $    .48   $    .44
                                               ========   ========   ========   ========   ========   ========   ========   ========


Common stock prices (daily close):

     Class A - High .........................  $  13.35   $  12.49   $  15.41   $  15.88   $  15.61   $  15.03   $  15.01   $  15.53
               Low ..........................     10.99      10.99      11.74      13.73      14.14      12.32      12.96      13.39

     Class B - High .........................     11.88      12.48      13.84      14.29      14.77      14.06      14.16      13.17
               Low ..........................      9.64      11.33      11.33      12.46      13.00      12.31      11.97      10.16

Cash Dividend: Class A ......................  $    .13   $    .11   $    .11   $    .11   $    .11   $    .11   $    .11   $    .11
               Class B ......................       .13        .11        .11        .11        .11        .11        .11        .11


Cash dividends have been paid on the common stock during each quarter for the past 43 years.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes certain forward-looking statements (statements other than those made solely with respect to historical fact). Actual results could differ materially and adversely from those contemplated by the forward-looking statements due to known and unknown risks and uncertainties, many of which are beyond the Company's control. The forward-looking statements and the Company's future results, liquidity and capital resources are subject to risks and uncertainties, including the following: the entry of new competitive stores and their impact on the Company; softness in the local and national economies and the general retail food industry; the level of discounting and promotional spending by competitors; the Company's ability to implement its improvement initiatives; the ability of the Company to predict and respond to changes in customer preferences and lifestyles; food price deflation; uncertainties regarding future real estate gains; stability and timing of distribution incentives from suppliers; the Company's ability to control cost including labor, medical, rent, credit card, and workers compensation and general liability expense; the impact of any acquisitions and dispositions; the level of margins achievable in the Company's operating divisions; uncertainties regarding gasoline prices and margins; the success of the Company's new and remodeled stores, including image and rebranding programs; the successful economic implementation of new technology; uncertainties related to state and federal taxation and tobacco and environmental legislation; the successful integration of acquisitions; potential interest rate increases on variable rate debt; the timely and on budget completion of store construction, expansion, conversion and remodeling; the ability to complete share repurchases, and other known and unknown risks and uncertainties. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

STRATEGY

In response to the current year decline in same store sales, combined with the expectation that certain expenses, particularly medical costs, workers compensation costs, credit card fees, utilities and insurance, will continue to increase, the Company's management identified a number of cost improvement initiatives that the Company began pursuing during the fourth quarter of 2003 and intends to pursue in fiscal year 2004. Those initiatives include seeking greater efficiencies in store labor scheduling, changes to employee medical benefits plans, lowering interest expense by replacing fixed rate debt with lower variable rate debt, improvements in warehousing and delivery logistics, selective store closings, a reduction in headquarters expense and discontinuance of home delivery service. Given the difficult competitive environment, and known and unknown risks and uncertainties associated with these initiatives, there can be no assurances regarding the ultimate success or impact of these initiatives on the Company's results of operations or financial condition.

RESULTS OF OPERATIONS

The following table sets forth certain income statement components, expressed as a percentage of sales and other revenues, and the percentage change in such components:

                                                              Percentage of Revenues
                                                                    Year Ended               Percentage Change
                                                         --------------------------------  ---------------------
                                                         March 29,   March 30,  March 31,    2003         2002
                                                           2003        2002       2001     vs. 2002     vs. 2001
                                                         ---------   ---------  ---------  --------     --------
Total revenues ......................................     100.0%      100.0%     100.0%       0.8%        6.3%
Gross profit ........................................      30.1        30.4       30.0       (0.1)        7.6
Selling, general and administrative .................      26.9        26.5       25.8        2.2         9.1
Depreciation ........................................       1.5         1.4        1.6        6.9        (6.2)
Operating income ....................................       1.7         2.4        2.6      (29.8)        1.7
Interest ............................................       1.4         1.4        1.5        3.3        (1.0)
Other non-operating expense (income) ................      (0.1)         --        0.1        n/m         n/m
Income from continuing operations before income taxes       0.4         1.1        1.0      (59.7)       11.5
Income taxes ........................................       0.2         0.4        0.3      (49.7)       17.9
Income from continuing operations ...................       0.2         0.7        0.7      (65.0)        8.4

n/m = not meaningful


TOTAL REVENUES

In 2003, consolidated total revenues of $1,655.7 million increased $13.1 million, or 0.8%, from 2002. Supermarket, convenience store and food service revenues accounted for 81%, 15% and 3%, respectively, of consolidated revenues. Sales and other revenues decreased in supermarkets 0.6%, but increased in convenience stores 3.5% and in food service 20.1%. In 2003, consolidated revenues excluding fuel sales increased 0.2%, but sales in comparable stores, including replacement stores and format conversions, decreased 3.1% from 2002. Comparable store sales for the fourth quarter of 2003 decreased 2.2% from 2002, following a 3.8% decline in the third quarter of 2003 from 2002. Increased competitive square footage and promotions, a weak economy and food deflation all contributed to the decline in same store sales.

In 2003, comparable convenience store inside sales (retail sales excluding fuel sales) increased 4.4% and comparable store fuel gallons sold increased 5.4% in 2003 from 2002. Gains from sales of property in the normal course of operations were $8.2 million in 2003 compared to $5.9 million in 2002.

Although results may vary from period to period, future gains from sale of properties are not expected to equal or exceed historical levels due to the limited real estate holdings available for sale in the normal course of business, which could have a material adverse affect the Company's results of operations.

In 2002, consolidated total revenues of $1,642.6 million increased $96.7 million, or 6.3%, from 2001. Supermarket, convenience store and food service revenues accounted for 83%, 14% and 3%, respectively, of consolidated revenues. Total revenues increased in supermarkets 7.9% and in food service 7.0%, but declined in convenience stores 2.9%. In 2002, consolidated sales excluding fuel sales increased 6.5% and sales in comparable stores, including replacement stores and format conversions, increased 2.5% from 2001. Comparable store sales increased over the respective year earlier quarter during each quarter of 2002 despite competitive activity and low rates of food price inflation.

In 2002, convenience store inside sales (retail sales excluding fuel sales) decreased 1.2% and fuel gallons sold increased 3.6% from 2001. Gains from sales of property were $5.9 million in 2002 compared to $3.7 million in 2001.

GROSS PROFIT

Gross profit is net of warehousing, transportation and promotional expenses. Expressed as a percentage of revenues, consolidated gross profit was 30.1% of total revenues in 2003 compared to 30.4% in 2002, however, consolidated gross profit excluding fuel was 31.5% in both 2003 and 2002. Gross profit as a percentage of revenues declined in supermarkets and convenience stores, but improved in food service.

In 2002, consolidated gross profit was 30.4% of revenues compared to 30.0% in 2001. Consolidated gross profit excluding fuel, expressed as a percentage of revenues, was 31.5% in 2002 compared to 31.3% in 2001. Consolidated gross profit in 2002 includes $1.3 million from the termination of a fuel supplier's agreement. Gross profit as a percentage of revenues improved in supermarkets and declined slightly in both convenience stores and food service.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

In 2003, consolidated selling, general and administrative expenses were 26.9% of consolidated sales and other revenues compared to 26.5% in 2002. The increase, as a percentage of consolidated total revenues, was primarily attributable to higher medical benefits costs, building and equipment rent and repairs, workers compensation and credit card fees, partially offset by lower wage costs. Excluding supermarket format conversions, wages in stores open both years decreased 4.3% in 2003 from 2002 due to continued efforts to improve labor efficiency.

During the fourth quarter of 2003, the Company announced a reorganization in headquarters staff, the discontinuance of its home delivery service and the closing of a LoBill supermarket. As a result of the headquarters staff reorganization, the Company took a $1.1 million charge against earnings in 2003.

In 2002, consolidated selling, general and administrative expenses were 26.5% of consolidated sales and other revenues compared to 25.8% in 2001. Wages in stores open both years, excluding supermarket conversions to the LoBill format, increased 1.3% in 2002 from 2001.

DEPRECIATION

Depreciation expense was $24.5 million, $22.9 million and $24.4 million in 2003, 2002, and 2001, respectively. Expressed as a percentage of revenues, depreciation expense was 1.5% in 2003, 1.4% in 2002 and 1.6% in 2001.

As a result of its periodic examination and review of its accounting policies and practices in 2001, the Company determined that a revision of the estimated useful lives used to depreciate buildings and land improvements, and leasehold improvements was appropriate in light of the Company's historical experience and its assessment of prevailing industry practice. The change was effected in the third quarter of 2001. The change resulted in a decrease in depreciation expense of $3.9 million and an increase in net income of $2.6 million, or $.32 per diluted share, for the year ended March 29, 2003, a decrease in depreciation expense of $4.5 million and an increase in net income of $2.9 million, or $.31 per diluted share, for the year ended March 30, 2002 and a decrease in depreciation expense of $2.4 million and an increase in net income of $1.6 million, or $.17 per diluted share, for the year ended March 31, 2001.

INTEREST

Interest expense was $23.3 million in 2003, $22.5 million in 2002, and $22.7 million in 2001. As a percentage of revenues, interest expense was 1.4% in both 2003 and 2002 and 1.5% in 2001.

OTHER NON-OPERATING EXPENSE

In 2003, the Company repurchased $30.5 million of its outstanding senior subordinated debentures on the open market at discounts to face value resulting in gains of $2.2 million, net of pro-rata debt issuance costs.

INCOME TAXES

The effective income tax rate was 43.0% for 2003, 34.5% for 2002, and 32.6% for 2001. The increase in the effective rate for 2003 over the prior years was due primarily to the decline in pretax income. The effective income tax rate for 2004 is expected to approximate 37%.

CAPITAL EXPENDITURES

Capital expenditures and major capital projects completed during the last three years consisted of:

                                                     2003       2002       2001
                                                    ------     ------     ------
Capital expenditures (millions) ...............     $ 48.7     $ 66.0     $ 55.1
                                                    ======     ======     ======
Supermarkets
       New/acquired stores ....................          3         13          8
       Closed stores ..........................          1          2         --
       Major remodels/expansions ..............          3          2         --
       Format conversions .....................          1          6         --
Convenience stores
       New/acquired stores ....................         --          7         15
       Closed stores ..........................         22         10          7

In 2003, the Company constructed one new supermarket, acquired two supermarkets, remodeled three supermarkets, began the remodel of one supermarket, converted one Marsh store to the LoBill format and opened two floral shops. The Company completed construction of a 119,000 square foot frozen food distribution facility that began operating in August 2002. Over 100 convenience stores were re-imaged with new exterior graphics and painting, new interior decor and new interior fixture layout. Twenty-two under performing convenience stores were closed during the year with the majority of the closings concurrent with lease expirations.

During 2002, the Company disposed of its wholesale division in order to focus on its core retail businesses. Proceeds of approximately $14 million were used to reduce outstanding debt.

In 2004, the Company plans to construct two new Marsh supermarkets and one new LoBill Foods, convert one Marsh supermarket to a LoBill Foods, remodel four to six supermarkets, continue the convenience store re-imaging and upgrade certain information systems. The cost of these projects and other capital commitments is estimated to be $40 million. Of this amount, the Company plans to fund approximately $20 million through sale/leasebacks, $10 million through equipment leasing and believes it can finance the balance with internally generated funds.

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

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities during 2003 was $38.4 million, compared to $37.7 million in 2002. During 2003, working capital decreased $13.8 million as cash decreased $9.2 million and accounts receivable decreased $6.4 million.

For 2003, investing activities consisted primarily of $48.7 million in expenditures for acquisition of property, equipment and land for expansion, and proceeds of $11.4 million from disposals of property and land. The Company's capital requirements are traditionally financed through internally generated funds, long-term borrowings and lease financings, including capital and operating leases. The Company anticipates continued access to such financing sources.

The Company's long-term debt and capital lease obligations, net of current maturities, were $227.2 million at March 29, 2003, compared to $263.8 million at March 30, 2002. During the fourth quarter of 2003, the Company retired $19.9 million of convertible debentures and repurchased $30.5 million of senior subordinated notes. At March 29, 2003, 82.3% of the long-term debt and capital lease obligations were at fixed rates of interest with a 9.3% weighted average rate, and 17.7% were at variable rates of interest with a 3.9% weighted average rate.

In March 2003, the Company amended its revolving credit facility, changed the commitment to $95.0 million, extended the maturity to February 2006 and added security of land and buildings having a carrying cost of $49.6 million at March 29, 2003. At March 29, 2003, $41.0 million was borrowed on the revolving credit facility.

A bank commitment for short-term borrowing provides an additional $3.0 million of available financing, of which $1.7 million was borrowed at March 29, 2003.

Long-term financial obligations (in millions) as of March 29, 2003:

                                             Payments due by period
                               ---------------------------------------------------
                                         Less than     1-3        4-5      After 5
                                Total     1 year      years      years      years
                               ------    ---------   ------     ------     -------
Long-term debt,
  including current
  maturities .............     $201.1     $  2.5     $ 47.6     $125.6     $ 25.4
Capital leases ...........       64.7        4.4        8.8        8.8       42.7
Operating leases .........      261.6       31.7       59.3       39.9      130.7
                               ------     ------     ------     ------     ------
Total ....................     $527.4     $ 38.6     $115.7     $174.3     $198.8
                               ======     ======     ======     ======     ======

MARKET RISK - INTEREST

The Company, as a policy, does not engage in speculative or leveraged transactions, nor does it hold or issue financial instruments for trading purposes. The Company is exposed to changes in interest rates primarily as a result of its borrowing activities. Based on interest rates at March 29, 2003, a 100 basis point change in interest rates would not have had a material impact on the Company.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements requires management to make assumptions and estimates that can have a material impact on the reported results of operations. While management applies its judgment based on assumptions believed to be reasonable under the circumstances, actual results could vary from those assumptions and it is possible that materially different amounts would be reported using different assumptions.

The Company is self-insured for most healthcare claims, workers compensation claims, and general liability and automotive liability losses. Reported claims and related loss reserves are estimated by third party administrators. Claims incurred but not reported are recorded based on historical experience and industry trends, and accruals are adjusted when warranted by changes in facts and circumstances.

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

Income tax assets and liabilities are recognized generally based upon tax statutes, regulations and case law, but also include estimates. The estimated amounts are reviewed periodically and adjusted based upon factual changes and the related impact on management's judgment.

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

Don E. Marsh
Chairman of the Board and
Chief Executive Officer

Douglas Dougherty
Senior Vice President,
Chief Financial Officer and
Treasurer

Mark Varner
Vice President -
Corporate Controller

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Marsh Supermarkets, Inc.

We have audited the accompanying consolidated balance sheets of Marsh Supermarkets, Inc. as of March 29, 2003 and March 30, 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended March 29, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marsh Supermarkets, Inc. at March 29, 2003 and March 30, 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 29, 2003, in conformity with accounting principles generally accepted in the United States.

                                                  /s/ Ernst & Young LLP

Indianapolis, Indiana
May 16, 2003

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

YEAR ENDED                                                            March 29, 2003   March 30, 2002   March 31, 2001
----------                                                            --------------   --------------   --------------
Sales and other revenues .........................................     $ 1,647,534      $ 1,636,702      $ 1,542,172
Gains from sales of property .....................................           8,201            5,897            3,731
                                                                       -----------      -----------      -----------
Total revenues ...................................................       1,655,735        1,642,599        1,545,903
Cost of merchandise sold, including warehousing and transportation       1,157,599        1,143,883        1,082,581
                                                                       -----------      -----------      -----------
Gross profit .....................................................         498,136          498,716          463,322
Selling, general and administrative expenses .....................         445,480          435,697          399,475
Depreciation .....................................................          24,464           22,883           24,400
                                                                       -----------      -----------      -----------
Operating income .................................................          28,192           40,136           39,447
Interest .........................................................          23,270           22,523           22,741
Other non-operating expense (income) .............................          (2,180)              --              911
                                                                       -----------      -----------      -----------
Income from continuing operations before income taxes ............           7,102           17,613           15,795
Income taxes .....................................................           3,057            6,072            5,149
                                                                       -----------      -----------      -----------
Income from continuing operations ................................           4,045           11,541           10,646
Discontinued operation:
  Income (loss) from operations, net of tax ......................              --             (859)           1,290
  Gain (loss) on disposal, net of tax ............................            (354)           2,726               --
                                                                       -----------      -----------      -----------
     Net income ..................................................     $     3,691      $    13,408      $    11,936
                                                                       ===========      ===========      ===========


Basic earnings (loss) per common share:
  Continuing operations ..........................................     $       .50      $      1.45      $      1.30
  Discontinued operation .........................................              --             (.11)             .16
  Disposal of discontinued operation .............................            (.04)             .34               --
                                                                       -----------      -----------      -----------
  Net income .....................................................     $       .46      $      1.68      $      1.46
                                                                       ===========      ===========      ===========

Diluted earnings (loss) per common share:
  Continuing operations ..........................................     $       .50      $      1.31      $      1.20
  Discontinued operation .........................................              --             (.09)             .13
  Disposal of discontinued operation .............................            (.04)             .29               --
                                                                       -----------      -----------      -----------
  Net income .....................................................     $       .46      $      1.51      $      1.33
                                                                       ===========      ===========      ===========


Dividends declared per share .....................................     $       .46      $       .44      $       .44




See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
(in thousands, except number of shares)

ASSETS                                                                        March 29, 2003   March 30, 2002
------                                                                        --------------   --------------
Current Assets
  Cash and equivalents ....................................................     $  28,313        $  37,516
  Accounts receivable, less allowances of $2,960 in 2003 and $2,494 in 2002        27,203           33,613
  Inventories .............................................................       135,855          132,940
  Prepaid expenses ........................................................         5,731            7,639
  Recoverable income taxes ................................................            --            1,021
                                                                                ---------        ---------
       TOTAL CURRENT ASSETS ...............................................       197,102          212,729
Property and Equipment
  Land ....................................................................        46,856           54,553
  Buildings and land improvements .........................................       187,942          206,822
  Fixtures and equipment ..................................................       148,342          134,758
  Leasehold improvements ..................................................        78,212           70,980
  Construction in progress ................................................         7,385            3,866
  Property under capital leases ...........................................        31,923           27,754
                                                                                ---------        ---------
                                                                                  500,660          498,733
  Accumulated depreciation ................................................      (189,191)        (180,083)
                                                                                ---------        ---------
       TOTAL PROPERTY AND EQUIPMENT .......................................       311,469          318,650

Other Assets ..............................................................        46,309           51,851
                                                                                ---------        ---------
                                                                                $ 554,880        $ 583,230
                                                                                =========        =========




See Notes to Consolidated Financial Statements.

LIABILITIES AND SHAREHOLDERS' EQUITY                               March 29, 2003     March 30, 2002
------------------------------------                               --------------     --------------
Current Liabilities
   Notes payable to bank ...................................         $   1,700          $   1,300
   Accounts payable ........................................            71,883             71,640
   Employee compensation and other liabilities .............            17,215             20,248
   State and local taxes ...................................            16,351             14,779
   Other accounts payable and accrued expenses .............             9,686             11,668
   Dividends payable .......................................             1,035                880
   Income taxes payable ....................................             5,378              5,247
   Current maturities of long-term liabilities .............             3,452              2,727
                                                                     ---------          ---------
         TOTAL CURRENT LIABILITIES .........................           126,700            128,489

Long-term Liabilities
   Long-term debt ..........................................           198,148            237,823
   Capital lease obligations ...............................            29,009             25,933
                                                                     ---------          ---------
         TOTAL LONG-TERM LIABILITIES .......................           227,157            263,756

Deferred Items
   Income taxes ............................................            11,525             16,472
   Pension and post-retirement benefits ....................            40,824             20,863
   Gains from sale/leasebacks ..............................            15,595             10,164
   Other ...................................................             1,631              2,689
                                                                     ---------          ---------
         TOTAL DEFERRED ITEMS ..............................            69,575             50,188

Shareholders' Equity
   Series A Junior Participating Cumulative Preferred Stock:
      Authorized: 5,000,000 shares; Issued: None ...........                --                 --
   Class A Common Stock, no par value:
      Authorized: 15,000,000 shares; Issued: 4,695,253 .....             9,573              9,573
   Class B Common Stock, no par value:
      Authorized: 15,000,000 shares; Issued: 5,265,158 .....            16,866             16,830
   Retained earnings .......................................           135,550            135,534
   Cost of Common Stock in treasury
      Class A: 2003 - 877,715; 2002 - 848,645 shares .......            (5,626)            (5,224)
      Class B: 2003 - 1,135,479; 2002 - 1,139,296 shares ...            (9,302)            (9,285)
   Deferred cost - restricted stock ........................               (54)              (270)
   Notes receivable - stock options ........................              (175)            (1,037)
   Accumulated other comprehensive loss ....................           (15,384)            (5,324)
                                                                     ---------          ---------
SHAREHOLDERS' EQUITY .......................................           131,448            140,797
                                                                     ---------          ---------
                                                                     $ 554,880          $ 583,230
                                                                     =========          =========

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands)

                                                      Common Stock                                              Other
                                                  --------------------    Retained   Treasury               Comprehensive
                                                   Class A     Class B    Earnings     Stock       Other        Loss         Total
                                                  --------    --------    --------   --------    --------     --------     --------
Balance at April 1, 2000 ......................   $  9,001    $ 16,454    $117,360   $ (7,858)   $ (2,045)    $     --     $132,912
  Net income ..................................                             11,936                                           11,936
  Cash dividends declared .....................                             (3,614)                                          (3,614)
  Amortization of restricted stock grants .....                                                       844                       844
  Repurchase of 317,078 shares ................                                        (4,036)                               (4,036)
  Exercise of stock options - 49,200 shares ...        467         126                    206        (530)                      269
  Other .......................................                     18         (37)        32         (48)                      (35)
                                                  --------    --------    --------   --------    --------     --------     --------
Balance at March 31, 2001 .....................      9,468      16,598     125,645    (11,656)     (1,779)          --      138,276
  Comprehensive income:
    Net income ................................                             13,408                                           13,408
    Minimum pension liability adjustment,
      less tax benefit of $2,867 ..............                                                                 (5,324)      (5,324)
                                                                                                                           --------
  Total comprehensive income ..................                                                                               8,084
                                                                                                                           --------
  Cash dividends declared .....................                             (3,519)                                          (3,519)
  Amortization of restricted stock grants .....                                                       459                       459
  Restricted stock grant of 9,300 shares ......         78                                 53                                   131
  Repurchase of 252,600 shares ................                                        (3,368)                               (3,368)
  Exercise of stock options - 56,713 shares ...         27         214                    436                                   677
  Other .......................................                     18                     26          13                        57
                                                  --------    --------    --------   --------    --------     --------     --------
Balance at March 30, 2002 .....................      9,573      16,830     135,534    (14,509)     (1,307)      (5,324)     140,797
Comprehensive income:
    Net income ................................                              3,691                                            3,691
    Minimum pension liability adjustment,
      less tax benefit of $5,259 ..............                                                                (10,060)     (10,060)
                                                                                                                           --------
  Total comprehensive income (loss) ...........                                                                              (6,369)
                                                                                                                           --------
  Cash dividends declared .....................                             (3,662)                                          (3,662)
  Amortization of restricted stock grants .....                                                       216                       216
  Restricted stock grant of 6,200 shares ......                                            92                                    92
  Repurchase of 47,645 shares .................                                          (643)                                 (643)
  Exercise of stock options - 11,875 shares ...                     16                     97                                   113
  Reduction in notes receivable - stock options                                                       899                       899
  Other .......................................                     20         (13)        35         (37)                        5
                                                  --------    --------    --------   --------    --------     --------     --------
Balance at March 29, 2003 .....................   $  9,573    $ 16,866    $135,550   $(14,928)   $   (229)    $(15,384)    $131,448
                                                  ========    ========    ========   ========    ========     ========     ========




See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

YEAR ENDED                                                            March 29, 2003   March 30, 2002   March 31, 2001
----------                                                            --------------   --------------   --------------
OPERATING ACTIVITIES
   Net income ...................................................       $   3,691        $  13,408        $  11,936
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation .............................................          24,464           23,034           25,058
       Amortization of other assets .............................           1,435            2,462            4,991
       Loss (gain) on sale of discontinued operation ............             354           (2,726)              --
       Increase (decrease) in deferred income taxes .............            (165)           2,785            1,914
       Changes in operating assets and liabilities:
         Accounts receivable ....................................          10,996           17,775           (1,945)
         Inventories ............................................          (2,915)         (10,865)            (686)
         Prepaid expenses and recoverable income taxes ..........           2,929           (1,293)             346
         Accounts payable and accrued expenses ..................          (2,592)          (5,875)           4,717
       Other operating activities ...............................             155           (1,040)            (464)
                                                                        ---------        ---------        ---------
       NET CASH PROVIDED BY OPERATING ACTIVITIES ................          38,352           37,665           45,867

INVESTING ACTIVITIES
   Acquisition of property, equipment and land held for expansion         (48,673)         (66,049)         (55,076)
   Disposition of property, equipment and land held for expansion          11,387            4,587            4,788
   Proceeds from sale of discontinued operation .................              --           14,292               --
   Other investing activities ...................................            (813)          (2,591)         (13,679)
                                                                        ---------        ---------        ---------
       NET CASH USED FOR INVESTING ACTIVITIES ...................         (38,099)         (49,761)         (63,967)

FINANCING ACTIVITIES
   Proceeds (repayments) of short-term borrowings ...............             400            1,300          (10,000)
   Proceeds of long-term borrowings .............................          76,000           28,000           66,011
   Proceeds of sales/leasebacks .................................          34,537           33,594           31,577
   Payments of long-term debt and capital lease obligations .....        (116,043)         (38,486)         (62,225)
   Purchases of Class A and Class B Common Stock for treasury ...            (643)          (3,368)          (4,036)
   Cash dividends paid ..........................................          (3,506)          (3,537)          (3,651)
   Stock options exercised ......................................             113              677              234
   Other financing activities ...................................            (314)             175               12
                                                                        ---------        ---------        ---------
       NET CASH PROVIDED BY (USED FOR) FINANCING
         ACTIVITIES .............................................          (9,456)          18,355           17,922

INCREASE (DECREASE) IN CASH AND EQUIVALENTS .....................          (9,203)           6,259             (178)
   Cash and equivalents at beginning of year ....................          37,516           31,257           31,435
                                                                        ---------        ---------        ---------
       CASH AND EQUIVALENTS AT END OF YEAR ......................       $  28,313        $  37,516        $  31,257
                                                                        =========        =========        =========




See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands, except per share amounts or as otherwise noted)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in preparation of the consolidated financial statements are:

FISCAL YEAR

The Company's fiscal year ends on Saturday of the thirteenth week of each calendar year. All references to "2003", "2002" and "2001" relate to the fiscal years ended March 29, 2003, March 30, 2002, and March 31, 2001, respectively.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Marsh Supermarkets, Inc. and all majority-owned subsidiaries (the "Company"). Investments in partnerships in which the Company has a minority interest are accounted for by the equity method. Significant intercompany accounts and transactions have been eliminated.

BUSINESS SEGMENTS

The Company operates one business segment: the retail sale of food and related products through supermarkets, convenience stores and food services.

RECLASSIFICATIONS

Certain reclassifications have been made to prior periods to conform to current presentations.

CASH AND EQUIVALENTS

Cash and equivalents consist of highly liquid investments with a maturity of three months or less when purchased. The carrying amount approximates the fair value of those assets.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out method for the principal components of inventories, and by the first-in, first-out method for the remainder (see "Note 8").

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, including amounts capitalized for interest. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives of the assets, generally 33 years for buildings and 20 years for land improvements, five to 12 years for fixtures and equipment, and 20 years for leasehold improvements (see "Note 7"). For income tax purposes, accelerated methods and statutory lives are used to compute depreciation.

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

REVENUE RECOGNITION

Revenue from retail sales is recognized at the time of sale. Vendor allowances are recognized as they are earned and reported as a reduction of cost of goods sold. Allowances for doubtful accounts are provided based on the Company's uncollectible account experience.

EXCISE TAXES

Sales and cost of merchandise sold include state and federal excise taxes on tobacco, gasoline and alcohol products of approximately $56 million in 2003, $41 million in 2002, and $40 million in 2001.

ADVERTISING COSTS

Advertising communication costs are expensed in the period incurred and production costs are expensed the first time the respective advertising is displayed. Advertising costs in the amounts of $22.3 million, $23.2 million, and $23.9 million were recorded and included in selling, general and administrative expenses for 2003, 2002, and 2001, respectively.

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

ENVIRONMENTAL LIABILITIES

Environmental liabilities are recorded when environmental assessments indicate remedial efforts are required and the costs can be reasonably estimated. The Company is aware of the existence of petroleum contamination at 28 sites and has commenced remediation at each of those sites. Current estimates of the total compliance costs to be incurred, net of estimated recoveries from an Indiana excess liability fund, are not material. Leak detection tests are performed at all petroleum dispensing sites more frequently than required by current environmental laws and regulations.

STOCK OPTION PLANS

The Company has employee stock benefit plans, which are described more fully in "Note 14". The Company's stock option plans are accounted for under the intrinsic value method of APB Opinion 25 and related interpretations. Since the exercise price of options granted under the plans is equal to the market price of the underlying common stock on the grant date, no stock-based compensation cost is recognized in net income.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123:

                                             2003             2002             2001
                                          ----------       ----------       ----------
Net income, as reported ...........       $    3,691       $   13,408       $   11,936
Less compensation expense using
  the fair value method, net of tax              970              534              416
                                          ----------       ----------       ----------
Pro-forma net income ..............       $    2,721       $   12,874       $   11,520
                                          ==========       ==========       ==========

Earnings per share, as reported:
  Basic ...........................       $      .46       $     1.68       $     1.46
  Diluted .........................              .46             1.51             1.33

Pro-forma earnings per share:
  Basic ...........................              .34             1.62             1.41
  Diluted .........................              .34             1.46             1.29

NOTE 2 - RECENT ACCOUNTING PRONOUNCEMENTS

In October 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Statement was effective for the Company at the beginning of fiscal year 2003 and had no impact on the Company's financial statements for the current year.

In April 2002, the FASB issued Statement No. 145 (FAS 145), "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." Certain provisions of FAS 145 were effective May 15, 2002 and did not have a material impact on the Company. The remaining provisions become effective for the fiscal year beginning after May 15, 2002 (the Company's 2004 fiscal year). The Company early adopted the provisions of FAS 145 and classified gains from the fiscal year 2003 retirement of debt as other non-operating income.

In June 2002, the FASB issued Statement No. 146 (FAS 146), "Accounting for Costs Associated with Exit or Disposal Activities." FAS 146 was to be applied prospectively to covered activities initiated after December 31, 2002. The Company applied the provisions of FAS 146 to the headquarters staffing reduction described in "Note 4."

In November 2002, the FASB issued FASB Interpretation (FIN) 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The recognition provisions of FIN 45 were effective for any guarantees issued or modified after December 31, 2002 and the disclosure requirements were effective for financial statements of periods after December 15, 2002. The interpretation had no effect on the Company's results of operations or financial position for the current year.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." The statement amended FAS 123 and was effective for fiscal years ending after December 15, 2002. The Company adopted the disclosure provisions of the Statement in the current year.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities" which was effective for new entities created after January 31, 2003 and for interim periods beginning after June 15, 2003 for variable interest entities created or acquired before February 1, 2003. The interpretation had no effect on the Company's results of operations or financial position for the current year and is not expected to have an effect on the Company's fiscal year 2004 financial statements.

NOTE 3 - EARNINGS PER SHARE

The following table sets forth the computation of the numerators and denominators used in the computation of basic and diluted earnings per share
(EPS). Convertible debentures have been excluded from the 2003 computation because the effect would have been antidilutive.

                                            2003            2002            2001
                                          --------        --------        --------
Net income - basic EPS numerator ..       $  3,691        $ 13,408        $ 11,936
Effect of convertible debentures ..             --             911             938
                                          --------        --------        --------
Income after assumed conversions
  - diluted EPS numerator .........       $  3,691        $ 14,319        $ 12,874
                                          ========        ========        ========

Weighted average shares outstanding          7,965           8,021           8,279
  Non-vested restricted shares ....            (22)            (54)            (99)
                                          --------        --------        --------
Basic EPS denominator .............          7,943           7,967           8,180
Effect of dilutive securities:
  Non-vested restricted shares ....             22              54              99
  Employee stock options ..........            136             160             110
  Convertible debentures ..........             --           1,284           1,290
                                          --------        --------        --------
Adjusted weighted average shares -
  diluted EPS denominator .........          8,101           9,465           9,679
                                          ========        ========        ========

NOTE 4 - HEADQUARTERS RESTRUCTURING

During 2003, the Company reduced staffing at its corporate headquarters resulting in the incurrence of $1.1 million in termination costs which is included in reported selling, general and administrative expense on the income statement. At March

29, 2003, the remaining liability related to the restructuring was $0.7 million.

NOTE 5 - GOODWILL

The Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" (FAS 142), effective April 1, 2001. FAS 142 discontinued the amortization of goodwill and prescribes future periodic testing of goodwill for impairment. The required annual impairment test was completed in January 2003, and resulted in no adjustment to recorded goodwill.

Adjusted net income and net income per share were as follows:

                                           2003            2002             2001
                                        ----------      ----------       ----------
Reported net income .............       $    3,691      $   13,408       $   11,936
Goodwill amortization, net of tax               --              --              537
Adjusted net income - basic .....            3,691          13,408           12,473
                                        ----------      ----------       ----------
Effect of convertible debentures                --             911              938
                                        ----------      ----------       ----------
Adjusted net income - dilutive ..       $    3,691      $   14,319       $   13,411
                                        ==========      ==========       ==========

Basic earnings per share:
Reported net income .............       $      .46      $     1.68       $     1.46
Goodwill amortization, net of tax               --              --              .07
                                        ----------      ----------       ----------
Adjusted net income .............       $      .46      $     1.68       $     1.53
                                        ==========      ==========       ==========

Diluted earnings per share:
Reported net income .............       $      .46      $     1.51       $     1.33
Goodwill amortization, net of tax               --              --              .06
                                        ----------      ----------       ----------
Adjusted net income .............       $      .46      $     1.51       $     1.39
                                        ==========      ==========       ==========

NOTE 6 - DISCONTINUED OPERATION

In October 2001, the Company completed the sale of certain assets of its wholesale division. The sale included inventory, property, buildings and equipment, and certain other assets plus the assumption by the buyer of certain liabilities. Proceeds of $14.3 million from the sale were used primarily to reduce amounts outstanding under the Company's revolving credit facility. A gain of $4.2 million ($2.7 million net of tax) was recognized in 2002. The remaining assets and liabilities from the discontinued operation included in the consolidated balance sheet at March 29, 2003 are not material.

Operating results of the discontinued operation were as follows:

                                                     2002                 2001
                                                  ---------            ---------
Sales and other revenues ..............           $ 140,869            $ 331,515
                                                  =========            =========
Income (loss) before tax ..............           $  (1,322)           $   1,984
Income tax ............................                (463)                 694
                                                  ---------            ---------
Net income (loss) .....................           $    (859)           $   1,290
                                                  =========            =========

NOTE 7 - CHANGE IN ESTIMATED USEFUL LIVES OF PROPERTY AND EQUIPMENT

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

The change resulted in a decrease in depreciation expense of $3.9 million and an increase in net income of $2.6 million, or $.32 per diluted share, for the year ended March 29, 2003, a decrease in depreciation expense of $4.5 million and an increase in net income of $2.9 million, or $.31 per diluted share, for the year ended March 30, 2002, and a decrease in depreciation expense of $2.4 million and an increase in net income of $1.6 million, or $.17 per diluted share, for the year ended March 31, 2001.

NOTE 8 - INVENTORIES

Inventories are comprised of finished goods and goods held for resale. Inventories valued by the LIFO method represented approximately 66% and 70% of consolidated inventories at March 29, 2003, and March 30, 2002, respectively. Current inventory cost exceeded the carrying amount of LIFO inventories by $1.5 million at March 29, 2003, and $1.9 million at March 30, 2002. Valuation allowances related to inventories were $1.3 million at March 29, 2003, and $1.2 million at March 30, 2002.

NOTE 9 - EMPLOYEE BENEFIT PLANS

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

The amounts recognized in the consolidated balance sheets were as follows:

                                             Pension                     Postretirement
                                      2003            2002            2003            2002
                                    --------        --------        --------        --------
Change in benefit obligation:
Benefit obligation at
  beginning of year .........       $ 58,894        $ 55,535        $  4,403        $  3,316
Service cost ................            687             579             434             337
Interest cost ...............          4,320           4,235             306             233
Amendments ..................             --              --              --             182
Actuarial loss ..............          7,915           1,193             371             590
Benefits paid ...............         (2,496)         (2,648)           (383)           (255)
                                    --------        --------        --------        --------
Benefit obligation at
  end of year ...............       $ 69,320        $ 58,894        $  5,131        $  4,403
                                    ========        ========        ========        ========
Change in plan assets:
Fair value of plan assets
  at beginning of year ......       $ 42,144        $ 43,698        $     --        $     --
Return on plan assets .......         (5,443)            915              --              --
Company contribution ........            179             179             383             255
Benefits paid ...............         (2,496)         (2,648)           (383)           (255)
                                    --------        --------        --------        --------
Fair value of plan assets
  at end of year ............       $ 34,384        $ 42,144        $     --        $     --
                                    ========        ========        ========        ========

The funded status of the plans were as follows:

                                     Pension                     Postretirement
                              2003            2002            2003            2002
                            --------        --------        --------        --------
Funded status of the
  plan (underfunded)        $(34,936)       $(16,750)       $ (5,131)       $ (4,403)
Unrecognized net
  actuarial loss ....         27,622          11,168             901             365
Unrecognized prior
  service cost ......          1,505           1,876             174             182
                            --------        --------        --------        --------
Net amount recognized       $ (5,809)       $ (3,706)       $ (4,056)       $ (3,856)
                            ========        ========        ========        ========

Amounts recognized in the consolidated balance sheets consist of:

Accrued benefit
  liability .........       $(30,824)       $(12,428)       $ (4,056)       $ (3,856)
Intangible asset ....          1,505             531              --              --
Accumulated other
  comprehensive loss          23,510           8,191              --              --
                            --------        --------        --------        --------
Net amount recognized       $ (5,809)       $ (3,706)       $ (4,056)       $ (3,856)
                            ========        ========        ========        ========

The components of net pension benefit expense and assumptions used were as follows:

                                           2003            2002            2001
                                         -------         -------         -------
Service cost .....................       $   687         $   579         $   443
Interest cost ....................         4,320           4,235           3,990
Expected return on plan assets ...        (3,498)         (3,850)         (4,570)
Recognized actuarial (gain)/loss .           403             259            (117)
Amortization of prior service cost           370             370             370
                                         -------         -------         -------
Benefit cost .....................       $ 2,282         $ 1,593         $   116
                                         =======         =======         =======

Discount rate ....................          6.50%           7.60%           7.60%
Expected return on plan assets ...          8.50%           9.00%           9.00%
Rate of compensation increase
   for supplemental plan .........          5.00%           5.00%           5.00%

The components of net postretirement benefits costs were as follows:

                                         2003             2002             2001
                                        -----            -----            -----
Service cost ...............            $ 434            $ 337            $ 272
Interest cost ..............              306              233              214
Other ......................                8               --              (24)
                                        -----            -----            -----
Benefit cost ...............            $ 748            $ 570            $ 462
                                        =====            =====            =====

The Company's assumed healthcare cost trend rate is 10.00% for 2003, decreasing gradually to 6.00% by 2014, and thereafter. The assumed healthcare cost trend rate can have a significant effect on the amounts reported. However, a one percentage point change in the assumed rate would not have a material effect on the benefit obligation or expense. The Company provides certain postretirement healthcare benefits for its non-union retirees and their eligible spouses. The plans are contributory with retiree contributions adjusted annually and certain other cost sharing features, such as deductibles and co-insurance.

The Company provides a defined contribution savings plan that allows 401(k) contributions by employees who elect to participate and can satisfy minimum age and annual service requirements. The Company matches a portion of employees' contributions and may make a discretionary annual contribution depending upon the Company's profitability. Expense for the plan was $2.4 million in 2003, $3.8 million in 2002 and $3.7 million in 2001. The Company had provided a defined contribution plan for employees of the discontinued operation, for which expense was $0.2 million in 2001.

The Company also participates in a multi-employer plan that provides defined benefits to its union employees. The Company expense for this plan amounted to $1.3 million in 2003, $0.9 million in 2002 and $0.8 million in 2001.

NOTE 10 - DEBT

Long-term debt consisted of the following:

                                                       2003              2002
                                                    ---------         ---------
10.05% notes ...............................        $  12,678         $  13,977
8.25% mortgage .............................           15,985            16,411
8.95% mortgage .............................            9,905            10,141
Revolving credit facility ..................           41,000            28,000
8 7/8% senior subordinated notes ...........          119,545           150,000
      Less discount ........................             (421)             (652)
7% convertible subordinated debentures .....               --            19,909
Other ......................................            1,998             2,081
Less current maturities ....................           (2,542)           (2,044)
                                                    ---------         ---------
                                                    $ 198,148         $ 237,823
                                                    =========         =========

The 10.05% notes are payable in monthly installments (principal and interest) of $220,000 through 2009. Land and buildings with a net carrying amount of $20.7 million are pledged as collateral for the notes.

The 8.25% mortgage is payable in monthly installments (principal and interest) of $147,000 and matures in January 2010. The mortgage is secured by land and buildings with a net carrying amount of $18.4 million.

The 8.95% mortgage is payable in monthly installments (principal and interest) of $94,000 and matures in May 2010. The mortgage is secured by land and buildings with a net carrying amount of $7.7 million.

The revolving credit facility permits total borrowings of $95.0 million. Amounts borrowed are for terms selected by the Company at the time of borrowing. Interest rates are based on LIBOR or floating prime rate, and principal and interest are payable at maturity. Commitment fees of 0.5% are paid on unused amounts. In March 2003, the revolving credit facility was amended to extend the maturity date to February 2006. Per the amendment, land and buildings with a net carrying amount of $49.6 million secure the credit facility.

Interest on the 8 7/8% senior subordinated notes is payable semi-annually and the principal matures in August 2007. The effective interest rate is 9.0%. During 2003, the Company purchased $30.5 million of the notes on the open market. The gain recognized from the retirement of the notes is included in other non-operating income.

The 7% convertible subordinated debentures matured in February 2003, and were retired with borrowings from the revolving credit facility.

At March 29, 2003, the fair market value of the Company's long-term debt was approximately $187.0 million. The fair market value was estimated using quoted market rates for publicly traded debt and current incremental borrowing rates for non-public debt.

The revolving credit facility and senior subordinated notes both require maintenance of minimum working capital and limit cash dividends, repurchases of common stock, future indebtedness, lease obligations and disposition of assets.

The Company has a bank commitment for short-term borrowings of up to $3.0 million at rates based upon the then prevailing federal funds rate. At March 29, 2003, $1.7 million was borrowed against this commitment.

Aggregate future principal payments of long-term debt outstanding at March 29, 2003 were:

           2004.............................    $   2,542
           2005.............................        2,375
           2006.............................       45,206
           2007.............................        2,868
           2008.............................      122,722
           Thereafter.......................       25,398

Interest expense consisted of:

                                           2003            2002            2001
                                         -------         -------         -------
Long-term debt .................         $19,742         $20,159         $20,878
Capital lease obligations ......           3,518           2,317           1,781
Discontinued operation .........              --             782           1,656
Other ..........................              10              47              82
                                         -------         -------         -------
Total interest expense .........         $23,270         $23,305         $24,397
                                         =======         =======         =======

Interest capitalized ...........         $   474         $   744         $   804
                                         =======         =======         =======

Cash payments for interest .....         $23,472         $23,229         $24,433
                                         =======         =======         =======

NOTE 11 - GUARANTOR SUBSIDIARIES

Other than four inconsequential subsidiaries, all of the Company's subsidiaries (the "guarantors") have guaranteed on a joint and several basis the Company's obligations under the $150.0 million 8 7/8% senior subordinated notes. The guarantors are 100% direct or indirect wholly-owned subsidiaries of the Company. The Company has not presented separate financial statements and other disclosures concerning each guarantor because management has determined that such information is not material to investors. Summarized combined financial information for the guarantors is set forth below:

                                                     2003                 2002
                                                   --------             --------
Current assets .......................             $197,102             $207,530
Current liabilities ..................              119,351              121,229
Noncurrent assets ....................              312,831              331,074
Noncurrent liabilities ...............              154,378              120,997

                                   2003               2002               2001
                                ----------         ----------         ----------
Total revenues ........         $1,653,760         $1,612,149         $1,545,183
Gross profit ..........            496,161            489,897            462,602
Net income ............             12,804             24,163             23,065

NOTE 12 - LEASES

Of the Company's 286 retail stores, 190 are leased under commercial lease agreements providing for initial terms generally from 15 to 20 years with options to extend the initial terms up to an additional 20 years. The Company also leases a portion of its transportation and store equipment for periods of three to eight years plus renewal and purchase options. Capitalized lease property consisted of store facilities having a net carrying cost of $26.2 million at March 29, 2003 and $23.9 million at March 30, 2002.

Future minimum lease payments for capital and operating leases with terms in excess of one year, and the present value of capital lease obligations, at March 29, 2003 were as follows:

                                                   Capital    Operating
                                                   Leases      Leases
                                                   ------     ---------
2004...........................................    $ 4,428    $ 31,684
2005...........................................      4,418      29,104
2006...........................................      4,385      30,205
2007...........................................      4,398      21,791
2008...........................................      4,398      18,147
Thereafter...................................       42,717     130,696
                                                   =======    ========
                                                    64,744    $261,627
                                                              --------
Less:
   Amounts representing interest                    34,825
                                                   -------
Present value of net minimum
   lease payments........................          $29,919
                                                   -------

Minimum annual lease payments will be reduced by $2.2 million from future sublease rentals due over the term of the subleases.

Rental expense consisted of:

                                       2003             2002             2001
                                     --------         --------         --------
Minimum rentals .............        $ 37,224         $ 30,458         $ 27,912
Contingent rentals ..........             193              152               87
Sublease rental income ......          (1,514)          (1,474)          (1,732)
                                     --------         --------         --------
                                     $ 35,903         $ 29,136         $ 26,267
                                     ========         ========         ========

NOTE 13 - INCOME TAXES

The components of deferred tax assets and liabilities were as follows:

                                                       2003              2002
                                                     --------          --------
Deferred tax assets:
   Compensation and benefit accruals .......         $ 14,306          $  7,087
   Self insurance reserves .................              767               746
   Other ...................................            5,421             6,417
                                                     --------          --------
      Total deferred tax assets ............           20,494            14,250
Deferred tax liabilities:
   Property and equipment, including
      leased property ......................          (26,979)          (26,240)
   Prepaid employee benefits ...............              (79)           (1,173)
   Inventory ...............................           (7,152)           (6,929)
   Other ...................................           (2,579)           (1,627)
                                                     --------          --------
      Total deferred tax liabilities .......          (36,789)          (35,969)
                                                     --------          --------
Net deferred tax liability .................         $(16,295)         $(21,719)
                                                     ========          ========

Income tax expense consisted of the following:

                                       2003              2002              2001
                                     -------           -------           -------
Current -  Federal .........         $ 3,000           $   419           $ 3,154
           State ...........             137               (43)               85
Deferred - Federal .........             (28)            5,678             1,890
           State ...........             (52)               18                20
                                     -------           -------           -------
                                     $ 3,057           $ 6,072           $ 5,149
                                     =======           =======           =======

Cash payments ..............         $ 1,272           $ 1,567           $ 3,145
                                     =======           =======           =======

A reconciliation of income tax expense is as follows:

                                             2003          2002           2001
                                           -------       -------        -------
Federal statutory tax rate .........       $ 2,486       $ 6,165        $ 5,529
State and local, net of federal tax             55           (19)            68
Other ..............................           516           (74)          (448)
                                           -------       -------        -------
Total income tax expense ...........       $ 3,057       $ 6,072        $ 5,149
                                           =======       =======        =======

NOTE 14 - SHAREHOLDERS' EQUITY AND EMPLOYEE STOCK PLANS

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

CHANGES IN SHARES OUTSTANDING

Changes in shares issued and treasury shares during the three years ended March 29, 2003 were as follows:

                                                       Class A           Class B
                                                       -------           -------
Issued shares:
Balance at March 31, 2001,
March 30, 2002, and March 29, 2003 .........            4,695             5,265
                                                       ======            ======

Treasury shares:
Balance at April 1, 2000 ...................              691               851
  Repurchase of shares .....................              111               206
  Stock options exercised ..................              (36)              (13)
  Director stock purchases .................               --                (5)
                                                       ------            ------
Balance at March 31, 2001 ..................              766             1,039
  Repurchase of shares .....................               95               157
  Stock options exercised ..................               (3)              (53)
  Director stock purchases .................               --                (4)
  Restricted stock grant ...................               (9)               --
                                                       ------            ------
Balance at March 30, 2002 ..................              849             1,139
  Repurchase of shares .....................               35                12
  Stock options exercised ..................               --               (12)
  Director stock purchases .................               --                (4)
  Restricted stock grant ...................               (6)               --
                                                       ------            ------
Balance at March 29, 2003 ..................              878             1,135
                                                       ------            ------

Net outstanding at March 29, 2003 ..........            3,817             4,130
                                                       ======            ======

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

In December 1998, 65,000 shares of restricted Class A Common Stock were granted under the 1998 Stock Incentive Plan and in September 1997, 150,750 shares of restricted Class A Common Stock were granted under the 1991 Employee Stock Incentive Plan to certain key employees. The shares vested ratably on each of the first four anniversaries of the date of grant and are subject to restrictions on their sale or transfer.

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

The 1992 Stock Option Plan for Outside Directors reserved 50,000 shares of Class B Common Stock for the grant of stock options and restricted stock to non-employee directors. The plan expired in August 2002. Options were granted upon election of each of the directors by the shareholders at the market value of the underlying common stock at date of grant. The options became exercisable and restrictions lapsed in equal installments, on the date of each of the two Annual Meetings following the date of grant and expire 10 years from date of grant.

As of March 29, 2003, 97,675 shares in any combination of Class A and Class B were reserved for future awards under the 1991 Plan, 110,451 shares in any combination of Class A and Class B were reserved for future awards under the 1998 Plan, and 17,000 shares in any combination of Class A and Class B were reserved for awards under the 1999 outside directors plan.

All equity compensation plans of the Company have been approved by its shareholders. Following is summary information for options outstanding and shares reserved for all plans:

                                                          Class A        Class B
                                                          -------        -------
Shares to be issued
  upon exercise of options ......................         1,358              551
Weighted average exercise price .................        $14.13          $  9.91
Shares available for future issuance ............           225(a)            --

  (a) in any combination of Class A and Class B

A summary of the Company's stock option activity follows: (price is weighted average; options are in thousands)

                                    Class A shares             Class B shares
                                 --------------------       --------------------
                                 Price        Options       Price        Options
                                 -----        -------       -----        -------
Outstanding at
    April 1, 2000 ........       $14.26          674        $12.25          297
Granted ..................           --           --          9.80          362
Exercised ................        13.81          (36)        13.81          (14)
Expired/forfeited ........        14.23           (9)        13.72          (34)
                                              ------                     ------
Outstanding at
    March 31, 2001 .......        14.29          629         10.68          611
Granted ..................        13.17          394         13.00           46
Exercised ................        13.50          (15)        11.18          (38)
Expired/forfeited ........        14.14          (37)        10.32          (31)
                                              ------                     ------
Outstanding at
    March 30, 2002 .......        13.86          971          9.93          588
Granted ..................        14.77          453            --           --
Exercised ................           --           --          9.51          (12)
Expired/forfeited ........        14.51          (66)        10.44          (25)
                                              ------                     ------
Outstanding at
    March 29, 2003 .......       $14.13        1,358        $ 9.91          551
                                              ======                     ======

Related stock option information is as follows:
(options are in thousands)

                                               2003          2002          2001
                                             -------       -------       -------
Vested options at the end of the year
    Class A shares ...................           625           453           405
    Class B shares ...................           363           282           248
Weighted average exercise price
   of vested options
    Class A shares ...................       $ 13.99       $ 14.10       $ 13.91
    Class B shares ...................         11.20         11.43         11.95
Weighted average exercise price
   of options granted during the year
    Class A shares ...................       $ 14.77       $ 13.17       $    --
    Class B shares ...................            --         13.00          9.80

At March 29, 2003, the range of option exercise prices for Class A shares was $13.01 to $15.38 and for Class B shares was $9.50 to $14.75 and the weighted-average remaining contractual life of those options for Class A and Class B shares was 7.0 years and 5.2 years, respectively.

The fair value of granted options reported in "Note 1 - Significant Accounting Policies" was estimated using a Black-Scholes option-pricing model with the following assumptions:

                                          2003            2002            2001
                                        --------        --------        --------
Dividend yield ..................            3.5%            3.0%            3.5%
Volatility ......................             21%             29%             34%
Risk free interest rate .........            5.2%            4.7%            5.5%
Expected life in years ..........           10.0            10.0             9.0
Weighted average grant date
    fair value of options granted
    during the year
     Class A shares .............       $   3.35        $   3.96        $     --
     Class B shares .............             --            3.78            3.09


OTHER STOCK PLANS

The 1998 Executive Stock Purchase Plan allows designated executives and officers to purchase issued and outstanding shares of the Company's common stock, in any combination of Class A and Class B, to an aggregate of 300,000 shares. The Company has arranged for each participant to obtain a bank loan to fund the purchase of shares and guarantees the repayment to the bank of all principal, interest and other obligations of each participant. The total amount of principal and interest owed by participants at March 29, 2003 was $3.7 million and at March 30, 2002 was $4.4 million. It is management's intent to enter into no further guarantees of these obligations.

The Company presently holds notes receivable totaling $0.2 million for funds loaned to certain employees to exercise stock options granted under the 1987 Plan and under an expired 1980 plan. The notes were issued prior to July 30, 2002, bear interest at 6.0% or 6.6% per annum, are collateralized by the shares and are due on various dates, with the last maturing June 2003. The existing notes will not be renewed and management's intent is to execute no new notes of this type to executive officers. The amount of the receivable is shown on the balance sheet as a reduction of equity.

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