Form 10-K, Exhibit 13
period 2004-03-27
MARSH SUPERMARKETS INC
filed 2004-06-24
CIK 62737

                                   EXHIBIT 13

   (PORTIONS OF 2003 ANNUAL REPORT TO SHAREHOLDERS INCORPORATED BY REFERENCE,
                    INCLUDING REPORT OF INDEPENDENT AUDITORS)

                                                                               .
                                                                               .
                                                                               .

FINANCIAL HIGHLIGHTS
(in thousands, except per share amounts and number of stores)

                                                            2004             2003             2002
                                                        ------------     ------------     ------------
Total revenues ......................................   $  1,653,915     $  1,655,735     $  1,642,599

Income from continuing operations ...................          3,037              406           11,541

Diluted earnings per share from
  continuing operations .............................   $        .38     $        .05     $       1.31
Dividends declared per share ........................            .52              .46              .44

Total assets ........................................   $    542,405     $    549,322     $    583,230
Long-term liabilities ...............................        245,074          267,981          284,380
Shareholders' equity ................................        128,276          127,809          140,797

Book value per share ................................   $      16.14     $      16.08     $      17.66

Number of shares outstanding at year end ............          7,948            7,947            7,972

Income from continuing operations as a percentage of:
   Sales and other revenues .........................             .2%             n/m               .7%
   Average shareholders' equity .....................            2.4%              .3%             8.3%

Stores open at year-end:
  Supermarkets ......................................            114              112              109
  Convenience stores ................................            164              167              191

Marsh(R) Supermarkets, Inc. was founded in 1931 with one store in Muncie, Indiana. In 1953, the Company went public with 16 stores. Today, it is a leading regional food retailer headquartered in Indianapolis, Indiana. The Company operates 67 Marsh(R) Supermarkets, 37 LoBill(R) Foods, 9 O'Malia(R) Food Markets, 164 Village Pantry(R) convenience stores, and 1 Savin*$(SM) store, all in Indiana and Ohio, Crystal Food Services(SM), a specialist in catering, office coffee, coffee roasting, business cafeteria management, vending and concessions, Primo Banquet Catering and Conference Centers, Floral Fashions(R), and McNamara(R) Florist and Enflora(R) Flowers for Business.

The 14,300 Marsh employees serve two million customers each week.

SELECTED FINANCIAL DATA
(in thousands, except per share amounts)

                                             March 27,        March 29,         March 30,        March 31,        April 1,
As of and for the year ended                   2004             2003              2002             2001            2000
                                           -------------    -------------    -------------    -------------    -------------
Total revenues .........................   $   1,653,915    $   1,655,735    $   1,642,599    $   1,545,903    $   1,423,736

Income from continuing operations before
  income taxes .........................           5,556            1,544           17,613           15,795           15,480

Income from continuing operations ......           3,037              406           11,541           10,646           10,459

Discontinued operation:
  Income (loss), net of tax ............               -                -             (859)           1,290            1,807
 Gain (loss) on disposal, net of tax ...               -             (354)           2,726                -                -
                                           -------------    -------------    -------------    -------------    -------------
Net income .............................   $       3,037    $          52    $      13,408    $      11,936    $      12,266
                                           =============    =============    =============    =============    =============

Basic earnings per common share:
    Continuing operations ..............   $         .38    $         .05    $        1.45    $        1.30    $        1.25
    Discontinued operation .............               -                -             (.11)             .16              .22
    Disposal of discontinued operation .               -             (.04)             .34                -                -
                                           -------------    -------------    -------------    -------------    -------------
Net income .............................   $         .38    $         .01    $        1.68    $        1.46    $        1.47
                                           =============    =============    =============    =============    =============

Diluted earnings per common share:
    Continuing operations ..............   $         .38    $         .05    $        1.31    $        1.20    $        1.16
    Discontinued operation .............               -                -             (.09)             .13              .18
    Disposal of discontinued operation .               -             (.04)             .29                -                -
                                           -------------    -------------    -------------    -------------    -------------
Net income .............................   $         .38    $         .01    $        1.51    $        1.33    $        1.34
                                           =============    =============    =============    =============    =============

Dividends declared per share ...........   $         .52    $         .46    $         .44    $         .44    $         .44

Total assets ...........................   $     542,405    $     549,322    $     583,230    $     577,814    $     567,005
Long-term liabilities ..................         245,074          267,981          284,380          276,848          244,590
Total shareholders' equity .............         128,276          127,809          140,797          138,276          132,912

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

At March 27, 2004, Marsh Supermarkets, Inc. (the "Company" or "Marsh") operated through wholly-owned subsidiaries, 114 supermarkets under the Marsh, LoBill Foods, O'Malia Food Markets and Savin*$ banners, and 164 Village Pantry convenience stores in central Indiana and western Ohio. Marsh also owns and operates Crystal Food Services, which provides upscale catering, vending, concession, coffee roasting and distribution, and business cafeteria management services; and McNamara, which operates six upscale retail floral shops under the name McNamara and one business florist under the name Enflora.

BUSINESS OVERVIEW

Revenues from supermarket operations represented 80.1% of total revenues for 2004, while convenience stores and foodservices contributed 15.6% and 3.3% of revenues, respectively. Revenues for 2003 from supermarkets, convenience stores and foodservices were 81.0%, 14.8% and 2.9%, respectively, of total revenues. Data from various non-affiliated sources reported Marsh supermarkets' market share at #1 or #2 in its marketing area as of February 2004.

MARKET TRENDS

The Company's efforts to increase revenues have been affected primarily by competitive store openings and remodels and the challenging local economy. The rate of competitive store openings has slowed during the current year; at March 27, 2004, there were 7 major competitors' stores opened or remodeled within the last 12 months, compared to 17 at March 2003 and 21 at March 2002. The Company believes that the number of competitors' new store openings has peaked. However the Company believes that new competitive stores will continue to be opened in the Company's market. Employment in the Indianapolis metropolitan area increased 1.0% from March 2003 to March 2004.

The Company's ability to increase gross profit rates has been hindered by competitive pricing and promotional activity for the past several quarters. However, the Company's promotional spending, including double coupon value, special offers, trips and prizes, for the year ended March 27, 2004, was significantly lower than the year earlier. Future levels of promotional spending will be dictated primarily by competitive pressures.

MANAGEMENT FOCUS

Given the continued pressures on revenues and gross profit rates, the Company's management has focused on merchandising plans, expense reduction, asset management and cash flow.

The Company believes it is differentiated from its competitors by marketing and merchandising. Two new "lifestyle" supermarkets were opened in the last half of fiscal year 2004, with one store in a new market. Product placement and presentation in the new stores is dramatically different from both the Company's traditional supermarkets and competitor's stores. The new lifestyle stores are designed to complement the Company's emphasis on the fresh departments, which include meat, deli, bakery and produce, and also to better align category placement to customer shopping patterns. While it is too early to predict the success of the new format, customer acceptance, in the short term, has been good. The Company expects to take the new format to other select sites outside its current marketing area.

In January 2003, management identified a number of potential cost improvement initiatives that the Company pursued during its third and fourth quarters of fiscal year 2003 and continuing into fiscal year 2004. Those initiatives included seeking greater efficiencies in store labor scheduling, changes to employee medical benefits plans, lowering interest expense by replacing fixed rate debt with lower variable rate debt, and improvements in warehousing and delivery logistics. The initiatives completed to date have partially offset other increases in selling, general and administrative expenses.

RESULTS OF OPERATIONS

The following table sets forth certain income statement components, expressed as a percentage of sales and other revenues, and the percentage change in such components:

                                                                 Percentage of Revenues
                                                                       Year Ended                  Percentage Change
                                                          -------------------------------------   -------------------
                                                          March 27,     March 29,     March 30,     2004       2003
                                                            2004          2003          2002      vs. 2003   vs. 2002
                                                          ---------     ---------     ---------   --------   --------
Total revenues ........................................       100.0%        100.0%        100.0%      (0.1)%      0.8%
Gross profit ..........................................        30.1          29.7          30.4        1.0       (1.2)
Selling, general and administrative ...................        27.1          26.9          26.5        0.8        2.2
Depreciation ..........................................         1.5           1.5           1.4        2.2        6.9
Operating income ......................................         1.4           1.4           2.4        4.5      (43.6)
Interest ..............................................         1.2           1.4           1.4      (18.1)       3.3
Other non-operating income ............................        (0.1)         (0.1)            -      (55.9)       n/m
Income from continuing operations before income taxes .         0.3           0.1           1.1      259.8      (91.2)
Income taxes ..........................................         0.2           0.1           0.4      121.4      (81.3)
Income from continuing operations .....................         0.2             -           0.7        n/m      (96.5)

n/m = not meaningful

TOTAL REVENUES

Consolidated total revenues were $1,653.9 million in 2004, compared to $1,655.7 million in 2003. Fuel sales were $122.5 million in 2004 compared to $107.8 million in 2003. Consolidated total revenues excluding fuel sales were $1,531.4 million for 2004, compared to $1,547.9 million in 2003. The Company excludes fuel sales from its analysis of revenues and comparable store sales and believes it is useful information for others because fuel prices fluctuate widely and frequently. Sales in comparable supermarkets and convenience stores declined 1.4% in 2004 from 2003. Sales in comparable supermarkets and convenience stores excluding fuel sales declined 2.5% in 2004 from 2003. A store is included in comparable stores beginning in the four-week period after the store has been in operation a full year. Replacement stores and format conversions are included in the comparable store sales calculation. Competitors' new store openings and continued high levels of competitive promotional activity combined with a weak economy continue to affect adversely comparable store sales.

Consolidated total revenues included gains from sales of property of $3.0 million and $8.2 million for 2004 and 2003, respectively. Although results may vary from period to period, future real estate gains are not expected to equal or exceed historical levels due to the limited real estate holdings available for sale in the normal course of business, which could materially adversely affect the Company's results of operations.

Consolidated total revenues were $1,655.7 million in 2003 compared to $1,642.6 million in 2002. Fuel sales were $107.8 million in 2003 compared to $127.7 million in 2002. Consolidated total revenues excluding fuel sales were $1,547.9 million in 2003 compared to $1,514.9 million in 2002. Comparable store sales excluding fuel sales declined 3.1% in 2003. Increased competitive square footage and promotions, a weak economy and food deflation contributed to the decline in same store sales.

A reconciliation of total revenues to total revenues excluding fuel, and to comparable store merchandise sales for supermarkets and convenience stores is shown below:

                                               2004            2003
                                           ------------    ------------
Total revenues .........................   $  1,653,915    $  1,655,735
Less fuel sales ........................        122,518         107,831
                                           ------------    ------------
Total revenue excluding fuel ...........      1,531,397       1,547,904
Less non-comparable sales ..............        124,897         105,405
                                           ------------    ------------
Comparable store merchandise sales .....   $  1,406,500    $  1,442,499
                                           ============    ============

GROSS PROFIT

Gross profit is calculated net of promotional expenses, and warehousing and transportation costs, excluding depreciation. Gross profit as a percentage of revenues may not be comparable to other supermarket retailers as purchasing personnel costs and advertising expenses are not included in the calculation.

In 2003, the Company changed its accounting policy with respect to slotting allowances and similar consideration received from vendors. As more fully discussed in NOTE 2 -RECENT ACCOUNTING PRONOUNCEMENTS, the Company had previously recognized certain vendor allowances when the Company had fulfilled its obligations under the related contract. Effective January 1, 2003, the Company now includes those allowances as a reduction in inventory value. Adoption of this policy resulted in a decrease in gross profit of $5.6 million for fiscal year 2003.

Consolidated gross profit was 30.1% of total revenues in 2004 compared to 29.7% in 2003. Consolidated gross profit excluding fuel was 31.9% in 2004 and 31.2% in 2003. The lower gross profit rate in 2003 was primarily attributable to the change in accounting for vendor consideration.

In 2003, consolidated gross profit was 29.7% of total revenues compared to 30.4% in 2002. Consolidated gross profit excluding fuel was 31.2% in 2003 compared to 31.5% in 2002. The lower gross profit rate in 2003 was primarily attributable to the change in accounting for vendor consideration.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative (SG&A) expenses include store expenses, administrative and corporate expenses, advertising and purchasing personnel costs.

In 2004, consolidated SG&A expenses were 27.1% of consolidated sales and other revenues compared to 26.9% in 2003. The increase, as a percentage of consolidated total revenues, was primarily attributable to higher building and equipment rent and repairs, advertising, store opening costs and credit card fees. Excluding supermarket format conversions, wages in stores open both years decreased 3.8% in 2004 from 2003 due to improved labor scheduling utilizing store specific labor profiles.

In 2003, consolidated SG&A expenses were 26.9% of consolidated sales and other revenues compared to 26.5% in 2002. The increase, as a percentage of consolidated total revenues, was primarily attributable to higher medical benefits costs, building and equipment rent and repairs, workers compensation and credit card fees, partially offset by lower wage costs. Excluding supermarket format conversions, wages in stores open both years decreased 4.3% in 2003 from 2002 due to continued efforts to improve labor efficiency.

During the fourth quarter of 2003, the Company announced a reorganization in headquarters staff, the discontinuance of its home delivery service and the closing of a LoBill supermarket. As a result of the headquarters staff reorganization, the Company recorded a $1.1 million charge against earnings in 2003.

DEPRECIATION

Depreciation expense was $25.0 million, $24.5 million and $22.9 million in 2004, 2003, and 2002, respectively. Expressed as a percentage of revenues, depreciation expense was 1.5% in both 2004 and 2003, and 1.4% in 2002.

INTEREST

Interest expense was $19.1 million in 2004, $23.3 million in 2003, and $22.5 million in 2002. As a percentage of revenues, interest expense was 1.2% in 2004 and 1.4% in both 2003 and 2002. The decline in expense for 2004 resulted from repurchases of some of the Company's 8 7/8% senior subordinated notes in 2004 and 2003 and retirement of the Company's 7% convertible debentures in 2003.

OTHER NON-OPERATING INCOME

In 2004, the Company purchased $16.8 million of its outstanding 8 7/8% senior subordinated notes on the open market at discounts to face value resulting in gains of $1.0 million, net of pro-rata debt issuance costs. In 2003, the Company repurchased $30.5 million of its 8 7/8% senior subordinated notes resulting in gains of $2.2 million, net of pro-rata debt issuance costs.

INCOME TAXES

The effective income tax rate was 45.3% for 2004, 73.7% for 2003, and 34.5% for 2002. The increase in the effective rate for 2004 and 2003 over 2002 was due primarily to the decline in pretax income.

CAPITAL EXPENDITURES

Capital expenditures and major capital projects completed during the last three years consisted of:

                                        2004         2003     2002
                                      --------    --------    --------
Capital expenditures (millions) ...   $   26.5    $   48.7    $   66.0
                                      ========    ========    ========
Supermarkets
       New/acquired stores ........          4           3          13
       Closed stores ..............          1           1           2
       Major remodels/expansions ..          1           3           2
       Format conversions .........          1           1           6
Convenience stores
       New/acquired stores ........          -           -           7
       Closed stores ..............          3          22          10

In 2004, the Company constructed two new supermarkets, acquired two supermarkets, remodeled one supermarket, began the remodel of one supermarket, and converted one Marsh store to the LoBill format.

In 2005, the Company plans to open two new Marsh supermarkets and one new LoBill Foods, convert two supermarkets to the LoBill format, remodel two supermarkets and construct two new smaller format supermarkets. The cost of these projects and other capital commitments is estimated to be $60 million. Of this amount, the Company plans to fund approximately $27 million through sale/leasebacks or build to suit arrangements, $13 million through equipment leasing and believes it can finance the balance with internally generated funds.

The Company's plans with respect to store construction, expansion, conversion and remodeling are subject to known and unknown risks and uncertainties and may be revised in light of changing conditions, such as competitive influences, its ability to negotiate successfully site acquisitions or leases, zoning limitations and other governmental regulations. The timing of projects is subject to normal construction and other delays. It is possible that projects described above may not commence, others may be added, a portion of planned expenditures with respect to projects commenced during the current fiscal year may carry over to the subsequent fiscal year, and that the Company may use other financing arrangements.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities during 2004 was $43.7 million, compared to $38.4 million in 2003. During 2004, working capital decreased $6.9 million. In 2004, inventories decreased $3.5 million and accounts payable increased $8.7 million, both due to greater management focus. Recoverable income taxes increased $5.4 million.

For 2004, investing activities consisted primarily of $26.5 million in expenditures for acquisition of property, equipment and land for expansion. The Company's capital requirements are traditionally financed through long-term borrowings and lease financings, including capital and operating leases, and internally generated funds. The Company anticipates continued access to such financing sources.

The Company's long-term debt and capital lease obligations, net of current maturities, were $202.3 million at March 27, 2004, compared to $227.2 million at March 29, 2003. During 2004, the Company repurchased $16.8 million of its 8 7/8% senior subordinated notes, and during 2003, the Company retired $19.9 million of its 7% convertible debentures and repurchased $30.5 million of its 8 7/8% senior subordinated notes. At March 27, 2004, 83% of the long-term debt and capital lease obligations were at fixed rates of interest with a 9.4% weighted-average rate, and 17% were at variable rates of interest with a 4.0% weighted average rate.

In October 2003, the Company's revolving credit facility was amended with the effect of a) decreasing permitted borrowings to $82.5 million from $95.0 million, b) increasing the carrying cost of land and buildings securing the facility to $70.1 million from $49.6 million, and c) modifying the measures of certain financial covenants.

In August 2003, the Company elected not to renew a bank commitment for short-term borrowings of up to $3.0 million.

Long-term contractual obligations (in millions) as of March 27, 2004:

                                                            Payments due by period
                                      ------------------------------------------------------------------
                                                    Less than        1-3            4-5        After 5
                                        Total         1 year        years          years        years
                                      ----------    ----------    ----------    ----------    ----------
Long-term debt,
  including current maturities ....   $    176.8    $      2.4    $     43.1    $    109.4    $     21.9
Capital leases ....................         60.5           4.4           8.9           8.7          38.5
Operating leases ..................        275.4          34.5          58.1          41.6         141.2
Purchase obligations ..............         34.2          12.0          22.2             -             -
                                      ----------    ----------    ----------    ----------    ----------
Total .............................   $    546.9    $     53.3    $    132.3    $    159.7    $    201.6
                                      ==========    ==========    ==========    ==========    ==========

Assuming no change in the amount or interest rates of the Company's long-term debt, the approximate payments for interest on long-term debt will be $14.5 million in 2005 declining each year to $13.0 million in 2009.

REPURCHASE OF COMMON SHARES

In July 1994, the Board of Directors announced a plan for the repurchase of its Class A Common Stock and/or Class B Common Stock. The amount originally authorized has been subsequently amended, most recently to $18.0 million.

Repurchases during 2004 were as follows:

                                     Class A shares              Class B shares
                                  -------------------         --------------------
                                              Average                      Average
 Begin             End            Number       price          Number        price
--------         --------         ------      -------         ------       -------
09/01/03         09/30/03              -          -              100         11.15
10/01/03         10/31/03         11,400        11.14            500         11.09
11/01/03         11/30/03          3,749        10.65            100         11.11
12/01/03         12/31/03            200        10.93            100         10.86
01/01/04         01/31/04          4,600        12.46              -           -
02/01/04         02/29/04            200        13.70              -           -
03/01/04         03/31/04            100        13.24            600         12.54
                                  ------                      ------
  Total                           20,249        11.38          1,400         11.70
                                  ======      =======         ======       =======

All of the share purchases in 2004 were made under the plan. At March 27, 2004, the maximum amount that may yet be purchased under the plan was $1.8 million. The plan does not have a specified termination date.

MARKET RISK - INTEREST

The Company, as a policy, does not engage in speculative or leveraged transactions, nor does it hold or issue financial instruments for trading purposes. The Company is exposed to changes in interest rates primarily as a result of its borrowing activities. Based on interest rates at March 27, 2004, a 1% change in interest rates would not have had a material impact on the Company.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements requires management to make assumptions and estimates that can have a material impact on the reported results of operations. Although management applies its judgment based on assumptions believed to be reasonable under the circumstances, actual results could vary from those assumptions and it is possible that materially different amounts would be reported using different assumptions.

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

The Company receives allowances and credits from many of the vendors whose products the Company purchases for resale. Allowances that are related to a specific purchase quantity are recorded as a component of the item cost of inventory and recognized in merchandise costs when the item is sold. Other allowances include consideration received for new item introduction, item shelf placement and temporary retail price reduction. Due to system constraints and the nature of certain of these allowances, it is sometimes not practicable to apply allowances to the item cost of inventory. In those instances, the allowances are applied as a reduction of merchandise costs using a systematic and rational methodology, which results in the recognition of these incentives when the related merchandise is sold.

Notes and accounts receivable are reviewed for collectibility on a regular and periodic basis. Valuation allowances are adjusted for small recurring type transactions based on past experience, while large notes and amounts receivable are reviewed and allowances adjusted on a specific transaction basis.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes certain forward-looking statements (statements other than those made solely with respect to historical fact). Actual results could differ materially and adversely from those contemplated by the forward-looking statements due to known and unknown risks and uncertainties, many of which are beyond the Company's control. The forward-looking statements and the Company's future results, liquidity and capital resources are subject to risks and uncertainties including, but not limited to, the following: the entry of new competitive stores and their impact on the Company; the Company's ability to improve comparable store sales; the level of discounting and promotional spending by competitors; the stability and timing of distribution incentives from suppliers; the level of margins achievable in the Company's operating divisions; softness in the local and national economies and the general retail food industry; the success of the Company's new and remodeled stores, including image and rebranding programs; potential interest rate increases on variable rate debt, as well as terms, costs and the availability of capital; the Company's ability to control employee medical costs; uncertainties regarding future real estate gains due to limited real estate holdings available for sale; the ability of the Company to predict and respond to changes in customer preferences and lifestyles; the ability of the Company to respond to commodity price fluctuations; uncertainties regarding gasoline prices and margins; the Company's ability to control costs including labor, rent, credit card, and workers compensation and general liability expense; the Company's ability to implement cost improvement initiatives; uncertainties related to state and federal taxation and tobacco and environmental legislation; the Company's ability to collect outstanding notes and accounts receivable; uncertainties associated with pension and other retirement obligations; the successful economic implementation of new technology; the impact of any acquisitions and dispositions; the timely and on budget completion of store construction, expansion, conversion and remodeling; and other known and unknown risks and uncertainties. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

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

Independent auditors, Ernst & Young LLP, have audited the accompanying financial statements. Their report is included herein. Their audits, conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), included the review and evaluation of selected internal accounting controls for purposes of designing their audit tests.

The Audit Committee of the Board of Directors meets periodically with the independent auditors to discuss the scope and results of their audit work, their assessment of internal controls, and the quality of the Company's financial reporting. The independent auditors are engaged by the Board of Directors, upon recommendation of the Audit Committee.

Don E. Marsh                 Douglas Dougherty             Mark Varner
Chairman of the Board and    Senior Vice President,        Vice President -
Chief Executive Officer      Chief Financial Officer and   Corporate Controller
                             Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Marsh Supermarkets, Inc.

We have audited the accompanying consolidated balance sheets of Marsh Supermarkets, Inc. as of March 27, 2004 and March 29, 2003, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended March 27, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marsh Supermarkets, Inc. at March 27, 2004 and March 29, 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 27, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in NOTE 2, the Company adopted Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration from a Vendor," on January 1, 2003.

                                                     [E&Ysignature]

Indianapolis, Indiana
May 14, 2004

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

YEAR ENDED                                                               March 27, 2004    March 29, 2003    March 30, 2002
                                                                         --------------    --------------    --------------
Sales and other revenues .............................................   $    1,650,868    $    1,647,534    $    1,636,702
Gains from sales of property .........................................            3,047             8,201             5,897
                                                                         --------------    --------------    --------------
Total revenues .......................................................        1,653,915         1,655,735         1,642,599
Cost of merchandise sold, including warehousing and transportation,
  excluding depreciation .............................................        1,156,255         1,163,157         1,143,883
                                                                         --------------    --------------    --------------
Gross profit .........................................................          497,660           492,578           498,716
Selling, general and administrative ..................................          449,002           445,480           435,697
Depreciation .........................................................           25,013            24,464            22,883
                                                                         --------------    --------------    --------------
Operating income .....................................................           23,645            22,634            40,136
Interest .............................................................           19,050            23,270            22,523
Other non-operating income ...........................................             (961)           (2,180)                -
                                                                         --------------    --------------    --------------
Income from continuing operations before income taxes ................            5,556             1,544            17,613
Income taxes .........................................................            2,519             1,138             6,072
                                                                         --------------    --------------    --------------
Income from continuing operations ....................................            3,037               406            11,541
Discontinued operation:
  Income (loss) from operations, net of tax ..........................                -                 -              (859)
  Gain (loss) on disposal, net of tax ................................                -              (354)            2,726
                                                                         --------------    --------------    --------------
     Net income ......................................................   $        3,037    $           52    $       13,408
                                                                         ==============    ==============    ==============
Basic earnings (loss) per common share:
  Continuing operations ..............................................   $          .38    $          .05    $         1.45
  Discontinued operation .............................................                -                 -              (.11)
  Disposal of discontinued operation .................................                -              (.04)              .34
                                                                         --------------    --------------    --------------
  Net income .........................................................   $          .38    $          .01    $         1.68
                                                                         ==============    ==============    --------------
Diluted earnings (loss) per common share:
  Continuing operations ..............................................   $          .38    $          .05    $         1.31
  Discontinued operation .............................................                -                 -              (.09)
  Disposal of discontinued operation .................................                -              (.04)              .29
                                                                         --------------    --------------    --------------
  Net income .........................................................   $          .38    $          .01    $         1.51
                                                                         ==============    ==============    ==============
Dividends declared per share .........................................   $          .52    $          .46    $          .44

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
(in thousands, except number of shares)

ASSETS                                                    March 27, 2004    March 29, 2003
                                                          --------------    --------------
Current Assets
  Cash and equivalents ................................   $       27,584    $       28,313
  Accounts and notes receivable, less allowances
   of $1,141 in 2004 and $2,955 in 2003 ...............           23,864            27,203
  Inventories .........................................          126,840           130,297
  Prepaid expenses ....................................            6,495             5,731
  Recoverable income taxes ............................            5,400                 -
                                                          --------------    --------------
       TOTAL CURRENT ASSETS ...........................          190,183           191,544
Property and Equipment
  Land ................................................           45,268            46,856
  Buildings and land improvements .....................          186,737           187,942
  Fixtures and equipment ..............................          151,343           148,342
  Leasehold improvements ..............................           83,119            78,212
  Construction in progress ............................            5,670             7,385
  Property under capital leases .......................           32,133            31,923
                                                          --------------    --------------
                                                                 504,270           500,660
  Accumulated depreciation ............................         (207,242)         (189,191)
                                                          --------------    --------------
       TOTAL PROPERTY AND EQUIPMENT ...................          297,028           311,469
Other Assets ..........................................           55,194            46,309
                                                          --------------    --------------
                                                          $      542,405    $      549,322
                                                          ==============    ==============

See Notes to Consolidated Financial Statements.

LIABILITIES AND SHAREHOLDERS' EQUITY                                 March 27, 2004    March 29, 2003
                                                                     --------------    --------------
Current Liabilities
   Notes payable to bank ........................................    $            -    $        1,700
   Accounts payable .............................................            80,614            71,883
   Employee compensation and other liabilities ..................            15,929            17,215
   State and local taxes ........................................            16,306            16,351
   Other accounts payable and accrued expenses ..................             8,573             9,686
   Dividends payable ............................................             1,032             1,035
   Deferred income taxes ........................................             6,330             5,378
   Current maturities of long-term liabilities ..................             3,427             3,452
                                                                     --------------    --------------
         TOTAL CURRENT LIABILITIES ..............................           132,211           126,700
Long-term Liabilities
   Long-term debt ...............................................           174,161           198,148
   Capital lease obligations ....................................            28,188            29,009
   Pension and post-retirement benefits .........................            42,725            40,824
                                                                     --------------    --------------
         TOTAL LONG-TERM LIABILITIES ............................           245,074           267,981
Deferred Items
   Income taxes .................................................            18,309             9,606
   Gains from sale/leasebacks ...................................            15,238            15,595
   Other ........................................................             3,297             1,631
                                                                     --------------    --------------
         TOTAL DEFERRED ITEMS ...................................            36,844            26,832
Shareholders' Equity
   Series A Junior Participating Cumulative Preferred Stock:
      Authorized: 5,000,000 shares; Issued:  None                                 -                 -
   Class A Common Stock, no par value:
      Authorized: 15,000,000 shares; Issued: 4,695,253 ..........             9,682             9,573
   Class B Common Stock, no par value:
      Authorized: 15,000,000 shares; Issued: 5,265,158 ..........            16,888            16,866
   Retained  earnings ...........................................           130,813           131,911
   Cost of Common Stock in treasury
      Class A: 2004 - 882,364; 2003 - 877,715 shares ............            (5,752)           (5,626)
      Class B: 2004 - 1,129,597; 2003 - 1,135,479 shares ........            (9,259)           (9,302)
   Deferred cost - restricted stock .............................              (211)              (54)
   Notes receivable - stock purchases ...........................               (11)             (175)
   Accumulated other comprehensive loss .........................           (13,874)          (15,384)
                                                                     --------------    --------------
SHAREHOLDERS' EQUITY ............................................           128,276           127,809
                                                                     --------------    --------------
                                                                     $      542,405    $      549,322
                                                                     ==============    ==============

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands)

                                                     Common Stock                                         Other
                                                   ----------------   Retained   Treasury           Comprehensive
                                                   Class A  Class B   Earnings    Stock     Other       Loss           Total
                                                   -------  -------   --------   --------  ------   -------------    --------
Balance at March 31, 2001........................    9,468   16,598    125,645    (11,656) (1,779)              -     138,276
  Comprehensive income:
    Net income...................................                       13,408                                         13,408
    Minimum pension liability adjustment,
      less tax benefit of $2,867.................                                                          (5,324)     (5,324)
                                                                                                                     --------
  Total comprehensive income.....................                                                                       8,084
                                                                                                                     --------
  Cash dividends declared........................                       (3,519)                                        (3,519)
  Amortization of restricted stock grants........                                             590                         590
  Restricted stock grant.........................       78                             53    (131)                          -
  Repurchase shares..............................                                  (3,368)                             (3,368)
  Exercise of stock options......................       27      214                   436                                 677
  Other..........................................                18                    26      13                          57
                                                   -------  -------   --------   --------  ------   -------------    --------
Balance at March 30, 2002........................    9,573   16,830    135,534    (14,509) (1,307)         (5,324)    140,797
Comprehensive income:
    Net income...................................                           52                                             52
    Minimum pension liability adjustment,
      less tax benefit of $5,259.................                                                         (10,060)    (10,060)
                                                                                                                     --------
  Total comprehensive income (loss)..............                                                                     (10,008)
                                                                                                                     --------
  Cash dividends declared........................                       (3,662)                                        (3,662)
  Amortization of restricted stock grants........                                             308                         308
  Restricted stock grant.........................                                      92     (92)                          -
  Repurchase shares..............................                                    (643)                               (643)
  Exercise of stock options......................                16                    97                                 113
  Reduction in notes receivable - stock..........                                             899                         899
  Other..........................................                20        (13)        35     (37)                          5
                                                   -------  -------   --------   --------  ------   -------------    --------
Balance at March 29, 2003........................    9,573   16,866    131,911    (14,928)   (229)        (15,384)    127,809
Comprehensive income:
    Net income...................................                        3,037                                          3,037
    Minimum pension liability adjustment,
      less tax of $789...........................                                                           1,510       1,510
                                                                                                                     --------
  Total comprehensive income.....................                                                                       4,547
                                                                                                                     --------
  Cash dividends declared........................                       (4,127)                                        (4,127)
  Amortization of restricted stock grants........                                              56                          56
  Restricted stock grant.........................      109                            104    (213)                          -
  Repurchase shares..............................                                    (248)                               (248)
  Reduction in notes receivable - stock..........                                             164                         164
  Other..........................................                22         (8)        61                                  75
                                                   -------  -------   --------   --------  ------   -------------    --------
Balance at March 27, 2004........................  $ 9,682  $16,888   $130,813   $(15,011) $ (222)  $     (13,874)   $128,276
                                                   =======  =======   ========   ========  ======   =============    ========

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

YEAR ENDED                                                                    March 27, 2004    March 29, 2003    March 30, 2002
                                                                              --------------    --------------    --------------
OPERATING ACTIVITIES
   Net income .............................................................   $        3,037    $           52    $       13,408
   Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation .......................................................           25,013            24,464            23,034
       Amortization of other assets .......................................            1,362             1,435             2,462
       Disposal of discontinued operation .................................                -               354            (2,726)
       Increase (decrease) in deferred income taxes .......................           10,263            (2,084)            2,785
       Changes in operating assets and liabilities:
         Accounts receivable ..............................................             (653)           10,996            17,775
         Inventories ......................................................            3,457             2,643           (10,865)
         Prepaid expenses and recoverable income taxes ....................           (6,952)            2,929            (1,293)
         Accounts payable and accrued expenses ............................            5,679            (2,592)           (5,875)
       Other operating activities .........................................            2,510               155            (1,040)
                                                                              --------------    --------------    --------------
       NET CASH PROVIDED BY OPERATING ACTIVITIES ..........................           43,716            38,352            37,665
INVESTING ACTIVITIES
   Acquisition of property, equipment and land held for expansion .........          (26,457)          (48,673)          (66,049)
   Disposition of property, equipment and land held for expansion .........            2,700            11,387             4,587
   Proceeds from sale of discontinued operation ...........................                -                 -            14,292
   Other investing activities .............................................           (2,190)             (813)           (2,591)
                                                                              --------------    --------------    --------------
NET CASH USED FOR INVESTING ACTIVITIES ....................................          (25,947)          (38,099)          (49,761)

FINANCING ACTIVITIES
   Proceeds (repayments) of short-term borrowings .........................           (1,700)              400             1,300
   Proceeds of long-term borrowings .......................................           50,000            76,000            28,000
   Proceeds of sales/leasebacks ...........................................           12,338            34,537            33,594
   Payments of long-term debt and capital lease obligations ...............          (74,833)         (116,043)          (38,486)
   Purchases of Class A and Class B Common Stock for treasury .............             (248)             (643)           (3,368)
   Cash dividends paid ....................................................           (4,130)           (3,506)           (3,537)
   Stock options exercised ................................................                -               113               677
   Other financing activities .............................................               75              (314)              175
                                                                              --------------    --------------    --------------
       NET CASH PROVIDED BY (USED FOR) FINANCING
              ACTIVITIES ..................................................          (18,498)           (9,456)           18,355
INCREASE (DECREASE) IN CASH AND EQUIVALENTS ...............................             (729)           (9,203)            6,259
   Cash and equivalents at beginning of year ..............................           28,313            37,516            31,257
                                                                              --------------    --------------    --------------
          CASH AND EQUIVALENTS AT END OF YEAR .............................   $       27,584    $       28,313    $       37,516
                                                                              ==============    ==============    ==============

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except per share amounts or as otherwise noted)

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in preparation of the consolidated financial statements are:

DESCRIPTION OF BUSINESS

Marsh Supermarkets, Inc. (the "Company") operates supermarkets, convenience stores, and florist shops, and provides vending, catering and food management services, all primarily in central Indiana and western Ohio.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Marsh Supermarkets, Inc. and all majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated.

BUSINESS SEGMENTS

The Company operates one business segment: the retail sale of food and related products through supermarkets, convenience stores and food services.

FISCAL YEAR

The Company's fiscal year ends on Saturday of the thirteenth week of each calendar year. All references to "2004", "2003" and "2002" relate to the fiscal years ended March 27, 2004, March 29, 2003, and March 30, 2002, respectively.

REVENUE RECOGNITION

Revenue from retail sales is recognized at the time of sale.

EXCISE TAXES

Sales and cost of merchandise sold include state and federal excise taxes on tobacco, gasoline and alcohol products of approximately $58 million in 2004, $56 million in 2003, and $41 million in 2002.

COST OF MERCHANDISE SOLD

Cost of merchandise sold includes the cost of merchandise, net of vendor allowances, and warehousing and transportation costs, excluding depreciation, and excludes the cost of purchasing personnel.

VENDOR ALLOWANCES

Vendor allowances are applied as a reduction of merchandise costs using a systematic and rational methodology, which results in the recognition of those allowances when the related merchandise is sold.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative costs include store expenses, administrative support departments, advertising, purchasing personnel costs and other corporate expenses, all excluding depreciation. Included in those costs are purchasing personnel costs of approximately $1.3 million in 2004, 2003 and 2002.

ADVERTISING COSTS

Advertising costs are expensed in the period incurred, except production costs which are expensed the first time the respective advertising is displayed. Advertising costs in the amounts of $23.3 million, $22.3 million, and $23.2 million were included in selling, general and administrative expenses for 2004, 2003, and 2002, respectively.

COST OF OPENING STORES

Non-capital expenditures associated with opening new stores are expensed as incurred.

CASH AND EQUIVALENTS

Cash and equivalents consist of highly liquid investments with a maturity of three months or less when purchased. The carrying amount approximates the fair value of those assets.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out method for the principal components of inventories, and by the first-in, first-out method for the remainder.

NOTES RECEIVABLE

Notes and accounts receivable are reviewed for collectibility on a regular and periodic basis. Valuation allowances are adjusted for small recurring type transactions based on past experience, while large notes and amounts receivable are reviewed and allowances adjusted on a specific transaction basis.

Notes receivable, including interest, related to the sales of real estate were $13.0 million and $12.7 million at March 27, 2004 and March 29, 2003, respectively. Past due notes receivable, included in Other Assets, were approximately $8.7 million at March 27, 2004.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, including amounts capitalized for interest. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives of the assets, generally 33 years for buildings and 20 years for land improvements, five to 12 years for fixtures and equipment, and 20 years for leasehold improvements. For income tax purposes, accelerated methods and statutory lives are used to compute depreciation.

IMPAIRMENT OF LONG-LIVED ASSETS AND GOODWILL

Long-lived assets are tested for impairment whenever an event occurs that indicates an impairment may exist. The Company tests operating units for impairment using the non-discounted cash flows, including the cash flow from disposal of the underlying unit's assets. Goodwill is tested annually for impairment using a discounted net cash flow method. The amount of goodwill included in Other Assets was $22.8 million at March 27, 2004, and $20.4 million at March 29, 2003.

CAPITALIZED LEASE PROPERTY

Capitalized lease assets are amortized using the straight-line method over the term of the lease, or in accordance with practices established for similar owned assets if ownership transfers to the Company at the end of the lease term. Amortization is included with depreciation expense.

INCOME TAXES

Deferred tax assets and liabilities result from differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws expected to be in effect when the differences reverse.

ENVIRONMENTAL LIABILITIES

Environmental liabilities are recorded when environmental assessments indicate remedial efforts are required and the costs can be reasonably estimated. Current estimates of the total compliance costs to be incurred, net of estimated recoveries from an Indiana excess liability fund, are not material.

STOCK OPTIONS

The Company has employee stock benefit plans, which are described more fully in
NOTE 12 - SHAREHOLDERS' EQUITY AND EMPLOYEE STOCK PLANS. The Company's stock option plans are accounted for under the intrinsic value method of APB Opinion 25 and related interpretations. Since the exercise price of options granted under the plans is equal to the market price of the underlying common stock on the grant date, no stock-based compensation cost is recognized in net income.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123:

                                              2004          2003          2002
                                           ----------    ----------    ----------
Net income, as reported ................   $    3,037    $       52    $   13,408
Compensation expense recorded ..........           56           308           590
Compensation expense using
  the fair value method, net of tax ....         (834)       (1,278)       (1,124)
                                           ----------    ----------    ----------
Pro-forma net income (loss) ............   $    2,279    $     (918)   $   12,874
                                           ==========    ==========    ==========
Earnings per share, as reported:
  Basic ................................   $      .38    $      .01    $     1.68
  Diluted ..............................          .38           .01          1.51
Pro-forma earnings (loss) per share:
  Basic ................................          .28          (.12)         1.62
  Diluted ..............................          .28          (.12)         1.46

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

NOTE 2 - RECENT ACCOUNTING PRONOUNCEMENTS

In 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." FIN 46 became effective for the Company in the current year. The adoption of FIN 46 did not have a material impact on the Company's financial position or results of operations.

In April 2003, the FASB issued Statement No. 149 (FAS 149), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The adoption of FAS 149 in the current year did not have a material impact on the financial position or results of operations of the Company.

In May 2003, the FASB issued Statement No. 150 (FAS 150), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". FAS 150 was effective for the Company in the current year and the adoption did not have a material impact on the Company's financial position or results of operations.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed. The Act allows a possible subsidy to retirement health plan sponsors to help offset the costs of participant prescription drug benefits. In January 2004, the FASB issued Staff Position No. 106-1 (FSP No. FAS 106-1), "Accounting and Disclosure Requirements Related to the Act", which was effective for interim or annual periods ending after December 7, 2003. Under the provisions of FSP No. FAS 106-1, the Company elected to defer recognizing the effects of the Act in its financial statements, therefore the Company's accumulated post-retirement benefit obligation does not reflect the effects of this Act. The Company has estimated any future effect on its consolidated financial statements will not be material.

EITF (Emerging Issues Task Force) Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, became effective as to the Company on January 1, 2003. The issue addresses the appropriate accounting for consideration received from a vendor. As a result of this guidance, the Company adopted a new policy for recognizing slotting allowances and similar consideration received from vendors. Allowances that are related to a specific purchase quantity will continue to be recorded as a component of the item cost of inventory and recognized in merchandise costs when the item is sold. Due to system constraints and the nature of certain allowances, it is sometimes not practicable to apply allowances to the item cost of inventory. In those instances, the allowances are applied as a reduction of merchandise costs using a systematic and rational methodology, which results in the recognition of these incentives when the related merchandise is sold. Under the Company's previous accounting policy for vendor allowances, those credits were recognized as a reduction to cost of goods sold when the Company had fulfilled its obligations under the related contract. In connection with the implementation of the new accounting policy, the Company applied the provisions of EITF No. 02-16 prospectively, which resulted in deferring recognition of $5.6 million of allowances at March 29, 2003, and $4.3 million at March 27, 2004. This deferral reflects an adjustment of the Company's inventory balance.

NOTE 3 - EARNINGS PER SHARE

The following table sets forth the computation of the numerators and denominators used in the computation of basic and diluted earnings per share
(EPS). Convertible debentures have been excluded from the 2003 computation because the effect would have been anti-dilutive.

                                              2004          2003          2002
                                           ----------    ----------    ----------
Income from continuing operations ......   $    3,037    $      406    $   11,541
Discontinued operation .................            -          (354)        1,867
                                           ----------    ----------    ----------
Net income - basic EPS numerator .......   $    3,037    $       52    $   13,408
Effect of convertible debentures .......            -             -           911
                                           ----------    ----------    ----------
Income after assumed conversions
  - diluted EPS numerator ..............   $    3,037    $       52    $   14,319
                                           ==========    ==========    ==========

Weighted average shares outstanding ....        7,945         7,965         8,021
  Non-vested restricted shares .........           (5)          (22)          (54)
                                           ----------    ----------    ----------
Basic EPS denominator ..................        7,940         7,943         7,967
Effect of dilutive securities:
  Non-vested restricted shares .........            5            22            54
  Employee stock options ...............           61           136           160
  Convertible debentures ...............            -             -         1,284
                                           ----------    ----------    ----------
Adjusted weighted average shares -
   diluted EPS denominator .............        8,006         8,101         9,465
                                           ==========    ==========    ==========

NOTE 4 - HEADQUARTERS RESTRUCTURING

During 2003, the Company reduced staffing at its corporate headquarters resulting in the incurrence of $1.1 million in termination costs which is included in reported selling, general and administrative expense on the consolidated income statement. The remaining liability related to the restructuring was $0.1 million and $0.7 million at March 27, 2004, and March 29, 2003, respectively.

NOTE 5 - DISCONTINUED OPERATION

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

Operating results of the discontinued operation were as follows:

                                    2002
                                 ---------
Sales and other revenues.....    $ 140,869
                                 =========
Income (loss) before tax.....    $  (1,322)
Income tax...................         (463)
                                 ---------
Net income (loss)............    $    (859)
                                 =========

NOTE 6 - INVENTORIES

Inventories are comprised of finished goods and goods held for resale. Inventories valued by the LIFO method represented approximately 65% of consolidated inventories at both March 27, 2004, and March 29, 2003. Current inventory cost exceeded the carrying amount of LIFO inventories by $1.2 million at March 27, 2004, and $1.5 million at March 29, 2003. Valuation allowances related to inventories were $1.2 million at March 27, 2004, and $1.3 million at March 29, 2003.

NOTE 7 - EMPLOYEE BENEFIT PLANS

The Company has a `frozen' qualified defined benefit pension plan covering grandfathered employees and unfunded supplemental retirement plans for officers designated by the Board of Directors. Both plans provide for payment of retirement benefits on the basis of an employee's length of service and earnings history. Pension plan assets consist principally of listed stocks, corporate and government notes and bonds.

A defined contribution savings plan allows 401(k) contributions by employees who elect to participate and can satisfy age and service requirements. The Company matches a portion of employees' contributions and may make discretionary contributions depending upon the Company's profitability. Expense for the plan was $2.5 million in 2004, $2.4 million in 2003 and $3.8 million in 2002.

The Company provides certain post-retirement healthcare benefits for non-union retirees and their eligible spouses. The plans are contributory with retiree contributions adjusted annually and certain other cost sharing features, such as deductibles and co-insurance.

The Company also participates in two multi-employer plans that provide defined benefits to union employees. Expense for the plans amounted to $1.9 million in 2004, $1.3 million in 2003 and $0.9 million in 2002. The increase in plan expenses in 2003 and 2004 is attributable to the addition of drivers in October 2002. Prior to October 2002, the Company contracted for delivery service from a third party.

Benefit plans amounts recognized in the consolidated balance sheets were as follows:

                                                              Pension                Post-retirement
                                                     ------------------------    ------------------------
                                                        2004          2003          2004          2003
                                                     ----------    ----------    ----------    ----------
Change in benefit obligation:
Benefit obligation at beginning of year ..........   $   69,320    $   58,894    $    5,131    $    4,403
Service cost .....................................          866           687           558           434
Interest cost ....................................        4,407         4,320           310           306
Plan amendments ..................................            -             -          (350)            -
Actuarial (gain)loss .............................        4,380         7,915          (387)          371
Benefits paid ....................................       (2,849)       (2,496)         (361)         (383)
                                                     ----------    ----------    ----------    ----------
Benefit obligation at
  end of year ....................................   $   76,124    $   69,320    $    4,901    $    5,131
                                                     ==========    ==========    ==========    ==========
Change in plan assets:
Fair value of plan assets at beginning of year ...   $   34,384    $   42,144    $        -    $        -
Return on plan assets ............................        8,592        (5,443)            -             -
Company contribution .............................          252           179           361           383
Benefits paid ....................................       (2,849)       (2,496)         (361)         (383)
                                                     ----------    ----------    ----------    ----------
Fair value of plan assets at end of year .........   $   40,379    $   34,384    $        -    $        -
                                                     ==========    ==========    ==========    ==========

The accumulated benefit obligation, funded status and accrued benefit costs of the plans were as follows:

                                                              Pension                Post-retirement
                                                     ------------------------    ------------------------
                                                        2004          2003          2004          2003
                                                     ----------    ----------    ----------    ----------
Accumulated benefit obligation ...................   $  (72,883)   $  (65,278)   $   (4,901)   $   (5,131)
Projected benefit obligation .....................      (76,124)      (69,320)       (4,901)       (5,131)
Plan assets at fair value ........................       40,378        34,384             -             -
                                                     ----------    ----------    ----------    ----------
Funded status of the plan (underfunded) ..........      (35,746)      (34,936)       (4,901)       (5,131)
Unrecognized net actuarial loss ..................       24,522        27,622           851           901
Unrecognized prior service costs .................        1,136         1,505          (184)          174
                                                     ----------    ----------    ----------    ----------
Net amount recognized ............................   $  (10,088)   $   (5,809)   $   (4,234)   $   (4,056)
                                                     ==========    ==========    ==========    ==========
Accrued benefit liability ........................   $  (32,505)   $  (30,824)   $   (4,234)   $   (4,056)
Intangible asset .................................        1,136         1,505             -             -
Accumulated other comprehensive loss .............       21,281        23,510             -             -
                                                     ----------    ----------    ----------    ----------
Net amount recognized ............................   $  (10,088)   $   (5,809)   $   (4,234)   $   (4,056)
                                                     ==========    ==========    ==========    ==========

Increase (decrease) in minimum liability
 included in other comprehensive income ..........   $   (2,299)   $   15,429             -             -
                                                     ==========    ==========    ==========    ==========

The components of net pension benefit expense were as follows:

                                          2004           2003           2002
                                         -------        -------        -------
Service cost......................       $   866        $   687        $   579
Interest cost.....................         4,407          4,320          4,235
Expected return on plan assets....        (2,826)        (3,498)        (3,850)
Recognized actuarial (gain)/loss..         1,714            403            259
Amortization of prior service cost           370            370            370
                                         -------        -------        -------
Benefit cost......................       $ 4,531        $ 2,282        $ 1,593
                                         =======        =======        =======

The weighted-average assumptions used to determine benefit obligations at March 31 were:

                                                Pension         Post-retirement
                                            2004        2003     2004     2003
                                            ----        ----     ----     ----
Discount rate..................             6.00%       6.50%    6.00%    6.50%
Rate of compensation
  increase.....................             4.00%       5.00%     n/a      n/a

The weighted-average assumptions used to determine net periodic benefit cost were:

                                                Pension         Post-retirement
                                            2004        2003     2004     2003
                                            ----        ----     ----     ----
Discount rate.................              6.50%       7.60%    6.50%    7.60%
Expected long-term return
  on plan assets..............              8.50%       8.50%     n/a      n/a
Rate of compensation
  increase....................              4.00%       5.00%     n/a      n/a

The expected long-term rate of return assumptions are developed based on historical experience, the evaluation of input from several consultants and economists, a review of asset class return expectations and long-term inflation assumptions. The expected long-term rate of return is based on a target allocation of assets, which is based on earning the highest rate of return while maintaining a reasonable risk level. The plan administrator strives to have assets sufficiently diversified such that adverse or unexpected results from one security class, or investments within a class, will not have an unduly detrimental effect on the entire portfolio.

The components of net post-retirement benefits costs were as follows:

                                             2004     2003     2002
                                             ----     ----     ----
Service cost.............................    $558     $434     $337
Interest cost............................     310      306      233
Other....................................      47        8        -
                                             ----    -----   ------
Benefit cost.............................    $915     $748     $570
                                             ====     ====     ====

The Company's assumed healthcare cost trend rate is 10.00% for 2004, decreasing gradually to 6.00% by 2014, and thereafter. The assumed healthcare cost trend rate for 2003 was 10.00%, decreasing to 6.00% by 2014, and thereafter. A one percentage point change in the assumed rate would not have had a material effect on the benefit obligation or expense.

Pension plan weighted-average asset allocations at March 27, 2004, and March 29, 2003 were as follows:

                                      2004       2003
                                     -----      -----
Equity securities.............        68.8%      63.7%
Debt securities...............        21.8       30.8
Real estate...................         2.5        2.9
Other.........................         6.9        2.6
                                     -----      -----
  Total.......................       100.0%     100.0%
                                     =====      =====

The Company's policy with respect to pension plan investments is to invest for maximum return at a reasonable risk level using a diversified portfolio of investment holdings. Weighted-average target asset allocations are currently 70.0% equity securities, 22.5% debt securities and 7.5% real estate and other holdings.

Equity securities included Marsh common stock in the amounts of $3.1 million (7.8% of total plan assets) and $2.7 million (7.9% of total plan assets) at March 31, 2004, and March 31, 2003, respectively. The number of shares of Marsh A common stock and Marsh B common stock were 151,213 and 92,675, respectively, at both March 27, 2004, and March 29, 2003.

The Company expects to contribute $0.3 million to its pension plans and $0.6 million to its post-retirement plan in fiscal 2005.

The following benefit payments, which reflect future service, as appropriate, are expected to be paid:

                                             Pension       Post-retirement
                                             -------       ---------------
2005.........................                $ 2,748          $   590
2006.........................                  2,968              726
2007.........................                  3,445              800
2008.........................                  3,779              862
2009.........................                  5,155              974
2010 through 2014............                 28,592            7,347

NOTE 8 - DEBT

Long-term debt consisted of the following:

                                         2004             2003
                                       ---------        ---------
10.05% notes......................     $  11,243        $  12,678
8.25% mortgage....................        15,523           15,985
8.95% mortgage....................         9,648            9,905
Revolving credit facility.........        36,000           41,000
8 7/8% senior subordinated notes..       102,795          119,545
   Less discount..................          (278)            (421)
Other.............................         1,605            1,998
Less current maturities...........        (2,375)          (2,542)
                                       ---------        ---------
                                       $ 174,161        $ 198,148
                                       =========        =========

The 10.05% notes are payable in monthly installments (principal and interest) of $220,000 through 2009. Land and buildings with a net carrying amount of $20.1 million are pledged as collateral for the notes.

The 8.25% mortgage is payable in monthly installments (principal and interest) of $147,000 and matures in January 2010. The mortgage is secured by land and buildings with a net carrying amount of $18.1 million.

The 8.95% mortgage is payable in monthly installments (principal and interest) of $94,000 and matures in May 2010. The mortgage is secured by land and buildings with a net carrying amount of $7.5 million.

The revolving credit facility permits total borrowings of $82.5 million. Amounts borrowed are for terms selected by the Company at the time of borrowing. Interest rates are based on LIBOR or floating prime rate, and principal and interest are payable at maturity. Commitment fees of 0.5% are paid on unused amounts and the facility matures in February 2006. In October 2003, the revolving credit facility was amended with the effect of a) decreasing the permitted borrowings to $82.5 million from $95.0 million, b) increasing the amount of land and buildings securing the facility and c) modifying the measures of certain financial covenants. Land and buildings with a net carrying amount of $68.7 million secure the credit facility.

Interest on the 8 7/8% senior subordinated notes is payable semi-annually and the principal matures in August 2007. The effective interest rate is 9.0%. During 2004 and 2003, the Company purchased $16.8 million and $30.5 million, respectively, of the notes on the open market. The gains recognized from retirement of the notes are reported in the consolidated statements of income as other non-operating income.

In February 2003, $19.9 million of 7% convertible subordinated debentures matured and were retired with borrowings from the revolving credit facility.

The fair market value of the Company's long-term debt was approximately $178.4 million at March 27, 2004. The fair market value was estimated using quoted market rates for publicly traded debt and current incremental borrowing rates for non-public debt.

The revolving credit facility and senior subordinated notes both require maintenance of minimum working capital and limit cash dividends, repurchases of common stock, future indebtedness, lease obligations and disposition of assets.

In August 2003, the Company elected not to renew a bank commitment for short-term borrowings of up to $3.0 million.

Aggregate future principal payments of long-term debt outstanding at March 27, 2004 were:

2005.............................    $  2,375
2006.............................      40,206
2007.............................       2,868
2008.............................     105,972
2009.............................       3,495
Thereafter.......................      21,898

Interest expense consisted of:

                                  2004          2003          2002
                                 -------       -------       -------
Long-term debt............       $15,517       $19,742       $20,159
Capital lease obligations          3,528         3,518         2,317
Discontinued operation....             -             -           782
Other.....................             5            10            47
                                 -------       -------       -------
Total interest expense....       $19,050       $23,270       $23,305
                                 =======       =======       =======

Interest capitalized......       $   533       $   474       $   744
                                 =======       =======       =======

Cash payments for interest       $18,780       $23,472       $23,229
                                 =======       =======       =======

NOTE 9 - DEBT AND GUARANTOR SUBSIDIARIES

Other than three minor subsidiaries, all of the Company's subsidiaries (the "guarantors") have fully and unconditionally guaranteed on a joint and several basis the Company's obligations under the 8 7/8% senior subordinated notes. The guarantors are 100% wholly-owned subsidiaries of the Company.

NOTE 10 - LEASES

Of the Company's 285 retail stores, 200 are leased under commercial lease agreements providing for initial terms generally from 15 to 20 years with options to extend the initial terms up to an additional 20 years. The Company also leases a portion of its transportation and store equipment for periods of three to eight years plus renewal and purchase options.

Capitalized lease property consisted of store facilities having a net carrying cost of $24.6 million at March 27, 2004 and $26.2 million at March 29, 2003.

Future minimum lease payments for capital and operating leases with terms in excess of one year, and the present value of capital lease obligations, at March 27, 2004 were as follows:

                                                   Capital    Operating
                                                    Leases     Leases
                                                    ------    --------
2005...........................................    $ 4,466    $ 34,473
2006...........................................      4,433      31,141
2007...........................................      4,446      26,980
2008...........................................      4,446      23,260
2009...........................................      4,234      18,372
Thereafter.....................................     38,523     141,201
                                                   -------    --------
                                                    60,548    $275,427
                                                   =======    ========
Less:

   Amounts representing interest                    31,308
                                                   -------
Present value of net minimum
   lease payments........................          $29,240
                                                   =======

Minimum annual lease payments will be reduced by $2.0 million from future sublease rentals due over the term of the subleases.

Rental expense consisted of:

                               2004            2003            2002
                             --------        --------        --------
Minimum rentals.......       $ 38,545        $ 37,224        $ 30,458
Contingent rentals....            195             193             152
Sublease rental income         (1,431)         (1,514)         (1,474)
                             --------        --------        --------
                             $ 37,309        $ 35,903        $ 29,136
                             ========        ========        ========

NOTE 11 - INCOME TAXES

The components of deferred tax assets and liabilities were as follows:

                                             2004                    2003
                                           --------                --------
Deferred tax assets:
   Compensation and benefit accruals..       $ 15,599                $ 14,306
   Self insurance reserves............            751                     767
   Other..............................          6,331                   5,421
                                             --------                --------
      Total deferred tax assets.......         22,681                  20,494
Deferred tax liabilities:
   Property and equipment, including
      leased property.................        (35,503)
   Prepaid employee benefits..........           (297)                    (79)
   Inventory..........................         (8,187)                 (5,233)
   Other..............................         (3,333)                 (2,579)
                                             --------                --------
      Total deferred tax liabilities..        (47,320)                (34,870)
                                             --------                --------
Net deferred tax liability............       $(24,639)               $(14,376)
                                             ========                ========

Income tax expense consisted of the following:

                                              2004         2003        2002
                                            --------      ------      ------
Current  - Federal......................    $ (7,062)     $3,000      $  419
           State........................         (97)        137         (43)
Deferred - Federal......................       9,593      (1,947)      5,678
           State........................          85         (52)         18
                                            --------      ------      ------
                                            $  2,519      $1,138      $6,072
                                            ========      ======      ======

Cash payments..........................     $    801      $1,272      $1,567
                                            ========      ======      ======

A reconciliation of income tax expense is as follows:

                                           2004           2003          2002
                                          -------        -------       -------
Federal statutory tax rate.........       $ 1,945        $   541       $ 6,145
State and local, net of federal tax            (8)            55           (19)
Other..............................           582            542           (54)
                                          -------        -------       -------
Total income tax expense...........       $ 2,519        $ 1,138       $ 6,072
                                          =======        =======       =======

NOTE 12 - SHAREHOLDERS' EQUITY AND EMPLOYEE STOCK PLANS

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

CHANGES IN SHARES OUTSTANDING

Changes in shares issued and treasury shares during the three years ended March 27, 2004 were as follows:

                                        Class A       Class B
                                        -------       -------
Issued shares:
Balance at March 30, 2002,
March 29, 2003, and March 27, 2004        4,695         5,265
                                         ======        ======

Treasury shares:
Balance at March 31, 2001.........          766         1,039
  Repurchase of shares............           95           157
  Stock options exercised.........           (3)          (53)
  Director stock purchases........            -            (4)
  Restricted stock grant..........           (9)            -
                                         ------        ------
Balance at March 30, 2002.........          849         1,139
  Repurchase of shares............           35            12
  Stock options exercised.........            -           (12)
  Director stock purchases........            -            (4)
  Restricted stock grant..........           (6)            -
                                         ------        ------
Balance at March 29, 2003.........          878         1,135
  Repurchase of shares............           20             1
  Director stock purchases........            -            (7)
  Restricted stock grant..........          (16)            -
                                         ------        ------
Balance at March 27, 2004.........          882         1,129
                                         ------        ------

Net outstanding at March 27, 2004         3,813         4,136
                                         ======        ======

STOCK OPTION PLANS AND SHARES RESERVED

The 1998 Stock Incentive Plan, as amended in 2002, reserved 1,500,000 shares of common stock, in any combination of Class A and Class B, for the grant of stock options, restricted stock and/or other stock-based awards. The option price for any incentive stock option may not be less than 100% of the fair market value of the Common Stock as of the date of grant and for any non-qualified stock option may not be less than 85% of the fair market value as of the date of grant. Options granted to date become exercisable pro-rata over three or four-year periods beginning one year from the date of grant and expire 10 years from date of grant.

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

All equity compensation plans of the Company have been approved by its shareholders. Following is summary information for options outstanding and shares reserved for all plans:

                                               Class A      Class B
                                               -------      -------
Shares to be issued
  upon exercise of options..............         1,323           544
Weighted average exercise price.........        $14.11        $10.90
Shares available for future issuance....           145(a)          -

(a) in any combination of Class A and Class B

A summary of the Company's stock option activity follows: (price is weighted average; options are in thousands):

                              Class A shares              Class B shares
                              Price   Options            Price    Options
                              -----   -------            -----    -------
Outstanding at
  March 31, 2001...           14.29       629            10.68       611
  Granted..........           13.17       394            13.00        46
  Exercised........           13.50       (15)           11.18       (38)
  Expired/forfeited..         14.14       (37)           10.32       (31)
                                       ------                     ------
Outstanding at
    March 30, 2002..          13.86       971            10.85       588
  Granted..........           14.77       453                -         -
  Exercised........               -         -             9.51       (12)
  Expired/forfeited..         14.51       (66)           10.44       (25)
                                       ------                     ------
Outstanding at
  March 29, 2003...           14.13     1,358            10.90       551
  Expired/forfeited..         14.70       (35)           10.55        (7)
                                       ------                     ------
Outstanding at
    March 27, 2004..         $14.11     1,323           $10.90       544
                                       ======                     ======

Related stock option information is as follows:
(options are in thousands)

                                                 2004      2003      2002
                                                ------    ------    ------
Vested options at the end of the year
    Class A shares...................              870       625       453
    Class B shares...................              453       363       282
Weighted average exercise price
   of vested options
    Class A shares...................           $13.99    $13.99    $14.10
    Class B shares...................            11.03     11.20     11.43
Weighted average exercise price
   of options granted during the year
    Class A shares...................           $    -    $14.77    $13.17
    Class B shares...................                -         -     13.00

At March 27, 2004, the range of option exercise prices for Class A shares was $13.01 to $15.38 and for Class B shares was $9.50 to $14.75 and the weighted-average remaining contractual life of those options for Class A and Class B shares was 5.9 years and 4.3 years, respectively.

The fair value of granted options reported in NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES was estimated using a Black-Scholes option-pricing model with the following assumptions. No options were granted in 2004.

                                           2003        2002
                                          ------      ------
Dividend yield...................            3.5%        3.0%
Volatility.......................             21%         29%
Risk free interest rate..........            5.2%        4.7%
Expected life in years...........           10.0        10.0
Weighted average grant date
    fair value of options granted
    during the year
     Class A shares..............         $ 3.35      $ 3.96
     Class B shares..............              -        3.78

OTHER STOCK PLANS

The 1998 Executive Stock Purchase Plan allowed designated officers to purchase issued and outstanding shares of the Company's common stock, in any combination of Class A and Class B, to an aggregate of 300,000 shares. In prior years, the Company arranged for participants to obtain a bank loan to fund the purchase of shares and guarantees the repayment to the bank of all principal, interest and other obligations of each participant. The total amount of principal and interest owed by participants at March 27, 2004, was $2.2 million and at March 29, 2003, was $3.7 million.

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

AMENDED AND RESTATED RIGHTS PLAN

In December 1998, the Company announced that the Board of Directors had amended and restated the 1989 Shareholder Rights Plan, pursuant to which preferred stock purchase rights ("Rights") were previously distributed as a dividend at the rate of one Right for each common share held. Each Right entitles a shareholder to buy one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock of the Company at an exercise price of $65. The Rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of either class of the Company's common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 20% or more of either class of the Company's common stock. If the rights become exercisable, each Right not owned by such 20% shareholder or related parties will entitle its holder to purchase, at the Right's then-current exercise price, shares of common stock (or, in certain circumstances as determined by the Board, cash, property or other securities of the Company) having a value of twice the Right's exercise price. The Company will generally be entitled to redeem the rights at $.01 per Right, at any time until the 15th day following public announcement that a 20% position has been acquired. The Rights expire on December 24, 2008, but the plan is periodically reviewed by a committee of the Board of Directors.

NOTE 13 - SELECTED QUARTERLY FINANCIAL DATA (unaudited)
(in thousands, except per share amounts)

                                                             2004                                        2003
                                           ----------------------------------------   -------------------------------------------
                                            Fourth      Third    Second     First      Fourth     Third       Second      First
                                           ----------------------------------------   -------------------------------------------
Sales and other revenues.................  $375,486   $388,417  $508,955   $378,010   $369,012   $382,305    $512,722    $383,495
Gains from sales of property.............       879        354     1,814          -      4,249        406       1,875       1,671
                                           --------   --------  --------   --------   --------   --------    --------    --------
Total revenues...........................   376,365    388,771   510,769    378,010    373,261    382,711     514,597     385,166
                                           --------   --------  --------   --------   --------   --------    --------    --------
Gross profit.............................   113,463    117,882   152,384    113,931    105,232    113,833     154,578     118,935
Selling, general and administrative......   104,956    103,874   138,053    102,119    102,241    101,586     138,739     102,914
Depreciation.............................     5,810      5,781     7,660      5,762      5,714      5,633       7,527       5,590
                                           --------   --------  --------   --------   --------   --------    --------    --------
Operating income.........................     2,697      8,227     6,671      6,050     (2,723)     6,614       8,312      10,431
Interest.................................     4,287      4,268     5,925      4,570      5,021      5,416       7,410       5,423
Other non-operating income...............         -          -      (327)      (634)    (1,209)      (971)          -           -
                                           --------   --------  --------   --------   --------   --------    --------    --------
Income (loss) from continuing
  operations  before income taxes........    (1,590)     3,959     1,073      2,114     (6,535)     2,169         902       5,008
Income taxes (benefit)...................      (362)     1,635       390        856     (2,252)       965         578       1,847
                                           --------   --------  --------   --------   --------   --------    --------    --------
Income (loss) from continuing operations     (1,228)     2,324       683      1,258     (4,283)     1,204         324       3,161
Gain (loss) on disposal of
  discontinued operation, net of tax.....         -          -         -          -       (180)        25         (18)       (181)
                                           --------   --------  --------   --------   --------   --------    --------    --------
Net income (loss)........................  $ (1,228)  $  2,324  $    683   $  1,258   $ (4,463)  $  1,229    $    306    $  2,980
                                           ========   ========  ========   ========   ========   ========    ========    ========

Basic earnings (loss) per common share:
Continuing operations....................  $   (.15)  $    .29  $    .09   $    .16   $   (.54)  $    .15    $    .04    $    .40
Gain (loss) on disposal of
   discontinued operation................         -          -         -          -       (.02)         -           -        (.02)
                                           --------   --------  --------   --------   --------   --------    --------    --------
Net income (loss)........................  $   (.15)  $    .29  $    .09   $    .16   $   (.56)  $    .15    $    .04    $    .38
                                           ========   ========  ========   ========   ========   ========    ========    ========

Diluted earnings (loss) per common share:
Continuing operations....................  $   (.15)  $    .29  $    .09   $    .16   $   (.54)  $    .15    $    .04    $    .35
Gain (loss) on disposal of
  discontinued operation.................         -          -         -          -       (.02)         -           -        (.02)
                                           --------   --------  --------   --------   --------   --------    --------    --------
Net income (loss)........................  $   (.15)  $    .29  $    .09   $    .16   $   (.56)  $    .15    $    .04    $    .33
                                           ========   ========  ========   ========   ========   ========    ========    ========

Common stock prices (daily close):
     Class A -  High.....................  $  13.75   $  11.10  $  13.78   $  14.03   $  13.35   $  12.49    $  15.41    $  15.88
                Low......................     10.82      10.45     10.51      11.00      10.99      10.99       11.74       13.73

     Class B -  High.....................     13.49      11.35     13.28      13.23      11.88      12.48       13.84       14.29
                Low......................     10.82      10.73     10.61      10.43       9.64      11.33       11.33       12.46

Cash Dividend: Class A...................  $    .13   $    .13  $    .13   $    .13   $    .13   $    .11    $    .11    $    .11
               Class B...................       .13        .13       .13        .13        .13        .11         .11         .11

Gross profit for the fourth quarter of 2003 reflects a $5.6 million charge related to the adoption of EITF 02-16 regarding accounting for vendor consideration (see NOTE 2 - RECENT ACCOUNTING PRONOUNCEMENTS).

Cash dividends have been paid on the common stock during each quarter for the past 44 years.

Quarterly earnings per share are based on weighted-average shares outstanding for the quarter; therefore, the sum of the quarters may not equal the full year earnings per share amount.

The first, third and fourth quarters are 12 weeks. The second quarter is 16 weeks.