Form 10-K, Exhibit 13
period 2005-04-02
MARSH SUPERMARKETS INC
filed 2005-06-23
CIK 62737

                                                                               .
                                                                               .
                                                                               .

                                                                      EXHIBIT 13

FINANCIAL HIGHLIGHTS
(in thousands, except per share amounts and number of stores)

                                                           2005          2004          2003
                                                       ------------   ----------    -----------
Total revenues.................................        $  1,747,436   $1,653,915    $ 1,655,735

Income from continuing operations..............               4,162        3,037            406

Diluted earnings per share from
  continuing operations........................        $        .52   $      .38    $       .05
Dividends declared per share...................                 .52          .52            .46

Total assets...................................        $    546,868   $  542,405    $   549,322
Long-term liabilities..........................             212,709      245,074        267,981
Shareholders' equity...........................             124,315      128,276        127,809

Number of shares outstanding at year end.......               7,908        7,948          7,947

Book value per share...........................        $      15.72   $    16.14    $     16.08

Income from continuing operations
  as a percentage of:
   Sales and other revenues....................                  .2%          .2%           n/m
   Average shareholders' equity................                 3.3%         2.4%            .3%

Stores open at year-end:
   Supermarkets.................................                117          114            112
   Convenience stores...........................                161          164            167

n/m - not meaningful

Marsh(R) Supermarkets, Inc. was founded in 1931 with one store in Muncie, Indiana. In 1953, the Company went public with 16 stores. Today, it is a leading regional food retailer headquartered in Indianapolis, Indiana. The Company operates 69 Marsh(R) Supermarkets, 38 LoBill(R) Foods, 8 O'Malia(R) Food Markets, 1 Arthur's Fresh Market(R), 161 Village Pantry(R) convenience stores, and 1 Savin*$(SM) store, all in Indiana and Ohio; Crystal Food Services(SM), a specialist in catering, office coffee, coffee roasting, business cafeteria management, vending and concessions; Primo(SM) Banquet Catering and Conference Centers; Floral Fashions(R), and McNamara(R) Florist and Enflora(R) Flowers for Business.

The 14,900 Marsh employees serve two million customers each week.

SELECTED FINANCIAL DATA
(in thousands, except per share amounts)

                                             April 2,     March 27,      March 29,       March 30,     March 31,
As of and for the year ended                  2005          2004           2003            2002           2001
----------------------------               -----------   -----------   -------------    -----------   -----------
Total revenues .........................   $ 1,747,436   $ 1,653,915   $   1,655,735    $ 1,642,599    $ 1,545,903

Income from continuing operations before
  income taxes .........................         6,545         5,556           1,544         17,613         15,795

Income from continuing operations ......         4,162         3,037             406         11,541         10,646

Discontinued operation:
 Income (loss), net of tax .............            --            --              --           (859)         1,290
 Gain (loss) on disposal, net of tax ...            --            --            (354)         2,726             --
                                           -----------   -----------   -------------    -----------    -----------
 Net income ............................   $     4,162   $     3,037   $          52    $    13,408    $    11,936
                                           ===========   ===========   =============    ===========    ===========

Basic earnings per common share:
    Continuing operations ..............   $       .53   $       .38   $         .05    $      1.45    $      1.30
    Discontinued operation .............            --            --              --           (.11)           .16
    Disposal of discontinued
      operation ........................            --            --            (.04)           .34             --
                                           -----------   -----------   -------------    -----------    -----------
Net income .............................   $       .53   $       .38   $         .01    $      1.68    $      1.46
                                           ===========   ===========   =============    ===========    ===========

Diluted earnings per common share:
    Continuing operations ..............   $       .52   $       .38   $         .05    $      1.31    $      1.20
    Discontinued operation .............            --            --              --           (.09)           .13
    Disposal of discontinued
      operation ........................            --            --            (.04)           .29             --
                                           -----------   -----------   -------------    -----------    -----------
Net income .............................   $       .52   $       .38   $         .01    $      1.51    $      1.33
                                           ===========   ===========   =============    ===========    ===========

Dividends declared per share ...........   $       .52   $       .52   $         .46    $       .44    $       .44

Total assets ...........................   $   546,868   $   542,405   $     549,322    $   583,230    $   577,814
Long term liabilities and deferred
   items................................       243,382       281,918         294,813        313,944        296,538
Total shareholders' equity .............       124,315       128,276         127,809        140,797        138,276

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

GENERAL

At April 2, 2005, Marsh Supermarkets, Inc. (the "Company" or "Marsh") operated through wholly-owned subsidiaries, 117 supermarkets under the Marsh, LoBill Foods, O'Malia's Food Markets, Arthur's Fresh Market and Savin*$ banners, and 161 Village Pantry convenience stores in central Indiana and western Ohio. Marsh also owns and operates Crystal Food Services, which provides upscale and mid-scale catering, vending, concessions, coffee roasting and distribution, and business cafeteria management services; and McNamara, which operates seven upscale retail floral shops under the name McNamara and one business florist under the name Enflora.

BUSINESS OVERVIEW

Revenues from supermarket operations represented 78.3% of total revenues for 2005, while convenience stores and food services contributed 17.1% and 3.5% of revenues, respectively. Revenues for 2004 from supermarkets, convenience stores and food services were 80.1%, 15.6% and 3.3%, respectively, of total revenues. The Company's major supermarket competitors include Walmart, Kroger and Meijer.

MARKET TRENDS

The Company's efforts to increase revenues, operating income and cash flows continue to be affected by competitive store openings and remodels and the challenging local economy. At April 2, 2005, there were 13 major competitors' stores opened or remodeled within the last 12 months, compared to 7 stores at March 2004 and 17 stores at March 2003. The Company expects that new stores will continue to be opened in the market area. According to U.S. Department of Labor statistics, employment in the six largest cities in central Indiana decreased 0.3% from December 2003 to December 2004.

The Company's ability to maintain or increase gross profit rates continues to be a challenge due to competitors' pricing and promotional activity. Also, recent commodity price increases, particularly in beef and gasoline, have created additional pressures on gross profit rates.

MANAGEMENT FOCUS

Given the continued pressures on revenues and gross profit rates, the Company's management continues its focus on merchandising strategies, expense reduction, and asset and cash flow management.

The Company continues to pursue expense reduction initiatives that were begun two years ago. Those initiatives included changes to employee medical benefits plans, seeking greater efficiencies in store labor scheduling, lowering interest expense by replacing fixed rate debt with lower variable rate debt, pursuing lower costs of goods, supplies and services, in-house handling versus outsourcing of certain support services, and improving warehousing and delivery logistics. The initiatives completed to date have partially offset increases in non-controllable and other selling, general and administrative expenses.

RESULTS OF OPERATIONS

The following table sets forth certain income statement components, expressed as a percentage of sales and other revenues, and the percentage change in such components:

                                                                Percentage of Revenues
                                                                       Year Ended                Percentage Change
                                                           ---------------------------------   ---------------------
                                                           April 2,    March 27,    March 29,    2005         2004
                                                             2005        2004         2003     vs. 2004     vs. 2003
                                                           --------    ---------    ---------  --------     --------
Total revenues ........................................     100.0%       100.0%       100.0%      5.7%        (0.1)%

Gross profit ..........................................      29.5         30.1         29.7       3.6          1.0
Selling, general and administrative ...................      26.7         27.1         26.9       3.8          0.8
Depreciation ..........................................       1.5          1.5          1.5       3.7          2.2
Operating income ......................................       1.3          1.4          1.4      (0.8)         4.5
Interest ..............................................       1.1          1.2          1.4       0.9        (18.1)
Other non-operating income ............................      (0.1)        (0.1)        (0.1)    138.4        (55.9)
Income from continuing operations before income
  taxes ...............................................       0.4          0.3          0.1      17.8        259.8
Income taxes ..........................................       0.1          0.2          0.1      (5.4)       121.4
Income from continuing operations .....................       0.2          0.2           --      37.0          n/m

n/m = not meaningful

TOTAL REVENUES

Total revenues were $1,747.4 million in 2005, a 53-week year, compared to $1,653.9 million in 2004, a 52-week year. The increase in 2005 was primarily due to higher gasoline prices, new stores and the additional week. Gasoline sales were $161.4 million in 2005, compared to $122.5 million in 2004, and total revenues excluding gasoline sales were $1,586.0 million in 2005, compared to $1,531.4 million in 2004. In addition to considering total revenues, the Company also considers total revenue excluding gasoline sales because gasoline prices fluctuate widely and frequently. Sales in comparable supermarkets and convenience stores increased 1.6% including gasoline sales, but declined 0.8% excluding gasoline sales. Comparable stores include stores open at least one full year, replacement stores and format conversions. Continued high levels of competitive promotional activity, competitors' new store openings and the weak local economy all continue to adversely affect comparable stores sales.

Total revenues included gains from sales of property of $3.8 million and $3.0 million for 2005 and 2004, respectively. Although results may vary from period to period, future property gains may not equal or exceed historical levels due to the limited real estate holdings available for sale in the normal course of business, which could materially adversely affect the Company's results of operations.

Total revenues were $1,653.9 million in 2004, compared to $1,655.7 million in 2003. Gasoline sales were $122.5 million in 2004 compared to $107.8 million in 2003. Total revenues excluding gasoline sales were $1,531.4 million for 2004, compared to $1,547.9 million in 2003. Sales in comparable supermarkets and convenience stores including gasoline sales declined 1.4% in 2004 from 2003. Sales in comparable supermarkets and convenience stores excluding gasoline sales declined 2.5% in 2004 from 2003. Increased competitor's square footage adversely affected comparable store sales.

A reconciliation of total revenues to total revenues excluding gasoline, and to comparable store merchandise sales for supermarkets and convenience stores is shown below:

                                        2005         2004
                                     ----------   ----------
Total revenues ...................   $1,747,436   $1,653,915
Less gasoline sales ..............      161,402      122,518
                                     ----------   ----------
Total revenue excluding
  gasoline .......................    1,586,034    1,531,397
Less non-comparable sales ........      166,088      100,710
                                     ----------   ----------
Comparable store merchandise
  sales...........................   $1,419,946   $1,430,687
                                     ==========   ==========

GROSS PROFIT

Gross profit is calculated net of promotional expenses and warehousing and transportation costs, excluding depreciation. Gross profit as a percentage of revenues may not be comparable to other supermarket retailers as purchasing personnel costs and advertising expenses are not included in the calculation.

Gross profit was 29.5% of total revenues in 2005 compared to 30.1% in 2004. The percentage decline was primarily attributable to higher gasoline sales at a low gross profit rate.

Gross profit was 30.1% of total revenues in 2004 compared to 29.7% in 2003.

In 2003, the Company changed its accounting policy with respect to slotting allowances and similar consideration received from vendors. As more fully discussed in NOTE 2 - RECENT ACCOUNTING PRONOUNCEMENTS, the Company had previously recognized certain vendor allowances when the Company had fulfilled its obligations under the related contract. Effective January 1, 2003, the Company now includes those allowances as a reduction in inventory value. Adoption of this policy resulted in a decrease in gross profit of $5.6 million for fiscal year 2003.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative (SG&A) expenses include store expenses, administrative and corporate expenses, advertising and purchasing personnel costs.

SG&A expenses were 26.7% of total revenues in 2005 compared to 27.1% in 2004. Increases, as a percentage of sales, in credit and debit card fees, building and equipment rent, and workers compensation costs were offset by a decline in administrative and general expenses combined with lower medical costs resulting primarily from a change in service provider network. Wages in stores open both years, excluding format conversions, declined 2.2% due to continued refinement of labor scheduling and the reduction of premium pay hours.

In 2004, SG&A expenses were 27.1% of total revenues, compared to 26.9% in 2003. The increase, as a percentage of total revenues, was primarily attributable to higher building and equipment rent and repairs, advertising, store opening costs and credit card fees. Excluding supermarket format conversions, wages in stores open both years decreased 3.8% in 2004 from 2003 due to improved labor scheduling utilizing store specific labor profiles.

During the fourth quarter of 2003, the Company reorganized its headquarters staff, discontinued its home delivery service and closed a LoBill supermarket. As a result of the headquarters staff reorganization, the Company recorded a $1.1 million charge against earnings in 2003.

DEPRECIATION

Depreciation expense was $26.0 million, $25.0 million and $24.5 million in 2005, 2004, and 2003, respectively. Expressed as a percentage of revenues, depreciation expense was 1.5% in all three years.

In the fourth quarter of 2005, the Company completed its previously announced review of its accounting for leases. The Company concluded that certain aspects of its accounting for leases did not comply with GAAP. The Company corrected its accounting for leases and recorded an $0.8 million charge to depreciation in the fourth quarter of 2005.

INTEREST

Interest expense was $19.2 million in 2005, $19.1 million in 2004, and $23.3 million in 2003. As a percentage of revenues, interest expense was 1.1% in 2005, 1.2% in 2004 and 1.4% in 2003. The decline in expense for 2004 resulted from repurchases of a portion of the Company's 8 7/8% senior subordinated notes in 2004 and 2003 and retirement of the Company's 7% convertible debentures in 2003.

OTHER NON-OPERATING INCOME

In 2005, the Company, a) received $2.4 million in settlement of litigation against two of the Company's general liability insurance carriers for costs related to the remediation of petroleum contamination, b) sold its minority interest in a real estate partnership resulting in a $0.8 million gain, and c) incurred $0.9 million in net expense to settle a claim previously announced on May 19, 2005, brought by a former officer of the Company.

In 2004, the Company purchased $16.8 million of its outstanding 8 7/8% senior subordinated notes on the open market at discounts to face value resulting in gains of $1.0 million, net of pro-rata debt issuance costs. In 2003, the Company repurchased $30.5 million of its 8 7/8% senior subordinated notes resulting in gains of $2.2 million, net of pro-rata debt issuance costs.

INCOME TAXES

The effective income tax rate was 36.4% for 2005, 45.3% for 2004, and 73.7% for 2003. The decrease in the effective rate for 2005 resulted from higher pre-tax income in 2005 and the expiration of charitable deductions in 2004.

CAPITAL EXPENDITURES

Capital expenditures and major capital projects completed during the last three years consisted of:

                                          2005       2004       2003
                                        -------    -------    ---------
Capital expenditures
  (millions)...................         $  63.8    $  26.5    $    48.7
                                        =======    =======    =========
Supermarkets
       New/acquired stores .....              4          4            3
       Closed stores ...........              1          1            1
       Major remodels/
         expansions.............              4          1            3
       Format conversions ......              2          1            1
Convenience stores
       New/acquired stores .....              -          -            -
       Closed stores ...........              3          3           22

In 2005, the Company constructed two new Marsh supermarkets, one new LoBill, and one smaller format Arthur's Fresh Market, remodeled four supermarkets, began the remodel of one supermarket, and converted two Marsh stores to the LoBill format.

In 2006, the Company plans to open one new Marsh supermarket, remodel five supermarkets and construct one new smaller format supermarket. The cost of these projects and other capital commitments is estimated to be $60 million. Of this amount, the Company plans to fund approximately $25 million through sale/leasebacks or build to suit arrangements, $21 million through equipment leasing, and believes it can finance the balance with cash provided by operating activities.

The Company's plans with respect to store construction, expansion, conversion and remodeling are subject to known and unknown risks and uncertainties and may be revised in light of changing conditions, such as the availability of capital, competitive influences, its ability to negotiate successfully site acquisitions or leases, zoning limitations and other governmental regulations. The timing of projects is subject to normal construction and other delays. It is possible that projects described above may not commence, others may be added, a portion of planned expenditures with respect to projects commenced during the current fiscal year may carry over to the subsequent fiscal year, and that the Company may use other financing arrangements.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities in 2005 was $26.5 million, compared to $43.7 million in 2004. The $17.2 million decline resulted primarily from a decrease of $5.8 million in deferred taxes in 2005, compared to a $10.3 million increase in 2004.

For 2005, investing activities consisted primarily of $63.8 million in expenditures for acquisition of property, equipment and land for expansion. The Company's capital requirements are traditionally financed through long-term borrowings and lease financings, including capital and operating leases, and internally generated funds. The Company anticipates continued access to such financing sources.

The Company has a revolving credit facility that permits total borrowings of $82.5 million, as more particularly described in Note 6 - Debt. The facility matures in February 2006, and the Company believes that it will be able to secure an extension or other financing prior to the credit facility maturity date.

The Company's long-term debt and capital lease obligations, net of current maturities, were $160.5 million at April 2, 2005, compared to $202.3 million at March 27, 2004, with the decrease primarily attributable to $43.0 million in borrowings under the revolving credit facility classified as current at April 2, 2005. At April 2, 2005, all of the long-term debt and capital lease obligations were at fixed rates of interest with a 9.4% weighted-average rate.

Long-term contractual obligations (in millions) as of April 2, 2005:

                                          Payments due by period
                        --------------------------------------------------------
                                  Less than      1-3         4-5        After 5
                          Total    1 year       years       years        years
                        --------  ---------    -------    ---------    ---------
Long-term debt,
  including current
  maturities ........   $  180.7   $  47.2     $ 109.0    $    24.5    $       -
Capital leases ......       56.3       4.5         9.0          8.5         34.3
Operating leases ....      290.6      39.6        66.0         44.2        140.8
Purchase
  obligations........       27.0       7.2        14.4          5.4            -
                        --------   -------     -------    ---------    ---------
Total                   $  554.6   $  98.5     $ 198.4    $    82.6    $   175.1
                        ========   =======     =======    =========    =========

Assuming no change in the amount or interest rates of the Company's long-term debt, the approximate payments for interest on long-term debt will be $14.5 million in 2006 declining each year to $1.3 million in 2010.

REPURCHASE OF COMMON SHARES

In July 1994, the Board of Directors announced a plan for the repurchase of the Company's Class A Common Stock and/or Class B Common Stock. The amount originally authorized has been subsequently amended, most recently to $18.0 million.

Repurchases during 2005 were as follows:

                         Class A shares     Class B shares
                        ----------------    ---------------
                                 Average            Average
    Month                Number   price     Number   price
-------------           -------  -------    ------  ------
March 2004                   -        -        100   12.42
April 2004               1,700    14.48        200   13.74
May 2004                51,300    14.76          -       -
June 2004                  599    13.78          -       -
July 2004                  200    13.75          -       -
August 2004                500    11.82        799   11.76
September 2004             300    11.47        300   11.52
October 2004               100    11.40        500   11.41
November 2004                -        -      2,500   11.60
January 2005            10,227    11.65         62   13.35
March 2005                  31    12.59         20   14.34
                        ------               -----
  Total                 64,957    14.21      4,481   11.75
                        ======    =====      =====   =====

All of the share purchases in 2005 were made under the plan. At April 2, 2005, the maximum amount that may yet be purchased under the plan was $0.8 million. The plan does not have a specified termination date.

MARKET RISK - INTEREST

The Company, as a policy, does not engage in speculative or leveraged transactions, nor does it hold or issue financial instruments for trading purposes. The Company is exposed to changes in interest rates primarily as a result of its borrowing activities. Based on interest rates at April 2, 2005, a 1% change in interest rates would not have had a material impact on the Company.

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

The Company is self-insured for most healthcare claims, workers compensation claims, and general liability and automotive liability losses. Reported claims and related loss reserves are estimated by third party administrators and utilized by management to develop appropriate accruals. Claims incurred but not reported are recorded based on historical experience and industry trends, which are regularly monitored, and accruals are adjusted when warranted by changes in facts and circumstances.

Pension and other retirement benefits are administered by the Retirement Committee of the Employees' Pension Plan of Marsh Supermarkets, Inc. and Subsidiaries. An independent financial consulting firm is engaged to advise the Retirement Committee regarding investment manager performance and independent actuaries are consulted to assist in determining appropriate assumptions and are engaged to calculate estimated future obligations under the various retirement plans.

Long-lived assets are depreciated over estimated useful lives based on the Company's historical experience and prevailing industry practice. Estimated useful lives are periodically reviewed to ensure they remain appropriate. Long-lived assets are tested for impairment whenever an event occurs that indicates impairment may exist.

Income tax assets and liabilities are recognized generally based upon tax statutes, regulations and case law, but also include estimates. The estimated amounts are reviewed periodically and adjusted based upon factual changes and the related impact on management's judgment.

The Company receives allowances and credits from many of the vendors whose products the Company purchases for resale. Allowances that are related to a specific purchase quantity are recorded as a component of item cost inventory and recognized in merchandise costs when the item is sold. Other allowances include consideration received for new item introduction, item shelf placement and temporary retail price reduction. Due to system constraints and the nature of certain of these allowances, it is sometimes not practicable to apply allowances to the item cost of inventory. In those instances, the allowances are applied as a reduction of merchandise costs using a systematic and rational methodology, which results in the recognition of these incentives when the related merchandise is sold.

Notes and accounts receivable are reviewed for collectibility on a regular and periodic basis. Valuation allowances are adjusted for small recurring type transactions based on past experience, while large notes and amounts receivable are reviewed and allowances adjusted on a specific transaction basis.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes certain forward-looking statements (statements other than those made solely with respect to historical fact). Actual results could differ materially and adversely from those contemplated by the forward-looking statements due to known and unknown risks and uncertainties, many of which are beyond the Company's control. The forward-looking statements and the Company's future results, liquidity and capital resources are subject to risks and uncertainties including, but not limited to, the following: the entry of new competitive stores and their impact on the Company; the level of discounting and promotional spending by competitors; the Company's ability to improve comparable store sales; the level of margins achievable in the Company's operating divisions; the stability and timing of distribution incentives from suppliers; softness in the local economy; the Company's ability to control expenses including employee medical costs, labor, credit card fees, and workers compensation and general liability expense; uncertainties regarding gasoline prices and margins; the success of the Company's new and remodeled stores; uncertainties regarding future real estate gains due to limited real estate holdings available for sale; potential interest rate increases on variable rate debt; the ability of the Company to extend the maturity of, or replace on satisfactory terms, its revolving credit facility; the Company's ability to collect outstanding notes and accounts receivable; uncertainties related to state and federal taxation and tobacco and environmental legislation; uncertainties associated with pension and other retirement obligations; uncertainties related to the outcome of pending litigation; the timely and on budget completion of store construction, conversion and remodeling; and other known and unknown risks and uncertainties. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

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

Ernst & Young LLP, independent registered public accounting firm, has audited the accompanying financial statements. Their report is included herein. Their audits, conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), included the review and evaluation of selected internal accounting controls for purposes of designing their audit tests.

The Audit Committee of the Board of Directors meets periodically with the independent registered accountants to discuss the scope and results of their audit work, their assessment of internal controls, and the quality of the Company's financial reporting. The independent registered accountants are engaged by the Audit Committee of the Board of Directors.

Don E. Marsh                                Mark Varner
Chairman of the Board and                   Vice President -
Chief Executive Officer                     Corporate Controller

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Marsh Supermarkets, Inc.

We have audited the accompanying consolidated balance sheets of Marsh Supermarkets, Inc. as of April 2, 2005 and March 27, 2004, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended April 2, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marsh Supermarkets, Inc. at April 2, 2005 and March 27, 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 2, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in NOTE 2, the Company adopted Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration from a Vendor," on January 1, 2003.


                                             /s/ Ernst & Young LLP

Indianapolis, Indiana
May 27, 2005

CONSOLIDATED BALANCE SHEETS
(in thousands, except number of shares)

ASSETS                                                      April 2, 2005  March 27, 2004
------                                                      -------------  --------------
Current Assets
   Cash and equivalents .................................   $      27,364  $       27,584
   Accounts and notes receivable, less allowances of $806
    and $1,141 ..........................................          22,153          23,864
   Inventories ..........................................         132,758         126,840
   Prepaid expenses .....................................           6,619           6,495
   Recoverable income taxes .............................             841           5,400
                                                            -------------  --------------
       TOTAL CURRENT ASSETS .............................         189,735         190,183

Property and Equipment
   Land ..................................................         42,395          45,268
   Buildings and land improvements .......................        195,396         186,737
   Fixtures and equipment ................................        156,812         151,343
   Leasehold improvements ................................         91,074          83,119
   Construction in progress ..............................         12,485           5,670
   Property under capital leases .........................         32,330          32,133
                                                            -------------  --------------
                                                                  530,492         504,270
  Accumulated depreciation ..............................        (222,676)       (207,242)
                                                            -------------  --------------
       TOTAL PROPERTY AND EQUIPMENT .....................         307,816         297,028

Other Assets ............................................          49,317          55,194
                                                            -------------  --------------
                                                            $     546,868  $      542,405
                                                            =============  ==============

See Notes to Consolidated Financial Statements.

LIABILITIES AND SHAREHOLDERS' EQUITY                                 April 2, 2005    March 27, 2004
------------------------------------                                 -------------    --------------
Current Liabilities
   Accounts payable ...............................................  $      75,786    $       80,614
   Employee compensation and other liabilities ....................         15,378            15,929
   State and local taxes ..........................................         17,775            16,306
   Other accounts payable and accrued expenses ....................         10,710             8,573
   Dividends payable ..............................................          1,025             1,032
   Deferred income taxes ..........................................         10,053             6,330
   Current maturities of long-term liabilities ....................         48,444             3,427
                                                                     -------------    --------------
        TOTAL CURRENT LIABILITIES .................................        179,171           132,211

Long-term Liabilities
   Long-term debt .................................................        133,268           174,161
   Capital lease obligations ......................................         27,212            28,188
   Pension and post-retirement benefits ...........................         52,229            42,725
                                                                     -------------    --------------
        TOTAL LONG-TERM LIABILITIES ...............................        212,709           245,074

Deferred Items
   Income taxes ...................................................          8,823            18,309
   Gains from sale/leasebacks .....................................         16,487            15,238
   Other ..........................................................          5,363             3,297
                                                                     -------------    --------------
        TOTAL DEFERRED ITEMS ......................................         30,673            36,844

Shareholders' Equity
   Series A Junior Participating Cumulative Preferred Stock:
      Authorized: 5,000,000 shares; Issued:  None .................             --                --
   Class A Common Stock, no par value:
      Authorized: 15,000,000 shares; Issued: 4,695,253 ............          9,680             9,682
   Class B Common Stock, no par value:
      Authorized: 15,000,000 shares; Issued: 5,265,158 ............         16,950            16,888
   Retained earnings ..............................................        130,890           130,813
   Cost of Common Stock in treasury
      Class A: 2005 - 947,321 shares; 2004 882,364 shares..........         (6,678)           (5,752)
      Class B: 2005 - 1,105,364 shares; 2004 - 1,129,597 shares....         (9,077)           (9,259)
   Deferred cost - restricted stock ...............................           (137)             (211)
   Notes receivable - stock purchases .............................            (11)              (11)
   Accumulated other comprehensive loss ...........................        (17,302)          (13,874)
                                                                     -------------    --------------
        TOTAL SHAREHOLDERS' EQUITY ................................        124,315           128,276
                                                                     -------------    --------------
                                                                     $     546,868    $      542,405
                                                                     =============    ==============

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

YEAR ENDED                                                            April 2, 2005    March 27, 2004    March 29, 2003
----------                                                            -------------    --------------    --------------
Sales and other revenues ..........................................   $   1,743,609    $    1,650,868    $    1,647,534
Gains from sales of property ......................................           3,827             3,047             8,201
                                                                      -------------    --------------    --------------
Total revenues ....................................................       1,747,436         1,653,915         1,655,735
Cost of merchandise sold, including warehousing and transportation,
  excluding depreciation ..........................................       1,231,840         1,156,255         1,163,157
                                                                      -------------    --------------    --------------
Gross profit ......................................................         515,596           497,660           492,578
Selling, general and administrative ...............................         466,179           449,002           445,480
Depreciation ......................................................          25,950            25,013            24,464
                                                                      -------------    --------------    --------------
Operating income ..................................................          23,467            23,645            22,634
Interest ..........................................................          19,213            19,050            23,270
Other non-operating income ........................................          (2,291)             (961)           (2,180)
                                                                      -------------    --------------    --------------
Income from continuing operations before income taxes .............           6,545             5,556             1,544
Income taxes ......................................................           2,383             2,519             1,138
                                                                      -------------    --------------    --------------
Income from continuing operations .................................           4,162             3,037               406
Loss on disposal of discontinued operation, net of tax ............              --                --              (354)
                                                                      -------------    --------------    --------------
Net income ........................................................   $       4,162    $        3,037    $           52
                                                                      =============    ==============    ==============

Basic earnings (loss) per common share:
  Continuing operations ...........................................   $         .53    $          .38    $          .05
  Disposal of discontinued operation ..............................              --                --              (.04)
                                                                      -------------    --------------    --------------
  Net income ......................................................   $         .53    $          .38    $          .01
                                                                      =============    ==============    --------------

Diluted earnings (loss) per common share:
  Continuing operations ...........................................   $         .52    $          .38    $          .05
  Disposal of discontinued operation ..............................              --                --              (.04)
                                                                      -------------    --------------    --------------
  Net income ......................................................   $         .52    $          .38    $          .01
                                                                      =============    ==============    ==============

Dividends declared per share ......................................   $         .52    $          .52    $          .46

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands)

                                               Common Stock                                            Other
                                             -----------------   Retained   Treasury               Comprehensive
                                             Class A   Class B   Earnings    Stock       Other          Loss          Total
                                             -------   -------   --------   --------    -------    -------------    ---------
Balance at March 30, 2002................    $ 9,573   $16,830   $135,534   $(14,509)   $(1,307)   $      (5,324)   $ 140,797
Comprehensive income:
    Net income...........................                              52                                                  52
    Minimum pension liability adjustment,
      less tax benefit of $5,259.........                                                                (10,060)     (10,060)
                                                                                                                    ---------
  Total comprehensive loss...............                                                                             (10,008)
                                                                                                                    ---------
  Cash dividends declared................                          (3,662)                                             (3,662)
  Amortization of restricted stock
    grants...............................                                                   308                           308
  Restricted stock grant.................                                         92        (92)                            -
  Repurchase shares......................                                       (643)                                    (643)
  Exercise of stock options .............                   16                    97                                      113
  Reduction in notes receivable - stock..                                                   899                           899
  Other..................................                   20        (13)        35        (37)                            5
                                             -------   -------   --------   --------    -------    -------------    ---------
Balance at March 29, 2003................      9,573    16,866    131,911    (14,928)      (229)         (15,384)     127,809
Comprehensive income:
    Net income...........................                           3,037                                               3,037
    Minimum pension liability adjustment,
      less tax of $789...................                                                                  1,510        1,510
                                                                                                                    ---------
  Total comprehensive income.............                                                                               4,547
                                                                                                                    ---------
  Cash dividends declared................                          (4,127)                                             (4,127)
  Amortization of restricted stock
    grants...............................                                                    56                            56
  Restricted stock grant.................        109                             104       (213)                            -
  Repurchase shares......................                                       (248)                                    (248)
  Reduction in notes  receivable -
    stock ...............................                                                   164                           164
  Other..................................                   22         (8)        61                                       75
                                             -------   -------   --------   --------    -------    -------------    ---------
Balance at March 27, 2004................      9,682    16,888    130,813    (15,011)      (222)         (13,874)     128,276
Comprehensive income:
    Net income...........................                           4,162                                               4,162
    Minimum pension liability adjustment,
      less tax of $1,792.................                                                                 (3,428)      (3,428)
                                                                                                                    ---------
  Total comprehensive income.............                                                                                 734
                                                                                                                    ---------
  Cash dividends declared................                          (4,104)                                             (4,104)
  Amortization of restricted  stock
     grants..............................                                                    74                            74
  Repurchase shares......................                                       (976)                                    (976)
  Exercise of stock options..............                   33                   176                                      209
  Other..................................         (2)       29         19         56                                      102
                                             -------   -------   --------   --------    -------    -------------    ---------
Balance at April 2, 2005.................    $ 9,680   $16,950   $130,890   $(15,755)   $  (148)   $     (17,302)   $ 124,315
                                             =======   =======   ========   ========    =======    =============    =========

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

YEAR ENDED                                                            April 2, 2005    March 27, 2004    March 29, 2003
----------                                                            -------------    --------------    --------------
OPERATING ACTIVITIES
   Net income .....................................................   $       4,162    $        3,037    $           52
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation ...............................................          25,950            25,013            24,464
       Disposal of discontinued operation .........................              --                --               354
       Increase (decrease) in deferred income taxes ...............          (5,763)           10,263            (2,084)
       Changes in operating assets and liabilities:
         Accounts and notes receivable ............................           3,575              (653)           10,996
         Inventories ..............................................          (5,918)            3,457             2,643
         Prepaid expenses and recoverable income taxes ............           6,227            (6,952)            2,929
         Accounts payable and accrued expenses ....................          (1,773)            5,679            (2,592)
       Other operating activities .................................              77             3,872             1,590
                                                                      -------------    --------------    --------------
       NET CASH PROVIDED BY OPERATING ACTIVITIES ..................          26,537            43,716            38,352

INVESTING ACTIVITIES
   Acquisition of property, equipment and land held for
       expansion ..................................................         (63,778)          (26,457)          (48,673)
   Disposition of property, equipment and land held for
       expansion ..................................................          19,683             2,700            11,387
   Other investing activities .....................................           1,005            (2,190)             (813)
                                                                      -------------    --------------    --------------
       NET CASH USED FOR INVESTING ACTIVITIES .....................         (43,090)          (25,947)          (38,099)

FINANCING ACTIVITIES
   Proceeds (repayments) of short-term borrowings .................              --            (1,700)              400
   Proceeds of long-term borrowings ...............................         140,000            50,000            76,000
   Proceeds of sales/leasebacks ...................................          16,368            12,338            34,537
   Payments of long-term debt and capital lease obligations .......        (136,852)          (74,833)         (116,043)
   Cash dividends paid ............................................          (4,110)           (4,130)           (3,506)
   Purchases of Class A and Class B Common Stock for treasury .....            (976)             (248)             (643)
   Stock options exercised ........................................             209                --               113
   Other financing activities .....................................           1,694                75              (314)
                                                                      -------------    --------------    --------------
       NET CASH PROVIDED BY (USED FOR) FINANCING
              ACTIVITIES ..........................................          16,333           (18,498)           (9,456)

DECREASE IN CASH AND EQUIVALENTS ..................................            (220)             (729)           (9,203)
   Cash and equivalents at beginning of year ......................          27,584            28,313            37,516
                                                                      -------------    --------------    --------------
          CASH AND EQUIVALENTS AT END OF YEAR .....................   $      27,364    $       27,584    $       28,313
                                                                      =============    ==============    ==============

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

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Marsh Supermarkets, Inc. and all direct and indirect majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated.

BUSINESS SEGMENTS

The Company operates one business segment: the retail sale of food and related products through supermarkets, convenience stores and food services.

FISCAL YEAR

The Company's fiscal year ends on Saturday of the thirteenth week of each calendar year. All references to "2005", "2004" and "2003" relate to the fiscal years ended April 2, 2005, March 27, 2004, and March 29, 2003, respectively. Fiscal year 2005 was 53 weeks, while fiscal years 2004 and 2003 were 52 weeks.

REVENUE RECOGNITION

Revenues from retail sales are recognized at the time of sale. Manufacturer coupons are not recognized as a reduction of revenues. Revenues from the Company's gift cards are recognized at the time of customer redemption.

EXCISE TAXES

Sales and cost of merchandise sold include state and federal excise taxes on tobacco, gasoline and alcohol products of approximately $62 million in 2005, $58 million in 2004, and $56 million in 2003.

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

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative costs include store expenses, administrative support departments, advertising, purchasing personnel costs and other corporate expenses, all excluding depreciation. Included in those costs are purchasing personnel costs of approximately $1.2 million in 2005 and $1.3 million in both 2004 and 2003.

ADVERTISING COSTS

Advertising costs are expensed in the period incurred, except production costs, which are expensed the first time the respective advertising is displayed. Advertising costs in the amounts of $24.7 million, $23.3 million, and $22.3 million were included in selling, general and administrative expenses for 2005, 2004, and 2003, respectively.

COST OF OPENING STORES

Non-capital expenditures associated with opening new stores are expensed as incurred.

CASH AND EQUIVALENTS

Cash and equivalents consist of highly liquid investments maturing in three months or less when purchased. The carrying amount approximates the fair value of those assets.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out method for the principal components of inventories, and by the first-in, first-out method for the remainder.

ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable are reviewed for collectibility on a regular and periodic basis. Valuation allowances are adjusted for small recurring type transactions based on past experience, while large notes and amounts receivable are reviewed and allowances adjusted on a specific transaction basis.

Notes receivable, including interest, related to the sale of real estate were $8.6 million at April 2, 2005, and $13.0 million at March 27, 2004. Past due notes receivable, included in Other Assets, were approximately $7.3 million at April 2, 2005.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost, including amounts capitalized for interest. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives of the assets, generally 33 years for buildings and 20 years for land improvements, five to 12 years for fixtures and equipment, and 20 years for leasehold improvements. For income tax purposes, accelerated methods and statutory lives are used to compute depreciation. Maintenance and repairs are charged to expense as incurred.

IMPAIRMENT OF LONG-LIVED ASSETS AND GOODWILL

Long-lived assets are reviewed for impairment if an event occurs that indicates impairment may exist. The Company tests operating units for impairment using the non-discounted cash flows, including the cash flow from disposal of the underlying unit's assets. Goodwill is tested annually for impairment using a discounted net cash flow method. Goodwill included in Other Assets was $22.7 million at April 2, 2005, and $22.8 million at March 27, 2004.

CAPITALIZED LEASE PROPERTY

Capitalized lease assets are amortized using the straight-line method over the term of the lease, or in accordance with practices established for similar owned assets if ownership transfers to the Company at the end of the lease term. Amortization is included with depreciation expense.

INCOME TAXES

Deferred tax assets and liabilities result from differences between financial reporting and tax basis of assets and liabilities measured using enacted tax rates and laws expected to be in effect when the differences reverse.

ENVIRONMENTAL LIABILITIES

Environmental liabilities are recorded when environmental assessments indicate remediation efforts are required and the costs can be reasonably estimated. Current estimates of the total compliance costs to be incurred, net of estimated recoveries from an excess liability fund, are not material.

STOCK OPTIONS

The Company has employee stock benefit plans, which are described more fully in
NOTE 10 - SHAREHOLDERS' EQUITY AND EMPLOYEE STOCK PLANS. The Company's stock option plans are accounted for under the intrinsic value method of APB Opinion 25 and related interpretations. Since the exercise price of options granted under the plans is equal to the market price of the underlying common stock on the grant date, no stock-based compensation cost is recognized.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123:

                                           2005          2004          2003
                                        ----------    ----------    ----------
Net income, as reported ..............  $   4,162     $   3,037     $      52
Compensation recorded, net of tax ....         45            37           169
Compensation using
  the fair value method, net of tax ..       (600)         (815)       (1,139)
                                        ---------     ---------     ---------
Pro-forma net income (loss) ..........  $   3,607     $   2,259     $    (918)
                                        =========     =========     =========

Earnings per share, as reported:
  Basic ..............................  $     .53     $     .38     $     .01
  Diluted ............................        .52           .38           .01

Pro-forma earnings (loss) per share:
  Basic ..............................  $     .46     $     .28     $    (.12)
  Diluted ............................        .45           .28          (.12)

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

RECLASSIFICATIONS

Certain reclassifications have been made to prior periods to conform to current presentation.

NOTE 2 - RECENT ACCOUNTING PRONOUNCEMENTS

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed. The Act allows a possible subsidy to retirement health plan sponsors to help offset the costs of participant prescription drug benefits. In 2004, the FASB issued Staff Position No. 106-2 (FSP No. 106-2), "Accounting and Disclosure Requirements Related to the Act", which was effective for interim or annual periods beginning after June 15, 2004. The effect of the Act on the Company's consolidated financial statements was not material.

EITF (Emerging Issues Task Force) Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor", became effective as to the Company on January 1, 2003. As a result of the guidance, the Company adopted a new policy for recognizing slotting allowances and similar consideration received from vendors; allowances related to a specific purchase quantity are recorded as a component of the item cost of inventory and recognized in merchandise costs when the item is sold, and allowances not related to a specific purchase quantity are applied as a reduction of merchandise costs using a systematic and rational methodology, which results in the recognition of those incentives when the related merchandise is sold. Under the Company's previous accounting policy for vendor allowances, those credits were recognized as a reduction to cost of goods sold when the Company had fulfilled its obligations under the related contract. In connection with the implementation of the new accounting policy, the Company applied the provisions of EITF No. 02-16 prospectively, which resulted in deferring recognition of $4.5 million of allowances at April 2, 2005, and $4.3 million of allowances at March 27, 2004. The deferral reflects an adjustment of the Company's inventory balance.

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), "Share-Based Payment", which revised FASB Statement No. 123, "Accounting for Stock-Based Compensation." Statement 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." Statement No. 123(R) requires all share-based payments to employees, including grants of stock options, to be recognized in the income statement based on their fair values; pro forma disclosure is no longer an alternative.

Statement No. 123(R) will be effective for the first fiscal year beginning after June 15, 2005, and, accordingly, the Company will adopt the statement at the beginning of its fiscal year 2007. The Company expects to adopt Statement No. 123(R) using the modified prospective method, in which compensation cost, if any, will be recognized beginning with the effective date.

As permitted by Statement No. 123, the Company currently accounts for shared-based payments using APB Opinion No. 25's intrinsic value method and, as such, recognizes no compensation cost for employee stock options. The impact of the adoption of Statement No. 123(R) cannot be predicted because it will depend on levels of stock options and any other forms of share-based payments granted in the future. Had the Company adopted Statement No. 123(R) in prior periods, the impact of the standard would have approximated the impact of Statement No. 123 as described in the disclosure of pro forma net income and earnings per share above. However, the Company expects the adoption will not have an immediate material impact on the financial statements as there will be a minimal number of unvested stock options outstanding at the adoption date.

NOTE 3 - EARNINGS PER SHARE

The following table sets forth the computation of the numerators and denominators used in the computation of basic and diluted earnings per share
(EPS). Convertible debentures have been excluded from the 2003 computation because the effect would have been anti-dilutive.

                                             2005        2004        2003
                                           --------    --------    --------
Income from continuing operations .....    $ 4,162     $ 3,037     $   406
Discontinued operation ................         --          --        (354)
                                           -------     -------     -------
Net income - basic and diluted
  EPS numerator .......................    $ 4,162     $ 3,037     $    52
                                           =======     =======     =======

Weighted average shares outstanding ...      7,913       7,945       7,965
  Non-vested restricted shares ........        (16)         (5)        (22)
                                           -------     -------     -------
Basic EPS denominator .................      7,897       7,940       7,943
Effect of dilutive securities:
  Non-vested restricted shares ........         16           5          22
  Employee stock options ..............         91          61         136
                                           -------     -------     -------
Adjusted weighted average shares -
   diluted EPS denominator ............      8,004       8,006       8,101
                                           =======     =======     =======

NOTE 4 - INVENTORIES

Inventories are comprised of finished goods and goods held for resale. Inventories valued by the LIFO method represented approximately 65% of consolidated inventories at both April 2, 2005, and March 27, 2004. Current inventory cost exceeded the carrying amount of LIFO inventories by $0.8 million at April 2, 2005, and $1.2 million at March 27, 2004. Valuation allowances related to inventories were $1.2 million at both April 2, 2005, and March 27, 2004.

NOTE 5 - EMPLOYEE BENEFIT PLANS

The Company has a 'frozen' qualified defined benefit pension plan covering grandfathered employees and unfunded supplemental retirement plans for officers designated by the Board of Directors. The plans provide for payment of retirement benefits on the basis of an employee's length of service and earnings history. Pension plan assets consist principally of listed stocks, corporate and government notes and bonds.

A defined contribution savings plan allows 401(k) contributions by employees who elect to participate and can satisfy age and service requirements. The Company matches a portion of employees' contributions and may make discretionary contributions depending upon the Company's profitability. Expense for the plan was $2.2 million in 2005, $2.5 million in 2004 and $2.4 million in 2003.

The Company provides certain post-retirement healthcare benefits for non-union retirees and their eligible spouses. The plans are contributory with retiree contributions adjusted annually and certain other cost sharing features, such as deductibles and co-insurance.

The Company also participates in two multi-employer plans that provide defined benefits to union employees. Expense for the plans amounted to $2.0 million in 2005, $1.9 million in 2004, and $1.3 million in 2003. The increase in plan expenses in 2004 and 2005 is attributable to the addition of drivers during the second half of 2003. Previously, the Company had contracted for delivery service from a third party.

Amounts disclosed below for pension and post-retirement plans were measured as of March 31, 2005, and March 31, 2004.

Benefit plans amounts recognized in the consolidated balance sheets were as follows:

                                              Pension              Post-retirement
                                       2005          2004        2005         2004
                                     ---------    ---------    ---------    ---------
Change in benefit obligation:
Benefit obligation at
  beginning of year ...............  $ 76,124     $ 69,320     $  4,901     $  5,131
Service cost ......................     1,100          866          523          558
Interest cost .....................     4,447        4,407          258          310
Plan amendments ...................        --           --           --         (350)
Actuarial (gain)loss ..............     4,108        4,380         (506)        (387)
Benefits paid .....................    (3,096)      (2,849)        (323)        (361)
                                     --------     --------     --------     --------
Benefit obligation at end of year..  $ 82,683     $ 76,124     $  4,853     $  4,901
                                     ========     ========     ========     ========

                                     Pension               Post-retirement
                                2005        2004          2005        2004
                             ---------    --------      --------   ----------
Change in plan assets:
Fair value of plan assets
  at beginning of year ....  $ 40,379     $ 34,384      $    --    $      --
Return on plan assets .....     1,036        8,592           --           --
Company contribution ......       368          252          323          361
Benefits paid .............    (3,096)      (2,849)        (323)        (361)
                             --------     --------      -------    ---------
Fair value of plan assets
  at end of year ..........  $ 38,687     $ 40,379      $    --    $      --
                             ========     ========      =======    =========

The accumulated benefit obligation, funded status and accrued benefit costs of the plans were as follows:

                                                    Pension               Post-retirement
                                              2005          2004         2005        2004
                                            ---------    ---------    ---------    ---------
Accumulated benefit obligation ...........  $(79,633)    $(72,883)    $ (4,853)    $ (4,901)

Projected benefit obligation .............   (82,683)     (76,124)      (4,853)      (4,901)
Plan assets at fair value ................    38,687       40,378           --           --
                                            --------     --------     --------     --------
Funded status of the plan (underfunded)...   (43,996)     (35,746)      (4,853)      (4,901)
Unrecognized net actuarial loss ..........    29,550       24,522        1,031          851
Unrecognized prior service costs .........       766        1,136         (413)        (184)
                                            --------     --------     --------     --------
Net amount recognized ....................  $(13,680)    $(10,088)    $ (4,235)    $ (4,234)
                                            ========     ========     ========     ========
Accrued benefit liability ................  $(40,946)    $(32,505)    $ (4,235)    $ (4,234)
Intangible asset .........................       766        1,136           --           --
Accumulated other comprehensive loss .....    26,500       21,281           --           --
                                            --------     --------     --------     --------
Net amount recognized ....................  $(13,680)    $(10,088)    $ (4,235)    $ (4,234)
                                            ========     ========     ========     ========

Increase (decrease) in minimum liability
  included in other comprehensive income..  $  5,220     $ (2,299)    $     --     $     --
                                            ========     ========     ========     ========

The components of net pension benefit expense were as follows:

                                        2005        2004        2003
                                      --------    --------    --------
Service cost .......................  $ 1,100     $   866     $   687
Interest cost ......................    4,447       4,407       4,320
Expected return on plan assets .....   (3,316)     (2,826)     (3,498)
Recognized actuarial loss ..........    1,360       1,714         403
Amortization of prior service cost..      370         370         370
                                      -------     -------     -------
Benefit cost .......................  $ 3,961     $ 4,531     $ 2,282
                                      =======     =======     =======

The weighted-average assumptions used to determine benefit obligations were:

                                Pension         Post-retirement
                            2005      2004      2005       2004
                            ----      ----      ----      -----
Discount rate ...........   6.00%     6.00%     6.00%     6.00%
Compensation increases...   4.00%     4.00%      n/a       n/a

The weighted-average assumptions used to determine net periodic benefit cost were:

                                 Pension       Post-retirement
                             2005     2004      2005     2004
                             ----     ----      ----     ----
Discount rate .............  6.00%    6.50%     6.00%    6.50%
Expected long-term return
  on plan assets ..........  8.50%    8.50%      n/a      n/a
Compensation increases ....  4.00%    4.00%      n/a      n/a

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

The components of net post-retirement benefits costs were as follows:

                  2005     2004     2003
                 ------    -----    -----
Service cost...  $ 523     $ 558    $ 434
Interest cost..    258       310      306
Other .........     (7)       47        8
                 -----     -----    -----
Benefit cost...  $ 774     $ 915    $ 748
                 =====     =====    =====

The Company's assumed healthcare cost trend rate is 10.00% for 2005, decreasing gradually to 6.00% by 2015, and thereafter. The assumed healthcare cost trend rate for 2004 was 10.00%, decreasing to 6.00% by 2014, and thereafter. A one percentage point change in the assumed rate would not have had a material effect on the benefit obligation or expense.

Pension plan weighted-average asset allocations at March 31, 2005, and March 31, 2004 were as follows:

                       2005       2004
                      ------     ------
Equity securities...   53.7%      68.8%
Debt securities.....   23.5       21.8
Real estate ........    2.9        2.5
Other ..............   19.9        6.9
                      -----      -----
  Total ............  100.0%     100.0%
                      =====      =====

The Company's policy with respect to pension plan investments is to invest for maximum return at a reasonable risk level using a diversified portfolio of investment holdings. Weighted-average target asset allocations are currently 70.0% equity securities, 22.5% debt securities and 7.5% real estate and other holdings.

Equity securities included Marsh common stock in the amounts of $2.8 million (7.3% of total plan assets) and $3.1 million (7.8% of total plan assets) at March 31, 2005, and March 31, 2004, respectively. The number of shares of Marsh A common stock and Marsh B common stock were 151,213 and 92,675, respectively, at both April 2, 2005, and March 27, 2004.

The Company expects to contribute $0.3 million to its pension plans and $0.4 million to its post-retirement plan in fiscal 2006.

The following benefit payments, which reflect future service, as appropriate, are expected to be paid:

                     Pension     Post-retirement
                     -------     ---------------
2006 ..............  $ 3,119         $   402
2007 ..............    3,439             429
2008 ..............    3,685             421
2009 ..............    5,036             440
2010 ..............    5,346             507
2011 through 2015..   28,639           3,731

NOTE 6 - DEBT

Long-term debt consisted of the following:

                                          2005           2004
                                        ----------    ----------
10.05% notes ......................     $   9,656     $  11,243
8.25% mortgage ....................        15,021        15,523
8.95% mortgage ....................         8,662         9,648
Revolving credit facility .........        43,000        36,000
8 7/8% senior subordinated notes ..       102,795       102,795
      Less discount ...............          (194)         (278)
Other .............................         1,600         1,605
Less current maturities ...........       (47,272)       (2,375)
                                        ---------     ---------
                                        $ 133,268     $ 174,161
                                        =========     =========

The 10.05% notes are payable in monthly installments (principal and interest) of $220,000 through 2009. Land and buildings with a net carrying amount of $23.6 million are pledged as collateral for the notes.

The 8.25% mortgage is payable in monthly installments (principal and interest) of $147,000 and matures in January 2010. The mortgage is secured by land and buildings with a net carrying amount of $17.6 million.

The 8.95% mortgage is payable in monthly installments (principal and interest) of $94,000 and matures in May 2010. The mortgage is secured by land and buildings with a net carrying amount of $7.0 million.

The revolving credit facility permits total borrowings of $82.5 million. Amounts borrowed are for terms selected by the Company at the time of borrowing. Interest rates are based on LIBOR or floating prime rate, and principal and interest are payable at maturity. Commitment fees of 0.5% are paid on unused amounts and the facility matures in February 2006. Land and buildings with a net carrying amount of $67.5 million are pledged for the credit facility. The Company believes that it will be able to secure an extension or other financing prior to the credit facility maturity date.

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

The fair market value of the Company's long-term debt was approximately $183.9 million at April 2, 2005. The fair market value was estimated using quoted market rates for publicly traded debt and current incremental borrowing rates for non-public debt.

The revolving credit facility and senior subordinated notes both require maintenance of minimum working capital and limit cash dividends, repurchases of common stock, future indebtedness, lease obligations and disposition of assets.

Aggregate future principal payments of long-term debt outstanding at April 2, 2005 were:

2006..........  $ 47,272
2007..........     2,940
2008..........   106,048
2009..........     3,578
2010..........    20,896
Thereafter....         -

Interest expense consisted of:

                                2005       2004        2003
                              -------     -------     -------
Long-term debt .............  $15,640     $15,517     $19,742
Capital lease obligations ..    3,501       3,528       3,518
Other ......................       72           5          10
                              -------     -------     -------
Total interest expense .....  $19,213     $19,050     $23,270
                              =======     =======     =======

Interest capitalized .......  $   238     $   533     $   474
                              =======     =======     =======

Cash payments for interest..  $18,158     $18,780     $23,472
                              =======     =======     =======

NOTE 7 - DEBT AND GUARANTOR SUBSIDIARIES

Other than three minor subsidiaries, all of the Company's subsidiaries (the "guarantors") have fully and unconditionally guaranteed on a joint and several basis the Company's obligations under the 8 7/8% senior subordinated notes. The guarantors are 100% direct or indirect wholly-owned subsidiaries of the Company.

NOTE 8 - LEASES

Of the Company's 286 retail stores, 207 are leased under commercial lease agreements providing for initial terms generally from 15 to 20 years with options to extend the initial terms up to an additional 20 years. The Company also leases a portion of its transportation and store equipment for periods of three to eight years plus renewal options.

Capitalized lease property consisted of store facilities having a net carrying cost of $22.9 million at April 2, 2005, and $24.6 million at March 27, 2004.

Future minimum lease payments for capital and operating leases with terms in excess of one year, and the present value of capital lease obligations, at April 2, 2005 were as follows:

                                       Capital     Operating
                                       Leases       Leases
                                      --------     ---------
2006 ...............................  $  4,487     $ 39,590
2007 ...............................     4,500       35,283
2008 ...............................     4,500       30,692
2009 ...............................     4,288       24,638
2010 ...............................     4,225       19,577
Thereafter .........................    34,319      140,819
                                      --------     --------
                                        56,319     $290,599
                                                   ========
Less amounts representing interest..    27,935
                                      --------
Present value of net minimum
   lease payments ..................  $ 28,384
                                      ========

Minimum annual lease payments will be reduced by $1.6 million from future sublease rentals.

Rental expense consisted of:

                             2005        2004         2003
                          ---------    ---------    ---------
Minimum rentals ........  $ 43,615     $ 38,545     $ 37,224
Contingent rentals .....       155          195          193
Sublease rental income..    (1,653)      (1,431)      (1,514)
                          --------     --------     --------
                          $ 42,117     $ 37,309     $ 35,903
                          ========     ========     ========

During 2005 and 2004, the Company completed sale leaseback transactions for certain supermarkets and convenience stores. The leases were generally for base terms of 20 years, with options to renew following the base term. Gains from the sales were deferred and will be recognized over the term of the lease.

In the fourth quarter of 2005, the Company completed its previously announced review of its accounting for leases. The Company concluded that certain aspects of its accounting for leases did not comply with GAAP. The Company corrected its accounting for leases and recorded an $0.8 million charge to depreciation in the fourth quarter of 2005.

NOTE 9 - INCOME TAXES

The components of deferred tax assets and liabilities were as follows:

                                            2005         2004
                                          ---------    ---------
Deferred tax assets:
   Compensation and benefit accruals ...  $ 19,089     $ 15,599
   Self-insurance reserves .............       548          751
   Other ...............................     5,711        6,331
                                          --------     --------
      Total deferred tax assets ........    25,348       22,681
Deferred tax liabilities:
   Property and equipment, including
      leased property ..................   (28,747)     (35,503)
   Prepaid employee benefits ...........        --         (297)
   Inventory ...........................   (11,654)      (8,187)
   Other ...............................    (3,823)      (3,333)
                                          --------     --------
      Total deferred tax liabilities ...   (44,224)     (47,320)
                                          --------     --------
Net deferred tax liability .............  $(18,876)    $(24,639)
                                          ========     ========

Income tax expense consisted of the following:

                          2005       2004      2003
                        --------   --------   -------
Current - Federal....   $ 6,189    $(7,062)   $ 3,000
           State.....       166        (97)       137
Deferred - Federal...    (3,917)     9,593     (1,947)
           State.....       (55)        85        (52)
                        -------    -------    -------
                        $ 2,383    $ 2,519    $ 1,138
                        =======    =======    =======

Cash payments........   $ 2,712    $   801    $ 1,272
                        =======    =======    =======

A reconciliation of income tax expense is as follows:

                                        2005        2004        2003
                                       -------    --------    -------
Federal statutory tax rate ..........  $ 2,291    $ 1,945     $   541
State and local, net of federal tax..       72         (8)         55
Other ...............................       20        582         542
                                       -------    -------     -------
Total income tax expense ............  $ 2,383    $ 2,519     $ 1,138
                                       =======    =======     =======

NOTE 10 - SHAREHOLDERS' EQUITY AND EMPLOYEE STOCK PLANS

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

STOCK REPURCHASE PLAN

The board of directors has authorized the repurchase of the Company's Class A and/or Class B Common Stock to an aggregate limit of $18.0 million. During 2005, the Company repurchased 64,957 shares of Class A Common Stock at an average price of $14.21 and 4,481 shares of Class B Common Stock at an average price of $11.75.

CHANGES IN SHARES OUTSTANDING

Changes in shares issued and treasury shares during the three years ended April 2, 2005 were as follows:

                                     Class A    Class B
                                     -------    -------
Issued shares:
Balance at March 29, 2003,
March 27, 2004, and April 2, 2005     4,695      5,265
                                     ======     ======
Treasury shares:
Balance at March 30, 2002 .......       849      1,139
  Shares repurchased ............        35         12
  Stock options exercised .......        --        (12)
  Director stock purchases ......        --         (4)
  Restricted stock grant ........        (6)        --
                                     ------     ------
Balance at March 29, 2003 .......       878      1,135
  Shares repurchased ............        20          1
  Director stock purchases ......        --         (7)
  Restricted stock grant ........       (16)        --
                                     ------     ------
Balance at March 27, 2004 .......       882      1,129
  Shares repurchased ............        65          4
  Stock options exercised .......        --        (21)
  Director stock purchases ......        --         (7)
                                     ------     ------
Balance at April 2, 2005 ........       947      1,105
                                     ------     ------
Net outstanding at April 2, 2005      3,748      4,160
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

The 1999 Outside Directors' Stock Option Plan reserved 150,000 shares of common stock, in any combination of Class A and Class B, for the grant of stock options and restricted stock to non-employee directors. The Board of Directors administers the plan and determines the terms and conditions of the awards, subject to the terms of the plan. The option price may not be less than 85% of the market value as of the date of the grant.

All equity compensation plans of the Company have been approved by its shareholders. Following is summary information for options outstanding and shares reserved for all plans:

                                         Class A       Class B
                                        ----------    --------
Shares to be issued
  upon exercise of options .........      1,324            527
Weighted average exercise price ....    $ 14.12       $  10.95
Shares available for future
  issuance                                  145(a)          --

      (a) in any combination of Class A and Class B

A summary of the Company's stock option activity follows: (price is weighted average; options are in thousands):

                       Class A    shares   Class B     shares
                       -------   -------   -------    --------
                        Price    Options    Price     Options
                       -------   -------   -------    --------
Outstanding at
  March 30, 2002 ....  $13.86       971     $10.85       588
  Granted ...........   14.77       453         --        --
  Exercised .........      --        --       9.51       (12)
  Expired/forfeited..   14.51       (66)     10.44       (25)
                                  -----                  ---
Outstanding at
  March 29, 2003 ....   14.13     1,358      10.90       551
  Expired/forfeited..   14.70       (34)     10.55        (3)
                                  -----                  ---
Outstanding at
  March 27, 2004 ....   14.12     1,324     $10.90       548
  Exercised .........      --        --       9.70       (21)
                                  -----                  ---
Outstanding at
  April 2, 2005 .....  $14.12     1,324     $10.95       527
                                  =====                  ===

Related stock option information is as follows:

(options are in thousands)

                                            2005          2004          2003
                                         ---------     ---------     ---------
Vested options at the end of the year
    Class A shares ..................        1,183           870           625
    Class B shares ..................          527           453           363
Weighted average exercise price
   of vested options
    Class A shares ..................    $   14.04     $   13.99     $   13.99
    Class B shares ..................        10.95         11.03         11.20
Weighted average exercise price
   of options granted during the year
    Class A shares ..................    $      --     $      --     $   14.77
    Class B shares ..................           --            --            --

At April 2, 2005, the range of option exercise prices for Class A shares was $13.01 to $15.38 and for Class B shares was $9.50 to $14.75 and the weighted-average remaining contractual life of those options for Class A and Class B shares was 5.0 years and 3.3 years, respectively.

The fair value of granted options reported in NOTE 1 - Significant Accounting Policies was estimated using a Black-Scholes option-pricing model with the following assumptions for 2003; a 3.5% dividend yield, 21.0% volatility, a 5.2% risk free interest rate, and a 10 year life. The weighted average fair value of Class A stock options granted during 2003 was $3.35; no Class B stock options were granted. No options were granted in 2004 and 2005.

OTHER STOCK PLANS

The 1998 Executive Stock Purchase Plan allowed designated officers to purchase issued and outstanding shares of the Company's common stock, in any combination of Class A and Class B, to an aggregate of 300,000 shares. In prior years, the Company arranged for participants to obtain a bank loan to fund the purchase of shares and guaranteed the repayment to the bank of all principal, interest and other obligations of each participant. The total amount of principal and interest owed by participants at April 2, 2005, was $0.6 million and at March 27, 2004, was $2.2 million.

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

NOTE 11 - CONTINGENCIES

A complaint was filed against the Company on August 26, 2004, in the United States District Court for the Southern District of Indiana, Indianapolis Division, entitled C. Alan Marsh v. Marsh Supermarkets, Inc., Cause No. 1:04-CV-1407-SEB-VSS. The case involved claims for breach of contract and civil conversion and sought damages and treble damages. The Company settled the matter during the fourth quarter of 2005; the net effect of the settlement was a $0.9 million charge to other non-operating income.

The Company may be involved in litigation from time to time in the normal course of business. The Company is not aware of any contingencies that would have a material adverse impact on its financial statements.

NOTE 12 - SELECTED QUARTERLY FINANCIAL DATA (unaudited)

(in thousands, except per share amounts)

                                                          2005                                       2004
                                        ----------------------------------------- -----------------------------------------
                                         Fourth      Third     Second     First     Fourth     Third    Second      First
                                        ---------- --------- ---------- --------- ---------- --------- ---------- ---------
Sales and other revenues ............   $ 418,387  $ 401,752 $ 524,074  $ 399,396 $ 375,486  $ 388,417 $ 508,955  $ 378,010
Gains from sales of property.........         663      1,890       818        456       879        354     1,814         --
                                        ---------  --------- ---------  --------- ---------  --------- ---------  ---------
Total revenues.......................     419,050    403,642   524,892    399,852   376,365    388,771   510,769    378,010
                                        ---------  --------- ---------  --------- ---------  --------- ---------  ---------
Gross profit ........................     122,568    119,607   154,692    118,729   113,463    117,882   152,384    113,931
Selling, general and administrative..     115,045    105,099   139,996    106,039   104,956    103,874   138,053    102,119
Depreciation.........................       6,563      5,815     7,787      5,785     5,810      5,781     7,660      5,762
                                        ---------  --------- ---------  --------- ---------  --------- ---------  ---------
Operating income.....................         960      8,693     6,909      6,905     2,697      8,227     6,671      6,050
Interest.............................       4,751      4,475     5,704      4,283     4,287      4,268     5,925      4,570
Other non-operating income...........      (1,453)        --      (838)        --        --         --      (327)      (634)
                                        ---------  --------- ---------  --------- ---------  --------- ---------  ---------
Income (loss) before income taxes....      (2,338)     4,218     2,043      2,622    (1,590)     3,959     1,073      2,114
Income taxes (benefit)...............        (905)     1,545       739      1,004      (362)     1,635       390        856
                                        ---------  --------- ---------  --------- ---------  --------- ---------  ---------
Net income (loss)....................   $  (1,433) $   2,673 $   1,304  $   1,618 $  (1,228) $   2,324 $     683  $   1,258
                                        =========  ========= =========  ========= =========  ========= =========  =========
Earnings (loss) per common share:
Basic................................   $    (.18) $     .34 $     .17  $     .20 $    (.15) $     .29 $     .09  $     .16
Diluted..............................        (.18)       .34       .16        .20      (.15)       .29       .09        .16

Cash Dividend: Class A...............   $     .13  $     .13 $     .13  $     .13 $     .13  $     .13 $     .13  $     .13
               Class B...............         .13        .13       .13        .13       .13        .13       .13        .13

Cash dividends have been paid on the common stock during each quarter for the past 45 years.

Quarterly earnings per share are based on weighted-average shares outstanding for the quarter; therefore, the sum of the quarters may not equal the full year earnings per share amount.

The first, second and third quarters were 12 weeks, 16 weeks and 12 weeks, respectively. The fourth quarter of 2005 was 13 weeks; the fourth quarter of 2004 was 12 weeks.

Income before taxes for the fourth quarter of 2005 includes an $0.8 million charge to depreciation to correct the Company's accounting for leases, and other non-operating income of $2.4 million in settlement of litigation against two of the Company's general liability insurance carriers for costs related to the remediation of petroleum contamination, net of $0.9 million in expense to settle a claim brought by a former officer of the Company.

SHAREHOLDER INFORMATION

STOCK LISTINGS

At April 2, 2005, there were 2,393 record holders of Class A Common Stock and 2,678 record holders of Class B Common Stock (a composite total of 2,967 holders of Marsh common stock).

Both classes of common stock trade on the NASDAQ National Market System under the symbols MARSA (Class A Common Stock) and MARSB (Class B Common Stock). As of April 2, 2005, the following firms acted as market makers:

Knight Equity Markets, L.P.
McDonald Investments Inc.
UBS Capital Markets, L.P.

RANGE OF MARKET PRICE OF COMMON STOCK

                   A shares        B shares
               ---------------  --------------
                High     Low     High    Low
               ------   ------  ------  ------
2005    1Q     $15.00   $13.00  $14.18  $12.32
        2Q      14.00    11.09   13.90   11.01
        3Q      12.00    10.82   13.00   10.98
        4Q      13.00    11.00   14.75   12.20

2004    1Q      14.03    11.00   13.23   10.43
        2Q      13.78    10.51   13.28   10.61
        3Q      11.10    10.45   11.35   10.73
        4Q      13.75    10.82   13.49   10.82

SHAREHOLDER INVESTMENT PLAN

The plan provides shareholders a means by which to acquire shares of common stock through regular dividend reinvestment and voluntary cash payments.

For details, contact the Plan Administrator:
National City Bank, Reinvestment Services - Loc 5352, Post Office Box 94946, Cleveland, OH 44101-4509; Telephone (800) 622-6757 Fax (216) 257-8367.

SHAREHOLDER INQUIRIES

Shareholders may direct inquiries to the stock transfer agent:National City Bank, Shareholder Services
P.O. Box 92301 - Loc 5352
Cleveland, Ohio 44101-4301
Telephone (800) 622-6757
Fax (216) 257-8508
e-mail: shareholder.inquiries@nationalcity.com

FORM 10-K AND FINANCIAL INFORMATION

Shareholders, members of the financial community, and news media desiring further information or copies of the annual report or Form10-K to the Securities and Exchange Commission should contact:

Chief Financial Officer
Marsh Supermarkets, Inc., 9800 Crosspoint Boulevard, Indianapolis, IN 46256-3350; Telephone (317) 594-2628.

Financial releases may be accessed the following way, 24 hours a day, 7 days a week:

Via the Internet at www.marsh.net

ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders will be held at 10:00 a.m., Tuesday, August 2, 2005, at the Company's principal executive offices at 9800 Crosspoint Boulevard, Indianapolis, Indiana.